Enhanced Disclosure Task Force
On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report,
Enhancing the Risk Disclosures of Banks
. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.
Disclosures related to the EDTF recommendations are detailed in the index below, as presented in this 2022 Annual Report, the Supplementary Financial Information (SFI) or Supplementary Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not, and should not be considered to be incorporated by reference into this 2022 Annual Report.

Topic	EDTF Disclosure	Page number
		Annual Report	SFI	SRCI
General	1. Present all risk-related information in each report, providing an index for easy navigation	73-113	Index	Index
	2. Define the bank’s risk terminology and risk measures and present key parameters used	83-113, 131-133
	3. Discuss top and emerging risks for the bank and changes in risk exposure	73-75
	4. Outline plans to meet new key regulatory ratios once the applicable rules are finalized	67
Risk Governance, Risk Management and Business Model	5. Summarize the bank’s risk management organization, processes, and key functions	77-82
	6. Describe the bank’s risk culture and procedures applied to support the culture	82
	7. Describe key risks that arise from the bank’s business model and activities	80
	8. Describe the use of stress testing within the bank’s risk governance and capital frameworks	81-82
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Provide minimum Pillar 1 capital requirements	66-68		3-4,10
	10. Summarize information contained in the composition of capital templates and disclose a reconciliation of the accounting balance sheet to the regulatory balance sheet • A Main Features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	68		3-5
	11. Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital			6
	12. Discuss capital planning within a more general discussion of management’s strategic planning	65
	13. Provide granular information to explain how RWA relate to business activities, including management’s capital targets	69		11
	14. Present a table showing the capital requirements for each method used for calculating RWA	69,83-87		11,17-30,37-43
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios			17-30, 37-43
	16. Present a flow statement that reconciles movements in RWA by credit risk and market risk			31,57
	17. Describe the bank’s Basel validation and back-testing process. Included in our SRCI is our estimated and actual loss parameter information	106-107		58-62
Liquidity	18. Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs	95-101
Funding	19. Summarize encumbered and unencumbered assets in a table by balance sheet category	97	37-38
	20. Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	102-103
	21. Discuss the bank’s sources of funding and describe the bank’s funding strategy	98-99
Market Risk	22. Provide a breakdown of balance sheet positions into trading and non-trading market risk measures	94
	23. Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures	90-94
	24. Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model	90-93, 106-107
	25. Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures	90-91
Credit Risk	26. Provide information about the bank’s credit risk profile and credit risk concentrations	83-89, 155-161	24-34	11-56
	27. Describe the bank’s policies related to impaired loans and renegotiated loans	156,161
	28. Provide reconciliations of impaired loans and the allowance for credit losses	88,159
	29. Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions	83-84,89		35-48
	30. Provide a discussion of credit risk mitigation	83-84, 167,173,204		16,32,44
Other Risks	31. Describe other risks and discuss how each is identified, governed, measured and managed	77-81, 104-113
	32. Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred	104-113

BMO Financial Group 205th Annual Report 2022	15

Management’s Discussion and Analysis
BMO’s Chief Executive Officer and Chief Financial Officer have signed a statement outlining management’s responsibility for financial information in the annual consolidated financial statements and Management’s Discussion and Analysis (MD&A). The statement also explains the roles of the Audit and Conduct Review Committee and Board of Directors in respect of that financial information.
The MD&A comments on our operations and financial condition for the years ended October 31, 2022 and 2021. The MD&A should be read in conjunction with the consolidated financial statements for the year ended October 31, 2022. The MD&A commentary is as at December 1, 2022. Unless otherwise indicated, all amounts are stated in Canadian dollars and have been derived from consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We also comply with interpretations of IFRS by our regulator, the Office of the Superintendent of Financial Institutions (OSFI) Canada. References to generally accepted accounting principles (GAAP) mean IFRS.

Index

17	Caution Regarding Forward-Looking Statements

18	About BMO

19	Financial Objectives and Value Measures

22	Supporting a Sustainable and Inclusive Future

23	Financial Highlights

24	Non-GAAP and Other Financial Measures

28	Significant Events

29	Economic Developments and Outlook

30	2022 Financial Performance Review

38	2022 Operating Groups Performance Review
38	Summary
39	Personal and Commercial Banking
40	Canadian Personal and Commercial Banking
44	U.S. Personal and Commercial Banking
48	BMO Wealth Management
52	BMO Capital Markets
56	Corporate Services, including Technology and Operations

58	Summary Quarterly Earnings Trends

59	Review of Fourth Quarter 2022 Performance

61	2021 Financial Performance Review

63	Financial Condition Review
63	Summary Balance Sheet
65	Enterprise-Wide Capital Management
71	Off-Balance Sheet Arrangements

73	Enterprise-Wide Risk Management

114	Accounting Matters and Disclosure and Internal Control
114	Critical Accounting Estimates and Judgments
117	Changes in Accounting Policies in 2022
118	Future Changes in Accounting Policies
118	Other Regulatory Developments
118	Transactions with Related Parties
119	Shareholders’ Auditors’ Services and Fees
120	Management’s Annual Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

121	Supplemental Information

131	Glossary of Financial Terms

Regulatory Filings
BMO’s continuous disclosure materials, including our interim consolidated financial statements and interim MD&A, audited annual consolidated financial statements and annual MD&A, Annual Information Form and Notice of Annual Meeting of Shareholders and Management Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. BMO’s Chief Executive Officer and Chief Financial Officer certify the appropriateness and fairness of BMO’s annual and interim consolidated financial statements, annual MD&A and Annual Information Form, the effectiveness of BMO’s disclosure controls and procedures and the effectiveness of, and any material weaknesses relating to, BMO’s internal control over financial reporting. Information contained in, or otherwise accessible through, our website (www.bmo.com) or any third-party websites mentioned herein, does not form part of this document.

Caution
The About BMO, Financial Objectives and Value Measures, Supporting a Sustainable and Inclusive Future, Significant Events, Economic Developments and Outlook, 2023 Focus, Business Environment and Outlook, Enterprise-Wide Capital Management, Off-Balance Sheet Arrangements, Enterprise-Wide Risk Management, Future Changes in Accounting Policies and Other Regulatory Developments sections contain certain forward-looking
statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Refer to the Caution Regarding Forward-Looking Statements for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such sections.

16	BMO Financial Group 205th Annual Report 2022

Factors That May Affect Future Results
As noted in the following Caution Regarding Forward-Looking Statements, all forward-looking statements and information, by their nature, are subject to inherent risks and uncertainties, both general and specific, which may cause actual results to differ materially from the expectations expressed in any forward-looking statement. The Enterprise-Wide Risk Management section describes a number of risks, including credit and counterparty, market, insurance, liquidity and funding, operational non-financial,
legal and regulatory, strategic, environmental and social, and reputation risk. Should our risk management framework prove ineffective, there could be a material adverse impact on our financial position and results.

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States
Private Securities Litigation Reform Act of 1995
and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2023 and beyond, our strategies or future actions, our targets and commitments (including with respect to net zero emissions), expectations for our financial condition, capital position or share price, the regulatory environment in which we operate, the results of, or outlook for, our operations or for the Canadian, U.S. and international economies, the closing of our proposed acquisition of Bank of the West, including plans for the combined operations of BMO and Bank of the West and the financial, operational and capital impacts of the transaction, and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges; the severity, duration and spread of the
COVID-19
pandemic, and possibly other outbreaks of disease or illness, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; information, privacy and cybersecurity, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to, or affecting, economic or trade matters; climate change and other environmental and social risk; the Canadian housing market and consumer leverage; inflationary pressures; global supply-chain disruptions; changes in monetary, fiscal, or economic policy; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and judgments, and the effects of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; the possibility that our proposed acquisitions, including our acquisition of Bank of the West, do not close when expected, or at all, because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis, or at all, or are received subject to adverse conditions or requirements; the anticipated benefits from proposed acquisitions, including Bank of the West, such as potential synergies and operational efficiencies, are not realized; our ability to manage exposure to capital arising from changes in fair value of assets and liabilities between signing and closing; our ability to perform effective fair value management actions and unforeseen consequences arising from such actions; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial,
legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section, as updated by quarterly reports, as well as in the Allowance for Credit Losses section, as updated by quarterly reports. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. Assumptions about Bank of the West’s balance sheet, product mix and margins, and interest rate sensitivity were material factors we considered in estimating the fair value and goodwill and intangibles amounts at closing, and assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities were material factors we considered in estimating pre-tax
cost synergies. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group 205th Annual Report 2022	17

MANAGEMENT’S DISCUSSION AND ANALYSIS

About BMO
Established in 1817, BMO Financial Group (BMO, Bank of Montreal, the bank, we, our, us) is the eighth largest bank in North America by assets, with total assets of $1.14 trillion. We are highly diversified, providing a broad range of personal and commercial banking, wealth management, global markets and investment banking products and services. We serve twelve million customers across Canada and the United States, and in select markets globally, through three integrated operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.
At BMO, we continue to build a high-performing, digitally-enabled, future-ready bank with highly engaged employees and a winning culture. We are focused on helping our customers make real financial progress and financing our clients’ growth and innovation while investing in our workforce. Anchored in our Purpose, we are driven by our strategic priorities for growth, strengthened by our approach to sustainability, and guided by our values to build a foundation of trust with our stakeholders.

Our Purpose: Boldly Grow the Good
in business and life
BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider to create opportunities for our communities and our stakeholders to make positive, sustainable change, because we believe that success can and must be mutual. Our bold commitments for a thriving economy, a sustainable future and an inclusive society are reflected in our active, direct response to today’s most pressing challenges.

•
Thriving economy
– Providing access to capital and valuable financial advice – investing in businesses, supporting home ownership and strengthening the communities we serve, while driving innovation that makes banking easier

•	Sustainable future – Being our clients’ lead partner in the transition to a net zero world, delivering on our commitments to sustainable financing and responsible investing

•
Inclusive society
– Committing to zero barriers to inclusion through investments, products, services and partnerships that remove systemic barriers for under-represented customers, employees and communities – and drive inclusion and equitable growth for everyone

Our Strategic Priorities
Consistent strong performance is essential to realizing our Purpose. We aim to deliver top-tier
total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities. Keeping the fundamentals of our strategy consistent, we renewed our priorities for fiscal 2023 to reflect our strong momentum and the changing environment:

•	World-class loyalty and growth, powered by One Client leadership, bringing the full suite of BMO’s products, services and advice to our clients

•	Winning culture driven by alignment, empowerment and recognition

•	Digital First for speed, scale and the elimination of complexity

•	Lead partner in our clients’ transition to a net zero world

•	Superior management of risk, capital and funding performance
Our group strategic priorities align with and support our enterprise-wide strategy, positioning us well to drive competitive performance. The group strategies are outlined in the 2022 Operating Groups Performance Review.

Our Approach to Sustainability
Our commitment to sustainability is embedded in our strategy and is fundamental to our Purpose. We identify the most significant effects of our business operations, products and services on our stakeholders and the communities in which we operate. We take steps to manage our business in a manner that is consistent with our sustainability objectives, while also considering the interests of our stakeholders. We apply a variety of environmental, social and governance (ESG) practices and benchmarks to capture opportunities and manage risks in key areas such as sustainable finance, climate change, human rights, and diversity, equity and inclusion.

Our Values
Four core values shape our culture and underpin our choices and actions:

•	Integrity

•	Diversity

•	Responsibility

•	Empathy
Caution
This About BMO section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

18	BMO Financial Group 205th Annual Report 2022

Financial Objectives and Value Measures
Results and measures in this section are presented on a reported and an adjusted basis, and management considers both to be useful in assessing our performance. We believe that the non-GAAP measures and ratios presented here, read together with our GAAP results, provide readers with a better understanding of how management assesses results and are a better reflection of ongoing business performance.
Adjusted results and measures in this section, including earnings per share (EPS), EPS growth, return on equity (ROE), return on tangible common equity (ROTCE), net income, revenue, non-interest expense, efficiency ratio and operating leverage, are non-GAAP amounts, measures and ratios, and are discussed in the
Non-GAAP
and Other Financial Measures section.
We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and we calculate our efficiency ratio and operating leverage on a similar basis. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets, caused by movements in interest rates and equity markets, that is largely offset in CCPB. Presenting our revenue, efficiency ratio and operating leverage on a net basis allows for a better assessment of operating results.
Measures and ratios on a net revenue basis are non-GAAP. For more information on CCPB, refer to the
Non-GAAP
and Other Financial Measures section. Information regarding the composition of each of these measures is also provided in the Glossary of Financial Terms.

Financial Objectives
BMO’s business planning process is rigorous, sets ambitious goals and considers prevailing economic conditions, our risk appetite, our customers’ evolving needs and the opportunities available across our lines of business. It includes clear and direct accountability for annual performance that is measured against both internal and external benchmarks and progress toward our strategic priorities.
We have established medium-term financial objectives for certain important performance measures, which are set out below. Medium-term is generally defined as three to five years, and performance is assessed on an adjusted basis. We aim to deliver top-tier total shareholder return and achieve our financial objectives by aligning our operations with, and executing on, our strategic priorities.
These objectives serve as guideposts and they assume a normal business environment. Our ability to meet these objectives in any single period may be adversely affected by extraordinary developments. We recognize that in managing our operations and our exposure to risk, current profitability and our ability to meet these objectives in a single period must be balanced with the need to invest in our businesses for long-term sustainability and future growth.
Our financial objectives and our performance against these objectives are outlined in the table below and described in the sections that follow.
Financial Objectives and Metrics

	Financial objectives (adjusted)	Reported basis			Adjusted basis (1)
As at and for the periods ended October 31, 2022		1-year	3-year (2)	5-year (2)	1-year	3-year (2)	5-year (2)
Total shareholder return (%)	Top-tier	(3.1)	13.4	9.2	na	na	na
Earnings per share growth (%)	7-10%	72.7	32.1	20.4	2.1	12.0	10.2
Average return on equity (%)	15% or more	22.9	16.0	14.7	15.2	14.0	14.1
Operating leverage, net of CCPB (%) (3)	2% or more	29.0	11.3	6.6	1.3	3.3	2.5
Common Equity Tier 1 Ratio (%)	Exceed regulatory requirement	16.7	na	na	na	na	na

(1)	Adjusted results and measures in this table are non-GAAP amounts and measures and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	The 3-year and 5-year EPS growth rate and operating leverage, net of CCPB, reflect compound annual growth rates (CAGR).
(3)	Operating leverage, net of CCPB, on a reported and adjusted basis presented in this table are non-GAAP measures and are discussed in the Non-GAAP and Other Financial Measures section.
na – not applicable

Total Shareholder Return
The average annual total shareholder return (TSR) is a key measure of shareholder value, and over time, we expect that execution on our strategic priorities will drive value creation for our shareholders. The one-year, three-year and five-year average annual TSR was negative 3.1%, positive 13.4% and positive 9.2%, respectively, all above our Canadian peer group average (excluding BMO) of negative 6.2%, positive 8.9% and positive 7.2%, respectively.
The table below summarizes dividends paid on BMO’s common shares over the past five years and the movements in our share price. An investment of $1,000 in BMO common shares made at the beginning of fiscal 2018 would have been worth $1,552 as at October 31, 2022, assuming reinvestment of dividends, for a total return of 55.2%.
Dividends declared per common share in fiscal 2022 totalled $5.44, an increase of $1.20 from $4.24 in the prior year, as the restriction put in place on March 13, 2020 by the Office of the Superintendent of Financial Institutions (OSFI) on dividend increases by federally regulated financial institutions was removed effective November 4, 2021. Dividends paid over a five-year period have increased at an average annual compound rate of approximately 8%.

The
annual total shareholder return (TSR)
represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.

BMO Financial Group 205th Annual Report 2022	19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Shareholder Return

For the year ended October 31	2022	2021	2020	2019	2018	3-year CAGR (1)	5-year CAGR (1)
Closing market price per common share ($)	125.49	134.37	79.33	97.50	98.43	8.8	4.9
Dividends paid ($ per share)	5.11	4.24	4.21	3.99	3.72	8.6	7.7
Dividend yield (%)	4.3	3.2	5.3	4.2	3.8	nm	nm
Increase (decrease) in share price (%)	(6.6)	69.4	(18.6)	(0.9)	(0.4)	nm	nm
Total annual shareholder return (%) (2)	(3.1)	75.9	(14.6)	3.2	3.3	13.4	9.2
Canadian peer group average (excluding BMO) (3)	(6.2)	56.1	(11.5)	11.4	(1.2)	8.9	7.2

(1)	Compound annual growth rate (CAGR) expressed as a percentage.
(2)	Total annual shareholder return assumes reinvestment of quarterly dividends and therefore does not equal the sum of dividend and share price returns in the table.
(3)	As at October 31, 2022, peers: BNS, CIBC, NB, RBC, TD.
nm – not meaningful

Earnings per Share Growth

All references to earnings per share (EPS) are to diluted EPS, unless otherwise indicated.
EPS was $19.99 in 2022, an increase of $8.41 or 73% from $11.58 in 2021. Adjusted EPS was $13.23, an increase of $0.27 or 2% from $12.96 in 2021. The increase in EPS primarily reflected higher earnings. Net income available to common shareholders increased 77%
year-over-year
on a reported basis, and increased 5% on an adjusted basis. The average number of diluted common shares outstanding increased 3% from 2021.
On March 29, 2022, we completed a public offering to finance a portion of the purchase price of the announced acquisition of Bank of the West. The impact of this share offering reduced reported EPS by $0.34 and adjusted EPS by $0.21, or 2%, respectively.

Earnings per share (EPS)
is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.

Return on Equity

Reported return on equity (ROE) was 22.9% in 2022 and adjusted ROE was 15.2%, compared with 14.9% and 16.7%, respectively, in 2021. Reported ROE increased due to higher net income, primarily due to higher revenue in the current year resulting from fair value management actions related to the announced acquisition of Bank of the West. Adjusted ROE decreased, as higher net income was offset by an increase in common equity, partially due to the impact of equity issued related to the announced acquisition of Bank of the West.
There was an increase of $5,796 million in reported net income available to common shareholders and an increase of $401 million in adjusted net income available to common shareholders in the current year. Average common shareholders’ equity increased $7.6 billion or 15% from 2021, primarily due to growth in retained earnings and the issuance of common shares, partially offset by a decrease in accumulated other comprehensive income.
The reported return on tangible common equity (ROTCE) was 25.1%, compared with 17.0% in 2021, and adjusted ROTCE was 16.6%, compared with 18.9% in 2021. Book value per share increased 19% from the prior year to $95.60, reflecting the increase in shareholders’ equity.

Return on common shareholders’ equity (ROE)
is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.

Return on tangible common equity (ROTCE)
is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.

20	BMO Financial Group 205th Annual Report 2022

Efficiency Ratio and Operating Leverage

BMO’s reported gross efficiency ratio
(1)
was 48.0%, compared with 57.0% in 2021. On a net revenue basis
(2)
, the reported efficiency ratio was 47.1%, compared with 60.1% in 2021, and the adjusted efficiency ratio was 55.8%, compared with 56.5% in 2021, an improvement of 70 basis points.
Reported operating leverage
(1)
was positive 19.6%. On a net revenue basis
(2)
, reported operating leverage was positive 29.0%, and adjusted operating leverage was positive 1.3%.

(1)  This ratio is calculated using revenue and non-interest expense. Refer to the Revenue section and the Non-Interest Expense section.
(2)  Net revenue comprises revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).

Operating leverage
is the difference between revenue and
non-interest
expense growth rates, and adjusted operating leverage is the difference between adjusted revenue and adjusted non-interest
expense growth rates.

Operating leverage, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), is the difference between revenue, net of CCPB (net revenue) and non-interest
expense growth rates.

Adjusted operating leverage, net of CCPB
, is the difference between adjusted revenue, net of CCPB (net revenue), and adjusted non-interest
expense growth rates. We evaluate performance using adjusted revenue, net of CCPB.

Efficiency ratio
(or expense-to-revenue
ratio)
is a measure of productivity. It is calculated as
non-interest
expense divided by total revenue (on a taxable equivalent basis in the operating groups), expressed as a percentage.

Efficiency ratio, net of CCPB
, is calculated as
non-interest
expense divided by total revenue, net of CCPB (on a taxable equivalent basis in the operating groups), expressed as a percentage.

Adjusted efficiency ratio, net of CCPB
, is calculated in the same manner as efficiency ratio, net of CCPB, utilizing adjusted revenue, net of CCPB, and adjusted non-interest
expense.

Common Equity Tier 1 Ratio

Our Common Equity Tier 1 (CET1) Ratio was 16.7% as at October 31, 2022, compared with 13.7% as at
October 31, 2021. The CET1 Ratio increased from the end of fiscal 2021, primarily driven by the benefit of fair value management actions related to the announced acquisition of Bank of the West, strong internal capital generation, the issuance of common shares and the benefit of the sale of our EMEA Asset Management business, partially offset by higher risk-weighted assets and a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank.
The cumulative impact of the fair value management actions on our CET1 Ratio was approximately 150 basis points.

Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items (which may include a portion of expected credit loss provisions), divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.

Caution
This Financial Objectives and Value Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 205th Annual Report 2022	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Supporting a Sustainable and Inclusive Future
BMO has a deep sense of purpose – to be a champion for progress and a catalyst for change. We are leveraging our position as a leading financial services provider in order to create opportunities for our stakeholders and communities to make positive, sustainable change, because we believe that success can and must be mutual. In support of our customers, communities and employees, in 2022 we:
•
Deployed more than US$5.5 billion in loans and investments in the past two years as part of BMO EMpower
™
, exceeding our commitment of US$5 billion over five years to advance an inclusive economic recovery in the United States by addressing key barriers faced by U.S. minority businesses, communities and families.

•	Mobilized more than $1.1 billion toward a 10-year, $12 billion commitment to finance affordable housing in Canada.
•	Announced a $5 billion commitment to support women business owners in Canada, allocating capital over five years to women entrepreneurs.
•
Acted as joint lead manager for the Government of Canada’s inaugural Green Bond transaction, a landmark achievement. The $5 billion transaction demonstrates Canada’s environmental leadership and acts as a catalyst for the continued development of the sustainable finance market in Canada.

•	Continued to support our employees’ wellness by providing free access to Headspace ® , a platform that is offering preventative and proactive mental wellness resources to all of our employees.
BMO’s leadership continues to be recognized in a number of rankings, including:
•
Ranked among the most sustainable companies on the Dow Jones Sustainability Indices (DJSI), benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value. We are one of only five companies in Canada – and one of only two North American banks – included in the DJSI World Index.

•
Named as one of
Corporate Knights
’ 2022 Global 100 Most Sustainable Corporations in the World and, for the third consecutive year, ranked as North America’s most sustainable bank. We ranked in the top quartile for Clean Revenue, as well as for the representation of diversity among our directors and senior leadership.

•
Included in
Corporate Knights
’ listing of Canada’s Best 50 Corporate Citizens, and ranked first among Canadian banks with top-quartile
scores in board gender diversity, executive diversity and compensation linked to sustainability. In addition, we received a top-quartile
Clean Revenue score, reflecting our commitment to sustainable financing and responsible investing.

•	Included for the seventh consecutive year in the Bloomberg Gender-Equality Index (GEI), which recognizes BMO as a global leader in gender inclusion, as well as a leader within the financial sector.
•
Recognized by Ethisphere as one of the World’s Most Ethical Companies for the fifth consecutive year. We are one of five banks worldwide – one of four banks in the United States and the only bank in Canada – to be recognized in 2022. The award affirms our commitment to doing what’s right and operating with transparency, good governance and integrity in support of a thriving economy, a sustainable future and an inclusive society.

Caution
This Supporting a Sustainable and Inclusive Future section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

22	BMO Financial Group 205th Annual Report 2022

Financial Highlights

(Canadian $ in millions, except as noted)	2022	2021

Summary Income Statement (1)
Net interest income	15,885	14,310
Non-interest revenue	17,825	12,876
Revenue	33,710	27,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(683)	1,399
Revenue, net of CCPB (2)	34,393	25,787
Provision for credit losses on impaired loans	502	525
Provision for (recovery of) credit losses on performing loans	(189)	(505)
Total provision for credit losses (PCL)	313	20
Non-interest expense	16,194	15,509
Provision for income taxes	4,349	2,504
Net income	13,537	7,754
Adjusted net income	9,039	8,651

Common Share Data ($, except as noted) (1)
Basic earnings per share	20.04	11.60
Diluted earnings per share	19.99	11.58
Adjusted diluted earnings per share	13.23	12.96
Dividends declared per share	5.44	4.24
Book value per share	95.60	80.18
Closing share price	125.49	134.37
Number of common shares outstanding (in millions)
End of period	677.1	648.1
Average basic	664.0	647.2
Average diluted	665.7	648.7
Market capitalization ($ billions)	85.0	87.1
Dividend yield (%)	4.3	3.2
Dividend payout ratio (%)	27.1	36.5
Adjusted dividend payout ratio (%)	41.0	32.6

Financial Measures and Ratios (%) (1)
Return on equity	22.9	14.9
Adjusted return on equity	15.2	16.7
Return on tangible common equity	25.1	17.0
Adjusted return on tangible common equity	16.6	18.9
Efficiency ratio	48.0	57.0
Efficiency ratio, net of CCPB (2)	47.1	60.1
Adjusted efficiency ratio, net of CCPB (2)	55.8	56.5
Operating leverage	19.6	(1.5)
Operating leverage, net of CCPB (2)	29.0	0.4
Adjusted operating leverage, net of CCPB (2)	1.3	6.1
Net interest margin on average earning assets	1.62	1.59
Effective tax rate	24.3	24.4
Adjusted effective tax rate	22.8	22.7
Total PCL-to-average net loans and acceptances	0.06	–
PCL on impaired loans-to-average net loans and acceptances	0.10	0.11
Liquidity coverage ratio (LCR) (3)	135	125
Net stable funding ratio (NSFR) (3)	114	118

Balance Sheet and Other Information (as at October 31, $ millions, except as noted)
Assets	1,139,199	988,175
Average earning assets	979,341	897,302
Gross loans and acceptances	567,191	474,847
Net loans and acceptances	564,574	472,283
Deposits	769,478	685,631
Common shareholders’ equity	64,730	51,965
Total risk-weighted assets (4)	363,997	325,433
Assets under administration	744,442	634,713
Assets under management	305,462	523,270

Capital Ratios (%) (4)
Common Equity Tier 1 Ratio	16.7	13.7
Tier 1 Capital Ratio	18.4	15.4
Total Capital Ratio	20.7	17.6
Leverage Ratio	5.6	5.1

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3625	1.2376
Average Canadian/U.S. dollar	1.2918	1.2554

(1)
Adjusted results remove certain items from reported results and are used to calculate our adjusted measures as presented in the above table. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. Revenue, net of CCPB, and adjusted results, measures and ratios in this table are non-GAAP. For further information, refer to the
Non-GAAP
and Other Financial Measures section, and for a composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.

(2)
We present revenue, efficiency ratio and operating leverage on a basis that is net of CCPB, which reduces the variability in insurance revenue resulting from changes in fair value that are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(3)	LCR and NSFR are disclosed in accordance with the Liquidity Adequacy Requirements (LAR) Guideline, as set out by OSFI, as applicable.
(4)	Capital ratios and risk-weighted assets are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by OSFI, as applicable.

BMO Financial Group 205th Annual Report 2022	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-GAAP
and Other Financial Measures
Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP
basis, as described below. We believe that these
non-GAAP
amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP
amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
For further information regarding the composition of
non-GAAP
and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.
Our
non-GAAP
measures broadly fall into the following categories:
Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP.
Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.
Measures net of insurance claims, commissions and changes in policy benefit liabilities (CCPB)
We also present reported and adjusted revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and our efficiency ratio and operating leverage are calculated on a similar basis, as reconciled in the Revenue section. Measures and ratios presented on a basis net of CCPB are non-GAAP.
Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation and discussion of revenue, efficiency ratios and operating leverage on a net basis reduces this variability, which allows for a better assessment of operating results. For more information, refer to the Insurance Claims, Commissions and Changes in Policy Benefit Liabilities section.
Presenting results on a taxable equivalent basis (teb)
We analyze consolidated revenue on a reported basis. In addition, we analyze revenue on a taxable equivalent basis (teb) at the operating group level, consistent with our Canadian peer group. Revenue and the provision for income taxes in BMO Capital Markets and U.S. P&C are increased on tax-exempt
securities to an equivalent
pre-tax
basis. These adjustments are offset in Corporate Services. Presenting results on a teb basis reflects how our operating groups manage their business and is useful in facilitating comparisons of income between taxable and tax-exempt
sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.
Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

24	BMO Financial Group 205th Annual Report 2022

Non-GAAP
and Other Financial Measures

(Canadian $ in millions, except as noted)	2022	2021	2020

Reported Results
Net interest income	15,885	14,310	13,971
Non-interest revenue	17,825	12,876	11,215
Revenue	33,710	27,186	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	683	(1,399)	(1,708)
Revenue, net of CCPB	34,393	25,787	23,478
Provision for credit losses	(313)	(20)	(2,953)
Non-interest expense	(16,194)	(15,509)	(14,177)
Income before income taxes	17,886	10,258	6,348
Provision for income taxes	(4,349)	(2,504)	(1,251)
Net income	13,537	7,754	5,097
Diluted EPS ($)	19.99	11.58	7.55

Adjusting Items Impacting Revenue (Pre-tax)
Impact of divestitures (1)	(21)	29	–
Management of fair value changes on the purchase of Bank of the West (2)	7,713	–	–
Legal provision (3)	(515)	–	–
Impact of adjusting items on revenue (pre-tax)	7,177	29	–

Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs (4)	(326)	(9)	(14)
Amortization of acquisition-related intangible assets (5)	(31)	(88)	(121)
Impact of divestitures (1)	(16)	(886)	–
Restructuring (costs) reversals (6)	–	24	–
Legal provision (3)	(627)	–	–
Impact of adjusting items on non-interest expense (pre-tax)	(1,000)	(959)	(135)
Impact of adjusting items on reported net income (pre-tax)	6,177	(930)	(135)

Adjusting Items Impacting Revenue (After-tax)
Impact of divestitures (1)	(23)	22	–
Management of fair value changes on the purchase of Bank of the West (2)	5,667	–	–
Legal provision (3)	(382)	–	–
Impact of adjusting items on revenue (after-tax)	5,262	22	–

Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs (4)	(245)	(7)	(11)
Amortization of acquisition-related intangible assets (5)	(23)	(66)	(93)
Impact of divestitures (1)	(32)	(864)	–
Restructuring (costs) reversals (6)	–	18	–
Legal provision (3)	(464)	–	–
Impact of adjusting items on non-interest expense (after-tax)	(764)	(919)	(104)
Impact of adjusting items on reported net income (after-tax)	4,498	(897)	(104)
Impact on diluted EPS ($)	6.76	(1.38)	(0.16)

Adjusted Results
Net interest income	16,352	14,310	13,971
Non-interest revenue	10,181	12,847	11,215
Revenue	26,533	27,157	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	683	(1,399)	(1,708)
Revenue, net of CCPB	27,216	25,758	23,478
Provision for credit losses	(313)	(20)	(2,953)
Non-interest expense	(15,194)	(14,550)	(14,042)
Income before income taxes	11,709	11,188	6,483
Provision for income taxes	(2,670)	(2,537)	(1,282)
Net income	9,039	8,651	5,201
Diluted EPS ($)	13.23	12.96	7.71

(1)
Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Fiscal 2022 reported net income included a gain of $6 million ($8 million pre-tax)
related to the transfer of certain U.S. asset management clients and a $29 million
(pre-tax
and
after-tax)
loss related to foreign currency translation reclassified from accumulated other comprehensive income, both recorded in non-interest
revenue, and expenses of $32 million ($16 million
pre-tax),
including taxes of $22 million on closing of the sale of our EMEA Asset Management business recorded in non-interest expense. Fiscal 2021 reported net income included a $779 million pre-tax
and
after-tax
write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest
expense, a $22 million ($29 million
pre-tax)
net gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest
revenue, and $85 million ($107 million
pre-tax)
of divestiture-related costs for both transactions recorded in non-interest
expense. These amounts were recorded in Corporate Services.

(2)
Fiscal 2022 reported net income included revenue of $5,667 million ($7,713 million pre-tax)
related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, comprising $7,665 million of pre-tax
mark-to-market
gains on certain interest rate swaps recorded in
non-interest
trading revenue and $48 million of
pre-tax
non-trading interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(3)
Fiscal 2022 reported net income included a legal provision of $846 million ($1,142 million pre-tax)
related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $515 million pre-tax
and
non-interest
expense of $627 million
pre-tax,
including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the consolidated financial statements.

(4)
Fiscal 2022 reported net income included acquisition and integration costs of $237 million ($316 million pre-tax) related to the announced acquisition of Bank of the West recorded in non-interest expense in Corporate Services. In addition, reported net income included acquisition and integration costs of $8 million ($10 million pre-tax) related to KGS-Alpha and Clearpool in fiscal 2022, $7 million ($9 million pre-tax) in fiscal 2021, and $11 million ($14 million pre-tax) in fiscal 2020 recorded in non-interest expense in BMO Capital Markets.

(5)
Amortization of acquisition-related intangible assets of $23 million ($31 million pre-tax) in fiscal 2022, $66 million ($88 million pre-tax) in fiscal 2021, and $93 million ($121 million pre-tax) in fiscal 2020 were recorded in non-interest expense in the related operating group.

(6)
Fiscal 2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance recorded in 2019 in non-interest expense, in Corporate Services.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 205th Annual Report 2022	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Reported and Adjusted Results by Operating Segment

(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)
2022
Reported net income	3,826	2,497	6,323	1,251	1,772	4,191	13,537	6,079
Acquisition and integration costs	–	–	–	–	8	237	245	185
Amortization of acquisition-related intangible assets	1	5	6	3	14	–	23	17
Impact of divestitures	–	–	–	–	–	55	55	(45)
Management of fair value changes on the purchase of Bank of the West	–	–	–	–	–	(5,667)	(5,667)	(4,312)
Legal provision	–	–	–	–	–	846	846	621
Adjusted net income (loss)	3,827	2,502	6,329	1,254	1,794	(338)	9,039	2,545
2021
Reported net income (loss)	3,288	2,176	5,464	1,382	2,120	(1,212)	7,754	2,593
Acquisition and integration costs	–	–	–	–	7	–	7	6
Amortization of acquisition-related intangible assets	1	24	25	24	17	–	66	37
Impact of divestitures	–	–	–	–	–	842	842	27
Restructuring costs (reversals)	–	–	–	–	–	(18)	(18)	(13)
Adjusted net income (loss)	3,289	2,200	5,489	1,406	2,144	(388)	8,651	2,650

(1)	U.S. segment reported and adjusted results comprise net income recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
Refer to footnotes (1) to (6) in the
Non-GAAP
and Other Financial Measures table for further information on adjusting items.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Net Revenue, Efficiency Ratio and Operating Leverage

(Canadian $ in millions, except as noted) For the year ended October 31	2022	2021	2020

Reported
Revenue	33,710	27,186	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(683)	1,399	1,708
Revenue, net of CCPB	34,393	25,787	23,478
Non-interest expense	16,194	15,509	14,177
Efficiency ratio (%)	48.0	57.0	56.3
Efficiency ratio, net of CCPB (%)	47.1	60.1	60.4
Revenue growth (%)	24.0	7.9	(1.2)
Revenue growth, net of CCPB (%)	33.4	9.8	3.1
Non-interest expense growth (%)	4.4	9.4	(3.1)
Operating leverage (%)	19.6	(1.5)	1.9
Operating leverage, net of CCPB (%)	29.0	0.4	6.2

Adjusted
Revenue	26,533	27,157	25,186
Impact of adjusting items on revenue	(7,177)	(29)	–
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(683)	1,399	1,708
Revenue, net of CCPB	27,216	25,758	23,478
Impact of adjusting items on non-interest expense	(1,000)	(959)	(135)
Non-interest expense	15,194	14,550	14,042
Efficiency ratio (%)	57.3	53.6	55.8
Efficiency ratio, net of CCPB (%)	55.8	56.5	59.8
Revenue growth, net of CCPB (%)	5.7	9.7	3.0
Non-interest expense growth (%)	4.4	3.6	0.3
Operating leverage, net of CCPB (%)	1.3	6.1	2.7
Refer to footnotes (1) to (6) in the
Non-GAAP
and Other Financial Measures table for further information on adjusting items.

26	BMO Financial Group 205th Annual Report 2022

Return on Equity and Return on Tangible Common Equity

(Canadian $ in millions, except as noted) For the year ended October 31	2022	2021	2020
Reported net income	13,537	7,754	5,097
Dividends on preferred shares and distributions on other equity instruments	(231)	(244)	(247)
Net income available to common shareholders (A)	13,306	7,510	4,850
After-tax amortization of acquisition-related intangible assets	23	66	93
Net income available to common shareholders after adjusting for amortization of acquisition-related intangible assets (B)	13,329	7,576	4,943
After-tax impact of other adjusting items (1)	(4,521)	831	11
Adjusted net income available to common shareholders (C)	8,808	8,407	4,954
Average common shareholders’ equity (D)	58,078	50,451	48,235
Return on equity (%) (= A/D)	22.9	14.9	10.1
Adjusted return on equity (%) (= C/D)	15.2	16.7	10.3
Average tangible common equity (E) (2)	53,148	44,505	41,484
Return on tangible common equity (%) (= B/E)	25.1	17.0	11.9
Adjusted return on tangible common equity (%) (= C/E)	16.6	18.9	11.9

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.
(2)
Average tangible common equity is average common shareholders’ equity (D above) adjusted for goodwill of $5,051 million ($5,836 million in 2021 and $6,530 million in 2020) and acquisition-related
intangible assets of $130 million ($381 million in 2021 and $495 million in 2020), net of related deferred tax liabilities of $251 million ($271 million in 2021 and $274 million in 2020).

Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. Capital allocation methodologies are reviewed annually.
Return on Equity by Operating Segment

	2022
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	3,783	2,461	6,244	1,243	1,732	4,087	13,306
Total average common equity	11,798	13,815	25,613	5,282	11,602	15,581	58,078
Return on equity (%)	32.1	17.8	24.4	23.5	14.9	na	22.9
Adjusted (1)
Net income available to common shareholders	3,784	2,466	6,250	1,246	1,754	(442)	8,808
Total average common equity	11,798	13,815	25,613	5,282	11,602	15,581	58,078
Return on equity (%)	32.1	17.8	24.4	23.6	15.1	na	15.2

	2021
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Reported
Net income available to common shareholders	3,246	2,136	5,382	1,374	2,081	(1,327)	7,510
Total average common equity	11,147	13,522	24,669	5,899	10,913	8,970	50,451
Return on equity (%)	29.1	15.8	21.8	23.3	19.1	na	14.9
Adjusted (1)
Net income available to common shareholders	3,247	2,160	5,407	1,398	2,105	(503)	8,407
Total average common equity	11,147	13,522	24,669	5,899	10,913	8,970	50,451
Return on equity (%)	29.1	16.0	21.9	23.7	19.3	na	16.7

(1)	Refer to footnotes (1) to (6) in the Non-GAAP and Other Financial Measures table for further information on adjusting items.
na – not applicable
Certain comparative figures have been reclassified to conform with the current year’s presentation.

BMO Financial Group 205th Annual Report 2022	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Significant Events
During the first quarter of 2022, we completed the sale of our EMEA Asset Management business to Ameriprise Financial, Inc., including the transfer of certain U.S. asset management clients, and on April 30, 2021, we completed the sale of our Private Banking business in Hong Kong and Singapore to J. Safra Sarasin Group. Collectively, we refer to these transactions as “divestitures”. The divestitures reduced net revenue and expenses by approximately 3% and 4%, respectively, on both a reported and an adjusted basis, compared with the prior year.
On December 20, 2021, we announced the signing of a definitive agreement with BNP Paribas to acquire Bank of the West and its subsidiaries. Under the terms of the agreement, we will pay a cash purchase price of US$16.3 billion, or US$13.4 billion net of an estimated US$2.9 billion of excess capital (at closing) at Bank of the West. The transaction, which is expected to close by the end of the first calendar quarter of 2023, is subject to customary closing conditions, including regulatory approvals. We expect to fund the transaction primarily with excess capital, reflecting our strong capital position, including the added impact of the 20,843,750 common shares issued for $3,106 million on March 29, 2022, and anticipated capital generation.
On closing, the acquisition is expected to add approximately US$92 billion of assets, US$59 billion of loans and US$76 billion of deposits to our consolidated balance sheet. These amounts are based on the financial position and results of Bank of the West as at the period ended September 30, 2022.
This acquisition aligns with our strategic, financial and cultural objectives, and meaningfully accelerates our U.S. growth. Building on the strength of our performance and our integrated North American foundation, the acquisition will bring nearly 1.8 million customers to BMO and will further extend our banking presence through an additional 503 branches and commercial and wealth offices in key U.S. markets. After closing, our footprint will expand to 32 states, including an immediate scaled entry into the attractive California market, where we expect to deliver a highly competitive offering to new growth markets, combining the strength of our digital banking platform and our strong banking team to generate good customer growth.
A signature strength of Bank of the West is the deep relationships formed between its customers, its employees, and the communities they have served for over 100 years. As part of this transaction, we do not plan to close Bank of the West branches, and we are committed to retaining front-line Bank of the West branch employees.
Leveraging our deep integration experience and proven track record in U.S. expansion, we remain confident that we can achieve annual pre-tax
cost synergies of approximately US$670 million (C$860 million) through operational efficiencies across our combined businesses. Integration planning is underway and is being overseen by a dedicated joint integration management office.
Under IFRS, the purchase price will be allocated to the identifiable assets and liabilities of Bank of the West at closing, on the basis of their relative fair values, with the difference recorded as goodwill. The fair value/par value differences, referred to as the fair value mark, will be amortized to income over the estimated life of an underlying asset (liability). Intangible assets identified, including the core deposit intangible related to non-maturity
deposits, will be amortized over their estimated life. The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. If interest rates increase, the fair value of the acquired fixed rate assets (in particular, loans and securities) will decrease, resulting in higher goodwill. If interest rates decrease, the opposite would be true. Conversely, the fair value of floating rate assets (liabilities) and non-maturity
deposits approximate par, providing no natural fair value change offset. Changes in goodwill relative to our original assumptions announced on December 20, 2021 will impact capital ratios at closing, because goodwill is treated as a deduction from capital under the Office of the Superintendent of Financial Institutions (OSFI) Basel III rules. In addition, given that the purchase price of the acquisition is in U.S. dollars, any change in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the closing of the acquisition will result in a change to the Canadian dollar equivalent goodwill.
We are proactively managing exposure to capital from changes in fair value of the assets and liabilities of Bank of the West at closing. As part of our fair value management actions, we entered into interest rate swaps that increase in value as interest rates rise, resulting in mark-to-market
gains recorded in trading revenue. These swaps were largely offset from an interest rate risk perspective through the purchase of a portfolio of matched-duration U.S. treasuries and other balance sheet instruments that generate net interest income. Together, these transactions aim to mitigate the effects of any changes in goodwill arising from changes in interest rates between the announcement and closing of the acquisition, with the associated revenue (loss) treated as an adjusting item. In addition, BMO entered into forward contracts, which qualify as accounting hedges, to mitigate the effects of changes in the Canadian dollar equivalent of the purchase price on closing. Changes in the fair value of these forward contracts are recorded in other comprehensive income (OCI) until closing of the transaction.
The impact of the fair value management actions on our results was treated as an adjusting item. The current year included $7,713 million pre-tax
($5,667 million
after-tax)
revenue related to the management of interest rate changes, comprising $7,665 million of mark-to-market
gains on certain interest rate swaps recorded in
non-interest
revenue, as well as $48 million interest income on a portfolio of U.S. treasuries and other balance sheet instruments recorded in net interest income.
The cumulative impact on our Common Equity Tier 1 Ratio related to these fair value management actions was approximately 150 basis points. In addition, changes in the fair value of the forward contracts increased OCI by $638 million in 2022. The impact of the stronger U.S. dollar increased OCI by 5%.
Caution
This Significant Events section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

28	BMO Financial Group 205th Annual Report 2022

Economic Developments and Outlook
Economic Developments in 2022 and Outlook for 2023
(1)
After reaching 5.0% in 2021, growth in Canada’s real gross domestic product (GDP) is anticipated to slow to an estimated rate of 3.5% in 2022. Growth remained robust in the first half of the year, as economic activity rebounded following the easing of pandemic restrictions. The trade balance benefitted from rising commodity prices and consumer spending was supported by high levels of household savings. However, the momentum in the economy has been halted by rapidly rising interest rates, high inflation, supply-chain disruptions and weakening global demand. Housing sales have plunged below pre-pandemic levels, while prices are retreating from the record levels of the previous two years. With headwinds growing, real GDP is expected to contract modestly in early 2023 and to register no growth for the year. In order to dampen demand and control inflation, the Bank of Canada has raised its overnight lending rate by 350 basis points to 3.75% since March 2022, the most aggressive round of tightening in nearly three decades. The policy rate will likely rise to 4.5% in early 2023, with the intent of maintaining sustained downward pressure on inflation. A contracting economy is expected to lift the unemployment rate from 5.2% in October 2022 to 6.5% by late 2023, easing pressure on wages and prices. After reaching four-decade highs above 8% year-over-year in the summer, consumer price index (CPI) inflation is expected to decline but remain elevated at around 3% in late 2023. The strong industry-wide growth in residential mortgage balances seen in the first half of 2022 is projected to moderate to the low single digits in 2023, as housing market activity slows and prices decline. Consumer credit balances (excluding mortgages) have been restrained by higher borrowing costs and elevated household savings, and are anticipated to rise only modestly in the year ahead. Growth in non-financial
corporate credit is expected to decelerate in response to rising interest rates and a slowing economy, as businesses draw on their elevated cash balances.
After rebounding strongly in 2021, growth in U.S. real GDP likely slowed sharply to an estimated rate of 1.9% in 2022 due to rising interest rates, high inflation, a strong U.S. dollar and supply-chain disruptions. Despite elevated household savings and strong gains in employment and wages, real consumer spending growth has slowed. Business investment has also slowed in response to a deteriorating economic outlook. Housing market activity has fallen sharply amid the worst affordability levels in three decades. Real GDP is anticipated to contract modestly in the first half of 2023 and to register no growth for the year, largely in response to tighter monetary policy and weaker financial conditions. The economic slump is anticipated to raise the unemployment rate from 3.7% in October 2022 to 5.0% by late 2023. In line with a partial retreat in oil prices, CPI inflation likely peaked at above 9% year-over-year in the summer. However, it is anticipated to decline slowly and remain above 3% in late 2023. After raising its policy rate by 375 basis points from March to November 2022, the Federal Reserve is projected to lift it by an additional 100 basis points to a range of 4.75% to 5.0% by spring 2023. Earlier strong growth in industry-wide residential mortgage balances is anticipated to moderate as housing market activity slows. Consumer credit balances have risen recently, as inflation has strained household budgets, but growth is expected to decelerate as a result of rising interest rates and a higher unemployment rate.
Non-financial
corporate credit growth strengthened earlier this year as companies took advantage of still-low
interest rates, but is projected to weaken quickly as interest rates rise, economic growth slows and businesses draw on their elevated cash balances.
The economic outlook is subject to several risks that could lead to a severe downturn in Canada and the United States. These include persistent high inflation and significant further increases in interest rates, an escalation of the conflict in Ukraine, geopolitical tensions between the United States and China, and emerging new strains of
COVID-19.
A material housing market correction could also occur if monetary policy becomes overly restrictive in an effort to control inflation.
Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)	All time periods in this section refer to the calendar year rather than BMO’s fiscal year.

BMO Financial Group 205th Annual Report 2022	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

2022 Financial Performance Review
This section provides a review of BMO’s enterprise financial performance for 2022 that focuses on the Consolidated Statement of Income in BMO’s audited annual consolidated financial statements. A review of the operating groups’ strategies and performance follows the enterprise review.
We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
Further discussion of the non-GAAP amounts, measures and ratios is provided in the
Non-GAAP
and Other Financial Measures section.
For further information regarding the composition of
non-GAAP
and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Foreign Exchange
The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars increased relative to 2021 due to changes in the Canadian/U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.
Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during 2022 and 2021. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (or recoveries of) credit losses and income taxes arise.
Refer to the Enterprise-Wide Capital Management section for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.
Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

(Canadian $ in millions, except as noted)	2022 vs. 2021
Canadian/U.S. dollar exchange rate (average)
2022	1.2918
2021	1.2554

Effects on U.S. segment reported results
Increased (Decreased) net interest income	166
Increased (Decreased) non-interest revenue	102
Increased (Decreased) total revenue	268
Decreased (Increased) provision for credit losses	7
Decreased (Increased) non-interest expense	(153)
Decreased (Increased) provision for income taxes	(27)
Increased (Decreased) net income	95
Impact on earnings per share ($)	0.14

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	166
Increased (Decreased) non-interest revenue	102
Increased (Decreased) total revenue	268
Decreased (Increased) provision for credit losses	7
Decreased (Increased) non-interest expense	(150)
Decreased (Increased) provision for income taxes	(28)
Increased (Decreased) net income	97
Impact on earnings per share ($)	0.15
Adjusted results in this table are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.

30	BMO Financial Group 205th Annual Report 2022

Net Income
Reported net income was $13,537 million, an increase of $5,783 million or 75% from the prior year, and adjusted net income was $9,039 million, an increase of $388 million or 4%.
Adjusted results in the current year excluded the impact of the announced acquisition of Bank of the West, comprising revenue of $5,667 million ($7,713 million pre-tax)
related to management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, and related acquisition and integration costs of $237 million ($316 million pre-tax).
In addition, the current year excluded a legal provision of $846 million ($1,142 million pre-tax)
related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, the impact of divestitures related to the sale of our EMEA Asset Management business and the transfer of certain U.S. asset management clients of $55 million, comprising a gain of $6 million ($8 million pre-tax),
a loss related to foreign currency translation of $29 million pre-tax
and
after-tax
that was reclassified from accumulated other comprehensive income to non-interest
revenue, and expenses of $32 million ($16 million
pre-tax),
including taxes of $22 million on the closing of the sale. Adjusted results in the prior year excluded a $779 million pre-tax
and
after-tax
write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax)
net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $85 million ($107 million pre-tax)
of divestiture-related costs for both transactions, as well as an $18 million ($24 million pre-tax)
partial reversal of restructuring charges related to severance recorded in 2019. Adjusted net income in both years excluded the amortization of acquisition-related intangible assets and acquisition and integration costs. The amortization of acquisition-related intangible assets was $23 million ($31 million pre-tax) and $66 million ($88 million pre-tax) in 2022 and 2021, respectively. Acquisition and integration costs related to KGS-Alpha and Clearpool were $8 million ($10 million pre-tax) and $7 million ($9 million pre-tax) in 2022 and 2021, respectively. For further information, refer to the
Non-GAAP
and Other Financial Measures section.
The increase in reported net income was driven by the impact of fair value management actions in the current year. Adjusted results were primarily driven by higher net revenue, partially offset by higher expenses and a higher provision for credit losses. Net income increased in our P&C businesses, and decreased in BMO Capital Markets and BMO Wealth Management. On a reported basis, Corporate Services recorded net income compared with a net loss in the prior year, and on an adjusted basis recorded a lower net loss compared with the prior year.
Canadian P&C reported net income increased $538 million or 16% from the prior year, driven by a 12% increase in revenue, with higher net interest income and non-interest
revenue and a lower provision for credit losses compared with the prior year, partially offset by higher expenses. U.S. P&C reported net income increased $321 million or 15% from the prior year, primarily driven by a 14% increase in revenue due to higher net interest income, partially offset by higher expenses and a higher provision for credit losses compared with the prior year. BMO Wealth Management reported net income decreased $131 million or 9%, in part due to divestitures, with higher underlying revenue more than offset by higher underlying expenses. BMO Capital Markets reported net income decreased $348 million or 16%, with higher revenue more than offset by higher expenses and a lower recovery of the provision for credit losses compared with the prior year. Corporate Services reported net income was $4,191 million and adjusted net loss was $338 million, compared with a reported net loss of $1,212 million and an adjusted net loss of $388 million in the prior year.
Further discussion is provided in the 2022 Operating Groups Performance Review section.
For further information on non-GAAP amounts, measures and ratios in this Net Income section, refer to the
Non-GAAP
and Other Financial Measures section.

Revenue

Reported revenue was $33,710 million, an increase of $6,524 million or 24% from the prior year, and adjusted revenue was $26,533 million, a decrease of $624 million or 2%. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), reported net revenue was $34,393 million, an increase of $8,606 million or 33% from the prior year, and adjusted net revenue was $27,216 million, an increase of $1,458 million or 6%.
Adjusted revenue in the current year excluded $7,713 million related to fair value management actions, comprising $7,665 million of pre-tax
mark-to-market
gains on certain interest rate swaps recorded in
non-interest
trading revenue and $48 million of non-trading interest income on a portfolio of primarily U.S. treasury securities. In addition, adjusted revenue excluded interest expense of $515 million related to a legal provision. Both years excluded the impact of divestitures. The stronger U.S. dollar increased revenue growth by 1%.
Revenue increased in Canadian P&C, due to higher net interest income and non-interest revenue, and in U.S. P&C, primarily due to higher net interest income and the impact of the stronger U.S. dollar. BMO Wealth Management revenue decreased, as underlying revenue growth was more than offset by divestitures, while BMO Capital Markets revenue increased 1%, with higher Global Markets revenue offset by lower Investment and Corporate Banking revenue. Corporate Services reported revenue increased, due to fair value management actions, partially offset by a legal provision, while adjusted revenue decreased compared with the prior year.
BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements, and on an adjusted basis. Operating group revenue is presented on a taxable equivalent basis (teb), with revenue and the provision for income taxes increased on tax-exempt
securities to an equivalent
pre-tax
basis. These teb adjustments for 2022 totalled $270 million, compared with $315 million in 2021.
Further discussion is provided in the 2022 Operating Groups Performance Review section.
For further information on
non-GAAP
amounts, measures and ratios, and results presented on a net revenue basis in this Revenue section, refer to the
Non-GAAP
and Other Financial Measures section.

BMO Financial Group 205th Annual Report 2022	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net interest income
comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.
Net interest margin
is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.
Net non-interest revenue
is non-interest revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).
Average earning assets
represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year period.
Taxable equivalent basis (teb)
– operating group revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. This adjustment is offset in Corporate Services.
Revenue

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2022	2021	Change from 2021 (%)
Net interest income	15,885	14,310	11
Non-interest revenue	17,825	12,876	38
Total revenue	33,710	27,186	24
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(683)	1,399	(+100)
Revenue, net of CCPB (1)	34,393	25,787	33
Impact of divestitures (2)	21	(29)	na
Management of fair value changes on the purchase of Bank of the West (3)	(7,713)	–	na
Legal provision (4)	515	–	na
Impact of adjusting items on revenue	(7,177)	(29)	na
Adjusted revenue (2) (3) (4)	26,533	27,157	(2)
Adjusted revenue, net of CCPB (1) (2) (3) (4)	27,216	25,758	6

(1)
Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in CCPB. The presentation of revenue on a basis net of CCPB reduces variability in results, which allows for a better discussion of operating results. For further information, refer to the Insurance Claims, Commissions and Changes in Policy Benefits section.

(2)
Reported revenue included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Fiscal 2022 included a gain of $8 million related to the transfer of certain U.S. asset management clients and a $29 million (pre-tax and after-tax) loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest revenue. Fiscal 2021 included a $29 million net gain on the sale of our Private Banking business in Hong Kong and Singapore. These amounts were recorded in Corporate Services.

(3)
Fiscal 2022 reported revenue included $7,713 million related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, comprising $7,665 million of pre-tax mark-to-market gains on certain interest rate swaps recorded in non-interest trading revenue and $48 million of pre-tax non-trading interest income related to fair value management actions recorded in net interest income. These amounts were recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(4)
Fiscal 2022 reported revenue included interest expense of $515 million for a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in interest expense in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the consolidated financial statements.

Revenue, net of CCPB, and adjusted results in this table are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.
na – not applicable
Net Interest Income
Reported net interest income was $15,885 million, an increase of $1,575 million or 11% from the prior year, and adjusted net interest income was $16,352 million, an increase of $2,042 million or 14%. Adjusted net interest revenue excluded interest expense of $515 million related to the legal provision and non-trading interest income of $48 million related to fair value management actions.
Net interest income increased across all operating groups due to strong balance growth and higher net interest margins reflecting the impact of the higher interest rate environment, partially offset by lower trading-related net interest income, which decreased $181 million.
Average earning assets were $979.3 billion, an increase of $82 billion or 9%, primarily due to loan growth and higher securities balances.
BMO’s overall reported net interest margin of 162 basis points increased 3 basis points from the prior year, primarily due to higher net interest margins in our P&C businesses, partially offset by the net impact of the adjusting items, as well as trading-related activities. Adjusted net interest margin, excluding trading-related interest income and earning assets, of 178 basis points increased 12 basis points.

32	BMO Financial Group 205th Annual Report 2022

Change in Net Interest Income, Average Earning Assets and Net Interest Margin
(1)

	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin
(Canadian $ in millions, except as noted) For the year ended October 31			Change			Change	(in basis points)
	2022	2021	%	2022	2021	%	2022	2021	Change
Canadian P&C	7,449	6,561	14	278,022	248,215	12	268	264	4
U.S. P&C	5,037	4,268	18	138,094	122,166	13	365	349	16
Personal and Commercial Banking (P&C)	12,486	10,829	15	416,116	370,381	12	300	292	8
All other operating groups and Corporate Services (4)	3,399	3,481	(2)	563,225	526,921	7	na	na	na
Total reported	15,885	14,310	11	979,341	897,302	9	162	159	3
Total adjusted	16,352	14,310	14	979,341	897,302	9	167	159	8
Trading net interest income and earning assets	1,672	1,853	(10)	153,875	144,865	6	na	na	na
Total excluding trading net interest income and earning assets	14,213	12,457	14	825,466	752,437	10	172	166	6
Total adjusted excluding trading net interest income and earning assets	14,680	12,457	18	825,466	752,437	10	178	166	12
U.S. P&C (US$ in millions)	3,893	3,400	15	106,829	97,321	10	364	349	15

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Operating group revenue is presented on a taxable equivalent basis (teb) in net interest income and is non-GAAP. For further information, refer to the
Non-GAAP
and Other Financial Measures and How BMO Reports Operating Group Results sections.

(3)
Average earning assets represents the daily average balance of deposits with central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans, over a one-year period.

(4)	For further information on net interest income for these other operating groups and Corporate Services, refer to the Review of Operating Groups’ Performance section.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
na – not applicable
Non-Interest Revenue
Reported non-interest revenue was $17,825 million, an increase of $4,949 million or 38% from the prior year, and adjusted non-interest revenue was $10,181 million, a decrease of $2,666 million from the prior year. Adjusted non-interest
revenue excluded the impact of fair value management actions of $7,665 million in the current year and the impact of divestitures in both the current and prior years. Reported non-interest revenue, net of CCPB, was $18,508 million, an increase of $7,031 million from the prior year, and adjusted non-interest revenue, net of CCPB, was $10,864 million, a decrease of $584 million or 5%.
Adjusted non-interest revenue decreased due to divestitures, which reduced mutual fund revenue and investment management and custodial fee revenue, as well as lower securities gains, other than trading and underwriting and advisory revenue, partially offset by higher trading and card fee revenue and the impact of the stronger U.S. dollar. Trading revenue is discussed in the Trading-Related Revenue section that follows.
Gross insurance loss was $157 million, compared with revenue of $1,941 million in the prior year, primarily due to changes in the fair value of investments and lower annuity sales. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets. The investments that support policy benefit liabilities are predominantly fixed income and equity assets recorded at fair value, with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. The impact of these fair value changes was largely offset by changes in the fair value of policy benefit liabilities, which are reflected in the Insurance Claims, Commissions and Changes in Policy Benefits section.
We generally focus on analyzing revenue net of CCPB, given the extent to which insurance revenue can vary, and given that this variability is largely offset in CCPB.
Non-Interest Revenue

(Canadian $ in millions) For the year ended October 31	2022	2021	Change from 2021 (%)
Securities commissions and fees	1,082	1,107	(2)
Deposit and payment service charges	1,318	1,243	6
Trading revenue	8,250	296	+100
Lending fees	1,440	1,391	4
Card fees	548	442	24
Investment management and custodial fees	1,770	1,982	(11)
Mutual fund revenue	1,312	1,595	(18)
Underwriting and advisory fees	1,193	1,421	(16)
Securities gains, other than trading	281	591	(52)
Foreign exchange, other than trading	181	167	8
Insurance revenue	(157)	1,941	(+100)
Share of profit (loss) in associates and joint ventures	274	248	10
Other	333	452	(26)
Total reported	17,825	12,876	38
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(683)	1,399	(+100)
Reported non-interest revenue, net of CCPB	18,508	11,477	61
Management of fair value changes on the purchase of Bank of the West (1)	(7,665)	–	na
Impact of divestitures (2)	21	(29)	na
Adjusted non-interest revenue	10,181	12,847	(21)
Adjusted non-interest revenue, net of CCPB	10,864	11,448	(5)
Insurance revenue, net of CCPB	526	542	(3)

(1)
Fiscal 2022 non-interest revenue included $7,665 million of
mark-to-market
gains on certain interest rate swaps related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, recorded in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

(2)
Fiscal 2022 non-interest revenue included the impact of divestitures related to the sale of our EMEA Asset Management business of $21 million of non-interest
losses, comprising a gain of $8 million related to the transfer of certain U.S. asset management clients and a $29 million loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest
revenue. Fiscal 2021 non-interest revenue included a $29 million net gain on the sale of our Private Banking business in Hong Kong and Singapore. These amounts were recorded in Corporate Services.

Reported and adjusted revenue measures, net of CCPB, in this section are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.
na – not applicable

BMO Financial Group 205th Annual Report 2022	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Trading-Related Revenue
Trading-related revenue is dependent on, among other things, the volume of activities undertaken for clients who enter into transactions with BMO to mitigate their risks or to invest, as well as market conditions. We earn a spread or profit on the net sum of our client positions by profitably managing, within prescribed limits, the overall risk of our net positions. On a limited basis, we also earn revenue from our principal trading positions.
Reported interest and
non-interest
trading-related revenue on a teb basis increased $7,725 million to $10,159 million, primarily driven by the impact of fair value management actions related to the announced acquisition of Bank of the West of $7,665 million. Adjusted interest and non-interest
trading-related revenue on a teb basis increased $60 million or 2% to $2,494 million. Foreign exchange trading-related revenue increased $155 million or 37% due to higher client activity. Equities trading-related revenue increased $98 million or 12% due to elevated levels of client activity in the first quarter of 2022. Commodities trading-related revenue increased $42 million or 29%, driven by higher metals and energy trading due to volatile markets. Interest rate trading-related revenue decreased $124 million or 12% due to lower levels of client activity. Other trading-related revenue increased $7,554 million, primarily due to the impact of fair value management actions related to the announced acquisition of Bank of the West, partially offset by mark-downs on loan underwriting commitments, largely in the United States.
Refer to the Enterprise-Wide Risk Management – Market Risk section for more information on trading-related revenue.

Trading-related revenue
includes net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts. BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis in order to facilitate comparisons of income between taxable and tax-exempt sources. This adjustment is offset in Corporate Services.
Interest and Non-Interest Trading-Related Revenue
(1)

(Canadian $ in millions) (taxable equivalent basis) For the year ended October 31	2022	2021	Change from 2021 (%)
Interest rates	893	1,017	(12)
Foreign exchange	571	416	37
Equities	950	852	12
Commodities	189	147	29
Other	7,556	2	+100
Total (teb) (2)	10,159	2,434	+100
Teb offset	237	285	(17)
Reported total	9,922	2,149	+100
Management of fair value changes on the purchase of Bank of the West (3)	(7,665)	–	na
Adjusted total trading revenue (3)	2,257	2,149	5
Reported as:
Net interest income	1,909	2,138	(11)
Non-interest revenue – trading revenue	8,250	296	+100
Total (teb)	10,159	2,434	+100
Teb offset	237	285	(17)
Reported total, net of teb offset	9,922	2,149	+100
Adjusted total trading revenue (3)	2,257	2,149	5

(1)	Reported and adjusted revenue measures, net of CCPB, adjusted results, and teb amounts are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Trading-related revenue is presented on a taxable equivalent basis (teb).
(3)
Fiscal 2022 included $7,665 million of
mark-to-market
gains on certain interest rate swaps related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill. These amounts were recorded in other trading revenue, in Corporate Services. For further information on this acquisition, refer to the Significant Events section.

na – not applicable

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were negative $683 million in 2022, compared with $1,399 million in the prior year. CCPB decreased, primarily due to changes in the fair value of policy benefit liabilities and the impact of lower annuity sales. The changes were largely offset in revenue.

34	BMO Financial Group 205th Annual Report 2022

Total Provision for Credit Losses

The total provision for credit losses (PCL) was $313 million, compared with $20 million in the prior year, primarily due to lower recoveries of performing loan provisions, due to a deteriorating economic outlook. Total PCL as a percentage of average net loans and acceptances was 6 basis points, compared with nil basis points in the prior year. PCL on impaired loans was $502 million, a decrease of $23 million from the prior year, largely due to lower provisions in Canadian P&C and BMO Capital Markets, partially offset by higher provisions in U.S. P&C. PCL on impaired loans as a percentage of average net loans and acceptances was 10 basis points, compared with 11 basis points in the prior year. There was a $189 million recovery of the provision for credit losses on performing loans in the current year, compared with a $505 million recovery in the prior year. The year-over-year change largely reflected the impact of a deteriorating economic outlook, a lower benefit from improvement in credit quality and stronger balance growth, partially offset by reduced uncertainty as a result of the improving pandemic environment and a smaller impact from changing scenario weight.
PCL on impaired loans decreased $61 million in Canadian P&C, reflecting lower Commercial Banking and Personal and Business Banking provisions, and increased $85 million in U.S. P&C, reflecting higher Commercial Banking provisions, partially offset by lower Personal and Business Banking provisions. In BMO Capital Markets, PCL on impaired loans decreased $43 million from the prior year. All lines of business recorded recoveries of provisions for credit losses on performing loans in the current year, similar to the prior year.
Note 4 of the consolidated financial statements provides additional information on PCL, including on a geographic basis. Table 12 in the Supplemental Information provides further segmented PCL information.
For further information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections.

Provision for credit losses (PCL)
is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For further information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections and Note 4 of the consolidated financial statements.
Average net loans and acceptances
is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.
Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2022
Provision for (recovery of) credit losses on impaired loans	432	107	539	2	(32)	(7)	502
Provision for (recovery of) credit losses on performing loans	(91)	(90)	(181)	(4)	(11)	7	(189)
Total provision for (recovery of) credit losses	341	17	358	(2)	(43)	–	313

2021
Provision for (recovery of) credit losses on impaired loans	493	22	515	4	11	(5)	525
Provision for (recovery of) credit losses on performing loans	(116)	(166)	(282)	(16)	(205)	(2)	(505)
Total provision for (recovery of) credit losses	377	(144)	233	(12)	(194)	(7)	20
Provision for Credit Losses Performance Ratios

	2022	2021
Total PCL-to-average net loans and acceptances (annualized) (%)	0.06	–
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.10	0.11

BMO Financial Group 205th Annual Report 2022	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Interest Expense

Reported non-interest expense was $16,194 million, an increase of $685 million or 4% from the prior year.
Adjusted non-interest expense was $15,194 million, an increase of $644 million or 4% from the prior year. Adjusted non-interest expense in the current year excluded a legal provision of $627 million, including legal fees of $22 million, and in the prior year excluded a $779 million write-down of goodwill and a $24 million partial reversal of a restructuring charge. Adjusted non-interest
expense in both years excluded divestiture costs, the amortization of acquisition-related intangible assets and acquisition and integration costs.
Reported and adjusted non-interest expense increased, due to higher employee-related costs, computer and equipment costs, advertising and business development costs and professional fees, partially offset by lower premises costs and divestitures. The stronger U.S. dollar increased expenses by 1%.
The dollar and percentage changes in expense by category are outlined in the Non-Interest Expense table below.
Performance-based compensation increased $41 million on a reported basis and $40 million on an adjusted basis, or 1% respectively, reflecting improved business performance, partially offset by divestitures. Other employee compensation, which includes salaries, benefits and severance, increased $432 million or 8% on a reported basis, and $379 million or 7% on an adjusted basis, primarily due to sales force expansion and higher salaries, partially offset by divestitures.
Total premises costs decreased $95 million or 9% on a reported basis, and $90 million or 9% on an adjusted basis, reflecting lower real estate costs. Computer and equipment costs increased $334 million or 14% on a reported basis, and $188 million or 8% on an adjusted basis, primarily due to continued investment in technology and digital capabilities to enhance the customer experience and improve efficiency. Amortization of intangible assets on a reported basis decreased $30 million or 5%, and increased $32 million or 6% on an adjusted basis, reflecting higher software amortization. Other expenses were relatively unchanged on a reported basis, and increased $95 million or 4% on an adjusted basis, due to higher advertising and business development costs and professional fees.
For further information on non-GAAP amounts, measures and ratios in this Non-Interest Expense section, refer to the
Non-GAAP
and Other Financial Measures section.

Non-Interest Expense
(1)

(Canadian $ in millions, on a pre-tax basis) For the year ended October 31	2022	2021	Change from 2021 (%)
Employee compensation
Salaries	4,467	4,041	11
Performance-based compensation	3,193	3,152	1
Employee benefits	1,135	1,129	1
Total employee compensation	8,795	8,322	6
Total premises and equipment	3,635	3,396	7
Amortization of intangible assets	604	634	(5)
Other expenses
Advertising and business development	517	397	30
Communications	278	264	5
Professional fees	788	607	30
Other	1,577	1,889	(17)
Total other expenses	3,160	3,157	–
Total non-interest expense	16,194	15,509	4
Acquisition and integration costs (2)	(326)	(9)	na
Amortization of acquisition-related intangible assets (3)	(31)	(88)	na
Impact of divestitures (4)	(16)	(886)	na
Restructuring (costs) reversals (5)	–	24	na
Legal provision (6)	(627)	–	na
Impact of adjusting items on non-interest expense	(1,000)	(959)	na
Total adjusted non-interest expense	15,194	14,550	4
Efficiency ratio (%)	48.0	57.0	(9)
Efficiency ratio, net of CCPB (%) (1)	47.1	60.1	(13)
Adjusted efficiency ratio (%)	57.3	53.6	4
Adjusted efficiency ratio, net of CCPB (%) (1)	55.8	56.5	(1)

(1)
Adjusted results, measures and ratios are on a
non-GAAP
basis. For a quantitative reconciliation of revenue, net of CCPB, and adjusted results, refer to the Revenue and
Non-GAAP
and Other Financial Measures sections.

(2)
Fiscal 2022 reported non-interest expense included acquisition and integration costs of $316 million related to the announced acquisition of Bank of the West, recorded in Corporate Services. In addition, reported non-interest expense included acquisition and integration costs related to KGS-Alpha and Clearpool of $10 million in fiscal 2022 and $9 million in fiscal 2021, recorded in BMO Capital Markets.

(3)	Amortization of acquisition-related intangible assets of $31 million in fiscal 2022 and $88 million in fiscal 2021 were recorded in the related operating group.
(4)
Fiscal 2022 reported non-interest expense included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Fiscal 2022 included expenses of $32 million, including taxes of $22 million, and fiscal 2021 included a $779 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business, as well as $107 million of divestiture-related costs for both transactions, recorded in Corporate Services.

(5)	Fiscal 2021 reported non-interest expense included a partial reversal of $24 million of restructuring charges related to severance recorded in 2019, in Corporate Services.
(6)
Fiscal 2022 reported non-interest expense included a legal provision of $627 million, including legal fees of $22 million, related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the consolidated financial statements.

na – not applicable

36	BMO Financial Group 205th Annual Report 2022

Provision for Income Taxes and Other Taxes

(Canadian $ in millions, except as noted) For the year ended October 31	2022	2021
Payroll levies	398	355
Property taxes	34	36
Provincial capital taxes	45	36
Business taxes	11	10
Harmonized sales tax, GST, VAT and other sales taxes	459	382
Sundry taxes	1	1
Total government levies other than income taxes (other taxes) (1)	948	820
Provision for income taxes	4,349	2,504
Provision for income taxes and other taxes	5,297	3,324
Provision for income taxes and other taxes as a % of income before provision for income taxes and other taxes	28.1	30.0
Effective income tax rate (%)	24.3	24.4
Adjusted effective income tax rate (%)	22.8	22.7

(1)	Other taxes are included in various non-interest expense categories.
Provision for income taxes and other taxes and the adjusted effective tax rate in this table are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.
The provision for income taxes and other taxes was $5,297 million in the current year. Of this amount, $3,651 million was incurred in Canada, with $2,921 million included in the provision for income taxes, and the remaining $730 million was recorded in total government levies other than income taxes (other taxes). The increase from $3,324 million in the prior year primarily reflected a higher provision for income taxes.
The provision for income taxes presented in the Consolidated Statement of Income is based on transactions recorded in income, regardless of when such transactions are subject to taxation by tax authorities, with the exception of the repatriation of retained earnings from subsidiaries, as outlined in Note 22 of the consolidated financial statements.
Management assesses BMO’s consolidated results and the associated provision for income taxes on a GAAP basis. We assess the performance of our operating groups and associated income taxes on a taxable equivalent basis, and we report accordingly.
The provision for income taxes was $4,349 million, compared with $2,504 million in the prior year. The reported effective tax rate was 24.3%, compared with 24.4% in the prior year. The adjusted provision for income taxes was $2,670 million, compared with $2,537 million in the prior year. The adjusted effective tax rate
(1)
 was 22.8%, compared with 22.7% in the prior year.
BMO partially hedges, for accounting purposes, the foreign exchange risk arising from investments in foreign operations by funding the investments in the corresponding foreign currency. A gain or loss on hedging activities and an unrealized gain or loss on translation of foreign operations are charged or credited to other comprehensive income. For income tax purposes, a gain or loss on hedging activities results in an income tax charge or credit in the current period that is charged or credited to other comprehensive income, while the associated unrealized gain or loss on investments in foreign operations does not incur income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuations in exchange rates from period to period. Hedging of investments in foreign operations has given rise to an income tax recovery in other comprehensive income of $124 million in the current year, compared with an expense of $180 million in the prior year. Refer to Note 22 of the consolidated financial statements for further information.
Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact our earnings. Refer to the discussion in the Critical Accounting Estimates and Judgments section for further information. In the table above we disclose provision for income taxes and other taxes as a percentage of income before the provision for income taxes and other taxes, which is a non-GAAP financial ratio and might not be comparable to similar financial measures disclosed by other issuers, to reflect the full impact of all government levies and taxes as a percentage of our income.
For further information on non-GAAP amounts, measures and ratios in this Provision for Income Taxes and Other Taxes section, refer to the
Non-GAAP
and Other Financial Measures section.

(1)	The adjusted effective tax rate is computed using adjusted net income and adjusted provision for income taxes rather than reported net income in the determination of income subject to income tax.

BMO Financial Group 205th Annual Report 2022	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

2022 Operating Groups Performance Review
Summary
This section includes an analysis of the financial results of BMO’s operating groups and descriptions of their operating segments, businesses, strategies, challenges, achievements and outlooks.

BMO’s business mix is well diversified by operating segment and by geography.

* Percentages determined excluding results in Corporate Services.	Adjusted net income is on a non-GAAP basis and is discussed in the Non-GAAP and Other Financial Measures section.

38	BMO Financial Group 205th Annual Report 2022

How BMO Reports Operating Group Results
BMO reports financial results for its three operating groups, one of which comprises two operating segments, all of which are supported by Corporate Units and Technology and Operations within Corporate Services. Operating segment results include treasury-related allocations in revenue, non-interest
expense allocations from Corporate Units and Technology and Operations (T&O) and allocated capital.
BMO employs funds transfer pricing and liquidity transfer pricing between treasury and the operating segments in order to assign the appropriate cost and credit to funds for the appropriate pricing of loans and deposits, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate risk and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually, to align with our interest rate, liquidity and funding risk management practices.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses that are not directly attributable to a specific operating segment are allocated across the operating segments, reasonably reflective of the level of support provided to each operating segment. We review these expense allocation methodologies periodically.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies annually.
Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. Effective the first quarter of 2022, loans, deposits and revenue in our business banking line of business have been reclassified from Commercial Banking to Personal and Business Banking within Canadian P&C, to align with our organizational structure. In addition, certain expense allocations have been updated to better align with current experience. Prior periods have been reclassified to conform with the current period’s presentation.
We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb), which is consistent with our Canadian banking peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating segment level. Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
pre-tax
basis in order to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the segment teb adjustments is reflected in Corporate Services revenue and provision for income taxes.
Personal and Commercial Banking
(1)

(Canadian $ in millions, except as noted)	Canadian P&C		U.S. P&C		Total P&C
As at or for the year ended October 31	2022	2021	2022	2021	2022	2021
Net interest income (teb) (2)	7,449	6,561	5,037	4,268	12,486	10,829
Non-interest revenue	2,419	2,225	1,265	1,243	3,684	3,468
Total revenue (teb)	9,868	8,786	6,302	5,511	16,170	14,297
Provision for credit losses on impaired loans	432	493	107	22	539	515
Provision for (recovery of) credit losses on performing loans	(91)	(116)	(90)	(166)	(181)	(282)
Total provision for (recovery of) credit losses	341	377	17	(144)	358	233
Non-interest expense	4,349	3,968	3,043	2,813	7,392	6,781
Income before income taxes	5,178	4,441	3,242	2,842	8,420	7,283
Provision for income taxes (teb)	1,352	1,153	745	666	2,097	1,819
Reported net income	3,826	3,288	2,497	2,176	6,323	5,464
Amortization of acquisition-related intangible assets (3)	1	1	5	24	6	25
Adjusted net income	3,827	3,289	2,502	2,200	6,329	5,489

(1)	Adjusted results and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $25 million in fiscal 2022 and $24 million in fiscal 2021 were recorded in net interest income.
(3)	Amortization of acquisition-related intangible assets pre-tax amounts of $7 million in fiscal 2022 and $35 million in fiscal 2021 were recorded in non-interest expense.
The Personal and Commercial Banking (P&C) operating group comprises our two retail and commercial banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C banking business net income was $6,323 million, an increase of $859 million or 16% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $6,329 million, an increase of $840 million or 15% from the prior year. Increases in reported and adjusted net income were primarily driven by revenue growth, partially offset by higher expenses and higher provisions for credit losses. These operating segments are reviewed separately in the sections that follow.
For further information on non-GAAP amounts, measures and ratios in this 2022 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

BMO Financial Group 205th Annual Report 2022	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking provides financial products and services to nearly eight million customers. Personal and Business Banking helps customers make real financial progress through a network of almost 900 branches, contact centres and digital banking platforms, with more than 3,200 automated teller machines. Commercial Banking serves clients across Canada as a trusted advisor, offering industry expertise, a local presence and a comprehensive range of commercial products and services.

Lines of Business

Personal and Business Banking
provides customers with a wide range of products and services, including chequing and savings accounts, credit cards, mortgages, personal loans, small business lending, cash management, and everyday financial and investment advice, with an overall focus on providing customers with an exceptional experience in every interaction and helping them make real financial progress.
Commercial Banking
provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and share expertise and knowledge to help them manage and grow their businesses.

Strategy and Key Priorities
2022 Priorities and Achievements
Key Priority:
Build on our strong franchise to drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced client experiences
Achievements

•	Maintained strong customer loyalty in Personal and Business Banking and top-tier customer loyalty in Commercial Banking, as measured by Net Promoter Score (1)
•	Named Best Commercial Bank in Canada for the eighth consecutive year, as well as Best Retail Bank, by
World Finance
magazine at its 2022 Banking Awards in recognition of our commitment to fostering client-centric relationships, driving digital innovation and transformation, and our comprehensive understanding of evolving client needs and industry developments
•	Awarded #1 in Customer Satisfaction with Retail Banking Advice in the J.D. Power
(2)
2022 Canada Retail Banking Advice Satisfaction Study, demonstrating our continued commitment to helping customers make real financial progress, with clarity of advice and concern for customer needs
•	Continued to grow our customer-facing, advice-based roles, strengthening our ability to engage with customers on the financial issues that are important to them
Key Priority:
In Personal and Business Banking, drive
top-tier
customer acquisition, build leading share of wallet, and enhance the digital experience to help customers make real financial progress
Achievements

•	Continued to strengthen our digital sales and service capabilities, with more than a third of core banking product sales purchased and delivered digitally, and more than 90% of service transactions completed through self-serve
channels, allowing our front-line employees to focus on delivering leading advisory services
•	Improved market share in key categories, including retail operating deposits and credit cards, supported by strong customer acquisition
•	Enhanced personal credit card offerings, including a first-to-market Pre-Authorized Payments Manager, and launched a small business World Elite Mastercard
®
for our customers to maximize the benefits from their everyday spending and travel expenses
•	Helped customers to start saving, stay on track and achieve their goals with our Savings Amplifier, which can automate savings with no monthly fees and a competitive interest rate, and launched a Savings Goals feature in our mobile banking app
•	Enhanced our BMO NewStart® program, extending access to no-fee banking for newcomers to Canada, including support for displaced Ukrainians
•	Continued to enhance our industry-leading Business Banking Xpress
TM
(BBX) platform, which has facilitated more than $2.5 billion in lending authorizations to date, while providing solutions to business owners quickly, in a single intuitive experience
•	Announced Business Within Reach: BMO for Black Entrepreneurs, a new program providing access to capital, educational resources and professional partnerships for Black-owned businesses; and committed $100 million in loans to help Black-led businesses start up, scale up and grow
•	Launched BMO Global Money Transfer
TM
, providing a fast and convenient digital solution to send money internationally 24/7, including a Send Again feature for recurring transactions, a digital first for a Canadian bank
•	Introduced new digital tools to meet our customers’ cash management needs, including a Low Balance Alert feature, which signals that their account balance has dipped below certain thresholds, and Same Day Grace, which allows customers to return their account to a positive balance and avoid fees

(1)	Net Promoter Score (NPS): The percentage of surveyed customers who would recommend BMO to a friend or colleague.
(2)	For more information, refer to www.jdpower.com/business.

40	BMO Financial Group 205th Annual Report 2022

Key Priority:
In Commercial Banking, strengthen core market presence, accelerate growth in key sectors and continue to build share of wallet with strengthened digital capabilities
Achievements

•	Reinforced our second-place ranking in national market share for lending, maintaining a leadership position in the Atlantic and British Columbia regions
•	Demonstrated our support for gender equity and the advancement of women with a commitment to allocate $5 billion in capital over five years to financing for women entrepreneurs as they grow their businesses
•	Enhanced our fully integrated North American platform for Treasury and Payment Services in Canada to simplify the collection of information for anti-money laundering purposes, enhancing the onboarding experience and digitizing billing, resulting in significant time savings for both customers and employees
•	Partnered with Export Development Canada (EDC) to bring sustainable finance solutions to large and mid-sized Canadian exporting businesses, offering a new EDC Sustainable Financing Guarantee to support clients in their transition to more sustainable business operations that eliminate or significantly reduce emissions
•	First Canadian bank to introduce a portal for commercial application programming interface (API) developers, enhancing our digital capabilities and advancing business-to-business integration
Key Priority:
Drive efficiencies by simplifying and streamlining operations, investing in digital capabilities and through cross-bank collaboration
Achievements

•	Recognized as overall leader in the Q4 2022 Forrester Digital Experience Review
TM
for Canadian Mobile Banking Apps, with the highest score in six areas, including money movement and self-service features
•	Ranked first in the Insider Intelligence Canada Mobile Banking Emerging Features Benchmark 2022, reflecting the strength of select emerging features offered on the BMO mobile banking app, with top marks in the digital money management, account management and alerts categories
•	Ranked first in the Best Fintech Accelerator and Incubator category at the 2022 Finovate Awards for the BMO Innov8
TM
program, recognizing our commitment to deliver leading digital experiences to customers that help them make real financial progress
•	Refreshed the personal online banking desktop platform, driving growth with an enhanced customer experience, accelerated digital sales and increased use of key functionality
•	Removed complexity by digitizing and simplifying key branch processes to complete transactions efficiently and seamlessly, leading to expanded capacity for our front-line employees
•	Optimized our commercial sales and service model to allow for more focused specialization, which can deliver services consistently across all regions
Key Priority:
Foster an inclusive, winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace
Achievements

•	Achieved strong employee engagement index above the leading companies’ benchmark
(1)
, with improved results across all areas, and reached a
top-quartile
culture ranking, placing us among the best financial institutions surveyed globally
•	Highlighted the core performance priorities for Personal and Business Banking that will enable our employees to maintain our momentum as a high-performing culture, and created a recognition program for “All Stars” who exemplify those priorities
•	Launched an expanded mentoring and networking platform that makes it easy for all Commercial Banking employees to connect with their peers, as well as our leaders, across geographies and sectors
2023 Focus

•	Build on our strong franchise to drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced One Client experiences

•
In Personal and Business Banking, continue to drive customer acquisition, increase share of wallet, enhance digital engagement and in-person
guidance conversations, and help customers make real financial progress

•
In Commercial Banking, maintain focus on key sectors and geographies, and enhance the client experience through innovative capabilities and products, including climate transition and digital first solutions

•	Drive efficiencies by simplifying and streamlining operations, and investing in digital capabilities

•	Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

(1)	Source: BMO Ambition 2025 Winning Culture Checkup | Qualtrics, 2022.

BMO Financial Group 205th Annual Report 2022	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian P&C
(1)

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2022	2021
Net interest income	7,449	6,561
Non-interest revenue	2,419	2,225
Total revenue	9,868	8,786
Provision for credit losses on impaired loans	432	493
Provision for (recovery of) credit losses on performing loans	(91)	(116)
Total provision for credit losses	341	377
Non-interest expense	4,349	3,968
Income before income taxes	5,178	4,441
Provision for income taxes	1,352	1,153
Reported net income	3,826	3,288
Amortization of acquisition-related intangible assets (2)	1	1
Adjusted net income	3,827	3,289
Adjusted non-interest expense	4,348	3,966

Key Performance Metrics and Drivers
Personal and Business Banking revenue	6,904	6,168
Commercial Banking revenue	2,964	2,618
Net income growth (%)	16.4	62.8
Revenue growth (%)	12.3	9.4
Non-interest expense growth (%)	9.6	1.7
Adjusted non-interest expense growth (%)	9.6	1.7
Return on equity (%) (3)	32.1	29.1
Adjusted return on equity (%) (3)	32.1	29.1
Operating leverage (%)	2.7	7.7
Adjusted operating leverage (%)	2.7	7.7
Efficiency ratio (%)	44.1	45.2
Net interest margin on average earning assets (%)	2.68	2.64
Average earning assets	278,022	248,215
Average gross loans and acceptances	290,324	261,869
Average net loans and acceptances	288,979	260,359
Average deposits	243,541	225,555
Full-time equivalent employees	15,475	14,687

(1)	Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets pre-tax amounts of $1 million in fiscal 2022 and $2 million in fiscal 2021 are recorded in non-interest expense.
(3)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

42	BMO Financial Group 205th Annual Report 2022

Financial Review
Canadian P&C reported net income was $3,826 million, an increase of $538 million or 16% from the prior year. Results were driven by a 12% increase in revenue, with higher net interest income and non-interest
revenue, and lower provisions for credit losses compared with the prior year, partially offset by higher expenses.
Total revenue was $9,868 million, an increase of $1,082 million or 12% from the prior year. Net interest income increased $888 million or 14%, due to higher loan and deposit balances, and higher net interest margins.
Non-interest
revenue increased $194 million or 9%, with increases across most categories, including card-related revenue and deposit fee revenue, partially offset by lower gains on investments in our commercial business. Personal and Business Banking revenue increased $736 million or 12%, due to higher net interest income and non-interest
revenue. Commercial Banking revenue increased $346 million or 13%, due to higher net interest income.
Net interest margin of 2.68% increased 4 basis points from the prior year, primarily due to higher deposit margins that reflected the impact of the higher rate environment, partially offset by lower loan margins and loans growing faster than deposits.
Total provision for credit losses was $341 million, a decrease of $36 million from the prior year. The provision for credit losses on impaired loans was $432 million, a decrease of $61 million, due to lower Commercial Banking and Personal and Business Banking provisions. There was a $91 million recovery of the provision for credit losses on performing loans in the current year, compared with a $116 million recovery in the prior year.
Reported
non-interest
expense was $4,349 million, an increase of $381 million or 10% from the prior year, reflecting investments in the business, including sales force expansion and technology costs, as well as higher salaries.
Average gross loans and acceptances increased $28.5 billion or 11% from the prior year to $290.3 billion. Personal and Business Banking loan balances increased 9% and Commercial Banking loan balances increased 14%, while credit card balances increased 15%. Average deposits increased $18.0 billion or 8% to $243.5 billion. Personal and Business Banking deposits increased 6%, with strong growth in chequing and savings account deposits, as well as higher term deposits. Commercial Banking deposits increased 11%.
For further information on non-GAAP amounts, measures and ratios in this 2022 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
Canadian P&C’s strong performance in fiscal 2022 demonstrated resilience and an ability to adapt quickly to economic uncertainty, high inflation and a rapidly rising interest rate environment. Our performance was supported by higher consumer spending and business investment as remaining pandemic restrictions were lifted, higher margins reflecting the rising interest rate environment and good customer acquisition. In addition, strategic investments in our sales force and technology supported growth across our lines of business and improved efficiency. Mortgage growth remained robust through fiscal 2022, due to elevated housing market activity and prices, but is moderating as a result of higher interest rates and slowing demand, and a period of lower mortgage origination volumes is expected. Business lending growth has accelerated, reflecting strong consumer demand, capital investments and a rebound in utilization, but volumes are expected to moderate in response to higher interest rates and slower economic growth. Credit performance was strong, with delinquency, insolvency and impairment rates well below pre-pandemic
levels. Growth in consumer and business deposits reflected government support and reduced spending during the pandemic, and deposits have continued to grow at a more modest pace, supported by strong employment and wage growth.
Economic uncertainty is expected to continue in fiscal 2023. Interest rates are expected to rise further in the near term, supporting continued margin expansion but reducing loan demand. Credit performance is expected to return to more normalized levels but remains well-managed, as inflation and interest costs put more pressure on purchasing power and household budgets, and the economy continues to slow.
The Canadian financial services landscape remains highly competitive, with traditional and non-traditional
competitors offering a wide range of banking products and services across physical and digital channels. Canadian P&C is well-positioned to compete in this rapidly evolving landscape.
Our focus on helping customers make real financial progress by delivering exceptional customer service and advice, together with leading digital experiences, is key to successfully delivering on our strategy.
The Canadian economic environment in calendar 2022 and the outlook for calendar 2023 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This Canadian Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 205th Annual Report 2022	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking provides financial products and services to more than two million customers. Personal and Business Banking helps customers make real financial progress through an extensive network of more than 500 branches, contact centres and digital banking platforms, with nationwide access to more than 40,000 automated teller machines. Commercial Banking serves clients across the United States as a trusted advisor, offering industry expertise, a local presence and a comprehensive range of commercial products and services.

Lines of Business

Personal and Business Banking
(P&BB) offers a variety of products and services, including deposits, home lending, consumer credit, small business lending, credit cards and other banking services, with an overall focus on providing customers with an exceptional experience in every interaction and helping them make real financial progress.
Commercial Banking
provides clients with a comprehensive range of commercial products and services, including a variety of financing options and treasury and payment solutions, as well as risk management products. Our commercial bankers partner with clients to anticipate their financial needs, and share expertise and knowledge to help them manage and grow their businesses.

Strategy and Key Priorities
2022 Priorities and Achievements
Key Priority:
Build on our strong franchise to drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced client experiences
Achievements

•	Continued to strengthen customer loyalty in Personal and Business Banking and maintained top-tier customer loyalty in Commercial Banking, as measured by Net Promoter Score (1)
•	Reinforced our second-place ranking in market share for deposits in the core Chicago and Milwaukee markets, with a top-three position across our Midwest footprint
•	Maintained our partnership with 1871, a Chicago-based business incubator, with the third year of our WMN•FINtech
TM
program, now the largest
non-profit
women’s fintech accelerator program in North America
•	Deployed more than US$5.5 billion in loans and investments in the past two years as part of BMO EMpower
TM
, exceeding our commitment of US$5 billion over five years to address key barriers faced by U.S. minority businesses, communities and families
•	Rated Outstanding by the Office of the Comptroller of the Currency on Community Reinvestment Act performance, recognizing our commitment to help support communities with moderate or low income levels

Key Priority:
In Personal and Business Banking, continue to drive new customer acquisition, increase digital engagement, and help customers make real financial progress
Achievements

•	Continued to strengthen our digital sales and service capabilities, with digital adoption rate rising more than 350 basis points year-over-year, nearly one third of core banking product sales purchased and delivered digitally, and close to 80% of service transactions completed through self-serve channels, allowing our front-line employees to focus on delivering leading advisory services
•	Enhanced our credit card offering by refreshing CashBack TM Mastercard ® to enable our customers to make the most of their everyday spending
•	Introduced Real Financial Progress
TM
checks, including conversations about personal finance that help us better understand our customers’ goals and provide them with financial products and services that can help them achieve these goals, with more than 350,000 personalized conversations held in the current year
•	Supported home ownership in minority communities by offering down payment relief through the Welcome Home Grant TM program in our Chicago and Phoenix markets
•	Advanced our offerings for underserved customer groups, reducing fees and improving their access to products and services, including an enhanced Credit Builder
TM
offering, opening more than 68,000 Bank On
TM
certified Smart Money
TM
accounts
•	Eliminated non-sufficient funds and overdraft transfer fees, and significantly reduced overdraft fees
•	Removed systemic barriers for small businesses and empowered their local communities by funding more than US$66 million in special-purpose credit programs that support Black, Latinx and women-owned businesses, while also expanding our program of financial education and coaching for Native American business owners
•	Supported small business owners by processing more than 98% of Paycheck Protection Program
(2)
forgiveness applications and doubling our loan commitment to drive progress for business owners and local economies

(1)	Net Promoter Score (NPS): The percentage of surveyed customers who would recommend BMO to a friend or colleague.
(2)
The U.S. Small Business Administration Paycheck Protection Program (PPP) is a government relief program implemented in fiscal 2020 to support businesses that faced financial hardship caused by the COVID-19 pandemic.

44	BMO Financial Group 205th Annual Report 2022

Key Priority:
In Commercial Banking, strengthen core market presence, drive growth in expansion markets and continue to build share of wallet with strengthened digital capabilities
Achievements

•	Continued to extend our footprint and strengthen our position in the markets of Florida, Georgia, Colorado, Michigan, Texas and Southern California, expanding our cross-border banking presence and better serving our clients
•	Added new functionality to our fully integrated North American platform for Treasury and Payment Solutions in the United States to simplify the collection of information for anti-money laundering purposes, enhancing the onboarding experience and digitizing billing, resulting in significant time savings for both customers and employees
•	Introduced a new segment, mid-ticket equipment financing, in our Transportation Finance business, leveraging our existing credit and industry experience, and extending financing loans up to US$1.5 million for eligible customers in this segment
•	Enhanced wire experience (eFX) within Online Banking for Business with same-day euro and pound sterling wires and a new user-friendly interface that enables our customers to transfer funds by wire in the currency of their choice

Key Priority:
Drive efficiencies by simplifying and streamlining operations, investing in digital capabilities and through cross-bank collaboration
Achievements

•	Ranked among the top 10 banks for Ease of Use and Financial Fitness functionality by Javelin Strategy & Research in its 2022 Mobile and Online Banking Scorecards
•	Introduced personalized self-serve payoff quote feature in online and mobile banking for our Transportation Finance customers
•	Invested in key digital capabilities to simplify our customers’ onboarding experience and improve convenience, including integrated digital banking enrolment, real-time account funding capability and a credit card lock and unlock feature, as well as credit card activation

Key Priority:
Foster an inclusive, winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace
Achievements

•	Achieved strong employee engagement index above the leading companies’ benchmark
(1)
, with improved results across all areas, and reached a top-quartile culture ranking, placing us among the best financial institutions surveyed globally
•	Named one of the Best Places to Work for Disability Inclusion, and received a maximum score of 100 on the Disability Equality Index for the seventh consecutive year
•	Earned a top score of 100 on the Human Rights Campaign’s Corporate Equality Index for the fifth consecutive year, and recognized as one of the Best Places to Work for LGBTQ Equality
•	Continued to strengthen BMORE TM , our inclusive hiring and employment program focused on improving access to careers, skills and advancement in the financial industry for under-represented groups
•	Recognized by Forbes magazine as one of the Best Employers for Diversity for the fourth consecutive year, in an independent survey of 60,000 U.S. employees
•	Launched several employee mentorship and development programs for Commercial Banking employees, some of which have been specifically designed for our Asian, Black and Latinx employees

2023 Focus

•	Build on our strong franchise to drive growth and customer loyalty by continuing to invest in differentiating capabilities and delivering enhanced One Client experiences

•
In Personal and Business Banking, continue to drive customer acquisition, increase share of wallet, enhance digital engagement and in-person
guidance conversations, and help customers make real financial progress

•
In Commercial Banking, maintain focus on key sectors and geographies, and enhance the client experience through innovative capabilities and products, including climate transition and digital first solutions

•	Drive efficiencies by simplifying and streamlining operations, and investing in digital capabilities

•	Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

•	Effectively integrate Bank of the West upon regulatory approval and closing of the announced acquisition, with an emphasis on customer and employee experience

(1)	Source: BMO Ambition 2025 Winning Culture Checkup | Qualtrics, 2022.

BMO Financial Group 205th Annual Report 2022	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. P&C
(1)

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2022	2021
Net interest income (teb) (2)	5,037	4,268
Non-interest revenue	1,265	1,243
Total revenue (teb)	6,302	5,511
Provision for credit losses on impaired loans	107	22
Provision for (recovery of) credit losses on performing loans	(90)	(166)
Total provision for (recovery of) credit losses	17	(144)
Non-interest expense	3,043	2,813
Income before income taxes	3,242	2,842
Provision for income taxes (teb)	745	666
Reported net income	2,497	2,176
Amortization of acquisition-related intangible assets (3)	5	24
Adjusted net income	2,502	2,200
Adjusted non-interest expense	3,037	2,780
Average earning assets	138,094	122,166
Average gross loans and acceptances	132,240	116,039
Average net loans and acceptances	131,394	115,025
Average deposits	145,633	139,197

(US$ equivalent in millions)
Net interest income (teb) (4)	3,893	3,400
Non-interest revenue	981	990
Total revenue (teb)	4,874	4,390
Provision for credit losses on impaired loans	82	15
Provision for (recovery of) credit losses on performing loans	(71)	(132)
Total provision for (recovery of) credit losses	11	(117)
Non-interest expense	2,353	2,242
Income before income taxes	2,510	2,265
Provision for income taxes (teb)	577	531
Reported net income	1,933	1,734
Amortization of acquisition-related intangible assets (5)	4	19
Adjusted net income	1,937	1,753
Adjusted non-interest expense	2,348	2,216

Key Performance Metrics and Drivers (US$ basis)
Personal and Business Banking revenue	1,420	1,313
Commercial Banking revenue	3,454	3,077
Net income growth (%)	11.5	77.5
Adjusted net income growth (%)	10.5	74.2
Revenue growth (%)	11.0	6.7
Non-interest expense growth (%)	5.0	(0.4)
Adjusted non-interest expense growth (%)	6.0	0.1
Return on equity (%) (6)	17.8	15.8
Adjusted return on equity (%) (6)	17.8	16.0
Operating leverage (teb) (%)	6.0	7.1
Adjusted operating leverage (teb) (%)	5.0	6.6
Efficiency ratio (teb) (%)	48.3	51.1
Adjusted efficiency ratio (teb) (%)	48.2	50.5
Net interest margin on average earning assets (teb) (%)	3.64	3.49
Average earning assets	106,829	97,321
Average gross loans and acceptances	102,290	92,439
Average net loans and acceptances	101,636	91,631
Average deposits	112,780	110,910
Full-time equivalent employees	6,822	6,442

(1)	Adjusted results and ratios and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $25 million in fiscal 2022 and $24 million in fiscal 2021 are recorded in net interest income.
(3)	Amortization of acquisition-related intangible assets pre-tax amounts of $6 million in fiscal 2022 and $33 million in fiscal 2021 are recorded in non-interest expense.
(4)	Taxable equivalent basis amounts of US$20 million in both fiscal 2022 and fiscal 2021 are recorded in net interest income.
(5)	Amortization of acquisition-related intangible assets pre-tax amounts of US$5 million in fiscal 2022 and US$26 million in fiscal 2021 are recorded in non-interest expense.
(6)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

46	BMO Financial Group 205th Annual Report 2022

Financial Review
U.S. P&C reported net income was $2,497 million, an increase of $321 million or 15% from the prior year. The impact of the stronger U.S. dollar increased growth in net income, revenue and expenses by 3%. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income was $1,933 million, an increase of $199 million or 12% from the prior year, primarily driven by strong revenue growth due to higher net interest income, partially offset by a higher provision for credit losses compared with the prior year and higher expenses.
Total revenue was $4,874 million, an increase of $484 million or 11% from the prior year. Net interest income increased $493 million or 14%, due to higher loan and deposit balances, and higher net interest margins, partially offset by lower Paycheck Protection Program-related (PPP)
 (1)
revenue.
Non-interest
revenue decreased $9 million or 1%, due to lower operating lease revenue and deposit fee revenue, partially offset by higher lending fee revenue. Commercial Banking revenue increased $377 million or 12%, due to higher net interest income and non-interest
revenue. Personal and Business Banking revenue increased $107 million or 8%, due to higher net interest income, partially offset by lower non-interest
revenue.
Net interest margin of 3.64% increased 15 basis points from the prior year, primarily due to higher deposit margins that reflected the impact of the higher rate environment, partially offset by loans growing faster than deposits and lower loan margins.
Total provision for credit losses was $11 million, compared with a recovery of $117 million in the prior year. The provision for credit losses on impaired loans increased $67 million, reflecting higher Commercial Banking provisions, partially offset by lower Personal and Business Banking provisions. There was a $71 million recovery of the provision for credit losses on performing loans in the current year, compared with a $132 million recovery in the prior year.
Reported
non-interest
expense was $2,353 million, an increase of $111 million or 5% from the prior year, primarily due to higher employee-related costs, including higher salaries, and higher technology costs.
Average gross loans and acceptances increased $9.9 billion or 11% from the prior year to $102.3 billion. The reduction in PPP
(1)
loans reduced loan growth by 3%. Commercial Banking loan balances increased 13% and Personal and Business Banking loan balances increased 1%. Average deposits increased $1.9 billion or 2% to $112.8 billion, with growth of 2% in Commercial Banking deposits and growth of 1% in Personal and Business Banking deposits.
For further information on
non-GAAP
amounts, measures and ratios in this 2022 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
U.S. P&C recorded strong results in fiscal 2022, supported by continued customer and volume growth, as well as higher margins that reflected rapidly rising interest rates. Commercial Banking continued to drive growth in expansion markets through nationwide coverage of key specialty sectors, while taking a One Client approach with coordinated solutions across businesses to deliver better outcomes for our clients. Business lending growth has accelerated, reflecting consumer demand, capital investments and a rebound in utilization, but volumes are expected to moderate in response to rising interest rates and slower economic growth. Personal and Business Banking is accelerating the shift to digital applications, with investments in technology focused on helping customers make real financial progress. Credit quality was strong, with impairment rates remaining below pre-pandemic
levels.
While growth in real GDP strengthened at the beginning of fiscal 2022, it slowed during the second half of the year due to rising interest rates and inflation, as well as declining consumer and business confidence. The U.S. economy is expected to remain weak in fiscal 2023 as a result of the Federal Reserve’s measures to control inflation, with housing market activity and credit growth in non-financial
sectors expected to continue to slow in the coming year. Credit performance is expected to return to more normalized levels but remains well-managed.
The financial services landscape in the United States remains highly competitive, with traditional and non-traditional
competitors offering a wide range of banking products and services across physical and digital channels. U.S. P&C has demonstrated its ability to perform well through economic cycles, supported by its diversified growth strategy.
We remain committed to our customers, employees and local communities – investing in opportunities to enhance customer experience, augment revenue growth and drive positive operating leverage. Once approved and closed, the announced acquisition of Bank of the West will build scale and provide access to attractive markets across the United States.
The U.S. economic environment in calendar 2022 and the outlook for calendar 2023 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This U.S. Personal and Commercial Banking section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)
The U.S. Small Business Administration Paycheck Protection Program (PPP) is a government relief program implemented in fiscal 2020 to support businesses that faced financial hardship caused by the
COVID-19
pandemic.

BMO Financial Group 205th Annual Report 2022	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Wealth Management
BMO Wealth Management serves a full range of clients, from individuals and families to business owners and institutions, offering a wide spectrum of wealth, asset management and insurance products and services aimed at helping clients plan, grow, protect and transition their wealth. Our asset management business is focused on delivering innovative client solutions and strategies.

Lines of Business

BMO Private Wealth
provides full-service investing, banking and wealth advisory services to high net worth and ultra-high net worth clients, leveraging individualized financial planning and advice-based solutions such as investment management, business succession planning, trust and estate services, and philanthropy.
BMO InvestorLine
leads Wealth Management’s digital investing services, which offer three ways for Canadian clients to invest: a self-directed
online trading platform for investors who want to be in control of their investments; adviceDirect
®
for investors who want to make their own investment decisions with personalized advice and support; and SmartFolio
®
for investors who want
low-fee,
professionally managed portfolios aligned with their investment objectives.
BMO Wealth Management U.S.
offers financial solutions to mass affluent, high net worth and ultra-high net worth individuals, families and businesses.
BMO Global Asset Management
provides investment management services to institutional, retail and high net worth investors, offering a wide range of innovative, client-focused solutions and strategies to help clients meet their investment objectives.
BMO Insurance
is a diversified insurance and wealth solutions provider and a leader in pension de-risking
solutions. It manufactures individual life, critical illness and annuity products, as well as segregated funds. Group creditor and travel insurance is also available to bank customers in Canada through Bank of Montreal.

Strategy and Key Priorities
2022 Priorities and Achievements
Key Priority:
Deliver a
top-tier
digital wealth management offering, building on our differentiated digital advisory capabilities to provide an enhanced client experience
Achievements

•	Enhanced BMO InvestorLine’s digital capability with new features, including a total portfolio snapshot, a dividend calculator, real-time cash transfers and a real-time margin balance refresh
•	BMO Wealth Management U.S. added robust new digital capabilities, including BMO Smart Portfolio®, a new digital hybrid investment solution
•	Updated the digital experience for clients at BMO Nesbitt Burns, sharing a common technology platform with BMO InvestorLine
•	Launched electronic funds transfers (EFTs) and real-time cash transfers (RTCTs), enabling real-time transfers from a BMO bank account into a Nesbitt Burns account and digitizing EFT enrolment for personal and non-personal
accounts in myWealth

Key Priority:
Scale our leadership position in private wealth advisory services across North America to plan, grow, protect and transition our clients’ wealth with confidence
Achievements

•	BMO Private Banking was named Best Private Bank in Canada by
World Finance
magazine for the 12
th
consecutive year, in recognition of our client-centric approach in navigating the complexity of managing our clients’ wealth during times of uncertainty
•	Achieved top-tier customer loyalty scores across BMO Wealth Management businesses, as measured by Net Promoter Score (1)
•	Reinvested in Private Wealth, expanding our banker and investment professional workforce, as well as our geographic footprint, including offices in Denver and Salt Lake City

(1)	Net Promoter Score (NPS): The percentage of surveyed customers who would recommend BMO to a friend or colleague.

48	BMO Financial Group 205th Annual Report 2022

Key Priority:
Extend our advantage as a solutions provider, expanding asset management and insurance offerings in key growth areas
Achievements

•	Received the 2022 RiA Leadership Award for Stewardship for the second consecutive year, recognizing BMO Global Asset Management for its performance in the environmental, social and governance (ESG) space
•	Maintained our leadership position in Canadian exchange traded funds (ETFs) through continued product innovation, including a climate-focused solution, a broadened asset allocation ETF suite and exposure to real assets
•	Five BMO ETFs and two BMO mutual funds recognized at the Canada Refinitiv Lipper Fund Awards with top honours across eight categories
•	Launched digital enrolment in creditor insurance for line of credit accounts in Canadian digital banking, enabling convenient processing for Canadian loan customers
•	Expanded the investment team and capabilities at BMO Global Asset Management, adding investment professionals with experience in key global sectors

Key Priority:
Enhance efficiencies by continuing to evolve, simplify and streamline our businesses to drive value
Achievements

•	Introduced multi-factor authentication (MFA) for the advisor channel at BMO Insurance, creating an enhanced and seamless user experience
•	Launched BMO Invest
™
mobile app, which offers a user-friendly experience with real-time cash movement capabilities and a consolidated view of portfolio details under one-client identification, providing a seamless mobile interface for retail banking and wealth clients

Key Priority:
Foster an inclusive, winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace
Achievements

•	Achieved strong employee engagement index, with improved results across all areas, and reached a culture ranking that places us above average among the best financial institutions surveyed globally
•	Sponsored a new Women in Asset Management ™ program, in partnership with the Ivey Business School, to inspire women to learn about and experience careers in asset management
•	Announced support from BMO ETFs for the BlackNorth Initiative’s Education Within Reach Program, with a $100,000 investment to help provide career discovery opportunities and support tuition for students in the Black community
•	Launched a sponsorship program in collaboration with Black and Latinx employees, as part of the Wealth Racial Equity Action Plan, with insights from the Black Professionals Network and Latino Alliance chairs, to support diversity, equity and inclusion

2023 Focus

•	Scale our leadership position in private wealth advisory services across North America to plan, grow, protect and transition our clients’ wealth with confidence

•	Extend our advantage as a solutions provider, expanding asset management and insurance offerings in key growth areas, including environmental, social and governance (ESG) and climate-focused offerings

•
Deliver a top-tier digital wealth management offering, building on our differentiated digital advisory capabilities to provide an enhanced client experience, including streamlined processes that deliver efficiencies and value

•	Provide One Client leadership to improve delivery of services and products to our clients across BMO

•	Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

BMO Financial Group 205th Annual Report 2022	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Wealth Management
(1)

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2022	2021
Net interest income	1,188	982
Non-interest revenue	3,336	6,071
Total revenue	4,524	7,053
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(683)	1,399
Revenue, net of CCPB	5,207	5,654
Provision for credit losses on impaired loans	2	4
Provision for (recovery of) credit losses on performing loans	(4)	(16)
Total provision for (recovery of) credit losses	(2)	(12)
Non-interest expense	3,564	3,843
Income before income taxes	1,645	1,823
Provision for income taxes	394	441
Reported net income	1,251	1,382
Amortization of acquisition-related intangible assets (2)	3	24
Adjusted net income	1,254	1,406
Adjusted non-interest expense	3,559	3,812

Key Performance Metrics and Drivers
Wealth and Asset Management reported net income (3)	992	1,109
Wealth and Asset Management adjusted net income (3)	995	1,133
Insurance net income (loss)	259	273
Net income growth (%)	(9.5)	37.9
Adjusted net income growth (%)	(10.7)	35.7
Revenue growth (%)	(35.8)	5.1
Revenue growth, net of CCPB (%)	(7.9)	13.1
Non-interest expense growth (%)	(7.2)	5.3
Adjusted non-interest expense growth (%)	(6.6)	5.8
Return on equity (%) (4)	23.5	23.3
Adjusted return on equity (%) (4)	23.6	23.7
Operating leverage, net of CCPB (%)	(0.7)	7.8
Adjusted operating leverage, net of CCPB (%)	(1.3)	7.3
Reported efficiency ratio (%)	78.8	54.5
Adjusted efficiency ratio, net of CCPB (%)	68.4	67.4
Average common equity	5,282	5,899
Average assets	50,488	48,232
Average gross loans and acceptances	34,007	28,920
Average net loans and acceptances	33,974	28,880
Average deposits	55,919	51,030
Assets under administration (5)	424,191	427,446
Assets under management	305,462	523,270
Full-time equivalent employees	6,124	6,324

U.S. Business Select Financial Data (US$ in millions)
Total revenue	576	625
Non-interest expense	458	481
Reported net income	91	111
Adjusted non-interest expense	454	474
Adjusted net income	94	116
Average gross loans and acceptances	5,937	4,892
Average deposits	7,528	7,321

(1)	Revenue measures, net of CCPB, adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Amortization of acquisition-related intangible assets pre-tax amounts of $5 million in fiscal 2022 and $31 million in fiscal 2021 are recorded in non-interest expense.
(3)	Wealth and Asset Management was previously known as Traditional Wealth.
(4)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.
(5)	Certain assets under management that are also administered by BMO are included in assets under administration.

50	BMO Financial Group 205th Annual Report 2022

Financial Review
BMO Wealth Management reported net income was $1,251 million, compared with $1,382 million in the prior year. The decrease was partially due to divestitures that reduced net income growth by 2%, with higher underlying revenue more than offset by higher underlying expenses. Wealth and Asset Management reported net income was $992 million, a decrease of $117 million or 11% from the prior year, and Insurance net income was $259 million, a decrease of $14 million or 5%.
We present revenue on a basis that is net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and we calculate our efficiency ratio and operating leverage on a similar basis. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets caused by movements in interest rates and equity markets, which is largely offset in CCPB. Presenting our revenue, efficiency ratio and operating leverage on a net basis allows for a better assessment of operating results.
Total revenue was $4,524 million, compared with $7,053 million in the prior year. Revenue, net of CCPB, was $5,207 million, a decrease of $447 million or 8%. Revenue in Wealth and Asset Management was $4,752 million, a decrease of $426 million or 8% from the prior year due to divestitures. Underlying revenue growth of 5% was driven by higher net interest income due to strong deposit and loan growth and higher net interest margins, as well as the benefit from growth in net new client assets, partially offset by lower online brokerage transaction revenue and the impact of weaker global markets. Insurance revenue, net of CCPB, was $455 million, a decrease of $21 million or 5% from the prior year, primarily due to less favourable market movements in the current year relative to the prior year.
The total recovery of provisions for credit losses was $2 million, compared with a recovery of $12 million in the prior year. The provision for credit losses on impaired loans decreased by $2 million from the prior year. There was a $4 million recovery of the provision for credit losses on performing loans in the current year, compared with a recovery of $16 million in the prior year.
Reported
non-interest
expense was $3,564 million, a decrease of $279 million or 7% from the prior year, as higher revenue-based costs and investments in the business, including higher technology and sales force costs, were more than offset by divestitures and a legal provision in the prior year.
Assets under management decreased $217.8 billion or 42%, and assets under administration decreased $3.3 billion or 1% from the prior year, primarily due to divestitures and the impact of weaker global markets, partially offset by favourable foreign exchange rate movements and higher underlying net new client assets. Average gross loans and average deposits increased 18% and 10%, respectively.
For further information on non-GAAP amounts, measures and ratios in this 2022 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
In the first half of fiscal 2022, BMO Wealth Management results benefitted from strong equity markets and economic growth. However, business performance in the second half of the year was impacted by market volatility, resulting in lower levels of assets under administration and management, while rising interest rates resulted in wider margins. We continue to provide our clients with expert advice as we assist them in navigating volatile and uncertain market conditions. We have introduced new and differentiated products, and enhanced our digital advisory capabilities, all of which drove robust growth in net new assets, loans and deposits. Online brokerage transaction levels continued to moderate in fiscal 2022 compared with the prior year, but are expected to remain above pre-pandemic
levels.
The outlook for equity markets and the economy is shifting rapidly and continues to be impacted by supply-chain disruptions, labour shortages, inflation and geopolitical tensions. Interest rates are expected to continue to rise as Canadian and U.S. monetary authorities attempt to combat inflation, which would positively affect deposit margins. However, continued market volatility and near-term recessionary risks may constrain our overall business performance.
The wealth management industry has attractive growth potential, and competitors in this market continue to invest heavily in advisory capabilities, product innovation, technology, and mergers and acquisitions to drive growth and meet customers’ evolving needs. We are well-positioned to benefit from emerging trends, including the accelerated adoption of digital channels, with our integrated business model, strong client loyalty and expanded sales forces in Canada and the United States.
We continue to invest in technology to enhance client experiences and improve the productivity of our investment advisors and private bankers. BMO InvestorLine continues to attract new clients through digital platform enhancements and is expanding access to adviceDirect
®
to more Canadians, with a lower minimum investment balance required for entry. In addition, we continue to build on our Canadian asset management team and capabilities to accelerate growth and diversify our product offerings for both retail and institutional clients.
The Canadian and U.S. economic environment in calendar 2022 and the outlook for calendar 2023 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This BMO Wealth Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 205th Annual Report 2022	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets
BMO Capital Markets is a North American-based financial services provider offering a complete range of products and services to corporate, institutional and government clients. BMO Capital Markets has approximately 2,800 professionals in 32 locations around the world, including 18 offices in North America.

Lines of Business

Investment and Corporate Banking
offers debt and equity
capital-raising
services to clients, as well as loan origination and syndication, balance sheet management solutions and treasury management services. The division also provides clients with strategic advice on mergers and acquisitions (M&A), restructurings and recapitalizations, trade finance and risk mitigation services to support international business activities, and a wide range of banking and other operating services tailored to North American and international financial institutions.
Global Markets
offers research and access to financial markets for institutional, corporate and retail clients through an integrated suite of sales and trading solutions that include debt, foreign exchange, interest rate, credit, equity, securitization and commodities. New product development and origination services are also offered, as well as risk management and advisory services to hedge against fluctuations in a variety of key factors, including interest rates, foreign exchange rates and commodities prices. In addition, Global Markets provides funding and liquidity management services to clients.

Strategy and Key Priorities
2022 Priorities and Achievements
Key Priority:
Accelerate growth in areas where we are well-positioned and have the expertise and capabilities to deliver value-added solutions and provide an enhanced client experience
Achievements

•	Continued to play a market-leading role in mergers and acquisitions (M&A) with our strong global expertise across sectors and our deep client relationships, advising on landmark transactions, such as the acquisition of Kansas City Southern by CP Rail and the combination of Kirkland Lake Gold with Agnico Eagle
•	Expanded our commercial mortgage-backed securities (CMBS) offering with our first securitization of USD commercial real estate mortgage loans through a new public issuance shelf
•	Announced our registration as a Securities Licensed company in Japan, marking the expansion of our footprint in the world’s third-largest economy and Canada’s fourth-largest export partner
•	Supported clients with top-tier market insights and led high-profile initial public offerings, including the TSX’s largest IPO in fiscal 2022, for Definity Financial Corporation
•	Maintained our global leadership position in the metals and mining sector, advising on the largest gold M&A transaction in history, and recognized by
Global Finance
magazine for the 13
th
consecutive year as the World’s Best Metals & Mining Investment Bank
•	Delivered strong institutional product performance across Global Markets
•	Achieved top rankings (1) in U.S. sovereign, supranational and agency (SSA) issuances, Canadian corporate bonds, Canadian options, Canadian exchange traded funds, trading and structured notes
•	Recognized as a top-10 bookrunner in CMBS and a top-2 in U.S. agency collateralized mortgage obligations (CMO)
•	Ranked #1 in U.S. Rates Strategy and earned recognition as a top-tier flow rates platform with focused digital enhancements and expanded distribution
•	Received the 2022 U.S. Markets Choice Award in Equities for Best Sell-Side Trading Desk

(1)	Ranking as in Bloomberg Professional Services’ league tables.

52	BMO Financial Group 205th Annual Report 2022

Key Priority:
Become an industry leader in sustainable finance, providing advice and innovative solutions to help our clients reach their environmental, social and governance objectives
Achievements

•	Accelerated progress on our climate agenda with the announced acquisition of Radicle Group, one of Canada’s largest developers of carbon offsets and a market leader in environmental services
•	Continued to deliver on our commitment of deploying $300 billion in sustainable lending and underwriting by 2025
•	Partnered with Bruce Power to develop the world’s first green nuclear financing framework and supported the issuance of its Green Bonds for nuclear power, and supported Capital Power in its green hybrid transaction issuance – the first of its kind in Canada
•	Led all Canadian companies as the first to partner with Breakthrough Energy Catalyst and its philanthropic and private-sector partners to accelerate the shift to clean technologies and climate solutions
•	Continued to drive innovation in sustainable finance solutions, entering into a partnership with Export Development Canada for energy transition lending, and raised funds to plant 150,000 trees, furthering our reforestation efforts
•	Sponsored key industry climate events, including the Climate Action Sustainable Innovation Forum and Bloomberg Sustainable Finance Week, and provided leadership on sustainable finance
•	Increased our commitment of funding for the BMO Impact Investment Fund to $350 million, investing in six portfolio companies across three verticals, with a focus on decarbonization, the circular economy and AgTech
•	Supported the largest energy-related Indigenous economic partnership transaction in North America, which involved Athabasca Indigenous Investments (Aii) and Enbridge

Key Priority:
Deploy digital-first capabilities with an increased focus on data, analytics and artificial intelligence to drive simplification and scale
Achievements

•	Expanded our digital capabilities, launching our electronic trading capabilities into Europe and enhancing our platform with algorithmic trading and market structure expertise
•	Enhanced data insights and developed digital tools to optimize and manage resources dynamically, enabling better data-driven decisions
•	Deployed innovative technology enhancements to connect our coverage across lines of business, and implemented workflow tools and process automation to increase employee productivity, including an employee-led
Million Hour Challenge that resulted in more than 300 time-saving innovations and initiatives
•	Drove higher levels of client engagement with differentiated insights and connectivity options through digital marketing events, such as LinkedIn Live, and social media

Key Priority:
Foster and drive an inclusive, winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace
Achievements

•	Achieved strong employee engagement index above the leading companies’ benchmark
(1)
, with improved results across all areas, and reached a top-quartile culture ranking, placing us among the best financial institutions surveyed globally

•	Invested in talent, adding key leaders in high-growth areas and attracting, developing and retaining talent through expanded partnerships and mentorship opportunities
•	Advanced our diversity, equity and inclusion strategy and improved the representation of diversity in senior leadership roles
•	Enhanced our workplaces and technology, and introduced a flexible hybrid work model focused on alignment, empowerment and recognition with a greater emphasis on employee well-being and mental health
•	Continued our commitment to Zero Barriers to Inclusion, supporting charitable organizations and causes in our local communities, with record levels of fund-raising for employee giving, supporting our Equity Through Education and Trees from Trades programs

2023 Focus

•
Drive client-focused growth and activate and scale a One Client approach, with improved connectivity and integrated offerings across BMO to deliver greater value and a better experience for our clients

•	Be an industry leader in sustainable finance and lead partner in our clients’ transition to a net zero world

•	Deploy digital-first capabilities and solutions for speed, scale and simplification

•	Foster a winning culture, focused on alignment, empowerment and recognition, with a commitment to a diverse and inclusive workplace

(1)	Source: BMO Ambition 2025 Winning Culture Checkup | Qualtrics, 2022.

BMO Financial Group 205th Annual Report 2022	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

BMO Capital Markets
(1)

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2022	2021
Net interest income (teb) (2)	3,197	3,115
Non-interest revenue	2,975	3,011
Total revenue (teb)	6,172	6,126
Provision for (recovery of) credit losses on impaired loans	(32)	11
Provision for (recovery of) credit losses on performing loans	(11)	(205)
Total provision for (recovery of) credit losses	(43)	(194)
Non-interest expense	3,855	3,462
Income before income taxes	2,360	2,858
Provision for income taxes (teb)	588	738
Reported net income	1,772	2,120
Acquisition and integration costs (3)	8	7
Amortization of acquisition-related intangible assets (4)	14	17
Adjusted net income	1,794	2,144
Adjusted non-interest expense	3,826	3,431

Key Performance Metrics and Drivers
Global Markets revenue	3,763	3,605
Investment and Corporate Banking revenue	2,409	2,521
Net income growth (%)	(16.5)	94.1
Adjusted net income growth (%)	(16.4)	91.3
Revenue growth (%)	0.7	15.0
Non-interest expense growth (%)	11.3	7.3
Adjusted non-interest expense growth (%)	11.5	7.5
Return on equity (%) (5)	14.9	19.1
Adjusted return on equity (%) (5)	15.1	19.3
Operating leverage (teb) (%)	(10.6)	7.7
Adjusted operating leverage (teb) (%)	(10.8)	7.5
Efficiency ratio (teb) (%)	62.5	56.5
Adjusted efficiency ratio (teb) (%)	62.0	56.0
Average common equity	11,602	10,913
Average assets	404,728	372,475
Average gross loans and acceptances	63,254	59,385
Average net loans and acceptances	62,986	58,909
Full-time equivalent employees	2,815	2,591

U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	2,010	2,373
Non-interest expense	1,471	1,317
Reported net income	415	836
Adjusted non-interest expense	1,450	1,292
Adjusted net income	431	855
Average assets	141,506	127,619
Average gross loans and acceptances	25,118	25,480

(1)	Adjusted results and ratios and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Taxable equivalent basis amounts of $245 million in fiscal 2022 and $291 million in fiscal 2021 are recorded in net interest income.
(3)	KGS-Alpha and Clearpool pre-tax acquisition and integration costs of $10 million in fiscal 2022 and $9 million in fiscal 2021 are recorded in non-interest expense.
(4)	Amortization of acquisition-related intangible assets pre-tax amounts of $19 million in fiscal 2022 and $22 million in fiscal 2021 are recorded in non-interest expense.
(5)	Return on equity is based on allocated capital. For further information, refer to the Non-GAAP and Other Financial Measures section.

54	BMO Financial Group 205th Annual Report 2022

Financial Review
BMO Capital Markets reported net income was $1,772 million, a decrease of $348 million or 16% from the prior year. Results were driven by higher revenue, more than offset by higher expenses and a lower recovery of provisions for credit losses compared with the prior year.
Revenue was $6,172 million, an increase of $46 million or 1% from the prior year. Global Markets revenue increased $158 million or 4%, primarily due to higher foreign exchange, equities and commodities trading revenue and the impact of the stronger U.S. dollar, partially offset by lower interest rate trading revenue and lower levels of new equity and debt issuances. Investment and Corporate Banking revenue decreased $112 million or 4%, primarily due to lower net securities gains, lower underwriting and advisory revenue reflecting lower levels of client activity given market conditions, and mark-downs on loan underwriting commitments, largely in the United States, resulting from a widening of credit spreads, partially offset by higher corporate banking-related revenue and the impact of the stronger U.S. dollar.
The total recovery of provisions for credit losses was $43 million, compared with a recovery of $194 million in the prior year. The recovery of the provision for credit losses on impaired loans was $32 million, compared with a provision of $11 million in the prior year. The recovery of the provision for credit losses on performing loans was $11 million, compared with a recovery of $205 million in the prior year.
Non-interest
expense was $3,855 million, an increase of $393 million or 11% from the prior year. The increase was driven by continued investments in the business, including technology costs, higher employee-related costs, including severance, higher operating expenses and the impact of the stronger U.S. dollar.
Average gross loans and acceptances increased $3.9 billion or 7% from the prior year to $63.3 billion, primarily due to higher levels of lending activity across loan portfolios and the impact of the stronger U.S. dollar, partially offset by the impact of the deconsolidation of our customer securitization vehicle in the United States and the wind-down of our non-Canadian
energy portfolio.
For further information on non-GAAP amounts, measures and ratios in this 2022 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

Business Environment and Outlook
In fiscal 2022, the global operating landscape reflected a rapidly changing economic and market environment. BMO Capital Markets’ performance in the first half of fiscal 2022 benefitted from elevated levels of client activity, robust equity prices and favourable market conditions for investment banking services, while the latter half of fiscal 2022 reflected a reduction in client activity in light of more challenging market conditions, with rising interest rates, widening credit spreads and increased volatility leading to lower underwriting and advisory fee revenue.
Uncertainty about the economic recovery and concerns about a recession affect the outlook for fiscal 2023. High inflation rates, waning corporate confidence, volatile markets and the conflict in Ukraine are expected to generate headwinds for the financial services industry and our business. Investment Banking and Corporate Banking activity is expected to continue to reflect challenges across debt and equity markets, as well as a cautious merger and acquisition environment. Activity in the Global Markets origination and refinancing businesses is expected to remain muted in the near term.
BMO Capital Markets’ strategy remains unchanged: a sharp focus on clients, aiming to be their valued financial partner – leveraging talent, innovative solutions and capital to help them achieve their goals, while deploying digital-first solutions that drive simplification and scale. With a leading position in Canada and strong momentum in the United States, our investments in product offerings and capabilities, particularly where BMO has core strengths and opportunities, are building a solid foundation for profitable growth and sustainable returns. In addition, we continue to make progress on sustainability, a core part of our strategy, providing innovative financing solutions and advice to support clients in their transition to a more sustainable economy. BMO Capital Markets’ disciplined and integrated approach to risk management, along with continued investments in technology infrastructure, is expected to position the business to adapt to evolving regulatory and compliance requirements in the coming years.
The Canadian and U.S. economic environment in calendar 2022 and the outlook for calendar 2023 are discussed in more detail in the Economic Developments and Outlook section.
Caution
This BMO Capital Markets section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group 205th Annual Report 2022	55

MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Services, including Technology and Operations
Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, treasury, finance, legal and regulatory compliance, sustainability, human resources, communications, marketing, real estate and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and provides cybersecurity and operations services.
Corporate Services focuses on enterprise-wide priorities related to maintaining a sound risk management and internal control environment and regulatory compliance, including the management, assessment and monitoring of BMO’s investment portfolios, funding, liquidity and capital activities, and exposure to credit, foreign exchange and interest rate risks. In support of the operating segments, Corporate Services develops and implements enterprise-wide processes, systems and controls to maintain operating efficiency and enable our businesses to adapt and meet their customer experience objectives.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments (Canadian P&C, U.S. P&C, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.
Achievements

•	Continued to advance our Digital First capabilities, augmenting our agility, cloud engineering and analytics. Used cloud computing to compress the computing time for an initial set of risk and regulatory reports
•	Maintained a well-defined trajectory for cloud adoption. Notable examples of cloud migration include Transportation Finance, selected market and credit risk use cases, and a first set of application programming interfaces (APIs) that will grow over time. Developed the security and monitoring capabilities to secure our environment and adapt to a changing threat landscape
•	Evolved our Financial Crimes Unit (FCU) to respond to heightened cyber, fraud and physical security requirements. Technology, people and process areas of focus included enhancing detection and response capabilities, improving identity and access management, and building resilience against virtual and physical attacks
•	Further enhanced our ability to aggregate, mine and analyze data, and developed several new examples of business processes driven by artificial intelligence (AI). Continued to track a suite of emerging technologies as we seek to move from awareness to proof of concept, followed by wider adoption, where appropriate
•	Drove high levels of uptime and availability for customer-facing technology and improved our ability to monitor, detect and automate responses to potential issues

56	BMO Financial Group 205th Annual Report 2022

Corporate Services, including Technology and Operations
(1)

(Canadian $ in millions, except as noted) As at or for the year ended October 31	2022	2021
Net interest income before group teb offset	(716)	(301)
Group teb offset	(270)	(315)
Net interest income (teb)	(986)	(616)
Non-interest revenue	7,830	326
Total revenue (teb)	6,844	(290)
Provision for (recovery of) credit losses on impaired loans	(7)	(5)
Provision for (recovery of) credit losses on performing loans	7	(2)
Total provision for (recovery of) credit losses	–	(7)
Non-interest expense	1,383	1,423
Income (loss) before income taxes	5,461	(1,706)
Provision for (recovery of) income taxes (teb)	1,270	(494)
Reported net income (loss)	4,191	(1,212)
Acquisition and integration costs (2)	237	–
Impact of divestitures (3)	55	842
Management of fair value changes on the purchase of Bank of the West (4)	(5,667)	–
Restructuring costs (reversals) (5)	–	(18)
Legal provision (6)	846	–
Adjusted net loss	(338)	(388)
Adjusted total revenue (teb) (7)	(333)	(319)
Adjusted non-interest expense (7)	424	561
Full-time equivalent employees	15,486	13,819

U.S. Business Select Financial Data (US$ in millions)
Total revenue	5,604	(26)
Total provision for (recovery of) credit losses	(4)	(6)
Non-interest expense	686	148
Provision for (recovery of) income taxes (teb)	1,282	(80)
Reported net income (loss)	3,640	(88)
Adjusted total revenue	106	(26)
Adjusted non-interest expense	44	130
Adjusted net income (loss)	83	(74)

(1)	Adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)
Fiscal 2022 reported net income included acquisition and integration costs related to the announced acquisition of Bank of the West of $237 million ($316 million pre-tax)
recorded in non-interest expense.

(3)
Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. Fiscal 2022 reported net income included a gain of $6 million ($8 million pre-tax) related to the transfer of certain U.S. asset management clients and a $29 million pre-tax
and
after-tax
loss related to foreign currency translation reclassified from accumulated other comprehensive income, both recorded in non-interest
revenue, and expenses of $32 million ($16 million
pre-tax),
including taxes of $22 million on closing of the sale of our EMEA Asset Management business recorded in non-interest expense. Fiscal 2021 reported net income included a $779 million pre-tax and after-tax write-down of goodwill related to the sale of our EMEA Asset Management business recorded in non-interest expense, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore recorded in non-interest revenue, and $85 million ($107 million pre-tax) of divestiture-related costs for both transactions recorded in non-interest expense.

(4)
Fiscal 2022 reported net income included revenue of $5,667 million ($7,713 million pre-tax) related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill, comprising $7,665 million of pre-tax
mark-to-market
gains on certain interest rate swaps recorded in
non-interest
trading revenue and $48 million of
pre-tax
non-trading interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income. For further information on this acquisition, refer to the Significant Events section.

(5)	Fiscal 2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance recorded in 2019, in non-interest expense.
(6)
Fiscal 2022 reported net income included a legal provision of $846 million ($1,142 million pre-tax)
related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising interest expense of $515 million pre-tax
and
non-interest
expense of $627 million
pre-tax,
including legal fees of $22 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the consolidated financial statements.

(7)	Adjusted results exclude the impact of the items described in footnotes (2) and (6).
Financial Review
Corporate Services reported net income was $4,191 million, compared with a reported net loss of $1,212 million in the prior year.
Results in the current year included the impact of the announced acquisition of Bank of the West, including revenue related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, and related acquisition and integration costs. In addition, the current year included a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, the impact of divestitures related to the sale of our EMEA Asset Management business and the transfer of the assets of certain U.S. asset management clients.
In the prior year, reported net loss reflected the impact of divestitures, including the write-down of goodwill related to the sale of our EMEA Asset Management business, a gain on the sale of our Private Banking business in Hong Kong and Singapore, and divestiture-related costs for both transactions, as well as a partial reversal of restructuring charges related to severance recorded in 2019.
Adjusted net loss was $338 million, compared with an adjusted net loss of $388 million in the prior year. Adjusted results increased due to lower expenses, partially offset by lower revenue.
For further information on non-GAAP amounts, measures and ratios in this 2022 Operating Groups Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

BMO Financial Group 205th Annual Report 2022	57

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary Quarterly Earnings Trends
Summarized Statement of Income and Quarterly Financial Measures
(1)

(Canadian $ in millions, except as noted)	Q4-2022	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021
Net interest income (teb)	3,767	4,197	3,902	4,019	3,756	3,521	3,455	3,578
Non-interest revenue	6,803	1,902	5,416	3,704	2,817	4,041	2,621	3,397
Revenue (1)	10,570	6,099	9,318	7,723	6,573	7,562	6,076	6,975
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(369)	413	(808)	81	97	984	(283)	601
Revenue, net of CCPB (1)	10,939	5,686	10,126	7,642	6,476	6,578	6,359	6,374
Provision for credit losses on impaired loans	192	104	120	86	84	71	155	215
Provision for (recovery of) credit losses on performing loans	34	32	(70)	(185)	(210)	(141)	(95)	(59)
Total provision for (recovery of) credit losses	226	136	50	(99)	(126)	(70)	60	156
Non-interest expense (1)	4,776	3,859	3,713	3,846	3,803	3,684	4,409	3,613
Income before income taxes	5,937	1,691	6,363	3,895	2,799	2,964	1,890	2,605
Provision for income taxes	1,454	326	1,607	962	640	689	587	588
Reported net income (see below)	4,483	1,365	4,756	2,933	2,159	2,275	1,303	2,017
Acquisition and integration costs (2)	145	62	28	10	1	2	2	2
Amortization of acquisition-related intangible assets (3)	6	5	6	6	14	15	18	19
Impact of divestitures (4)	(8)	6	9	48	52	18	772	–
Management of fair value changes on the purchase of Bank of the West (5)	(3,336)	694	(2,612)	(413)	–	–	–	–
Restructuring costs (reversals) (6)	–	–	–	–	–	(18)	–	–
Legal provision (7)	846	–	–	–	–	–	–	–
Adjusted net income (see below)	2,136	2,132	2,187	2,584	2,226	2,292	2,095	2,038
Operating group reported net income
Canadian P&C reported net income	917	965	940	1,004	933	828	777	750
Amortization of acquisition-related intangible assets (3)	–	–	1	–	–	–	1	–
Canadian P&C adjusted net income	917	965	941	1,004	933	828	778	750
U.S. P&C reported net income	660	568	588	681	509	550	538	579
Amortization of acquisition-related intangible assets (3)	2	1	1	1	6	6	5	7
U.S. P&C adjusted net income	662	569	589	682	515	556	543	586
BMO Wealth Management reported net income	298	324	314	315	345	379	322	336
Amortization of acquisition-related intangible assets (3)	–	1	1	1	4	5	7	8
BMO Wealth Management adjusted net income	298	325	315	316	349	384	329	344
BMO Capital Markets reported net income	357	262	448	705	531	553	558	478
Acquisition and integration costs (2)	2	1	2	3	1	2	2	2
Amortization of acquisition-related intangible assets (3)	4	3	3	4	4	4	5	4
BMO Capital Markets adjusted net income	363	266	453	712	536	559	565	484
Corporate Services reported net income (loss)	2,251	(754)	2,466	228	(159)	(35)	(892)	(126)
Acquisition and integration costs (2)	143	61	26	7	–	–	–	–
Impact of divestitures (4)	(8)	6	9	48	52	18	772	–
Management of fair value changes on the purchase of Bank of the West (5)	(3,336)	694	(2,612)	(413)	–	–	–	–
Restructuring costs (reversals) (6)	–	–	–	–	–	(18)	–	–
Legal provision (7)	846	–	–	–	–	–	–	–
Corporate Services adjusted net income (loss)	(104)	7	(111)	(130)	(107)	(35)	(120)	(126)
Basic earnings per share ($) (8) (9)	6.52	1.96	7.15	4.44	3.24	3.42	1.91	3.03
Diluted earnings per share ($) (8) (9)	6.51	1.95	7.13	4.43	3.23	3.41	1.91	3.03
Adjusted diluted earnings per share ($)	3.04	3.09	3.23	3.89	3.33	3.44	3.13	3.06
Net interest margin on average earning assets (%)	1.46	1.71	1.69	1.64	1.62	1.57	1.59	1.59
PCL-to-average net loans and acceptances (annualized) (%)	0.16	0.10	0.04	(0.08)	(0.11)	(0.06)	0.05	0.14
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.14	0.08	0.10	0.07	0.07	0.06	0.13	0.19
Effective tax rate (%)	24.5	19.3	25.2	24.7	22.9	23.2	31.1	22.6
Adjusted effective tax rate (%)	21.8	22.0	23.6	23.5	22.7	23.2	22.1	22.6
Canadian/U.S. dollar average exchange rate ($)	1.3516	1.2774	1.2665	1.2710	1.2546	1.2316	1.2512	1.2841

(1)	Revenue measures, net of CCPB, adjusted results and ratios, teb amounts and U.S. dollar amounts are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)	Acquisition and integration costs related to KGS-Alpha and Clearpool are reported in BMO Capital Markets. Acquisition and integration costs are recorded in non-interest expense.
(3)	Amortization of acquisition-related intangible assets was charged to non-interest expense in the related operating group.
(4)
Reported net income included the impact of divestitures related to the sale of our EMEA Asset Management business and our Private Banking business in Hong Kong and Singapore. The impact of the sale of our EMEA Asset Management business comprised the following in fiscal 2022:
Q4-2022
included an expense recovery of $8 million ($6 million
pre-tax);
Q3-2022
included expenses of $6 million ($7 million
pre-tax);
Q2-2022
included a gain of $6 million ($8 million
pre-tax)
related to the transfer of certain U.S. asset management clients recorded in revenue and expenses of $15 million ($18 million pre-tax);
and
Q1-2022
included a $29 million
(pre-tax
and
after-tax)
loss related to foreign currency translation reclassified from accumulated other comprehensive income to non-interest
revenue, a $3 million
pre-tax
net recovery of
non-interest
expense, including taxes of $22 million on closing of the sale of our EMEA Asset Management business. Divestitures in fiscal 2021 comprised the following:
Q4-2021
included expenses of $52 million ($62 million pre-tax) related to the sale of our EMEA Asset Management business;
Q3-2021
included expenses of $18 million ($24 million
pre-tax)
related to the sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore;
Q2-2021
included a $747 million
pre-tax
and
after-tax
write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax)
gain on the sale of our Private Banking business, and $47 million ($53 million pre-tax)
of divestiture-related costs for both transactions – the gain on the sale was recorded in revenue and the goodwill write-down and divestiture costs were recorded in non-interest
expense in Corporate Services.

(5)
Reported net income included revenue (losses) related to the announced acquisition of Bank of the West resulting from the management of the impact of interest rate changes between the announcement and closing on its fair value and goodwill:
Q4-2022
included revenue of $3,336 million ($4,541 million
pre-tax),
comprising $4,698 million of
pre-tax
mark-to-market
revenue on certain interest rate swaps recorded in
non-interest
trading revenue and a loss of $157 million
pre-tax
in net interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income;
Q3-2022
included a loss of $694 million ($945 million
pre-tax),
comprising $983 million of
pre-tax
mark-to-market
non-interest
losses and $38 million of
pre-tax
interest income on a portfolio of primarily U.S. treasury securities recorded in net interest income;
Q2-2022
included revenue of $2,612 million ($3,555 million
pre-tax),
comprising $3,433 million of
pre-tax
mark-to-market
gains and $122 million of
pre-tax
net interest income; and
Q1-2022
included revenue of $413 million ($562 million
pre-tax),
comprising $517 million of
pre-tax
mark-to-market
gains and $45 million of
pre-tax
interest income. For further information on this acquisition, refer to the Significant Events section.

(6)
Q3-2021 reported net income included a partial reversal of $18 million ($24 million pre-tax) of restructuring charges related to severance recorded in 2019 in non-interest expense, in Corporate Services.

(7)
Q4-2022
reported net income included a legal provision of $846 million ($1,142 million pre-tax)
related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, comprising net interest expense of $515 million pre-tax
and
non-interest
expense of $627 million
pre-tax,
including legal fees of $22 million. These amounts were recorded in Corporate Services. For further information, refer to the Provisions and Contingent Liabilities section in Note 24 of the consolidated financial statements.

(8)
Earnings per share (EPS) is calculated using net income after deducting total dividends on preferred shares and distributions on other equity instruments. For further information on EPS, refer to Note 23 of the consolidated financial statements.

(9)
Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non-GAAP measures. For further information, refer to the
Non-GAAP
and Other Financial Measures section.

58	BMO Financial Group 205th Annual Report 2022

Earnings in certain quarters are impacted by modest seasonal factors. The first quarter includes higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire. The second quarter has fewer days relative to other quarters, which reduces certain revenue and expense amounts. Quarterly earnings are also impacted by foreign exchange translation. Divestitures in BMO Wealth Management reduced overall revenue and expenses in 2022 relative to 2021.
Reported results in 2022 included the impact of the announced acquisition of Bank of the West, comprising revenue (losses) related to fair value management actions, as well as acquisition and integration costs. The current quarter included a legal provision. Results over the last seven quarters included the impact of divestitures, including a write-down of goodwill related to the sale of our EMEA Asset Management business and a gain on the sale of our Private Banking business in Hong Kong and Singapore in the second quarter of 2021. All periods included the amortization of acquisition-related intangible assets and acquisition and integration costs.
Revenue has generally been increasing, reflecting the benefit of our diversified businesses. Revenue growth in our P&C businesses has strengthened in recent quarters, supported by customer acquisition and higher loan volumes, with higher net interest margins reflecting the rapidly rising interest rate environment. Revenue in BMO Wealth Management is impacted by fluctuations in global markets, with underlying performance driven by strong growth in loans and deposits and net new client assets, as well as higher net interest margins in recent quarters. Insurance revenue, net of CCPB, is subject to variability resulting from changes in interest rates and equity markets. BMO Capital Markets revenue is impacted by market conditions that drive client activity, which supported strong performance in the previous five quarters in both Global Markets and Investment and Corporate Banking, while the most recent three quarters reflected more challenging market conditions that led to lower underwriting and advisory revenue.
As the economy recovered from the economic downturn brought on by the pandemic, we recorded lower provisions for credit losses on impaired loans, as well as recoveries of provisions for credit losses on performing loans, as a result of an improving economic outlook and portfolio credit improvement. However, the most recent quarters reflected the impact of a deteriorating economic outlook, a lower benefit from improvement in credit quality, and stronger balance growth.
Non-interest
expense growth was driven by investments to drive revenue growth and efficiency improvement, including sales force expansion, higher advertising spend and technology, as well as higher salaries reflecting the inflationary environment.
The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate; the level of pre-tax
income; and the level of
tax-exempt
income from securities. The reported effective tax rate in the past seven quarters was impacted by the sale of our EMEA Asset Management business, as well as fair value management actions related to the announced acquisition of Bank of the West.
For further information on non-GAAP amounts, measures and ratios in this Summary Quarterly Earnings Trends section, refer to the
Non-GAAP
and Other Financial Measures section.

Review of Fourth Quarter 2022 Performance
Q4 2022 vs. Q4 2021
Net Income
Reported net income was $4,483 million, an increase of $2,324 million from the prior year, and adjusted net income was $2,136 million, a decrease of $90 million or 4% from the prior year. Adjusted results in the current quarter excluded the impact of the announced acquisition of Bank of the West, including revenue of $3,336 million ($4,541 million pre-tax)
related to the management of the impact of interest rate changes between the announcement and the closing of the acquisition on its fair value and goodwill, and related acquisition and integration costs. In addition, reported results excluded the impact of a legal provision of $846 million ($1,142 million pre-tax),
including legal fees of $22 million. Adjusted results in both periods excluded the impact of divestitures, the amortization of acquisition-related intangible assets, and acquisition and integration costs. Reported EPS was $6.51, an increase of $3.28 from the prior year, and adjusted EPS was $3.04, a decrease of $0.29 from the prior year. The public share offering completed on March 29, 2022 reduced reported EPS by $0.18 and adjusted EPS by $0.07.
The increase in reported results reflected higher revenue from fair value management actions, partially offset by the legal provision noted above. Adjusted results decreased, as higher net revenue was more than offset by a higher provision for credit losses compared with a recovery in the prior year, and higher expenses.
Revenue
Reported revenue was $10,570 million, compared with $6,573 million in the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue was $10,939 million, an increase of $4,463 million from the prior year, and adjusted revenue, net of CCPB was $6,913 million, an increase of $437 million or 7%. Adjusted net revenue in the current quarter excluded revenue of $4,541 million resulting from fair value management actions related to the announced acquisition of Bank of the West, as well as interest expense of $515 million related to the legal provision. The impact of the stronger U.S. dollar increased revenue growth by 4% and 3% on a reported and adjusted basis, respectively.
Revenue increased in our P&C businesses, primarily due to higher net interest income reflecting strong loan growth and higher net interest margins, partially offset by lower non-interest
revenue. Revenue decreased in BMO Wealth Management, as higher net interest income and growth in net new client assets were more than offset by divestitures and weaker global markets. Revenue decreased in BMO Capital Markets, as higher Global Markets revenue was more than offset by lower Investment and Corporate Banking revenue. On a reported basis, revenue in Corporate Services increased from the prior year, due to the adjusting items noted above, and decreased on an adjusted basis.

BMO Financial Group 205th Annual Report 2022	59

MANAGEMENT’S DISCUSSION AND ANALYSIS

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were negative $369 million, compared with $97 million in the prior year. Results decreased largely due to changes in the fair value of policy benefit liabilities. CCPB decreased $782 million from the prior quarter, due to changes in the fair value of policy benefit liabilities and the impact of lower annuity sales. These changes were largely offset in insurance revenue.
Provision for Credit Losses
Total provision for credit losses was $226 million, compared with a recovery of the provision for credit losses of $126 million in the prior year. The total provision for credit losses as a percentage of average net loans and acceptances ratio was 16 basis points, compared with a recovery of 11 basis points in the prior year. The provision for credit losses on impaired loans was $192 million, an increase of $108 million from the prior year. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances ratio was 14 basis points, compared with 7 basis points in the prior year. There was a $34 million provision for credit losses on performing loans in the current quarter, compared with a $210 million recovery in the prior year. The $34 million provision for credit losses on performing loans in the current quarter reflected a deteriorating economic outlook and balance growth, largely offset by continued reduction in uncertainty as a result of the improving pandemic environment and portfolio credit improvement. The $210 million recovery of credit losses in the prior year largely reflected an improving economic outlook and portfolio credit improvement, partially offset by growth in loan balances.
Non-Interest Expense
Reported non-interest expense was $4,776 million, an increase of $973 million from the prior year, and adjusted non-interest expense was $3,954 million, an increase of $234 million or 6%. Adjusted non-interest
expense excluded the impact of the legal provision in the current quarter and the impact of divestitures, amortization of acquisition-related intangible assets, and acquisition and integration costs in both periods. The increase in reported expenses reflected the impact of the legal provision, as well as higher acquisition and integration costs related to the announced acquisition of Bank of the West. Reported and adjusted expenses increased due to higher employee-related costs, including higher salaries, performance-based compensation and sales force expansion, and higher computer and equipment costs, partially offset by divestitures. The impact of the stronger U.S. dollar increased expenses by approximately 4% on a reported basis and 3% on an adjusted basis.
Provision for Income Taxes
The provision for income taxes was $1,454 million, an increase of $814 million from the prior year, and the effective tax rate was 24.5%, compared with 22.9% in the prior year. The adjusted provision for income taxes was $597 million, a decrease of $59 million from the prior year, and the adjusted effective tax rate was 21.8%, compared with 22.7% in the prior year. The change in the reported effective tax rate was primarily due to the impact of higher pre-tax
income in the current quarter. The change in the adjusted effective tax rate was primarily due to earnings mix, including the impact of lower pre-tax
income in the current quarter.
Q4 2022 vs. Q3 2022
Reported net income was $4,483 million, an increase of $3,118 million from the prior quarter, and adjusted net income was $2,136 million, relatively unchanged from the prior quarter. Reported EPS increased $4.56 from the prior quarter, and adjusted EPS decreased $0.05. The increase in reported results reflected higher revenue related to fair value management actions, partially offset by the legal provision and higher acquisition and integration costs noted above. Adjusted results were relatively unchanged, as higher net revenue was offset by higher expenses and a higher provision for credit losses. Net income increased in BMO Capital Markets and U.S. P&C, and decreased in Canadian P&C and BMO Wealth Management. On a reported basis, Corporate Services recorded net income compared with a net loss in the prior quarter, and on an adjusted basis, Corporate Services recorded a net loss compared with net income in the prior quarter.
Reported revenue was $10,570 million, an increase of $4,471 million from the prior quarter, and reported revenue, net of CCPB, was $10,939 million, and increase of $5,253 million from the prior quarter. Adjusted revenue, net of CCPB, increased $282 million or 4%. The impact of the stronger U.S. dollar increased revenue growth by 3% and 2% on a reported and adjusted basis, respectively. Reported non-interest
expense increased $917 million or 24% from the prior quarter, and adjusted non-interest
expense increased $193 million or 5%. The impact of the stronger U.S. dollar increased expenses by approximately 3% on a reported basis and 2% on an adjusted basis. Total provision for credit losses was $226 million, an increase of $90 million from the prior quarter.
For further information on non-GAAP amounts, measures and ratios in this Review of Fourth Quarter 2022 Performance section, refer to the
Non-GAAP
and Other Financial Measures section.

60	BMO Financial Group 205th Annual Report 2022

2021 Financial Performance Review
The preceding discussions in the MD&A focused on BMO’s performance in fiscal 2022. This section summarizes BMO’s performance in fiscal 2021, relative to fiscal 2020. Certain prior-year data has been reclassified to conform with the presentation in 2022, including changes resulting from transfers between operating groups. Further information on these reclassifications is provided in the How BMO Reports Operating Group Results section.

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
2021
Net interest income (loss)	6,561	4,268	10,829	982	3,115	(616)	14,310
Non-interest revenue	2,225	1,243	3,468	6,071	3,011	326	12,876
Revenue	8,786	5,511	14,297	7,053	6,126	(290)	27,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	–	–	–	1,399	–	–	1,399
Revenue, net of CCPB	8,786	5,511	14,297	5,654	6,126	(290)	25,787
Provision for (recovery of) credit losses	377	(144)	233	(12)	(194)	(7)	20
Non-interest expense	3,968	2,813	6,781	3,843	3,462	1,423	15,509
Income (loss) before income taxes (teb) (1)	4,441	2,842	7,283	1,823	2,858	(1,706)	10,258
Provision for (recovery of) income taxes	1,153	666	1,819	441	738	(494)	2,504
Net income (loss)	3,288	2,176	5,464	1,382	2,120	(1,212)	7,754
Acquisition and integration costs	–	–	–	–	7	–	7
Amortization of acquisition-related intangible assets	1	24	25	24	17	–	66
Impact of divestitures	–	–	–	–	–	842	842
Restructuring costs (reversals)	–	–	–	–	–	(18)	(18)
Adjusted net income (loss)	3,289	2,200	5,489	1,406	2,144	(388)	8,651

2020
Net interest income (loss)	6,104	4,346	10,450	901	3,320	(700)	13,971
Non-interest revenue	1,930	1,186	3,116	5,808	2,006	285	11,215
Revenue	8,034	5,532	13,566	6,709	5,326	(415)	25,186
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	–	–	–	1,708	–	–	1,708
Revenue, net of CCPB	8,034	5,532	13,566	5,001	5,326	(415)	23,478
Provision for (recovery of) credit losses	1,411	859	2,270	22	659	2	2,953
Non-interest expense	3,901	3,029	6,930	3,648	3,227	372	14,177
Income (loss) before income taxes (teb) (1)	2,722	1,644	4,366	1,331	1,440	(789)	6,348
Provision for (recovery of) income taxes	702	332	1,034	329	348	(460)	1,251
Net income (loss)	2,020	1,312	3,332	1,002	1,092	(329)	5,097
Acquisition and integration costs	–	–	–	–	11	–	11
Amortization of acquisition-related intangible assets	2	39	41	34	18	–	93
Adjusted net income (loss)	2,022	1,351	3,373	1,036	1,121	(329)	5,201

(1)
BMO analyzes revenue on a teb basis at the operating group level, with the offset to the group teb adjustments recorded in Corporate Services non-interest revenue and provision for income taxes. Revenue measures, net of CCPB, adjusted results and ratios, and teb amounts in this table are on a non-GAAP basis and are discussed in the
Non-GAAP
and Other Financial Measures section.

Net Income
Reported net income in 2021 was $7,754 million, an increase of $2,657 million or 52% from 2020. Adjusted net income was $8,651 million, an increase of $3,450 million or 66%. Adjusted results in 2021 excluded a $779 million pre-tax
and
after-tax
write-down of goodwill related to the sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax)
net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $85 million ($107 million pre-tax)
of divestiture-related costs for both transactions, partially offset by the partial reversal of $18 million ($24 million pre-tax)
of restructuring charges related to severance in 2019. In addition, adjusted net income in both years excluded the amortization of acquisition-related intangible assets and acquisition-related integration costs. The amortization of acquisition-related intangible assets was $88 million and $121 million in 2021 and 2020, respectively. Acquisition and integration costs were $9 million and $14 million in 2021 and 2020, respectively. The increase in net income reflected a recovery from the significant adverse impact of the
COVID-19
pandemic on the global economy, our customers and our 2020 financial results, including the impact of lower provisions for credit losses and net revenue growth of 10%, partially offset by an increase in expenses and the impact of the weaker U.S. dollar. Net income increased in all operating groups, partially offset by a higher net loss in Corporate Services.
Return on Equity
Reported return on equity (ROE) was 14.9% in 2021 and adjusted ROE was 16.7%, compared with 10.1% and 10.3%, respectively, in 2020. Reported and adjusted ROE increased, due to higher net income, partially offset by higher common equity. Average common shareholders’ equity increased $2.2 billion or 5% from 2020, primarily due to growth in retained earnings, partially offset by a decrease in accumulated other comprehensive income. The reported return on tangible common equity (ROTCE) was 17.0%, compared with 11.9% in 2020, and adjusted ROTCE was 18.9%, compared with 11.9%. Book value per share increased 4% from 2020 to $80.18, reflecting the increase in shareholders’ equity.
Revenue
Reported revenue in 2021 was $27,186 million, an increase of $2,000 million from 2020, and adjusted revenue was $27,157 million, an increase of $1,971 million, both increasing 8% from 2020. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), reported net revenue in 2021 was $25,787 million, an increase of $2,309 million, and adjusted net revenue

BMO Financial Group 205th Annual Report 2022	61

MANAGEMENT’S DISCUSSION AND ANALYSIS

was $25,758 million, an increase of $2,280 million, both increasing 10% from 2020. Adjusted revenue and adjusted net revenue in 2021 excluded the $29 million ($22 million after-tax)
net gain on the sale of our Private Banking business in Hong Kong and Singapore. The impact of the weaker U.S. dollar reduced revenue growth by 2%.
Canadian P&C
Total revenue in 2021 increased $752 million or 9% from 2020. Net interest income increased $457 million or 7%, due to higher balances and higher loan margins, partially offset by lower deposit margins.
Non-interest
revenue increased $295 million or 15%, with higher revenue across most categories, including higher gains on investments in our commercial business and higher card-related revenue. Personal and Business Banking revenue increased $437 million or 8%, and Commercial Banking revenue increased $315 million or 14%.
U.S. P&C
Total revenue in 2021 decreased $21 million from 2020 on a Canadian dollar basis. On a U.S. dollar basis, revenue increased $277 million or 7%. Net interest income increased $169 million or 5%, due to higher loan margins, growth in deposits and accelerated Paycheck Protection Program (PPP)
(1)
revenue resulting from loan forgiveness, partially offset by lower deposit product margins.
Non-interest
revenue increased $108 million or 12%, with higher revenue across most categories, primarily reflecting higher commercial lending-related fee revenue, advisory fee revenue and deposit fee revenue. Personal and Business Banking revenue increased $20 million or 2%, and Commercial Banking revenue increased $257 million or 9%.
BMO Wealth Management
Revenue in 2021 increased $344 million or 5% from 2020. Revenue, net of CCPB, in 2021 increased $653 million or 13%. Revenue in Wealth and Asset Management increased $584 million or 13%, reflecting growth in client assets, including the impact of stronger global markets, strong loan and deposit growth partially offset by lower margins, higher online brokerage revenue and a legal provision in 2020, partially offset by the impact of the weaker U.S. dollar. Insurance revenue in 2021 decreased $240 million or 11% from 2020. Insurance revenue, net of CCPB, increased $69 million or 17% in 2021, primarily due to the impact of more favourable market movements in 2021 and business growth, partially offset by lower benefits from changes in investments to improve asset liability management and the unfavourable impact of actuarial assumption changes in 2021.
BMO Capital Markets
Revenue increased $800 million or 15% from 2020. Global Markets revenue increased $383 million or 12%, primarily due to higher equities trading revenue, as well as higher levels of new equity and debt issuances, partially offset by lower interest rate and commodities trading revenue and the impact of the weaker U.S. dollar. Revenue in 2020 included negative impacts from equity linked notes-related businesses. Investment and Corporate Banking revenue increased $417 million or 20%, primarily due to higher net securities gains and underwriting and advisory revenue, partially offset by lower corporate banking-related revenue and the impact of the weaker U.S. dollar. Revenue in 2020 was impacted by mark-downs on the held-for-sale
loan portfolio.
Corporate Services
Reported and adjusted revenue in 2021 increased $125 million and $96 million, respectively, from 2020, primarily due to higher securities gains and treasury-related activities.
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $1,399 million in 2021, compared with $1,708 million in 2020. CCPB decreased, primarily due to changes in the fair value of policy benefit liabilities, partially offset by the impact of higher annuity sales. The changes were largely offset in revenue.
Provision for Credit Losses
The total provision for credit losses (PCL) in 2021 was $20 million, compared with $2,953 million in 2020, primarily due to an improving economic outlook and more favourable credit conditions. PCL on impaired loans was $525 million, a decrease of $997 million from 2020, largely due to lower provisions in our P&C businesses and BMO Capital Markets. There was a $505 million recovery of the provision for credit losses on performing loans in 2021, compared with a $1,431 million provision in 2020. The recovery in 2021 largely reflected an improving economic outlook and positive credit migration, partially offset by growth in loan balances.
Non-Interest Expense
Reported
non-interest
expense in 2021 was $15,509 million, an increase of $1,332 million or 9% from 2020, primarily due to the impact of divestitures, including a $779 million write-down of goodwill related to the sale of our EMEA Asset Management business and $107 million of divestiture-related costs in 2021. Adjusted non-interest
expense in 2021 was $14,550 million, an increase of $508 million or 4% from 2020. Adjusted non-interest
expense excluded the impact of divestitures and a restructuring cost reversal in 2021, as well as the amortization of acquisition-related intangible assets and acquisition and integration costs in both years. Reported and adjusted non-interest
expense increased, due to higher performance-based compensation, computer and equipment costs and professional fees, partially offset by the benefits of a continued disciplined approach to expense management and the impact of the weaker U.S. dollar, which reduced expense growth by 3% on a reported basis and 2% on an adjusted basis.
Provision for Income Taxes
The provision for income taxes in 2021 was $2,504 million, compared with $1,251 million in 2020. The effective tax rate was 24.4%, compared with 19.7%. The adjusted provision for income taxes was $2,537 million, compared with $1,282 million in 2020. The adjusted effective tax rate was 22.7% in 2021, compared with 19.8%. The effective tax rate and adjusted effective tax rate were lower in the prior year, primarily due to earnings mix, including the impact of lower pre-tax
income in 2020. The effective tax rate in 2021 was higher than the adjusted effective tax rate, due to the write-down of goodwill related to the sale of our EMEA Asset Management business in 2021.
For further information on non-GAAP amounts, measures and ratios in this 2021 Financial Performance Review section, refer to the
Non-GAAP
and Other Financial Measures section.

(1)
The U.S. Small Business Administration Paycheck Protection Program (PPP) is a government relief program implemented in fiscal 2020 to support businesses that faced financial hardship caused by the
COVID-19
pandemic.

62	BMO Financial Group 205th Annual Report 2022

Financial Condition Review
Summary Balance Sheet

(Canadian $ in millions) As at October 31	2022	2021
Assets
Cash and interest bearing deposits with banks	93,200	101,564
Securities	273,262	232,849
Securities borrowed or purchased under resale agreements	113,194	107,382
Net loans	551,339	458,262
Derivative instruments	48,160	36,713
Other assets	60,044	51,405
Total assets	1,139,199	988,175
Liabilities and Equity
Deposits	769,478	685,631
Derivative instruments	59,956	30,815
Securities lent or sold under repurchase agreements	103,963	97,556
Other liabilities	126,614	109,757
Subordinated debt	8,150	6,893
Equity	71,038	57,523
Total liabilities and equity	1,139,199	988,175
Overview
Total assets of $1,139.2 billion increased $151.0 billion from October 31, 2021. The stronger U.S. dollar increased assets by $44.7 billion, excluding the impact on derivative assets. Total liabilities of $1,068.2 billion increased $137.5 billion from the prior year. The stronger U.S. dollar increased liabilities by $43.4 billion, excluding the impact of derivative liabilities. Total equity of $71.0 billion increased $13.5 billion from October 31, 2021, including the equity issuance related to the announced acquisition of Bank of the West.
Cash and Interest Bearing Deposits with Banks
Cash and interest bearing deposits with banks decreased $8.4 billion, primarily due to lower balances held with central banks, partially offset by the impact of the stronger U.S. dollar. The reduction of central bank cash balances reflects the use of the proceeds to purchase U.S. treasury securities as part of our fair value management actions related to the announced acquisition of Bank of the West and was partially offset by higher cash balances in Global Markets. Refer to the Significant Events section for further information on our fair value management actions.
Securities

(Canadian $ in millions) As at October 31	2022	2021
Trading	108,177	104,411
Fair value through profit or loss (FVTPL) (1)	13,641	14,210
Fair value through other comprehensive income – Debt and equity (2)	43,561	63,123
Amortized cost (3)	106,590	49,970
Investments in associates and joint ventures	1,293	1,135
Total securities	273,262	232,849

(1)
Included securities mandatorily measured at FVTPL of $4,410 million ($3,038 million as at October 31, 2021) and designated securities at fair value of $9,231 million ($11,172 million as at October 31, 2021).

(2)	Included allowances for credit losses on debt securities recorded at fair value through other comprehensive income of $3 million as at October 31, 2022 ($2 million as at October 31, 2021).
(3)	Net of allowances for credit losses of $3 million ($2 million as at October 31, 2021).
Securities increased $40.4 billion, primarily due to the fair value management actions noted above and the impact of the stronger U.S. dollar, partially offset by lower levels of client activity in BMO Capital Markets.
Securities Borrowed or Purchased Under Resale Agreements
Securities borrowed or purchased under resale agreements increased $5.8 billion, due to the impact of the stronger U.S. dollar and higher levels of client activity in BMO Capital Markets, partially offset by treasury activities in Corporate Services.
Net Loans

(Canadian $ in millions) As at October 31	2022	2021
Residential mortgages	148,880	135,750
Non-residential mortgages	18,625	17,195
Consumer instalment and other personal	86,103	77,164
Credit cards	9,663	8,103
Businesses and governments	290,685	222,614
Gross loans	553,956	460,826
Allowance for credit losses	(2,617)	(2,564)
Total net loans	551,339	458,262

BMO Financial Group 205th Annual Report 2022	63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net loans increased $93.1 billion from October 31, 2021. Residential mortgages increased $13.1 billion, primarily due to growth in Canadian P&C. Non-residential mortgages increased $1.4 billion due to growth in U.S. P&C, including the impact of the stronger U.S. dollar, partially offset by lower balances in BMO Capital Markets and Canadian P&C. Consumer instalment and other personal loans increased $8.9 billion, primarily due to growth in Canadian P&C and BMO Wealth Management and the impact of the stronger U.S. dollar. Business and government loans increased $68.1 billion, reflecting growth across all operating groups and the impact of the stronger U.S. dollar. Credit cards increased $1.6 billion, primarily reflecting higher balances in Canadian P&C.
Table 4 in the Supplemental Information provides a comparative summary of loans by geographic location and product. Table 6 in the Supplemental Information provides a comparative summary of net loans in Canada by province and industry. Loan quality is discussed in the Credit Quality Information section, and further details on loans are provided in Notes 4, 6 and 24 of the consolidated financial statements.
Derivative Financial Assets
Derivative financial assets increased $11.4 billion, reflecting an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of foreign exchange, interest rate and equity contracts, partially offset by a decrease in the value of commodities contracts. Further details on derivative financial assets are provided in Note 8 of the consolidated financial statements.
Other Assets
Other assets primarily include customers’ liability under acceptances, goodwill and intangible assets, cash collateral, insurance-related assets, premises and equipment, precious metals, current and deferred tax assets, accounts receivable and prepaid expenses. Other assets increased $8.6 billion, primarily due to higher cash collateral balances posted with counterparties and the impact of the stronger U.S. dollar, partially offset by lower customers’ liability under acceptances and the write-down of goodwill related to the sale of our EMEA Asset Management business. Further details on other assets are provided in Notes 11 and 12 of the consolidated financial statements.
Deposits

(Canadian $ in millions) As at October 31	2022	2021
Banks	30,901	26,611
Businesses and governments	495,831	442,248
Individuals	242,746	216,772
Total deposits	769,478	685,631
Deposits increased $83.8 billion. Business and government deposits increased $53.6 billion, reflecting the impact of the stronger U.S. dollar, higher wholesale funding balances to fund customer loan growth and Global Markets client activity, and growth in customer deposits in Canadian P&C and BMO Wealth Management, partially offset by lower source currency commercial deposits in U.S. P&C. Deposits by individuals increased $26.0 billion, primarily due to growth in customer deposits in Canadian P&C, higher broker term deposits reported in Corporate Services and the impact of the stronger U.S. dollar. Deposits by banks increased $4.3 billion, reflecting higher wholesale funding for Global Markets client activity and the impact of the stronger U.S. dollar. Further details on the composition of deposits are provided in Note 13 of the consolidated financial statements and in the Liquidity and Funding Risk section.
Derivative Financial Liabilities
Derivative financial liabilities increased $29.1 billion, primarily due to an increase in the value of client-driven trading derivatives in BMO Capital Markets, with increases in the fair value of foreign exchange, interest rate, equity and commodities contracts.
Securities Lent or Sold Under Repurchase Agreements
Securities lent or sold under repurchase agreements increased $6.4 billion due to the impact of the stronger U.S. dollar and higher levels of client activity in BMO Capital Markets.
Other Liabilities
Other liabilities primarily include securities sold but not yet purchased, securitization and structured entities liabilities, acceptances, insurance-related liabilities and accounts payable. Other liabilities increased $16.9 billion, primarily reflecting an increase in securities sold but not yet purchased due to higher levels of client activity in BMO Capital Markets, higher Federal Home Loan Bank borrowings, the impact of the stronger U.S. dollar and higher accrued interest payable, partially offset by lower cash collateral received on over-the-counter
derivatives, as well as insurance-related liabilities and acceptances.
Further details on the composition of other liabilities are provided in Note 14 of the consolidated financial statements.
Subordinated Debt
Subordinated debt increased $1.3 billion from the prior year, reflecting new issuances net of a redemption and the impact of the stronger U.S. dollar. Further details on the composition of subordinated debt are provided in Note 15 of the consolidated financial statements.
Equity

(Canadian $ in millions) As at October 31	2022	2021
Share capital
Preferred shares and other equity instruments	6,308	5,558
Common shares	17,744	13,599
Contributed surplus	317	313
Retained earnings	45,117	35,497
Accumulated other comprehensive income	1,552	2,556
Total equity	71,038	57,523

64	BMO Financial Group 205th Annual Report 2022

Total equity increased $13.5 billion from October 31, 2021, primarily due to higher retained earnings and a common share issuance, partially offset by a decrease in accumulated other comprehensive income. Retained earnings increased $9.6 billion, as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Common shares increased $4.1 billion, as a result of the equity issuance related to the announced acquisition of Bank of the West and shares issued under the dividend reinvestment plan. Preferred shares and other equity instruments increased $0.8 billion, reflecting new issuances net of redemptions in the year. Accumulated other comprehensive income decreased $1.0 billion, primarily due to the impact of higher interest rates on cash flow hedges, partially offset by the impact of the stronger U.S. dollar on the translation of net foreign operations and gains on remeasurement of own credit risk on financial liabilities designated at fair value.
The Consolidated Statement of Changes in Equity in the consolidated financial statements provides a summary of items that increase or reduce total equity, while Note 16 of the consolidated financial statements provides details on the components of, and changes in, share capital. Details on our enterprise-wide capital management practices and strategies can be found below.

Enterprise-Wide Capital Management
Capital Management
Objective
BMO is committed to a disciplined approach to capital management that balances the interests and requirements of our shareholders, regulators, depositors, fixed income investors and rating agencies. Our objective is to maintain a strong capital position in a cost-effective structure that:
•	Is appropriate given BMO’s target regulatory capital ratios and internal assessment of required economic capital
•	Underpins BMO’s operating groups’ business strategies
•	Supports depositor, investor and regulator confidence, while building long-term shareholder value
•	Is consistent with BMO’s target credit ratings.
Framework

The principles and key elements of our capital management framework are outlined in our Capital Management Corporate Policy and in the annual capital plan, which includes the results of the comprehensive Internal Capital Adequacy Assessment Process (ICAAP).
ICAAP is an integrated process that involves the application of stress testing and other tools to assess capital adequacy on both a regulatory and an economic capital basis. The results of this process are used in the establishment of capital targets and the implementation of capital strategies that take into consideration the strategic direction and risk appetite of the enterprise. The annual capital plan is developed considering the results of ICAAP and in conjunction with the annual business plan, promoting alignment between business and risk strategies, regulatory and economic capital requirements and the availability of capital. Enterprise-wide stress testing and scenario analysis are conducted in order to assess the impact of various stress conditions on our risk profile and capital requirements. Our capital management framework seeks to ensure that the bank is adequately capitalized given the risks we assume in the normal course of business, as well as under stress, and supports the determination of limits, targets and performance measures that are used to manage balance sheet positions, risk levels and capital requirements at both the consolidated entity and operating group levels. We evaluate assessments of actual and forecast capital adequacy against our capital plan throughout the year, and we update the plan to reflect changes in our business activities and risk profile, as well as the operating environment or regulatory requirements or expectations.
We allocate capital to operating groups in order to evaluate business performance, and we consider capital implications in our strategic, tactical and transactional decision-making. By allocating capital to operating groups, setting and monitoring capital limits and metrics, and measuring the groups’ performance against these limits and metrics, we seek to optimize risk-adjusted return to our shareholders, while maintaining a well-capitalized
position. This approach is intended to protect our stakeholders from the risks inherent in our various businesses, while still providing the flexibility to deploy resources in support of the strategic growth activities of the operating groups.
Refer to the Enterprise-Wide Risk Management section for further discussion of the risks underlying our business activities.
Governance
The Board of Directors, either directly or in conjunction with its Risk Review Committee, provides ultimate oversight and approval of capital management, including the bank’s Capital Management Corporate Policy framework, capital plan and capital adequacy assessments. The Board of Directors regularly reviews the bank’s capital position and key capital management activities, and the Risk Review Committee reviews the capital adequacy assessment results determined by ICAAP. The Capital Management Committee provides senior management oversight, including the review of significant capital management policies, issues and activities and, along with the Risk Management Committee, the capital required to support the execution of our enterprise-wide strategy. Finance and Risk Management are responsible for the design and implementation of our corporate policies and frameworks related to capital and risk management, as well as ICAAP. The Corporate Audit Division, as the third line of defence, verifies adherence to controls and identifies opportunities to strengthen our processes. Refer to the Enterprise-Wide Risk Management Framework section for further discussion.

BMO Financial Group 205th Annual Report 2022	65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory Capital Requirements
Regulatory capital requirements for BMO are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI), which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS). The minimum risk-based
capital ratios set out in OSFI’s Capital Adequacy Requirements (CAR) Guideline are a Common Equity Tier 1 (CET1) Ratio of 4.5%, a Tier 1 Capital Ratio of 6% and a Total Capital Ratio of 8%. In addition to the minimum capital requirements, OSFI also requires domestic systemically important banks
(D-SIBs),
including BMO, to hold Pillar 1 and Pillar 2 buffers, which are meant to be used as a normal first response in periods of stress. Pillar 1 buffers include a Capital Conservation Buffer of 2.5%, a
D-SIB
Common Equity Tier 1 surcharge of 1.0%, and a Countercyclical Buffer (which can range from 0% to 2.5%, depending on a bank’s exposure to jurisdictions that have activated the buffer). Pillar 2 buffers include the Domestic Stability Buffer (DSB), which can range from 0% to 2.5% of RWA and was set at 2.5% as of October 31, 2022. The minimum Leverage Ratio set out in OSFI’s Leverage Requirements (LR) Guideline is 3.0%. OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Pillar 1 Capital Buffers (1)	Domestic Stability Buffer (2)	Minimum OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at October 31, 2022
Common Equity Tier 1 Ratio	4.5%	3.5%	2.5%	10.5%	16.7%
Tier 1 Capital Ratio	6.0%	3.5%	2.5%	12.0%	18.4%
Total Capital Ratio	8.0%	3.5%	2.5%	14.0%	20.7%
TLAC Ratio	21.5%	na	2.5%	24.0%	33.1%
Leverage Ratio	3.0%	na	na	3.0%	5.6%
TLAC Leverage Ratio	6.75%	na	na	6.75%	10.1%

(1)
The minimum 4.5% CET1 Ratio requirement is augmented by a total of 3.5% in Pillar 1 Capital Buffers, which can absorb losses during periods of stress. Pillar 1 Capital Buffers include a Capital Conservation Buffer of 2.5%, a Common Equity Tier 1 surcharge for
D-SIBs
of 1.0% and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the fourth quarter of 2022). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)
OSFI requires all
D-SIBs
to maintain a DSB against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and was set at 2.5% as at October 31, 2022. Breaches of the DSB will not result in a bank being subject to automatic constraints on capital distributions.

na – not applicable
Regulatory Capital and Total Loss Absorbing Capacity Ratios

The
Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
The
Tier 1 Capital Ratio
reflects Tier 1 Capital divided by risk-weighted assets.
The
Total Capital Ratio
reflects Total Capital divided by risk-weighted assets.
The
Leverage Ratio
reflects Tier 1 Capital divided by leverage exposures (LE), which consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.
The
Total Loss Absorbing Capacity (TLAC) Ratio
reflects TLAC divided by risk-weighted assets.
The
TLAC Leverage Ratio
reflects TLAC divided by leverage exposures.
Refer to the Glossary of Financial Terms for definitions of ratios and their components.
Regulatory Capital and Total Loss Absorbing Capacity Elements
BMO maintains a capital structure that is diversified across instruments and tiers to provide an appropriate mix of loss absorbency. The major components of regulatory capital and total loss absorbing capacity are summarized as follows:

66	BMO Financial Group 205th Annual Report 2022

OSFI’s CAR Guideline implemented the
non-viability
contingent capital (NVCC) provisions set out by the BCBS, which require the conversion of certain capital instruments into a variable number of common shares if OSFI announces that a bank is, or is about to become, non-viable,
or if the federal or a provincial government in Canada publicly announces that the bank has accepted, or has agreed to accept, a capital injection or equivalent support to avoid non-viability.
Under OSFI’s CAR Guideline,
non-common
share capital instruments that do not meet Basel III requirements, including NVCC requirements, were fully phased out effective the first quarter of fiscal 2022. The impact on the bank was nominal.
Under Canada’s Bank Recapitalization
(Bail-In)
Regime, eligible senior debt issued on or after September 23, 2018 is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in
debt into common shares. This statutory conversion supplements NVCC securities, which must be converted in full prior to the conversion of bail-in
debt. The minimum TLAC requirements set by OSFI are a risk-based TLAC Ratio of 24.0% of RWA, including the DSB currently set at 2.5%, and a TLAC Leverage Ratio of 6.75%, effective November 1, 2021. As at October 31, 2022, our TLAC Ratio was 33.1% and our TLAC Leverage Ratio was 10.1%, calculated in accordance with OSFI’s TLAC Guideline.
Risk-Weighted Assets
Risk-weighted assets (RWA) measure a bank’s exposures, weighted for their relative risk and calculated in accordance with the regulatory capital rules prescribed by OSFI. RWA are calculated for credit, market and operational risks based on OSFI’s prescribed rules.
We primarily use the Advanced Internal Ratings Based (AIRB) Approach to determine credit RWA in our portfolio. The AIRB Approach applies sophisticated techniques to measure RWA at the exposure level based on sound risk management principles, including estimates of the probability of default, loss given default and exposure at default risk parameters, term to maturity and asset class type, as prescribed by the OSFI rules. These risk parameters are determined using historical portfolio data supplemented by benchmarking, as appropriate, and are updated periodically. Validation procedures related to these parameters are in place in order to quantify and differentiate risks appropriately. Credit RWA related to certain Canadian and U.S. portfolios are determined under the Basel III Standardized Approach, using prescribed risk weights based on external ratings, counterparty type or product type.
Our market risk RWA are primarily determined using the more advanced Internal Models Approach, but the Standardized Approach is used for some exposures.
Beginning in fiscal 2020, OSFI has required that BMO, along with the other banks that have been approved to use the Advanced Measurement Approach, change to the Basel II Standardized Approach for determining enterprise operational risk regulatory capital requirements in the interim period prior to implementation of the new Basel III Standardized Measurement Approach as part of the Basel III reforms.
BMO is subject to a capital floor as prescribed in OSFI’s CAR Guideline. In calculating regulatory capital ratios, there is a requirement to increase total RWA when the capital floor amount calculated under the Standardized Approach is higher than a similar calculation using the more risk-sensitive advanced approach rules. The capital floor became operative for BMO at the beginning of the second quarter of fiscal 2022.
Regulatory Capital Developments
On November 7, 2022, OSFI announced a new Assurance on Capital, Leverage and Liquidity Returns Guideline, applicable to the capital, leverage and liquidity returns of federally regulated deposit-taking institutions. The requirements for an internal audit opinion, senior management attestation and external audit opinion will phase in over a three-year period, beginning in fiscal 2023.
On September 13, 2022, OSFI announced that the temporary exclusion of central bank reserves from the Leverage Ratio exposure measure for deposit-taking institutions will end on April 1, 2023.
On August 18, 2022, OSFI issued
Interim arrangements for the regulatory capital and liquidity treatment of crypto asset exposures
, which is intended to ensure that federally regulated financial institutions apply a conservative treatment and set prudent limits in relation to their crypto asset exposures.
On June 22, 2022, OSFI announced that the DSB would remain at 2.50% of total RWA. OSFI has stated that it is reviewing the design and range of the DSB as part of its work to ensure the long-term effectiveness of the capital regime applicable to D-SIBs.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure requirements for the domestic implementation of the final Basel III banking reforms. Most of these revised requirements will take effect in the second quarter of 2023, with those related to market risk and credit valuation adjustment risk taking effect in 2024.
Effective November 4, 2021, OSFI announced that financial institutions may resume regular dividend increases and common share repurchases, which had been restricted since March 2020.
Regulatory Capital Review
BMO is well capitalized, with capital ratios that exceed OSFI’s published requirements for large Canadian banks, including a 2.5% DSB. Our CET1 Ratio was 16.7% as at October 31, 2022, compared with 13.7% as at October 31, 2021. The CET1 Ratio increased from the end of fiscal 2021, primarily driven by the benefit of fair value management actions related to the announced acquisition of Bank of the West, strong internal capital generation, the issuance of common shares through a public offering and under the shareholder dividend reinvestment and share repurchase plan (DRIP), and the benefit of the sale of our EMEA Asset Management business, partially offset by higher risk-weighted assets (RWA) and a legal provision related to a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank.
Our Tier 1 Capital and Total Capital Ratios were 18.4% and 20.7%, respectively, as at October 31, 2022, compared with 15.4% and 17.6%, respectively, as at October 31, 2021. The Tier 1 Capital Ratio was higher due to the factors impacting the CET1 Ratio and issuances of Additional Tier 1 (AT1) instruments, partially offset by redemptions. The Total Capital Ratio was higher due to the factors impacting the Tier 1 Capital Ratio, as well as issuances of Tier 2 capital instruments, partially offset by redemptions.

BMO Financial Group 205th Annual Report 2022	67

MANAGEMENT’S DISCUSSION AND ANALYSIS

The impact of foreign exchange rate movements on capital ratios was largely offset. Our investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We may manage the impact of foreign exchange rate movements on our capital ratios, and did so during fiscal 2022. Any such activities could also impact BMO’s book value and return on equity.
Our Leverage Ratio was 5.6% as at October 31, 2022, an increase from 5.1% as at October 31, 2021, due to higher Tier 1 Capital, which was partially offset by higher leverage exposures driven by business growth and the impact of foreign exchange rate movements.
While the ratios discussed above reflect our consolidated capital base, we conduct business through a variety of corporate structures, including subsidiaries. A framework is in place, such that capital and funding are managed appropriately at the subsidiary level.
As a U.S. bank intermediate holding company classified as a Category IV institution, our subsidiary BMO Financial Corp. (BFC) is subject to the Comprehensive Capital Analysis and Review (CCAR) and Dodd-Frank Act Stress Test (DFAST) requirements of the Federal Reserve Board (FRB) on a biennial basis, beginning with CCAR 2020.
BFC was required to participate in the FRB’s 2022 CCAR exercise. On June 23, 2022, the FRB released its 2022 CCAR and DFAST results, and on August 4, 2022, announced individual large bank capital requirements, which were effective October 1, 2022. For BFC, the FRB determined a CET1 Ratio requirement of 7.9%, including the 4.5% minimum CET1 Ratio and a 3.4% stress capital buffer (SCB). BFC is well capitalized, with a strong CET1 Ratio of 13.1% as at September 30, 2022.
Regulatory Capital
(1)

(Canadian $ in millions, except as noted) As at October 31	2022	2021
Common Equity Tier 1 Capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	18,061	13,912
Retained earnings	45,117	35,497
Accumulated other comprehensive income (and other reserves)	1,552	2,556
Goodwill and other intangibles (net of related tax liability)	(6,901)	(7,130)
Other common equity Tier 1 capital deductions	3,062	(344)
Common Equity Tier 1 Capital (CET1)	60,891	44,491
Additional Tier 1 Capital: instruments
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus	6,308	5,558
Directly issued capital instruments subject to phase-out from Additional Tier 1 Capital	–	–
Additional Tier 1 instruments (and CET1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group AT1)	–	–
of which: instruments issued by subsidiaries subject to phase-out	–	–
Total regulatory adjustments applied to Additional Tier 1 Capital	(78)	(83)
Additional Tier 1 capital (AT1)	6,230	5,475
Tier 1 Capital (T1 = CET1 + AT1)	67,121	49,966
Tier 2 Capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	8,003	6,747
Directly issued capital instruments subject to phase-out from Tier 2 Capital	–	141
Tier 2 instruments (and CET1 and AT1 instruments not otherwise included) issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	–	–
of which: instruments issued by subsidiaries subject to phase-out	–	–
General allowance	235	398
Total regulatory adjustments to Tier 2 Capital	(50)	(51)
Tier 2 Capital (T2)	8,188	7,235
Total Capital (TC = T1 + T2)	75,309	57,201
Risk-Weighted Assets and Leverage Ratio Exposures
Risk-Weighted Assets	363,997	325,433
Leverage Ratio Exposures	1,189,990	976,690
Capital Ratios (%)
Common Equity Tier 1 Ratio	16.7	13.7
Tier 1 Capital Ratio	18.4	15.4
Total Capital Ratio	20.7	17.6
TLAC Ratio	33.1	27.8
Leverage Ratio	5.6	5.1
TLAC Leverage Ratio	10.1	9.3

(1)
Calculated in accordance with OSFI’s CAR Guideline and LR Guideline, as applicable.
Non-qualifying
Additional Tier 1 and Tier 2 Capital instruments were phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

Our CET1 Capital was $60.9 billion as at October 31, 2022, compared with $44.5 billion as at October 31, 2021. CET1 Capital increased, driven by the benefit of fair value management actions related to the announced acquisition of Bank of the West, strong retained earnings growth, the issuance of common shares through a public offering under the DRIP, the impact of foreign exchange movements, and the elimination of goodwill and intangible assets related to the EMEA Asset Management business, which was sold during the year, partially offset by a legal provision.
Tier 1 Capital and Total Capital were $67.1 billion and $75.3 billion, respectively, as at October 31, 2022, compared with $50.0 billion and $57.2 billion, respectively, as at October 31, 2021. The increase in Tier 1 Capital was primarily due to the factors impacting CET1 Capital and issuances of AT1 capital instruments, partially offset by preferred share redemptions. Total Capital was higher, primarily due to the factors impacting Tier 1 Capital and issuances of subordinated notes, partially offset by redemptions.

68	BMO Financial Group 205th Annual Report 2022

Risk-Weighted Assets
RWA were $364.0 billion as at October 31, 2022, an increase from $325.4 billion as at October 31, 2021. Credit Risk RWA were $295.5 billion as at October 31, 2022, an increase from $272.9 billion as at October 31, 2021, primarily resulting from increased asset size driven by wholesale and commercial lending growth and the impact of foreign exchange rate movements, partially offset by positive asset quality impacts, risk transfer transactions and the transition of certain portfolios treated under the standardized approach to the advanced approach. As noted above, the impact of foreign exchange rate movements is largely offset in the CET1 Ratio. Market Risk RWA were $13.5 billion as at October 31, 2022, an increase from $12.1 billion as at October 31, 2021, primarily attributable to higher volatility and changes in portfolio composition during the year. Operational Risk RWA were $42.4 billion as at October 31, 2022, an increase from $40.5 billion as at October 31, 2021, primarily due to growth in our average gross income. The capital floor adjustment reflected in our RWA was $12.6 billion as at October 31, 2022, driven by asset quality changes and the transition of certain portfolios to the advanced RWA approach. The capital floor was not operative in the prior year.

(Canadian $ in millions) As at October 31	2022	2021
Credit Risk
Wholesale
Corporate, including specialized lending	123,595	117,876
Corporate small and medium-sized enterprises	45,479	43,562
Sovereign	4,833	5,369
Bank	4,138	4,345
Retail
Residential mortgages, excluding home equity line of credit	10,923	8,712
Home equity line of credit	5,915	5,241
Qualifying revolving retail	7,408	6,515
Other retail, excluding small and medium-sized enterprises	16,098	15,406
Retail small and medium-sized enterprises	11,844	9,544
Equity	6,441	3,741
Trading book	11,036	13,066
Securitization	9,530	4,570
Other credit risk assets – non-counterparty managed assets	24,095	22,587
Scaling factor for credit risk assets under AIRB Approach (1)	14,189	12,324
Total Credit Risk	295,524	272,858
Market Risk	13,522	12,066
Operational Risk	42,353	40,509
Risk-Weighted Assets before floor	351,399	325,433
Floor adjustment (2)	12,598	–
Total Risk-Weighted Assets	363,997	325,433

(1)	Basel III framework requires an additional 6% scaling factor to be applied to RWA amounts for credit risk under the Advanced Internal Ratings Based (AIRB) Approach.
(2)	The bank is subject to capital floor requirements as prescribed in OSFI’s CAR Guideline. Total RWA is increased by a floor adjustment amount, which is calculated based on the standardized methodology.
Economic Capital
Economic capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic loss is the loss in economic or market value incurred over a specified time horizon at a defined confidence level, relative to the expected loss over the same time horizon. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading),
operational, business and insurance, based on a
one-year
time horizon using a defined confidence level.
Economic Capital and RWA by Operating Group and Risk Type
(As at October 31, 2022)

BMO Financial Group 205th Annual Report 2022	69

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Management Activities
During fiscal 2022, we issued approximately 20.8 million common shares through a public offering to finance a portion of the purchase price for the announced acquisition of Bank of the West and approximately 8.3 million common shares through the DRIP and the exercise of stock options.
During fiscal 2022, we completed Tier 1 and Tier 2 Capital instrument issuances and redemptions, as outlined in the table below.
Capital Instrument Issuances and Redemptions

As at October 31, 2022	Issuance or redemption date	Number of shares	Amount (in millions)
Common shares issued		29.1		$4,162

Tier 1 Capital
Redemption of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 38	February 25, 2022	24.0		$600
Issuance of 5.625% Limited Recourse Capital Notes, Series 2	March 15, 2022			$750
Redemption of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 40	May 25, 2022	20.0		$500
Issuance of Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 50	July 27, 2022	0.5		$500
Redemption of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 42	August 25, 2022	16.0		$400
Issuance of 7.325% Limited Recourse Capital Notes, Series 3	September 13, 2022			$1,000

Tier 2 Capital
Issuance of 3.088% Subordinated Notes due 2037	January 10, 2022		USD	1,250
Redemption of Series I Medium-Term Notes, Second Tranche	June 1, 2022			$850
Issuance of Series L Medium-Term Notes, First Tranche	October 27, 2022			$750
If an NVCC trigger event were to occur, NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with the conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of BMO common shares at the time of the trigger event (calculated using a
10-day
weighted average). Based on a floor price of $5.00, these NVCC instruments would be converted into approximately 3.9 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.
Further details on subordinated debt and share capital are provided in Notes 15 and 16 of the consolidated financial statements.
Outstanding Shares and NVCC Instruments

	Number of shares or dollar amount (in millions)		Dividends declared per share
As at October 31			2022	2021	2020
Common shares		677	$5.44	$4.24	$4.24

Class B Preferred shares
Series 25 (1)		–	–	$0.34	$0.45
Series 26 (1)		–	–	$0.23	$0.52
Series 27*		$500	$0.96	$0.96	$0.96
Series 29*		$400	$0.91	$0.91	$0.91
Series 31*		$300	$0.96	$0.96	$0.96
Series 33*		$200	$0.76	$0.76	$0.90
Series 35* (2)		–	–	–	$1.25
Series 36* (2)		–	–	–	$58.50
Series 38* (3)		–	$0.30	$1.21	$1.21
Series 40* (4)		–	$0.56	$1.13	$1.13
Series 42* (5)		–	$0.83	$1.10	$1.10
Series 44*		$400	$1.21	$1.21	$1.21
Series 46*		$350	$1.28	$1.28	$1.28
Series 50*		$500	$24.64	–	–

Additional Tier 1 Capital Notes*
4.800% Additional Tier 1 Capital Notes	US$	500	na	na	na
4.300% Limited Recourse Capital Notes, Series 1 (6)		$1,250	na	na	na
5.625% Limited Recourse Capital Notes, Series 2 (6)		$750	na	na	na
7.325% Limited Recourse Capital Notes, Series 3 (6)		$1,000	na	na	na

Medium-Term Notes* (7)
3.803% Subordinated Notes	US$	1,250	na	na	na
4.338% Subordinated Notes	US$	850	na	na	na
Series J – First Tranche		$1,000	na	na	na
Series J – Second Tranche		$1,250	na	na	na
Series K – First Tranche		$1,000	na	na	na
3.088% Subordinated Notes	US$	1,250	na	na	na
Series L – First Tranche		$750	na	na	na

Stock options
Vested		2.6
Non-vested		3.3

*	Convertible into common shares.
(1)	Redeemed in August 2021.
(2)	Redeemed in November 2020.
(3)	Redeemed in February 2022.
(4)	Redeemed in May 2022.
(5)	Redeemed in August 2022.
(6)
Convertible into common shares by virtue of recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51, respectively. Refer to Note 16 of the consolidated financial statements for conversion details.

(7)	Note 15 of the consolidated financial statements includes details on the NVCC Medium-Term Notes.
na – not applicable
Note 16 of the consolidated financial statements includes details on share capital and other equity instruments.

70	BMO Financial Group 205th Annual Report 2022

Dividends
Dividends per common share declared in fiscal 2022 totalled $5.44, an increase of 28% from the prior year. Annual dividends declared represented 27% of reported net income and 41% of adjusted net income available to common shareholders on a last twelve-month basis.
Our target dividend payout range (common share dividends as a percentage of net income available to shareholders, less preferred share dividends and distributions on other equity instruments, based on earnings over the last twelve months) is 40% to 50%, providing shareholders with a competitive dividend yield. Our target dividend payout range seeks to provide shareholders with stable income, while retaining sufficient earnings to support anticipated business growth, fund strategic investments and support capital adequacy. BMO resumed dividend increases in fiscal 2022, once OSFI lifted its restriction on dividend increases and common share repurchases, which had been in effect from March 13, 2020 to November 4, 2021.
At
year-end,
our common shares provided a 4% annualized dividend yield based on the year-end
closing share price. On December 1, 2022, we announced that the Board of Directors had declared a quarterly dividend on common shares of $1.43 per share, an increase of $0.10 per share or 8% from the prior year. The dividend is payable on February 28, 2023 to shareholders of record on January 30, 2023.
Shareholder Dividend Reinvestment and Share Purchase Plan
Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).
During fiscal 2022, common shares to supply the DRIP were issued from treasury at a 2% discount from the then-current market price except in the first quarter, when common shares to supply the DRIP were purchased on the open market. Such shares will continue to be issued from treasury at a 2% discount until further notice. During fiscal 2021, common shares to supply the DRIP were purchased on the open market.
Eligible Dividends Designation
For the purposes of the
Income Tax Act
(Canada)
or any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.
Caution
This Enterprise-Wide Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Off-Balance
Sheet Arrangements
We enter into a number of
off-balance
sheet arrangements in the normal course of operations, and these include structured entities (SEs), credit instruments and guarantees.
Structured Entities and Securitization
We carry out certain business activities through arrangements involving SEs, using them to obtain sources of liquidity by securitizing certain of our financial assets, secure customer transactions, or pass our credit risk exposure to holders of the vehicles’ securities. For example, we enter into transactions with SEs in which we transfer assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans, in order to obtain alternate sources of funding or as part of our trading activities. Note 6 of the consolidated financial statements describes the loan securitization activities carried out through third-party programs such as the Canada Mortgage Bond Program. Note 7 of the consolidated financial statements provides further details of our interests in both consolidated and unconsolidated SEs. Under IFRS, we consolidate an SE if we control the entity. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities established to meet our own as well as our customers’ needs. We do not consolidate our Canadian and U.S. customer securitization vehicles, certain capital vehicles, various
BMO-managed
funds or various other structured entities where investments are held. Further details on our Canadian and U.S. customer securitization vehicles are provided below.
BMO-Sponsored
Securitization Vehicles
We sponsor various vehicles that fund assets originated either by us (which are then securitized through a bank securitization vehicle) or by our customers (which are then securitized through three Canadian customer securitization vehicles and one U.S. customer securitization vehicle). We earn fees for providing services related to these customer securitization vehicles, including liquidity, distribution and financial arrangement fees for supporting the ongoing operations of the vehicles. These fees totalled approximately $140 million in fiscal 2022 ($132 million in fiscal 2021).
Canadian Customer Securitization Vehicles
These vehicles provide customers with access to financing either from us or from the asset-backed commercial paper (ABCP) markets. Customers sell either their assets or an interest in their assets into these vehicles, which then issue ABCP to either investors or us to fund the purchases. The sellers remain responsible for servicing the transferred assets and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO.
Our exposure to potential losses arises from the purchase of ABCP issued by the vehicles, any related derivative contracts entered into with the vehicles, and the liquidity support provided to the market-funded vehicles. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan.
Two of these customer securitization vehicles are market-funded, while the third is funded directly by the bank. We do not control these entities and therefore they are not consolidated. Further information on the consolidation of customer securitization vehicles is provided in Note 7 of the consolidated financial statements.
We provide liquidity facilities to the market-funded vehicles, which may require that we provide additional financing to the vehicles should certain events occur. The total committed and undrawn amount under these liquidity facilities and undrawn amounts of the BMO funded vehicle as at October 31, 2022 totalled $7.1 billion ($5.4 billion as at October 31, 2021). This amount comprises part of the commitments outlined in Note 24 of the consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	71

MANAGEMENT’S DISCUSSION AND ANALYSIS

The market-funded vehicles had a total of $4.5 billion of ABCP outstanding as at October 31, 2022 ($3.6 billion in 2021). The ABCP issued by the market-funded vehicles is rated
R-1(high)
by DBRS and P1 by Moody’s. Our holdings of ABCP, as distributing agent of ABCP issued by the market-funded vehicles, totalled $573 million as at October 31, 2022 ($24 million in 2021).
The assets of each of these market-funded vehicles consist primarily of exposure to diversified pools of Canadian automobile-related receivables and Canadian conventional residential mortgages. These two asset classes represent 66% (62% in 2021) of the aggregate assets of these vehicles as at October 31, 2022.
U.S. Customer Securitization Vehicle
We sponsor one market-funded customer securitization vehicle in the United States that provides customers with access to financing in the U.S. ABCP market. Customers sell either their assets or an interest in their assets into this vehicle, which then issues ABCP to investors to fund the purchases. The sellers remain responsible for servicing the assets involved in the related financing and are first to absorb any losses realized on those assets. We are not responsible for servicing or absorbing the first loss and none of the sellers are affiliated with BMO.
Our exposure to potential losses arises from the purchase of ABCP issued by the vehicle, any related derivative contracts entered into with the vehicle, and the liquidity support provided to the vehicle. We use the credit adjudication process in deciding whether to enter into these arrangements, just as when extending credit in the form of a loan.
Effective October 31, 2021, we concluded that we no longer control this vehicle, and therefore deconsolidated this vehicle, since our involvement has changed from principal to agent, as reflected primarily by the change in our exposure to its variable returns. Further information on the vehicle is provided in Note 7 of the consolidated financial statements.
The vehicle had US$4.8 billion of ABCP outstanding as at October 31, 2022 (US$3.1 billion in 2021). The ABCP issued by the vehicle is rated A1 by S&P and P1 by Moody’s.
We provide committed liquidity support facilities to the vehicle, with the undrawn amount totalling US$8.3 billion as at October 31, 2022 (US$6.5 billion in 2021). This amount comprises part of the commitments outlined in Note 24 of the consolidated financial statements. The vehicle’s assets primarily have exposure to diversified pools of U.S. automobile-related receivables, and student loans. These two asset classes represent 88% (82% in 2021) of the aggregate assets of the vehicle as at October 31, 2022.
Credit Instruments
To meet the financial needs of our clients, we use a variety of off-balance
sheet credit instruments. These include guarantees and standby letters of credit, which represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements. We also write documentary and commercial letters of credit, which represent agreements to honour drafts presented by a third party upon completion of specified activities. Credit commitments are off-balance
sheet arrangements that represent our commitment to customers to grant them credit in the form of loans or other financings for specific amounts and maturities, subject to certain conditions.
There are a large number of credit instruments outstanding at any time. Our customers are broadly diversified, and we do not anticipate events or conditions that would cause a significant number of customers to fail to perform in accordance with the terms of their contracts. We use the credit adjudication process in deciding whether to enter into these arrangements, just as we do when extending credit in the form of a loan. We monitor off-balance
sheet credit instruments in order to avoid undue concentrations in any geographic region or industry.
The maximum amount payable by BMO in relation to these credit instruments was approximately $228 billion as at October 31, 2022 ($202 billion in 2021). However, this amount is not representative of our likely credit exposure or the liquidity requirements for these instruments, as it does not take into account customer behaviour, which suggests that only a portion of our customers would utilize the facilities related to these instruments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions.
For the credit commitments outlined in the preceding paragraphs, in the absence of an event that triggers a default, early termination by BMO may result in a breach of contract.
Further information on these instruments can be found in Note 24 of the consolidated financial statements.
Guarantees
Guarantees include contracts under which we may be required to make payments to a counterparty based on changes in the value of an asset, liability or equity security that the counterparty holds. Contracts under which we may be required to make payments if a third party does not perform according to the terms of a contract, and contracts under which we provide indirect guarantees of indebtedness, are also considered guarantees. In the normal course of business, we enter into a variety of guarantees, including standby letters of credit, backstop and other liquidity facilities, and derivatives contracts or instruments (including, but not limited to, credit default swaps), as well as indemnification agreements.
The maximum amount payable by BMO in relation to these guarantees was approximately $59 billion as at October 31, 2022 ($40 billion in 2021). However, this amount is not representative of our likely exposure, as it does not take into account customer behaviour, which suggests that only a portion of the guarantees would require us to make any payments, nor does it take into account any amounts that could be recovered under recourse and collateral provisions.
For a more detailed discussion of these arrangements, refer to Note 24 of the consolidated financial statements.
Caution
This
Off-Balance
Sheet Arrangements section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

72	BMO Financial Group 205th Annual Report 2022

Enterprise-Wide Risk Management
As a diversified financial services company providing banking, wealth management, capital markets and insurance services, BMO is exposed to a variety of risks that are inherent in our business activities. A disciplined and integrated approach to managing risk is fundamental to the success of our operations. Our risk management framework provides independent risk oversight across the enterprise and is integral to building competitive advantage.

Enterprise-Wide Risk Management
outlines BMO’s approach to managing the key financial risks and other related risks that are inherent in its business activities, as discussed in the following sections:

73	Risks That May Affect Future Results
77	Enterprise-Wide Risk Management Framework
83	Credit and Counterparty Risk
90	Market Risk
95	Insurance Risk
95	Liquidity and Funding Risk

104	Operational Non-Financial Risk
107	Legal and Regulatory Risk
109	Strategic Risk
110	Environmental and Social Risk
113	Reputation Risk

Text and tables presented in a blue-tinted font in the Enterprise-Wide Risk Management section of the MD&A form an integral part of the 2022 audited annual consolidated financial statements. They present required disclosures as set out by the International Accounting Standards Board in IFRS 7,
Financial Instruments – Disclosures
, which permits cross-referencing between the notes to the consolidated financial statements and the MD&A. Refer to Notes 1 and 5 of the consolidated financial statements.

Risks That May Affect Future Results
Top and Emerging Risks That May Affect Future Results
BMO is exposed to a variety of evolving internal and external events that may have an impact on our overall risk profile. These events have the potential to affect our business, the results of our operations and our financial condition. The fundamental undertaking in the risk management process is to proactively identify, assess, manage, monitor and report on an array of risks arising from these events. The identification of specific types of risk involves several forums for discussion with the Board of Directors, senior management and business leaders, and incorporates both bottom-up
and
top-down
approaches. Risks are assessed, and supported by scenario analysis. These risk assessments inform the development of action plans related to our exposure to certain events.
Particular attention has been given to the following risks, reflecting their potential to materially impact the bank’s financial results, operational efficiency, strategic direction or reputation.
General Economic Conditions
Our earnings are affected by the general economic conditions prevailing in Canada, the United States and other jurisdictions in which we conduct business. In the past year, global economies continued to recover from the effects of the
COVID-19
pandemic. The Canadian economy outperformed global peers at the start of the year, whereas in the United States, real GDP growth began to slow early in the year. Across North America, growth is slowing due to aggressive monetary tightening, weaker global demand, rising interest rates, supply constraints, labour shortages and high inflation rates. However, one partial offsetting factor is that households have retained a significant amount of the savings they accumulated during the pandemic, which is supporting pent-up
demand for travel,
in-person
services and motor vehicles. The recovery faces headwinds generated by ongoing disruptions to global supply chains, the conflict in Ukraine,
COVID-19
restrictions in China, volatile oil and natural gas prices, price and wage inflation and labour market challenges. Rising geopolitical tensions are expected to contribute to a decline in growth rates in North American economies through the coming year. Refer to the Geopolitical Risk and Escalating Trade Disputes section for further discussion of these risks.
Management continues to review the economic environment in which we operate, to identify significant changes in key economic indicators. In the event of a significant change in economic conditions, management assesses our portfolio and business strategies and develops contingency plans to address any adverse developments.
Cyber and Cloud Security Risk
Our exposure to banking cybersecurity risks arises from the ever-increasing reliance on internet and cloud technologies, coupled with the remote or hybrid work environment, and extensive dependence on advanced digital technologies to process data. Heightened geopolitical tensions are also contributing to elevated global exposures to cybersecurity risks. These risks include the threat of data loss resulting in potential exposure of customer or employee information, identity theft and fraud. Ransomware or denial of service attacks could result in system failure and service disruption. Threat campaigns are becoming better organized and more sophisticated, with reported data breaches, often through third-party suppliers, that can negatively impact the company’s brand and reputation. At BMO, we are responding by investing in our Financial Crimes Unit and technological infrastructure, equipping our team to detect and address cybersecurity threats across North America, Europe and Asia in order to help keep our customers’ and employees’ data secure.

BMO Financial Group 205th Annual Report 2022	73

MANAGEMENT’S DISCUSSION AND ANALYSIS

Technology Resiliency
As the adoption of digital banking continues to grow, we continue to invest in innovative enhancements to our technological capabilities in order to meet our customers’ expectations and keep their data secure. Our customers, employees and suppliers have increasingly come to rely on technology platforms and the Internet of Things to manage and support their personal, business and investment banking activities. Given the extent to which BMO’s operations rely on technology, it is important to maintain platforms that can function at high levels of operational reliability and resiliency, particularly with respect to business-critical systems.
In line with our Digital First strategy, we are focusing on technology innovations, such as advanced data management, analytical tools and artificial intelligence, to generate insights that will improve the way we do business and serve our customers.
Geopolitical Risk and Escalating Trade Disputes
The escalation of geopolitical tensions in Europe caused by the conflict in Ukraine is having significant global effects, including high energy prices and the erosion of business confidence. Sanctions imposed on Russia by Ukraine’s allies have also aggravated supply shortages, particularly energy, across the global economy.
Trade tensions between China and the United States remain elevated, as the competition for technology dominance intensifies and both the United States and China seek to lessen economic dependence on each other. This could adversely affect business investment, and could prove especially problematic for commodity-producing countries such as Canada. Trade disputes have also arisen between Canada and China over the past several years. Within North America, the Canada-United States-Mexico Agreement (CUSMA) has reduced, but not eliminated, uncertainty about continental trading arrangements and disputes between the three countries.
Although it is difficult to predict and mitigate the potential economic and financial effects of trade-related events on the Canadian and U.S. economies, we actively monitor global and North American trends and continually assess our businesses in the context of these trends. Our lending portfolio has limited direct exposure outside North America. However, our customers rely on global trade and sustained economic growth. To mitigate exposure to geopolitical risk, we maintain a diversified portfolio that is continually monitored, in addition to contingency plans that address any possible adverse developments. We stress test our portfolios, business plans and capital adequacy against severely adverse scenarios arising from trade-related shocks, and we establish contingency plans and mitigation strategies to address and offset the consequences of possible adverse political and economic developments.
BMO’s credit exposure by geographic region is set out in Tables 4, 5 and 8 to 10 in the Supplemental Information and in Note 4 of the consolidated financial statements.
Benchmark Interest Rate Reform
The transition from London interbank rates (LIBORs) and other interbank offered rates (IBORs) to alternative reference rates (ARRs) continues. BMO transitioned all sterling, euro, Swiss franc, Japanese yen and
1-week
and
2-month
USD LIBOR exposures to ARRs, in advance of the December 31, 2021 discontinuation of these rates.
In addition, BMO ceased issuing new USD LIBOR-based loans and instruments after December 31, 2021, except in permitted circumstances, in compliance with U.S. prudential regulatory supervisory guidance. As we approach the June 30, 2023 cessation date for the remaining USD LIBOR settings, overall USD LIBOR exposures are being reduced, except for fluctuations due to permitted derivatives activity to offset existing LIBOR risk. Existing USD LIBOR derivative exposures are expected to largely transition when central counterparties convert existing LIBOR derivatives to Secured Overnight Financing Rate (SOFR) derivatives by the cessation date.
On December 16, 2021, the Canadian Alternative Reference Rate working group (CARR) recommended the administrator, Refinitiv Benchmark Services UK Limited (RBSL), cease publication of Canadian Dollar Offered Rate (CDOR) settings immediately after June 28, 2024, using a two-stage
transition approach. By the end of the first stage on June 30, 2023, CARR expects that all new derivative contracts and securities will use the Canadian Overnight Repo Rate Average (CORRA), with the exception of derivatives that hedge or reduce CDOR exposures from derivatives, or securities transacted before June 30, 2023, or loan agreements entered into before June 28, 2024. All remaining CDOR exposures should be transitioned to CORRA by June 28, 2024, marking the end of the second stage.
On May 16, 2022, following public consultation, RBSL announced that all remaining CDOR settings will cease publication immediately after June 28, 2024, in line with CARR recommendations. The enterprise IBOR Transition Office (ITO) adjusted all affected project plans as a result of the RBSL announcement.
Climate Change and Other Environmental and Social Risks
BMO is exposed to risks related to environmental events and extreme weather conditions that could potentially disrupt our operations, impact our customers and counterparties, and result in lower earnings and higher losses. Factors contributing to heightened environmental risks include the impacts of climate change and the continued intensification of development in areas of greater environmental sensitivity. Business continuity management plans provide us with the roadmap and tools that would support the restoration, maintenance and management of critical operations and processes in the event of a business disruption.
BMO is also exposed to risks related to borrowers that may experience financial losses or increases in operating costs as a result of climate-related
litigation or policies, such as carbon emissions pricing, or that may experience a decline in revenue as new and emerging technologies disrupt or displace demand for certain commodities, products and services. As a global bank, we aim to help drive the transformation to a net-zero carbon economy by partnering with our clients to accelerate the low-carbon transition, in part through the establishment of the BMO Climate Institute announced in March 2021, and our dedicated Energy Transition Group.
Legal and regulatory, business or reputation risks could arise from actual or perceived actions, or inaction, in our operations and those of our customers in relation to climate change and other environmental and social risk issues, or our disclosures related to these matters. Risks related to these issues could also affect our customers, suppliers or other stakeholders, which could give rise to new business or reputation risks. Globally, climate-related litigation or enforcement measures could arise from new and more stringent obligations to manage and report climate-related risks.
Refer to the Environmental and Social Risk section for further discussion of these risks.

74	BMO Financial Group 205th Annual Report 2022

Canadian Housing Market and Consumer Leverage
Household debt and housing affordability risks are elevated. Successive hikes in interest rates by central banks have primed the housing market for a correction through to 2023 and are slowing demand. Although housing prices have started to decline, the annual income needed to buy a home has increased significantly due to rising mortgage rates. In addition, the pandemic may have caused permanent changes in consumer behaviours and preferences, as well as changes in how and where work is performed, including the widespread adoption of remote working arrangements. These changes could lead to structural shifts in the demand for housing based on geographic and other characteristics, and could dampen sales activity, home prices and property values within our current mortgage portfolio.
Housing affordability continues to be a challenge, especially in the Greater Toronto Area (GTA) and Greater Vancouver Area (GVA) and their surrounding regions, and represents an ongoing barrier to entry for potential first-time homebuyers. Although unemployment rates remain historically low, inflation and higher interest rates are putting a strain on household budgets, which is reducing overall household purchasing power. Further increases in interest rates, if material, could pressure the finances of households with adjustable-rate mortgages, variable-rate loans that reach their “trigger rate” where the payment no longer covers interest on the loan, and fixed-rate loans that come up for renewal. Prolonged economic uncertainty could also cause households to continue to focus on building savings.
Reductions in home sales activity, particularly in the GTA and GVA, would impact mortgage origination volumes, while lower property values could result in higher provisions for credit losses. BMO’s prudent lending practices, which include the application of additional underwriting scrutiny and regulatory stress testing at origination on higher-value and higher loan-to-value
transactions, and the setting and close monitoring of regional, property type and customer segment concentration limits, support the soundness of BMO’s Canadian real estate lending portfolio. Further, stress test analysis suggests that even significant price declines and extremely challenging economic conditions would result in manageable losses, primarily due to insurance coverage and the significant level of equity held by owners with seasoned loans.
Inflation
Inflation rates in North America have increased sharply and are expected to decline slowly over time. Central banks began to implement corrective measures through a series of interest rate increases in 2022. Further interest rate increases will put additional pressure on our customers and increase the risk of an economic recession in North America. Higher inflation rates are having an impact on both our operations and the operations of our clients, and could have a negative effect on our earnings through higher provisions for credit losses and higher operating costs. We continue to monitor inflationary pressures in North America and assess any potential effects on our portfolios, interest margins and operating costs. Refer to the Canadian Housing Market and Consumer Leverage section and the General Economic Conditions section for further discussion of these risks.
Other Factors That May Affect Future Results
Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business
BMO’s earnings are affected by the fiscal and monetary policies and other economic conditions prevailing in Canada, the United States and other jurisdictions in which we do business. These policies and conditions may reduce profitability and increase economic uncertainty in specific businesses and markets, which may affect our customers and counterparties, and potentially contribute to a greater risk of default. Changes in fiscal and monetary policies are difficult to predict. Higher levels of government and business debt resulting from the pandemic may create future vulnerabilities that could impact our markets and our operating results. Interest rate fluctuations could have an impact on our earnings, the value of our investments, the credit quality of our loans to customers and counterparty exposure, and the capital markets that we access.
Canadian dollar value changes relative to other currencies have affected, and could continue to affect, the business operations and results of clients with significant earnings or input costs denominated in foreign currencies. Our foreign operation investments are primarily denominated in U.S. dollars, and the foreign exchange impact on our U.S.-dollar-denominated risk-weighted assets and capital deductions may result in variability in our capital ratios. Refer to the Enterprise-Wide Capital Management section. The value of the Canadian dollar relative to the U.S. dollar will also affect the contribution of U.S. operations to Canadian-dollar profitability.
Hedging positions may be taken to manage the pending Bank of the West acquisition, as well as interest rate exposures and foreign exchange impacts, and to partially offset the effects of Canadian dollar/U.S. dollar exchange rate fluctuations on the bank’s financial results. Refer to the Foreign Exchange section and the Market Risk section for a more complete discussion of our exposure to foreign exchange and interest rate risk.
Regulatory Requirements
The financial services industry is highly regulated, and BMO has experienced increasing complexity in regulatory requirements and expectations, as governments and regulators around the world continue to pursue major reforms intended to strengthen the stability of the financial system and protect key markets and participants. Consequently, there is the potential for increases in regulatory capital requirements and additional compliance costs, which could lower returns and affect growth. These reforms could also affect the cost and availability of funding and the level of the bank’s market-making activities. Regulatory reforms may also impact fees and other revenues for certain operating groups. In addition, differences in laws and regulations enacted by a range of national regulatory authorities may provide advantages to our international competitors, which could affect our ability to compete. We monitor such developments, and other potential changes, so that we are well-positioned to respond and implement any necessary changes.
Failure to comply with applicable legal and regulatory requirements and expectations could result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, criminal convictions and penalties, an inability to execute business strategies, a decline in investor and customer confidence, and damage to our reputation. Refer to the Legal and Regulatory Risk section for a more complete discussion of BMO’s management of legal and regulatory risk.
Tax Legislation and Interpretations
Legislative changes and changes in tax policy, including their interpretation by tax authorities and the courts, may impact earnings. Tax laws, as well as interpretations of tax laws and policy by tax authorities, may change as a result of efforts by the Canadian and U.S. federal governments, other G20 governments and the Organization for Economic
Co-operation
and Development (OECD) to increase taxes, broaden the tax base globally and

BMO Financial Group 205th Annual Report 2022	75

MANAGEMENT’S DISCUSSION AND ANALYSIS

improve
tax-related
reporting. For example, the Canadian government introduced legislation related to tax measures that would be applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD) and a permanent 1.5% increase in the tax rate, and has proposed to adopt the OECD Pillar 2 Model Rules, which will levy a 15% minimum tax on operations globally. Refer to the Critical Accounting Estimates and Judgments section for further discussion of income taxes and deferred taxes.
Pending Bank of the West Acquisition
BMO is subject to several risks related to the pending acquisition of Bank of the West. Such risks include, but are not limited to: the possibility that the announced acquisition of Bank of the West does not close when expected, or at all, because regulatory approvals or other conditions required for closing are not received or satisfied on a timely basis, or at all, or regulatory approvals are received subject to adverse conditions or requirements; the risk that BMO may be unable to realize, in the anticipated time frame, the benefits anticipated from the proposed transaction, such as it being accretive to adjusted earnings per share and creating opportunities for synergies; the risk that the business of Bank of the West may not perform as expected, or in a manner consistent with historical performance; the risk that BMO may not be able to promptly and effectively integrate Bank of the West and that the costs of integration may be higher than expected; the risk that the total amount of BMO’s existing excess capital, completed financing for the transaction and capital generation anticipated before closing may not be sufficient to maintain capital targets without raising additional capital; the risk that our fair value management actions (as described in the Significant Events section) are not effective or result in unforeseen consequences; reputational risks and the reaction of Bank of the West’s customers and employees to the transaction; the risk of increased exposure to regional economic and other issues as a result of expanding BMO’s presence in the United States; risks related to possible demands on management time by transaction-related issues; and risks related to increased exposure to exchange rate fluctuations. Any of these and other risks related to the pending acquisition of Bank of the West including, but not limited to, the risk that our assumptions about us, Bank of the West and the announced acquisition may prove inaccurate, could adversely impact our financial results or strategic direction.
Changes to Business Portfolio
BMO may, from time to time, acquire companies, businesses and assets as part of its overall business strategy. We conduct thorough due diligence before completing such acquisitions. However, some acquisitions may not perform in line with our financial or strategic objectives or expectations. Our ability to successfully complete an acquisition may be subject to regulatory and shareholder approvals, and it may not be possible to determine when, if or on what terms the necessary approvals will be granted. Changes in the competitive and economic environment, as well as other factors, may result in reductions in revenue or profitability, while higher than anticipated integration costs and failure to realize expected cost savings after an acquisition could also adversely affect earnings. Integration costs may increase because of regulatory costs related to an acquisition, operational loss events, other unanticipated expenses that were not identified in the due diligence process, or demands on management time that are more significant than anticipated, as well as unexpected delays in implementing certain plans that in turn lead to delays in achieving full integration. Successful post-acquisition
performance depends on retaining the clients and key employees of acquired companies and businesses and on integrating key systems and processes without disruption.
BMO also evaluates potential dispositions of assets and businesses that may no longer meet strategic objectives. When we sell assets or withdraw from a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms or in a timely manner, which could delay the achievement of strategic objectives. We may also dispose of assets or a business on terms that are less desirable than anticipated or result in adverse operational or financial impacts, or greater disruption than expected, and the impact of the divestiture on revenue growth may be larger than projected. Dispositions may be subject to the satisfaction of conditions and the granting of governmental or regulatory approvals on acceptable terms that, if not satisfied or obtained, may prevent the completion of a disposition as intended, or at all.
Critical Accounting Estimates and Accounting Standards
BMO prepares its consolidated financial statements in accordance with IFRS. Changes that the International Accounting Standards Board makes from time to time may materially affect the way we record and report financial results. Significant new accounting policies and future changes in accounting policies are discussed in the Changes in Accounting Policies in 2022 and Future Changes in Accounting Policies sections, as well as in Note 1 of the consolidated financial statements.
The application of IFRS requires management to make significant judgments and estimates that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income, and other related disclosures. In making these judgments and estimates, we rely on the best information available at the time. However, it is possible that circumstances may change, new information may become available or models may prove to be imprecise.
BMO’s financial results could be affected for the period during which any such new information or change in circumstances becomes apparent, and the extent of the impact could be significant. More information is included in the Critical Accounting Estimates and Judgments section.
Technological Innovation and Competition
Advancement of technological capabilities is shaping the future of everyday banking for individuals and businesses. The change in customers’ behaviour and preferences for on-demand banking in recent years has led to significant progress in open banking, an increase in the use of digital currencies, a growing number of non-bank financial service providers and more banking options for customers and businesses. This shift in the financial services ecosystem creates risks for BMO, including direct competition with technology companies. In response to these challenges, we have set out a Digital First strategy to enhance customer experiences, streamline processes and reduce complexity. We continue to make investments in advanced technologies, including artificial intelligence (AI), and we have designed new talent strategies to attract and retain employees with the skills we need. In addition, we closely monitor evolving technologies and practices in the financial services industry, and we are developing new risk management approaches to identify and manage these risks.
Caution
The Risks That May Affect Future Results section and the remainder of this Enterprise-Wide Risk Management section contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements. Other factors beyond BMO’s control that may affect its future results are noted in the Caution Regarding Forward-Looking Statements. BMO cautions that the preceding discussion of risks that may affect future results is not exhaustive.

76	BMO Financial Group 205th Annual Report 2022

Enterprise-Wide Risk Management Framework
BMO’s integrated and disciplined approach to risk management is fundamental to the success of our business. Our Enterprise Risk and Portfolio Management (ERPM) group oversees the implementation and operation of the Enterprise-Wide Risk Management Framework (ERMF), and provides independent review and oversight across the enterprise on risk-related issues, in order to enable prudent and measured risk-taking that is integrated with business strategy. All elements of the ERMF function together to support informed and effective risk management, while striking an appropriate balance between risk and return.
The ERMF guides risk-taking activities in order to align them with customer needs, shareholder expectations and regulatory requirements. The ERMF also sets out our approach to risk management: maintain strong capital and liquidity positions, diversify and limit tail risk, optimize risk return, understand and manage the risks we face, and protect our reputation. Our approach to risk governance is outlined in the ERMF, which incorporates our Risk Management Life Cycle, guiding our efforts to identify, assess, manage, monitor and report on our exposure to material risks. The ERMF is supported by our people, processes and technology, along with a range of risk management tools, including modelling and analytics, stress testing and scenario analysis, and our Risk Taxonomy. All elements of the ERMF are supported by our risk culture. The ERMF provides for the direct management of each individual risk type, as well as the management of risk on an integrated basis.

BMO Financial Group 205th Annual Report 2022	77

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Governance
The ERMF outlines a governance approach that includes robust Board of Directors and senior management oversight, a Risk Appetite Framework, the Enterprise Policy Framework and the corresponding roles in the three-lines-of-defence
operating model.
Board of Directors and Senior Management Oversight
Specific Board-approved policies govern our approach to the management of material risks, and oversight is exercised at all levels of the enterprise through a hierarchy of committees and individual responsibilities, as outlined in the following diagram. The Board seeks to ensure that corporate objectives are supported by a sound risk strategy and an effective ERMF that is appropriate to the nature, scale, complexity and risk profile of our operations. The Board also has overall responsibility for the bank’s governance framework and corporate culture. Senior management reviews and discusses significant risk issues and action plans as they arise in the implementation of the enterprise-wide strategy, exercising oversight and governance of the risks taken across the enterprise and the processes through which exposures to such risks are identified, assessed, managed, monitored, and reported in accordance with policies, and held within approved limits and risk tolerances.
The ERMF is reviewed on a regular basis by the Risk Review Committee (RRC) of the Board, in order to exercise oversight and guide risk-taking activities.

In addition to the oversight exercised by the Board of Directors and senior management, provisions for appropriate risk governance, supported by the three lines of defence, are in place in all significant businesses and entities. In each of the operating groups, as well as in Corporate Services, which includes Technology and Operations, management serves as the first line of defence, responsible for governance and controls, and the implementation and operation of risk management processes and procedures designed to provide effective risk management. ERPM and Legal & Regulatory Compliance, as the second line of defence, oversee the implementation and operation of risk management processes and procedures, and monitor and test risk outcomes against our risk appetite and management expectations, in order to determine whether outcomes are consistent with expected returns. Corporate Audit Division, as the third line of defence, provides independent assessment of the effectiveness of internal controls that support the risk management and governance processes. Individual governance committees establish and monitor more specific risk limits, consistent with Board-approved limits.

78	BMO Financial Group 205th Annual Report 2022

Board of Directors
is responsible for supervising the management of the business and affairs of BMO. The Board, either directly or through its committees, is responsible for oversight in the following areas: strategic planning; defining risk appetite; identifying and managing risk; managing capital; fostering a culture of integrity; internal controls; succession planning and evaluation of senior management; communication; public disclosure; and corporate governance.
Risk Review Committee (RRC) of the Board of Directors
assists the Board in fulfilling its risk management oversight responsibilities. This includes maintaining a strong risk culture; overseeing the identification and management of BMO’s risks; monitoring adherence by operating groups to risk management corporate policies and standards; compliance with risk-related regulatory requirements; and evaluating the Chief Risk Officer (CRO), including input into succession planning for the CRO. The ERMF is reviewed on a regular basis by the RRC in order to provide guidance for the governance of risk-taking activities.
Audit and Conduct Review Committee (ACRC) of the Board of Directors
assists the Board in fulfilling its oversight responsibilities for the integrity of BMO’s financial reporting; the effectiveness of BMO’s internal controls; the qualifications, independence and performance of the independent auditors; BMO’s compliance with laws and regulations; transactions involving related parties; conflicts of interest and confidential information; and standards of business conduct and ethics.
Chief Executive Officer (CEO)
is directly accountable to the Board for all of BMO’s risk-taking activities. The CEO is supported by the CRO and the ERPM group.
Chief Risk Officer (CRO)
reports directly to the CEO and is head of ERPM and chair of RMC. The CRO is responsible for providing independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining the RMF and fostering a strong risk culture across the enterprise.
Risk Management Committee (RMC)
brings together senior executive members of BMO management to oversee risk management across the enterprise. RMC reviews and discusses significant risk issues and action plans as they arise in the implementation of the enterprise-wide strategy. RMC exercises risk oversight and governance at the highest levels of management. This committee is chaired by the CRO, and its members include the heads of the operating groups, the CEO, the Chief Financial Officer (CFO) and the General Counsel.
RMC
Sub-Committees
have oversight responsibility for the risk implications and balance sheet impacts of management strategies, governance practices, risk measurement, model risk management and contingency planning. RMC and its sub-committees
exercise oversight of the risks taken across the enterprise and the processes through which such risks are identified, assessed, managed, monitored, and reported in accordance with policies, and held within limits and risk tolerances.
Enterprise Risk and Portfolio Management (ERPM)
, as the second line of defence, provides risk management oversight, effective challenge and independent assessment of risk and risk-taking activities. ERPM supports a disciplined approach to risk-taking by exercising its responsibility for independent transactional approval and portfolio management, policy formulation, risk reporting, stress testing, modelling and risk education. This approach promotes consistency in risk management practices and standards across the enterprise, and verifies that any risks accepted are consistent with BMO’s risk appetite.
Operating Groups and Corporate Services, including Technology and Operations
, are responsible for effectively managing risks by identifying, assessing, managing, monitoring, mitigating and reporting on exposures to risk within their respective operations and lines of business in accordance with their established risk appetite. They exercise business judgment and maintain effective policies, processes and internal controls, so that significant risk issues are escalated and reviewed by ERPM. Individual governance committees and ERPM establish and monitor risk limits that are consistent with, and subordinate to, the Board-approved limits.
Risk Appetite Framework
BMO’s Risk Appetite Framework consists of a Risk Appetite Statement and a delineation of the roles and responsibilities of senior management and the Board of Directors, and is supported by corporate policies, standards and guidelines, including related risk limits, concentration levels and controls defined therein. Risk appetite defines the amount of risk that the bank is willing to assume given its guiding principles, thereby supporting the pursuit of sound business initiatives, appropriate returns and targeted growth. Risk appetite is integrated with strategic and capital planning and performance management. The Risk Appetite Statement consists of both qualitative and quantitative specifications of our appetite for the assumption of material risks. Key risk metrics are outlined for material risks, with specific thresholds that allow senior management and the Board of Directors to monitor the current risk profile relative to risk appetite. On an annual basis, the RMC submits the Risk Appetite Statement and key risk metrics to the RRC, which in turn reviews and recommends them to the Board of Directors for approval. The Risk Appetite Statement is articulated and applied consistently across the enterprise, with operating groups and key businesses and entities developing their own respective risk appetite statements within this framework.
We believe that risk management is every employee’s responsibility. This is guided by five key principles that drive our approach to managing risk across the enterprise and comprise our Risk Appetite Statement.

•	Understand and Manage by only taking risks that are transparent and understood.
•	Protect BMO’s Reputation by adhering to principles of honesty, integrity, respect and high ethical standards in line with our Code of Conduct.
•	Diversify. Limit Tail Risk by targeting a business mix that minimizes earnings volatility and exposure to low-probability, high-impact events.
•	Maintain Strong Capital and Liquidity positions that meet, or exceed, regulatory requirements and market expectations.
•	Optimize Risk Return by managing risk-adjusted exposures and making decisions that create value for shareholders.

BMO Financial Group 205th Annual Report 2022	79

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Limits
Risk limits are set so that risk-taking activities remain within BMO’s risk appetite, balancing risk diversification, exposure to loss and risk-adjusted returns. These limits inform business strategies and decisions, and are reviewed and approved by the Board of Directors or management committees, as appropriate, based on the level and granularity of the limits. They include:
•	Credit and Counterparty Risk – limits on group and single-name exposures and material country, industry and portfolio/product segments.
•
Market Risk
– limits on economic value and earnings exposures to stress scenarios and significant market movements, as well as limits on value at risk and stress related to trading and underwriting activities.

•	Insurance Risk – limits on policy exposures and reinsurance arrangements.
•
Liquidity and Funding Risk
– minimum limits governing the internal liquidity stress testing scenario, minimum regulatory liquidity ratio requirements, and maximum levels of asset pledging and wholesale funding, as well as limits related to liability diversification and exposure to credit and liquidity facilities.

•	Operational Risk – key metrics for measuring operational and other non-financial risks that may have financial consequences.
The Board of Directors, after considering recommendations from the RRC and RMC, annually reviews and approves key risk limits and then delegates overall authority for these limits to the CEO. The CEO in turn delegates more specific authorities to the senior executives of the operating groups (first line of defence), who are responsible for the management of risk in their respective operations, and to the CRO. These delegated authorities allow risk officers to set risk tolerances, approve geographic and industry sector exposure limits within defined parameters, and establish underwriting and inventory limits for trading and investment banking activities. The criteria under which more specific authorities may be delegated across the organization, as well as the requirements relating to the documentation, communication and monitoring of those specific delegated authorities, are set out in corporate policies and standards.
Enterprise Policy Framework
The Enterprise Policy Framework includes a comprehensive set of corporate policies, each of which is approved by the RRC, as well as corporate standards issued pursuant to those corporate policies that have been reviewed by the RMC and approved by senior management. Corporate policies and standards collectively outline the principles, expectations, and roles and responsibilities of senior management for ensuring that exposures to key risks are identified, assessed, managed, monitored and reported. Corporate policies and standards are reviewed and updated at a minimum every two years.
The Enterprise Policy Framework also includes supporting directives and procedures that apply across the first and second lines of defence to operationalize the requirements, roles and responsibilities, and activities outlined in those corporate policies and standards.
Three-Lines-of-Defence
Operating Model
Our ERMF is operationalized through the
three-lines-of-defence
approach to managing risk, as described below:
•
Operating groups and Corporate Services, which includes Technology and Operations, serve as our first line of defence. They are accountable for the risks arising from their businesses, operations and exposures. They are expected to pursue business opportunities within their established risk appetite and to identify, assess, manage (which includes mitigation), monitor and report on all risks in, or arising from, their businesses, operations and exposures. The first line fulfils its responsibilities by applying risk management and reporting methodologies, by establishing appropriate internal controls in accordance with the ERMF and by monitoring the effectiveness of such controls. These processes and controls provide the framework for our lines of business to act within their delegated risk-taking authority and risk limits, as set out in corporate policies and the Risk Appetite Framework. Corporate Services, while part of our first line of defence, may also serve in a governance capacity when specific roles and responsibilities are assigned to individuals or groups under the Enterprise Policy Framework.

•
The second line of defence comprises ERPM and Legal & Regulatory Compliance. The second line exercises independent oversight, offers effective challenge and provides independent assessment of risks and risk management practices, including transaction, product and portfolio risk management decisions, processes and controls applied in the first line of defence. The second line establishes enterprise-wide risk management policies, infrastructure, processes, methodologies and practices that the first and second lines use to identify, assess, manage (which includes mitigation), monitor and report risks across the enterprise.

•
Corporate Audit Division is the third line of defence. It provides an independent assessment of the effectiveness of internal controls across the enterprise, including controls that support the risk management and governance processes.

Risk Taxonomy
We maintain a Risk Taxonomy that documents the key risks to which BMO is exposed and provides foundational support across the risk management life cycle in relation to each of the key risks. Our Risk Taxonomy incorporates exposures to financial risks (Credit and Counterparty Risk, Market Risk, Insurance Risk and Liquidity and Funding Risk),
non-financial
risks (Operational
Non-Financial
Risk and Legal and Regulatory Risk) and transverse risks, which intersect with both financial and non-financial
risks (Strategic Risk, Environmental and Social Risk and Reputation Risk). We maintain sub-categories
under each Tier 1 risk in order to support effective risk management practices as part of the overall ERMF. Any failure in managing these risks, or in controlling our exposures to them, could have financial consequences for BMO.

80	BMO Financial Group 205th Annual Report 2022

Risk Management Life Cycle
Risk Identification, Assessment and Management
Risk identification is an integral step in recognizing the key inherent risks that BMO faces, assessing the potential for loss and then acting to mitigate this potential. Our Risk Taxonomy documents the key risks, supporting the implementation of our Risk Appetite Framework and assisting in identifying the primary risk categories for which stress capital consumption is estimated. Risk review and approval processes are established based on the nature, size and complexity of the risks involved. Generally, these involve a formal review and approval by either an individual or a committee that is independent of the originator. Delegated authorities and approvals by category are outlined below.
•
Portfolio transactions
– transactions are approved through risk assessment processes for all types of transactions at all levels of the enterprise, which include operating group recommendations and ERPM approval of credit risk, and transactional and position limits for market risk.

•
Structured transactions
– new structured products and transactions with significant legal and regulatory, accounting or tax implications are reviewed by the Global Markets Risk Committee, as appropriate, and are also assessed under the operational risk management process if they involve structural or operational complexity that may give rise to significant operational risk. Transactions that may give rise to reputation risk are reviewed by the Reputation Risk Management Committee.

•
Investment initiatives
– documentation of risk assessments is formalized through the investment spending approval process, and is reviewed and approved by Corporate Services based on the size of an initiative’s investment spending and its inherent risk.

•
New products and services
– policies and procedures for the approval of new or modified products and services offered to customers are the responsibility of the first line of defence, including appropriate senior business leaders, and are reviewed and approved by subject matter experts and senior managers in Corporate Services, as well as by other senior management committees.

Risk Monitoring and Reporting
Risk-Based Capital Assessment
Two measures of risk-based capital are used by BMO: economic capital and advanced-approach regulatory capital. Both are aggregate measures of the risk that the bank assumes in pursuit of its financial objectives, and enable the evaluation of returns on a risk-adjusted basis. Our operating model provides for the direct management of each type of risk, as well as the management of material risks on an integrated basis. Measuring the economic profitability of transactions or portfolios involves a combination of both expected and unexpected losses to assess the extent and correlation of risk before authorizing new exposures. Both expected and unexpected loss measures for a current transaction or portfolio reflect current market conditions, the inherent risk in the position and, as appropriate, its credit quality. Risk-based capital methods and material models are reviewed at least annually and updated, as appropriate. The risk-based capital models provide a forward-looking estimate of the difference between the maximum potential loss in economic (or market) value and expected loss, measured over a specified time interval and using a defined confidence level.
Stress Testing
Stress testing is a key element of our risk management and capital management frameworks. It is integrated into our enterprise and group risk appetite statements and embedded in our management processes. To evaluate risks, we regularly test a range of scenarios, which vary in frequency, severity and complexity, in portfolios and businesses across the enterprise. In addition, we participate in regulatory stress tests in multiple jurisdictions. Governance of the stress testing framework resides with senior management, including the Enterprise Stress Testing Committee. This committee comprises business, risk and finance executives, and is accountable for reviewing and challenging enterprise-wide scenarios and stress test results. Stress testing and enterprise-wide scenarios associated with the Internal Capital Adequacy Assessment Process (ICAAP), including recommendations for actions that the enterprise could take in order to manage the impact of a stress event, are established by senior management and presented to the Board of Directors. Oversight and governance of the stress testing associated with the Horizontal Capital Review (HCR), which is a U.S. regulatory requirement for BMO Financial Corp. (BFC), are exercised at the BFC level by its Board of Directors.
Quantitative models and tools, along with qualitative evaluations, are utilized to assess the impact of changes in the macroeconomic environment on the income statement and balance sheet and the resilience of the bank’s capital position over a forecast horizon. Models utilized for stress testing are approved and governed under the Model Risk Management Framework, and are used to establish a better understanding of our risks and to test our capital adequacy.
Enterprise Stress Testing
Enterprise stress testing supports BMO’s ICAAP and target-setting through analysis of the potential effects of low-frequency,
high-severity events on our earnings, our balance sheet, and our liquidity and capital positions. Scenario selection is a multi-step process that considers material and idiosyncratic risks and the potential impact of new or emerging trends on risk profiles, as well as the macroeconomic environment. Scenarios may be defined by senior management or regulators. The economic impacts are determined by the Economics group, which distills the scenarios into macroeconomic and market variables that include, but are not limited to, GDP growth, yield curve estimates, unemployment rates, real estate prices, stock index growth and changes in corporate profits. These macroeconomic variables drive stress loss models, tools and qualitative assessments that are applied to determine estimated stress impacts. The scenarios are used by operating, risk and finance groups to assess a broad range of financial impacts that BMO could experience as a result of a specific stress, as well as the ordinary course of business and extraordinary actions anticipated in response to that stress.
Stress test results, including mitigating actions, are benchmarked and challenged by the relevant business units and senior management, including the Enterprise Stress Testing Committee.

BMO Financial Group 205th Annual Report 2022	81

MANAGEMENT’S DISCUSSION AND ANALYSIS

Targeted Portfolio and Ad Hoc Stress Testing
BMO’s stress testing framework integrates stress testing at the line of business, portfolio, industry, geographic and product level, and embeds the test results in strategy, business planning and decision-making. Targeted portfolio, industry and geographic analysis is conducted by ERPM and the lines of business to test risk appetite, limits, concentration and strategy. Ad hoc stress testing is conducted in response to changing economic or market conditions and in order to assess business strategies.
Refer to the Environmental and Social Risk section for a discussion of our climate scenario analysis program.
Risk Culture
The Enterprise Culture and Conduct Framework sets out BMO’s approach to managing and mitigating potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Similar to BMO’s approach to managing other non-financial
risks, this framework is supported by the ERMF and our focus on maintaining a strong risk culture. BMO reports on various metrics related to culture and conduct, and engages with other control frameworks across the enterprise and in all of the jurisdictions in which it operates.
Risk culture at BMO is the set of shared norms, attitudes and behaviours related to risk awareness, risk-taking and risk management. Sound risk culture consistently supports appropriate behaviours and judgments about risk-taking, and promotes effective risk management and the alignment of risk-taking
activities with BMO’s Risk Appetite. Our risk culture informs and supports our overall culture. We have a long-standing commitment to high ethical standards, grounded in our values of integrity, empathy, diversity and responsibility. Our Purpose – to Boldly Grow the Good in business and life
defines BMO as an organization and is the foundation of our operations. ERPM is responsible for the development and promotion of a healthy, strong risk culture across the enterprise. In pursuing this mandate, ERPM works closely with Legal & Regulatory Compliance and its Ethics & Conduct Office, as well as People & Culture. BMO’s risk culture is founded on four guiding principles that together reinforce its effectiveness across the bank: Tone from the Top, Accountability, Effective Communication and Challenge, and Incentives:
•
Tone from the Top:
Our risk culture is grounded in an approach to risk management that encourages openness, constructive challenge and personal accountability. Each member of senior management plays a critical role in fostering this strong risk culture among all employees by effectively communicating this responsibility and by the example of their actions. The Board of Directors oversees BMO’s corporate objectives, and seeks to ensure they are supported by a sound risk strategy and an effective ERMF that is appropriate to the nature, scale, complexity and risk profile of our operations.

•
Accountability:
BMO’s ERMF is anchored in the
three-lines-of-defence
approach to managing risk. Our risk culture also encourages the escalation of concerns associated with potential or emerging risks to senior management, so that they can be appropriately evaluated and addressed. BMO encourages and supports an environment in which concerns can be raised without retaliation.

•
Effective Communication and Challenge:
Timely and transparent sharing of information is integral to engaging stakeholders in key decisions and strategy discussions, which brings added rigour and discipline to BMO’s decision-making. This not only leads to the timely identification, escalation and resolution of issues, but also encourages open communication, independent challenge and an understanding of the key risks faced by the organization, so that employees are equipped and empowered to make decisions and take action in a coordinated and consistent manner, supported by a strong and effective monitoring and control framework.

•
Incentives:
Compensation and other incentives are aligned with prudent risk-taking. These are designed to reward the appropriate use of capital and respect for the rules and principles of the ERMF, and to discourage excessive risk-taking. Risk managers have input into the design of incentive programs that may have an effect on risk-taking. We also maintain training programs that are designed to foster a deep understanding of BMO’s capital management and risk management frameworks across the enterprise, providing employees and management with the tools and insights they need to fulfill their responsibilities for independent oversight, regardless of their role in the organization.

82	BMO Financial Group 205th Annual Report 2022

Credit and Counterparty Risk

Credit and counterparty risk
is the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.
Credit and counterparty risk underlies every lending activity that we enter into, and also arises in the holding of investment securities, transactions related to trading and other capital markets products, and activities related to securitization. Credit risk and counterparty risk represent the most significant measurable risk we face. Proper management of credit risk is integral to our success, since failure to effectively manage credit risk could have an immediate and significant impact on our earnings, financial condition and reputation.
Credit and Counterparty Risk Governance
The Credit Risk Management Framework seeks to ensure that all material credit risks to which the enterprise is exposed are identified, assessed, managed, monitored, and reported. The Risk Review Committee (RRC) has oversight of the management of all material risks that we face at BMO, including the Credit Risk Management Framework. The framework incorporates governing principles that are defined in a series of corporate policies and standards and are applied through specific operating procedures. These policies and standards are reviewed on a regular basis and modified as necessary, so that they are current and consistent with our risk appetite. The structure, limits (both notional and capital-based), collateral requirements, monitoring, reporting and ongoing management of credit exposures are all governed by these credit risk management principles.
Lending officers in the operating groups are responsible for recommending credit decisions based on the completion of appropriate due diligence, and they assume accountability for the related risks. In some instances, relatively small transactions may be assessed by an automated decision-making process, or they may be approved by first-line underwriters with appropriate training, independence and oversight. Credit officers in Enterprise Risk Portfolio Management (ERPM) approve larger transactions or transactions involving greater risk and are accountable for providing an objective independent assessment of the relevant lending recommendations and risks assumed by the lending officers. All of these individuals in the first and second lines of defence are subject to a lending qualification process and operate in a disciplined environment with clear delegation of decision-making authority, including individually delegated lending limits where appropriate, which are reviewed annually or more frequently, as needed. The Board of Directors annually delegates to the CEO discretionary lending limits for further specific delegation to senior officers. Credit decision-making is conducted at the management level appropriate to the size and risk of each transaction, in accordance with an extensive range of corporate policies, standards and procedures governing the conduct of activities in which credit risk arises. Corporate Audit Division reviews and tests management processes and controls and samples credit transactions in order to assess adherence to acceptable lending standards as set out in BMO’s Risk Appetite Statement, as well as compliance with all applicable corporate policies, standards and procedures.
For corporate and commercial borrowers presenting a higher than normal risk of default, we have in place formal policies that outline the framework for managing such accounts and specialized groups that manage them. We strive to identify borrowers facing financial difficulty early, and every effort is made to bring such accounts back to an acceptable level of risk through the exercise of good business judgment and the implementation of sound and constructive workout solutions. Borrowers are managed on a case-by-case
basis, which involves the application of judgment by the specialized groups.
All credit risk exposures are subject to regular monitoring. Performing corporate and commercial accounts are reviewed on a regular basis, no less frequently than annually, with most subject to internal monitoring of triggers that, if breached, result in an interim review. The frequency of review increases in accordance with the likelihood and size of potential credit losses, and deteriorating higher-risk situations are referred to specialized account management groups for closer attention, as appropriate. In addition, regular portfolio and sector reviews are conducted, including stress testing and scenario analysis based on current, emerging or prospective risks. Reporting is provided at least quarterly, and more frequently where appropriate, to the Board and senior management committees in order to keep them informed of credit risk developments in our portfolios, including changes in credit risk concentrations, watchlist accounts, impaired loans, provisions for credit losses, negative credit migration and significant emerging credit risk issues. This supports RRC and senior management committees in any related decisions they may make.
Counterparty credit risk (CCR) involves a bilateral risk of loss because the market value of a transaction can be positive or negative for either counterparty. CCR exposures are subject to the credit oversight, limit framework and approval process outlined above. However, given the nature of the risk, CCR exposures are also monitored under the market risk framework. In order to reduce our exposure to CCR, transactions are often collateralized, and trades may be cleared through a regulated central counterparty (CCP), which reduces overall systemic risk by standing between counterparties, maximizing netting across trades and insulating counterparties from each other’s defaults. CCPs mitigate the risk of default by any member through margin requirements (both initial and variation) and a default management process, including a default fund and other provisions. Our exposures to CCPs are subject to the same credit risk governance, monitoring and rating framework we apply to all other corporate accounts.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	83

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit and Counterparty Risk Management
Collateral Management
Collateral is used for credit risk mitigation purposes in order to minimize losses that would otherwise be incurred in the event of a default. Depending on the type of borrower or counterparty, the assets available and the structure and term of the credit obligations, collateral can take various forms. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery or real estate, or personal assets pledged in support of guarantees. For trading counterparties, BMO may enter into legally enforceable netting agreements for on-balance
sheet credit exposures, when possible. In the securities financing transaction business (including repurchase agreements and securities lending), we obtain eligible financial collateral that we control and can readily liquidate.
Collateral for BMO’s derivatives trading counterparty exposures primarily comprises cash and eligible liquid securities that are monitored and revalued on a daily basis. Collateral is obtained under the contractual terms of standardized industry documentation.
With limited exceptions, we utilize the Master Agreement provided by International Swaps and Derivatives Association Inc., frequently with a Credit Support Annex, to document our collateralized trading relationships with counterparties for over-the-counter
(OTC) derivatives that are not centrally cleared.
A Credit Support Annex entitles a party to demand a transfer of collateral (or other credit support) when its exposure to OTC derivatives of the other party exceeds an agreed threshold. Collateral to be transferred can include variation margin or initial and variation margin. Credit Support Annexes contain, among other measures, certain thresholds and provisions setting out acceptable types of collateral, a method for their valuation (discounts are often applied to market values), whether or not the collateral can be re-pledged
by the recipient and how interest is to be calculated.
Many G20 jurisdictions continue to implement new regulations that require certain counterparties with significant exposures to OTC derivatives to post or collect prescribed types and amounts of collateral for uncleared OTC derivatives transactions. For additional discussion, refer to the Derivative Transactions section.
To document our contractual securities financing relationships with counterparties, we utilize master repurchase agreements for repurchase transactions, and master securities lending agreements for securities lending transactions.
On a periodic basis, collateral is subject to revaluation based on the specific asset type. For loans, the value of collateral is initially established at the time of origination, and the frequency of revaluation is dependent on the type of collateral. For commercial real estate collateral, a full external appraisal of the property is typically obtained at the time of loan origination, unless the exposure is below a specified threshold amount, in which case an internal evaluation and a site inspection are conducted. Internal evaluations may consider property tax assessments, purchase prices, real estate listings or realtor opinions. The case for an updated appraisal is reviewed annually, with consideration given to the borrower risk rating, existing tenants and lease contracts, as well as current market conditions.
In the event a loan is classified as impaired, and depending on its size, a current external appraisal, valuation or restricted use appraisal is obtained and updated every 12 months, as long as the loan remains classified as impaired. In Canada, for residential real estate that has a loan-to-value
(LTV) ratio of less than 80%, an independent property valuation is routinely obtained at the time of loan origination. For U.S. residential loans secured by real estate, an independent property valuation is obtained for all loans that will be retained in
BMO’s loan
 portfolio. For certain real estate loans originated for sale to government-sponsored agencies
, the requirement may be waived based on an existing valuation already on file with that agency.
We may use an external service provided by Canada Mortgage and Housing Corporation or an automated valuation model from a third-party appraisal management provider to assist in determining either the current value of a property or the need for a full property appraisal.
For insured residential mortgages in Canada with an LTV ratio greater than 80%, the default insurer is responsible for confirming the current value of the property.
Portfolio Management and Concentrations of Credit and Counterparty Risk
Our credit risk governance policies require an acceptable level of diversification to help ensure we avoid undue concentrations of credit risk. Concentrations of credit risk may exist when a relatively large number of clients are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations could be similarly affected by changes in economic, political or other conditions. Limits may be specified for several portfolio dimensions, including industry, specialty segment (e.g., commercial real estate), country, product and single-name concentrations. We use a range of tools to reduce the credit risk exposures in our loan portfolio. These include asset sales, traditional securitizations, or the purchase of credit protection in the form of credit default swaps or credit insurance and risk transfer transactions. Credit risk is mitigated by obtaining protection from better-rated counterparties or high-quality collateral. Credit risk mitigation activities support our management of capital, and individual and portfolio credit concentration.
Our credit assets consist of a well-diversified portfolio representing millions of clients, the majority of them individual consumers and small to medium-sized
businesses. On a drawn loans and commitments basis, our most significant exposure as at October 31, 2022 was to individual consumers, comprising $308,446 million ($280,087 million in 2021).
Wrong-Way
Risk
Wrong-way
risk occurs when our exposure to a counterparty or the magnitude of our potential loss is highly correlated with the counterparty’s probability of default. Specific wrong-way
risk arises when the credit quality of the counterparty and the market risk factors affecting collateral or other risk mitigants display a high correlation, and general wrong-way
risk arises when the credit quality of the counterparty, for non-specific
reasons, is highly correlated with macroeconomic or other factors that affect the value of the risk mitigant. Our procedures require that specific wrong-way
risk be identified in transactions and accounted for in the assessment of risk, including any heightened level of exposure.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

84	BMO Financial Group 205th Annual Report 2022

Credit and Counterparty Risk Measurement
BMO quantifies credit risk at both the individual borrower or counterparty level and the portfolio level. In order to limit earnings volatility, manage expected credit losses and minimize unexpected losses, credit risk is assessed and measured using the following risk-based parameters:

•	Exposure at Default (EAD) represents an estimate of the outstanding amount of a credit exposure at the time a default may occur.

•	Loss Given Default (LGD) is a measure of BMO’s economic loss, such as the amount that may not be recovered in the event of a default, presented as a proportion of the exposure at default.

•	Probability of Default (PD) represents the likelihood that a borrower or counterparty will go into default over a one-year time horizon.

•	Expected Loss (EL) is a measure of BMO’s loss that is expected to occur in the normal course of business in a given period of time. EL is calculated as a function of EAD, LGD and PD.
Under Basel III, the Office of the Superintendent of Financial Institutions (OSFI) permits three approaches for the measurement of credit risk: Standardized, Foundation Internal Ratings Based and Advanced Internal Ratings Based (AIRB). BMO primarily uses the AIRB Approach to determine credit risk-weighted assets (RWA) in its portfolios, including portfolios of the bank’s subsidiary BMO Financial Corp. Refer to the Supplementary Regulatory Capital Information disclosure for details regarding the total EAD of Retail and Wholesale exposures under AIRB capital treatment. The remaining exposures reflect waivers and exemptions to the AIRB Approach and are measured under the Standardized Approach, subject to OSFI’s approval. We continue to transition all material exposures in this category to the AIRB Approach. For securitization exposures, we apply the Basel hierarchy of approaches, including the Securitization Internal Ratings Based Approach and the External Ratings Based Approach, as well as the Standardized Approach.

BMO’s regulatory capital and economic capital frameworks both use EAD to assess credit and counterparty risk. Exposures are classified as follows:
•
Drawn exposures include loans, acceptances, deposits with regulated financial institutions and certain securities. For off-balance
sheet amounts and undrawn amounts, EAD includes an estimate of any further amounts that may be drawn at the time of default.

•
Undrawn commitments cover all unutilized authorizations associated with the drawn loans noted above, including any authorizations that are unconditionally cancellable. EAD for undrawn commitments is model-generated, based on internal empirical data.

•	OTC derivatives are those in proprietary accounts that result in exposure to credit risk in addition to market risk. EAD for OTC derivatives is calculated inclusive of collateral.
•	Other off-balance sheet exposures include items such as guarantees, standby letters of credit and documentary credits. EAD for other off-balance sheet items is based on management’s best estimate.
•
Repo-style transactions include repos, reverse repos and securities lending transactions, which represent both asset and liability exposures. EAD for repo-style transactions is the calculated exposure, net of collateral.

Capital is calculated based on exposures that, where applicable, have been redistributed to a more favourable PD band or LGD measure, or a different Basel asset class, as a result of the application of credit risk mitigation and a consideration of credit risk mitigants, including collateral and netting.
Total credit exposures at default by type and industry sector, as at October 31, 2022 and 2021, based on the Basel III classifications, are as follows:

(Canadian $ in millions)	Drawn (3)		Commitments (undrawn) (3)		OTC derivatives (4)		Other off-balance sheet items (3)		Repo-style transactions (4) (5)		Total (1)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Individual	245,673	224,348	62,697	55,655	–	–	76	84	–	–	308,446	280,087
Financial institutions	175,770	187,011	22,535	26,933	19,030	16,331	7,887	6,808	24,311	28,968	249,533	266,051
Governments	99,498	67,207	1,863	1,606	5,500	4,011	434	400	3,173	3,226	110,468	76,450
Manufacturing	36,274	27,002	20,237	16,470	1,643	1,649	2,067	1,784	–	–	60,221	46,905
Real estate	53,531	43,524	13,325	9,830	459	1,032	1,295	1,189	–	–	68,610	55,575
Retail trade	24,040	16,270	5,235	4,646	248	289	548	592	–	–	30,071	21,797
Service industries	54,750	44,367	18,603	16,126	695	1,238	3,169	2,998	–	–	77,217	64,729
Wholesale trade	20,220	14,372	7,859	5,199	336	282	773	694	–	–	29,188	20,547
Oil and gas	4,084	6,075	4,967	5,468	6,066	10,281	1,341	1,377	–	–	16,458	23,201
Utilities	9,954	7,412	13,740	10,864	2,087	1,273	4,364	2,950	–	–	30,145	22,499
Others (2)	48,441	37,071	17,548	17,177	1,649	1,588	5,248	4,732	–	–	72,886	60,568
Total exposure at default (6)	772,235	674,659	188,609	169,974	37,713	37,974	27,202	23,608	27,484	32,194	1,053,243	938,409

(1)	Credit exposure excluding equity, securitization and other assets, such as non-significant investments, goodwill, deferred tax assets and intangibles.
(2)	Includes remaining industries that individually comprise less than 2% of total exposures.
(3)	Represents gross credit exposures without accounting for collateral.
(4)	Credit exposure at default is inclusive of collateral.
(5)	Impact of collateral on the credit exposure for repo-style transactions is $215,806 million ($208,635 million in 2021).
(6)	Excludes exposures arising from derivative and repo-style transactions that are cleared through CCPs totalling $13,698 million ($18,440 million in 2021).

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	85

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk Rating Systems
BMO’s risk rating systems are designed to assess and measure the risk of any exposure.
Credit risk-based parameters are monitored, reviewed and validated regularly. Monitoring is on a quarterly basis for both the wholesale and retail models.
Refer to the Model Risk section for a discussion of model risk mitigation processes.
Retail (Consumer and Small Business)
The retail portfolios comprise a diversified group of individual customer accounts and include residential mortgages, personal loans, credit cards, auto loans and small business loans. These loans are managed in pools of homogeneous risk exposures for risk rating purposes. Decision support systems are developed using established statistical techniques and expert systems for underwriting and monitoring purposes. Adjudication models, behavioural scorecards, decision trees and expert knowledge are combined to generate optimal credit decisions in a centralized and automated environment.
The retail risk rating system assesses risk based on individual loan characteristics. We have a range of internally developed PD, LGD and EAD models for each of the major retail portfolios. The major product lines within each of the retail portfolios are modelled separately, so that the risk-based parameters capture the distinct nature of each product. The models, in general, are based on internal historical data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements.
Adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. The retail parameters are tested and calibrated on an annual basis, if required, to incorporate additional data points and recent experience in the parameter estimation process.
Risk drivers used in the retail credit models may include customer attributes such as delinquency status and credit scores, and account attributes such as loan amount and utilization.
A PD estimate is assigned to each homogeneous pool to reflect the long-run
average of
one-year
default rates over the economic cycle.
An LGD estimate is calculated by discounting future recovery payments to the time of default, including collection costs.
An EAD estimate is calculated as the balance at default divided by the credit limit at the beginning of the year. For non-revolving
products, such as mortgages, EAD is equal to 100% of the current outstanding balance and has no undrawn component.
For capital purposes, the LGD and EAD estimates are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.
Retail Credit Probability of Default Bands by Risk Rating

Risk profile	Probability of default band
Exceptionally low	≤ 0.05%
Very low	> 0.05% to 0.20%
Low	> 0.20% to 0.75%
Medium	> 0.75% to 7.00%
High	> 7.00% to 99.99%
Default	100%
Wholesale (Sovereign, Bank, Corporate and Commercial)
Within our wholesale portfolios, an enterprise-wide risk rating framework is applied to all sovereign, bank, corporate and commercial counterparties. One key element of this framework is the assignment of appropriate borrower or counterparty risk ratings (BRRs). We have a range of internally designed general and sector-specific BRR models, as well as portfolio-level LGD and EAD models for each of the sovereign, bank, corporate and commercial portfolios.
The BRR models capture the key financial and
non-financial
characteristics of the borrowers and generate a borrower-level rating that reflects the rank order of the default risk. The models are primarily based on internal data, supplemented by judgment as necessary, for low-default
portfolios.
BRRs are assessed and assigned at the time of loan origination, and reassessed when borrowers request changes to credit facilities or events trigger a review, such as an external rating change or covenant breach. BRRs are reviewed no less frequently than annually, and more frequent reviews are conducted for borrowers with less acceptable risk ratings.
The assigned ratings are mapped to a PD reflecting the likelihood of default over a one-year
time horizon. As a borrower migrates between risk ratings, the PD associated with the borrower also changes.
We employ a master scale with 14 BRRs above default, and PDs are assigned to each rating within an asset class to reflect the long-run
average of
one-year
default rates over the economic cycle, supplemented by external benchmarking, as necessary.
An LGD estimate captures the priority of claim, collateral, product and sector characteristics of the credit facility extended to a borrower. LGD estimates are at the facility level.
An EAD estimate captures the facility type, sector and utilization rate characteristics of the credit facility extended to a borrower. EAD estimates are at the facility level. An EAD credit conversion factor is calculated for eligible facilities by comparing amounts drawn at the time of default and one year prior to default. The authorization and the amount drawn, one year prior to default, are used to split each facility into its respective drawn and undrawn portion, where applicable.
LGD and EAD models have been developed for each asset class using internal data recorded over a multi-year period that includes at least one full economic cycle, in compliance with regulatory requirements. Results are benchmarked using external data when necessary and adjustments are incorporated into the parameters, as appropriate, to account for uncertainties. For capital purposes, the LGD and EAD parameters are calibrated to reflect downturn conditions. The PD, LGD and EAD estimates are updated annually and recalibrated as required by comparing the estimates to observed historical experience.
As demonstrated in the table below, our internal risk rating system can be aligned with those of external rating agencies.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

86	BMO Financial Group 205th Annual Report 2022

Wholesale Borrower Risk Rating Scale

BMO rating	Moody’s Investors Service implied equivalent	Standard & Poor’s implied equivalent

Acceptable
I-1 to I-7	Aaa to Baa3	AAA to BBB-
S-1 to S-4	Ba1 to B1	BB+ to B+

Watchlist
P-1 to P-3	B2 to Ca	B to CC

Default / Impaired
D-1 to D-4	C	C to D
Credit Quality Information
Portfolio Review
Total enterprise-wide outstanding credit risk exposures were $1,053.2 billion as at October 31, 2022, with $550.5 billion recorded in Canada, $456.1 billion in the United States and $46.6 billion in other jurisdictions. This represented an increase of $114.8 billion or 12% from the prior year.
BMO’s loan book continues to be well-diversified by industry and geographic region. Gross loans and acceptances increased $92.3 billion or 19% from the prior year to $567.2 billion as at October 31, 2022. The geographic mix of BMO’s Canadian and U.S. portfolios represented 62.6% and 35.4% of total loans, respectively, compared with 66.0% and 32.4% in the prior year. The loan portfolio is well-diversified, with the consumer loan portfolio representing 43.1% of the total portfolio, a decrease from 46.5% in the prior year, and business and government loans representing 56.9% of the total portfolio, an increase from 53.5% in the prior year.

Real Estate Secured Lending
Residential mortgage and home equity line of credit (HELOC) exposures continue to be of interest in the current environment. We regularly perform stress testing on our residential mortgage and HELOC portfolios to evaluate the potential effects of high-impact events. These stress tests incorporate scenarios ranging from moderately to severely adverse. The credit losses forecast in these tests vary with the severity of the scenario and are currently considered to be manageable.
Leveraged Finance
We define leveraged finance loans as loans and mezzanine financing provided to private equity-owned businesses for which our assessment indicates a higher level of credit risk. We have some exposure to leveraged finance loans, which represented 2% of total assets, with $25.1 billion outstanding as at October 31, 2022 (2% and $19.0 billion, respectively, in 2021). Of this amount, 25% of leveraged finance loans, with $6.3 billion outstanding as at October 31, 2022 (27% and $5.2 billion, respectively, in 2021), were well-secured by high-quality assets. The remainder of the portfolio is closely managed, and in some cases, has risk mitigation and structural elements that lower the level of credit risk. In addition, $348 million or 1% of all leveraged finance loans were classified as impaired as at October 31, 2022 ($417 million or 2% in 2021).
Provision for Credit Losses
Total provision for credit losses was $313 million, compared with $20 million in the prior year, reflecting a deteriorating economic outlook and less favourable credit conditions. Detailed discussions of PCL, including historical PCL trends, are provided in Table 12 in the Supplemental Information and in Note 4 of the consolidated financial statements.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	87

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gross Impaired Loans
Total gross impaired loans and acceptances (GIL) were $1,991 million, a decrease of 8% from $2,169 million in the prior year. The largest decreases in impaired loans were recorded in the oil and gas, and retail trade industries. GIL as a percentage of gross loans and acceptances was 0.35% in 2022, compared with 0.46% in the prior year.
Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the year decreased to $1,635 million from $1,775 million in 2021, reflecting lower impaired loan formations in the oil and gas, manufacturing and retail trade industries. On a geographic basis, Canada accounted for most impaired loan formations, comprising 71% of total formations in 2022, compared with 75% in 2021.
Detailed breakdowns of impaired loans by geographic region and industry can be found in Table 8 in the Supplemental Information and in Note 4 of the consolidated financial statements.
Changes in Gross Impaired Loans
(1)
 and Acceptances

(Canadian $ in millions, except as noted) For the year ended October 31	2022	2021
GIL, beginning of year	2,169	3,638
Classified as impaired during the year	1,635	1,775
Transferred to not impaired during the year	(659)	(821)
Net repayments	(819)	(1,618)
Amounts written-off	(363)	(584)
Recoveries of loans and advances previously written-off	–	–
Disposals of loans	(54)	(79)
Foreign exchange and other movements	82	(142)
GIL, end of year	1,991	2,169
GIL as a % of gross loans and acceptances	0.35	0.46

(1)	GIL excludes purchased credit impaired loans.
Allowance for Credit Losses
We employ a disciplined approach to provisioning and loan loss evaluation across all loan portfolios, with the prompt identification of problem loans being a key risk management objective. We maintain both an allowance on impaired loans and an allowance on performing loans, in accordance with IFRS. An allowance on performing loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS, considering the guideline issued by our regulator, OSFI. Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for ECL on financial assets regardless of whether there has been an actual loss event. We recognize a loss allowance at an amount generally based on 12 months of ECL, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We record ECL over the remaining life of performing financial assets that are considered to have experienced a significant increase in credit risk (Stage 2).
ECL is calculated on a probability-weighted basis, based on three different economic scenarios, and is a function of PD, EAD and LGD estimates calibrated to meet the requirements for calculating ECL for a specific financial asset. The timing of the loss is also considered, and ECL is estimated by incorporating forward-looking economic information and by applying experienced credit judgment to reflect factors not captured in ECL models. An allowance on impaired loans is maintained to reduce the carrying value of individually identified impaired loans (Stage 3) to the expected recoverable amount.
We maintain an allowance for credit losses (ACL) at a level that we consider appropriate to absorb credit-related losses. As at October 31, 2022, the total ACL was $2,998 million, an increase of $40 million from the prior year, reflecting higher allowances on impaired loans, partially offset by a lower allowance on performing loans. The allowance on impaired loans was $557 million as at October 31, 2022, and the allowance on performing loans was $2,441 million. These amounts included an allowance on impaired loans of $13 million and an allowance on performing loans of $368 million related to undrawn commitments and letters of credit that are considered other credit instruments and recorded in other liabilities. The allowance on impaired loans increased $46 million from $511 million in the prior year, and our coverage ratio remained adequate, with ACL on impaired loans as a percentage of GIL of 27.3%, compared with 23.0% in 2021. This ratio can change quarter-over-quarter due to variability in the write-down of loans and the related allowance. The allowance on performing loans decreased $6 million to $2,441 million from $2,447 million in the prior year, primarily driven by reduced uncertainty as a result of the improving pandemic environment and portfolio credit improvement, almost fully offset by a deteriorating economic outlook, movements in foreign exchange rates, balance growth and adoption of a higher adverse scenario weight during the second quarter.
Further details on the continuity in ACL by each product type can be found in Tables 9 and 10 in the Supplemental Information, and in Note 4 of the consolidated financial statements.

88	BMO Financial Group 205th Annual Report 2022

International Exposures
BMO’s geographic exposures in regions outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country, as well as management of exposures within limits based on product, entity and country of ultimate risk. Our exposure to these regions is set out in the table below.
On October 26, 2021, OSFI recommended that Canadian global systemically important banks
(G-SIBs)
discontinue
country-by-country
disclosures of European sovereign exposures and begin to disclose sovereign exposures at the regional (continental) level, effective the first quarter of 2022.
The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposures are reported at mark-to-market
value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
Exposure by Region

	As at October 31, 2022													As at October 31, 2021
(Canadian $ in millions)	Funded lending and commitments				Securities				Repo-style transactions and derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total net exposure	Total net exposure
Europe (excluding United Kingdom)	416	2,742	–	3,158	728	44	6,718	7,490	267	718	184	1,169	11,817	12,477
United Kingdom	60	4,914	–	4,974	77	108	377	562	516	1,011	32	1,559	7,095	8,236
Latin America	3,150	5,970	–	9,120	–	31	–	31	13	107	14	134	9,285	5,846
Asia-Pacific	4,763	3,081	54	7,898	1,400	213	3,272	4,885	162	719	42	923	13,706	11,766
Africa and Middle East	1,500	318	–	1,818	6	5	33	44	7	2	432	441	2,303	2,923
Other (1)	–	5	32	37	33	–	3,947	3,980	–	–	1,885	1,885	5,902	4,775
Total	9,889	17,030	86	27,005	2,244	401	14,347	16,992	965	2,557	2,589	6,111	50,108	46,023

(1)	Primarily exposure to supranational entities.
Derivative Transactions
The following table presents the notional amounts of BMO’s
over-the-counter
(OTC) derivative contracts, comprising contracts that are centrally cleared and settled through a designated clearing house or central counterparty (CCP) and contracts that are not centrally cleared.
CCPs are established under the supervision of central banks or other similar regulatory authorities and, as financial market infrastructure, must satisfy certain financial resilience requirements. Generally speaking, in order to centrally clear OTC contracts, we acquire a membership in the CCP and, in addition to providing collateral to protect the CCP against risk related to BMO, we are exposed to risk as a member for our contribution to a default fund. We may also be called on to make additional contributions or provide other support in the event of default by another member.
The notional amounts of our derivatives represent the amount to which a rate or price is applied in order to calculate the amount of cash that must be exchanged under each contract. Notional amounts do not represent assets or liabilities and therefore are not recorded in the Consolidated Balance Sheet. The fair values of OTC derivative contracts are recorded in the Consolidated Balance Sheet.
Over-the-Counter
Derivative Contracts
(Notional amounts)

(Canadian $ in millions)	Non-centrally cleared		Centrally cleared		Total
As at October 31	2022	2021	2022	2021	2022	2021

Interest Rate Contracts
Swaps	420,700	379,117	5,534,061	3,772,174	5,954,761	4,151,291
Forward rate agreements	3,929	2,919	18,468	144,738	22,397	147,657
Purchased options	98,113	69,491	–	–	98,113	69,491
Written options	87,941	68,155	–	–	87,941	68,155
Total interest rate contracts	610,683	519,682	5,552,529	3,916,912	6,163,212	4,436,594

Foreign Exchange Contracts
Cross-currency swaps	119,976	85,912	–	–	119,976	85,912
Cross-currency interest rate swaps	582,092	513,421	–	–	582,092	513,421
Forward foreign exchange contracts	469,503	441,107	12,270	48,319	481,773	489,426
Purchased options	72,733	54,051	–	94	72,733	54,145
Written options	74,041	54,045	–	102	74,041	54,147
Total foreign exchange contracts	1,318,345	1,148,536	12,270	48,515	1,330,615	1,197,051

Commodity Contracts
Swaps	24,487	28,892	38	–	24,525	28,892
Purchased options	5,686	4,526	–	–	5,686	4,526
Written options	5,011	3,132	–	–	5,011	3,132
Total commodity contracts	35,184	36,550	38	–	35,222	36,550
Equity Contracts	105,280	99,471	–	7	105,280	99,478

Credit Default Swaps
Purchased	1,496	778	15,275	11,580	16,771	12,358
Written	962	179	10,137	4,979	11,099	5,158
Total credit default swaps	2,458	957	25,412	16,559	27,870	17,516
Total	2,071,950	1,805,196	5,590,249	3,981,993	7,662,199	5,787,189

BMO Financial Group 205th Annual Report 2022	89

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk
is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.
Market risk arises from our trading and underwriting activities, as well as our structural banking activities. The magnitude and importance of these activities to the enterprise, along with the potential volatility of market variables, call for diligent governance and a robust market risk management framework that seeks to provide effective identification, measurement, reporting and control of market risk exposures.
Trading and Underwriting Market Risk Governance
Our market risk-taking activities are subject to an extensive governance framework. The Risk Review Committee (RRC) exercises oversight of the management of market risk on behalf of the Board of Directors and approves limits governing market risk exposures that are consistent with our risk appetite. The Risk Management Committee (RMC) regularly reviews and discusses significant market risk exposures and positions, and provides ongoing senior management oversight of our risk-taking activities. Both of these committees are kept apprised of specific market risk exposures and other factors that could expose us to unusual, unexpected or unquantified risks associated with market exposures, as well as other current and emerging market risks. In addition, all businesses and individuals authorized to conduct trading and underwriting activities on behalf of BMO are required to work within our governance framework and, as part of their first-line-of-defence
responsibilities, they must adhere to all relevant corporate policies, standards and procedures, and maintain and manage market risk exposures within specified limits and risk tolerances. In support of our risk governance framework, our market risk management framework comprises processes, infrastructure and supporting documentation, which together support the identification, assessment, independent monitoring and control of our market risk exposures.
Trading and Underwriting Market Risk
Our trading and underwriting businesses give rise to market risk associated with buying and selling financial products in the course of meeting our customers’ needs, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.
Identification and Assessment of Trading and Underwriting Market Risk
As the first step in the management of market risk, thorough assessment processes are in place to identify market risk exposures associated with both new products and the evolving risk profile of existing products, including on-
and
off-balance
sheet positions, trading and
non-trading
positions, leveraged loan, bond and equity underwriting, and market risk exposures arising from the domestic and foreign operations of our operating groups.
Various metrics and techniques are then employed to measure identified market risk exposures. These metrics primarily include Value at Risk, Stressed Value at Risk and Incremental Risk Charge, as defined below, as well as stress testing. Other techniques include sensitivity analysis of our trading and underwriting portfolios to market risk factors, and the review of position concentrations, notional values and trading revenues.

Value at Risk (VaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Stressed Value at Risk (SVaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Incremental Risk Charge (IRC)
complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization products with exposure to interest rate risk that are held in the trading book, measured over a one-year horizon at a 99.9% confidence level.
Risk models support the measurement of our risk exposure. We use a variety of methods to verify the integrity of our risk models, including the application of back-testing against hypothetical losses and approval by an independent model validation team. This testing is aligned with defined regulatory expectations, and its results confirm the reliability of our models. The data and correlations that underpin our models are updated frequently, so that risk metrics reflect current conditions. Selection of the period of significant financial stress for SVaR incorporates historical events, including the 2008 global financial crisis, the current conflict in Ukraine and the
COVID-19
pandemic.
Probabilistic stress testing and scenario analysis are used to determine the potential impact of low-frequency,
high-severity events on our portfolios. The scenarios incorporate hypothetical and historical events, and consider the performance of our portfolios under a variety of market conditions. Scenarios are amended, added or removed to refine our risk measurement, and the results are reported to the lines of business, the RMC and the RRC on a regular basis.
VaR, SVaR, IRC and stress testing should not be viewed as definitive predictors of the maximum amount of losses that could occur in any one day, as their results are based on models and estimates and are subject to confidence levels, and the estimates could be exceeded under unforeseen market conditions.
Back-testing processes assume there are no changes in the previous day’s closing positions and then isolate the effects of each day’s price movements against those closing positions. Our VaR model is back-tested daily, and the one-day
99% confidence level VaR at the local and consolidated BMO levels is compared with the estimated daily profit and loss (P&L) that would be recorded if the portfolio composition remained unchanged. If this P&L result is negative and its absolute value is greater than the previous day’s VaR, a back-testing exception occurs. Each exception is investigated, explained and documented.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

90	BMO Financial Group 205th Annual Report 2022

Although it is a useful indicator of risk, VaR has limitations
,
as with any model-driven metric.
These include
the assumption that all positions can be liquidated within the assumed one-day holding period, which may not be the case under illiquid market conditions. Generally, market liquidity horizons are reviewed for suitability and updated where appropriate for relevant risk metrics. Further limitations of the VaR metric include the assumption that historical data can be used as a proxy to forecast future market events, and that VaR calculations are based on portfolio positions at the close of business and do not reflect the impact of intra-day trading activity.
Monitoring and Control of Trading and Underwriting Market Risk
Limits are applied to VaR, stress tests and other risk metrics, and the limits are subject to regular monitoring and reporting, with breaches escalated to the appropriate level of management. Risk profiles of our trading and underwriting activities are maintained within our risk appetite and supporting limits, and are monitored and reported to traders, management, senior executives and Board committees. Other significant controls include the independent valuation of financial assets and liabilities, as well as compliance with our Model Risk Management Framework to mitigate model risk.
Trading Market Risk Measures
Trading VaR and SVaR
Average Total Trading VaR declined year-over-year, as the impact of pandemic-related market volatility in 2020 no longer factored into the historical period VaR calculations by the middle of 2021. VaR trended higher in the second half of 2022 due to increased market volatility and portfolio changes, primarily in our equity derivatives portfolio. Average Total SVaR increased year-over-year, due to higher equity portfolio risks.
Total Trading Value at Risk (VaR) Summary
(1) (2)

As at or for the year ended October 31 (Pre-tax Canadian $ equivalent in millions)	2022				2021
	Year-end	Average	High	Low	Year-end	Average	High	Low
Commodity VaR	1.6	3.1	5.5	1.0	1.8	2.7	6.2	1.1
Equity VaR	14.1	13.1	18.4	8.5	10.8	14.9	24.9	10.0
Foreign exchange VaR	2.3	1.8	5.2	0.5	0.5	2.2	6.4	0.5
Interest rate VaR (3)	22.1	18.0	26.5	12.4	15.2	27.1	52.5	9.8
Debt-specific risk	10.2	5.7	10.5	1.8	3.0	3.3	5.4	1.9
Diversification	(15.0)	(15.1)	nm	nm	(12.8)	(19.7)	nm	nm
Total Trading VaR	35.3	26.6	38.2	18.1	18.5	30.5	53.5	15.3
Total Trading SVaR	64.4	53.6	70.8	34.2	55.8	45.7	65.4	36.3

(1)	One-day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly.
(3)	Interest rate VaR includes general credit spread risk.
nm – not meaningful
Trading Net Revenue
The charts below present daily net revenues plotted against Total Trading VaR, along with a representation of daily net revenue distribution. In 2022, net trading losses were incurred on four days with none of these losses exceeding Total Trading VaR. A combination of market volatility, which had a negative impact on some of our positions, and lower than usual customer activity contributed to the losses for the four days.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	91

MANAGEMENT’S DISCUSSION AND ANALYSIS

Structural
(Non-Trading)
Market Risk
Structural market risk comprises interest rate risk arising from our banking activities (such as loans and deposits) and foreign exchange risk arising from our foreign currency operations and exposures.
Structural Market Risk Governance
BMO’s Corporate Treasury group is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight provided by the Market Risk group. In addition to Board-approved limits on earnings at risk and economic value sensitivities to changes in interest rates, more granular management limits are in place to guide the daily management of this risk.
The RRC oversees structural market risk management, regularly reviews structural market risk positions and annually approves the structural market risk plan and limits. The RMC and Asset Liability Committee provide ongoing senior management oversight of risk positions and activity.

Structural Market Risk Measurement
Interest Rate Risk
Structural interest rate risk arises when changes in interest rates affect the market value, cash flows and earnings of assets and liabilities related to our banking activities. The objective of structural interest rate risk management is to maintain high-quality earnings and maximize sustainable product spreads, while managing any risk to the economic value of our net assets arising from changes in interest rates.
Structural interest rate risk primarily comprises interest rate mismatch risk and product embedded option risk.
Interest rate mismatch risk arises when there are differences in the scheduled maturities, repricing dates or reference rates of assets, liabilities and derivatives. The net interest rate mismatch, representing residual assets funded by common shareholders’ equity, is managed to align with a target profile through interest rate swaps and securities.
Product embedded option risk arises when product features allow customers to alter cash flows, such as scheduled maturity or repricing dates, usually in response to changes in market conditions. Product embedded options include loan prepayments, deposit redemption privileges and committed rates on unadvanced mortgages. Product embedded options and associated customer behaviours are captured in risk modelling, and hedging programs may be used to manage this risk to low levels.
Structural interest rate risk is measured using simulations, earnings sensitivity and economic value sensitivity analysis, stress testing and gap analysis, in addition to other risk metrics.

Earnings Sensitivity
is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floor ed
 at zero.
Economic Value Sensitivity
is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
The models that measure structural interest rate risk incorporate projected changes in interest rates and predict the likely reaction of our customers to these changes. For customer loans and deposits with scheduled maturity and repricing dates (such as mortgages and term deposits), the models measure the extent to which customers are likely to use embedded options to alter those scheduled terms. For customer loans and deposits without scheduled maturity and repricing dates (such as credit card loans and chequing accounts), exposure is measured using models that adjust for elasticity in product pricing and reflect historical and forecasted trends in balances. The results generated by these structural market risk models, by their nature, have inherent uncertainty, as they reflect potential future pricing and customer behaviours, which may differ from actual experience. These models have been developed using statistical analysis and are independently validated and periodically updated through regular model performance assessment, back-testing and ongoing dialogue with the lines of business. Models developed to predict customer behaviour are also used to support product pricing.
All models are subject to BMO’s Model Risk Management Framework, which is described in more detail in the Enterprise-Wide Risk Management Framework section.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

92	BMO Financial Group 205th Annual Report 2022

Structural interest rate earnings sensitivity and economic value sensitivity to an immediate parallel increase or decrease of 100 basis points in the yield curve are disclosed in the table below. Prior to the third quarter of 2022, earnings and economic value sensitivities to declining interest rates were measured using a decrease of 25 basis points, due to the low interest rate environment that prevailed at that time.
On December 20, 2021, we announced our intention to acquire Bank of the West. To mitigate the impact of movements in the Canadian dollar equivalent of the purchase price on the closing of the acquisition, we entered into interest rate swap arrangements that would offset the impact of foreign exchange rate movements on our capital ratios. Any exposure to interest rate risk related to these arrangements was largely offset through the purchase of a portfolio of matched-duration U.S. treasuries and other balance sheet instruments that generate net interest income.
Refer to the Enterprise-Wide Capital Management and Significant Events sections for further discussion.
Structural economic value sensitivity to rising interest rates primarily reflects a lower market value for fixed rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of a higher market value for fixed rate loans and minimum modelled client deposit rates. Structural economic value exposure to rising interest rates and the benefits of falling interest rates decreased relative to October 31, 2021, primarily due to a modestly shorter net duration of BMO’s position in anticipation of the Bank of the West acquisition, partially offset by the impact of higher projected interest rate levels following the increase in term market rates during the current year. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet pre-tax
net income over the next 12 months. Structural earnings sensitivity to falling interest rates primarily reflects the risk of fixed and floating rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. The benefits to structural earnings of rising interest rates primarily reflect the positive impact of reinvesting our net equity and non-rate sensitive deposits into higher term rates. Structural earnings benefits of rising interest rates increased in 2022 relative to 2021, largely due to a modestly shorter net duration of BMO’s position in anticipation of the Bank of the West acquisition. Structural earnings exposure to falling interest rates remained relatively unchanged. Earnings exposure to falling interest rates was due to the negative impact of reinvesting net equity and non-rate sensitive deposits into lower term rates, as well as the impact of floor rates on deposit expense.
During 2022, both economic value sensitivity and earnings sensitivity remained within limits established by the Board of Directors.
Structural Interest Rate Sensitivity
(1)

	Economic value sensitivity				Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)	October 31, 2022			October 31, 2021	October 31, 2022			October 31, 2021
	Canada (3)	United States	Total	Total	Canada (3)	United States	Total	Total
100 basis point increase	(683.6)	(306.6)	(990.2)	(1,459.1)	232.0	266.9	498.9	383.7
25 basis point decrease	159.7	42.0	201.6	264.9	(59.8)	(79.8)	(139.6)	(141.6)
100 basis point decrease (2)	599.1	48.7	647.9	na	(246.0)	(349.2)	(595.2)	na

(1)	Losses are presented in brackets and gains are presented as positive numbers.
(2)
Due to the low interest rate environment that prevailed between April 30, 2020 and April 30, 2022, economic value sensitivity and earnings sensitivity to declining interest rates are measured using a decrease of 25 basis points. Not applicable for October 31, 2021.

(3)	Includes Canadian dollar and other currencies.
na – not applicable
The following table presents net loans and acceptances by interest rate sensitivity:

(Canadian $ in millions)	2022	2021
Fixed rate (1)
Contractual amounts that will reprice/repay within 3 months	148,036	126,452
Contractual amounts that will reprice/repay after 3 months	181,768	181,130
Floating rate (2)	215,337	145,903
Non-rate sensitive (3)	19,433	18,798
Total	564,574	472,283

(1)	Includes index-based loans.
(2)	Floating rate only includes loans that reprice immediately upon a change in interest rates.
(3)	Includes credit card balances that are paid when due, customers’ liability under acceptances, credit impaired loans and allowance for credit losses.
Certain comparative figures have been reclassified to conform with the current year’s presentation.
Insurance Market Risk
Insurance market risk includes interest rate and equity market risk arising from our insurance business activities. A 100 basis point increase in interest rates as at October 31, 2022 would result in an increase in earnings before tax of $35 million ($40 million as at July 31, 2022 and $48 million as at October 31, 2021). A 25 basis point decrease in interest rates as at October 31, 2022 would result in a decrease in earnings before tax of $9 million ($9 million as at July 31, 2022 and $12 million as at October 31, 2021). A 10% increase in equity market values as at October 31, 2022 would result in an increase in earnings before tax of $13 million ($17 million as at July 31, 2022 and $22 million as at October 31, 2021). A 10% decrease in equity market values as at October 31, 2022 would result in a decrease in earnings before tax of $13 million ($16 million as at July 31, 2022 and $22 million as at October 31, 2021). We may enter into hedging arrangements to offset the impact of changes in equity market values on our earnings, and we did so during the 2022 fiscal year. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities in our Consolidated Statement of Income, and the corresponding change in the fair value of BMO’s policy benefit liabilities is reflected in other liabilities in our Consolidated Balance Sheet. The impact of insurance market risk is not reflected in the table above.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	93

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Trading
Foreign Exchange Risk
Structural foreign exchange risk arises primarily from translation risk related to our net investment in U.S. operations and from transaction risk associated with U.S.-dollar-denominated net income.
Translation risk represents the impact that changes in foreign exchange rates could have on our reported shareholders’ equity and capital ratios. We may enter into arrangements to offset the impact of foreign exchange rate movements on our capital ratios, and we did so during the 2022 fiscal year. In addition, BMO entered into forward contracts that
qualify
for hedge
accounting during the year to mitigate
the impact of movements
in the Canadian dollar equivalent of the purchase price on the closing of the announced Bank of the West acquisition. Changes in the fair value of these forward contracts related
to the announced acquisition are recorded in other comprehensive income
.
Refer to the Enterprise-Wide Capital Management and Significant Events sections for further discussion.
Transaction risk represents the impact that fluctuations in the Canadian dollar/U.S. dollar exchange rate could have on the Canadian dollar equivalent of BMO’s U.S.-dollar-denominated financial results. Exchange rate fluctuations will affect future results measured in Canadian dollars
,
and the impact on those results is a function of the periods during which revenues, expenses and provisions for credit losses arise. Hedging positions may be taken to partially offset the pre-tax effects of Canadian dollar/U.S. dollar exchange rate fluctuations on financial results, although we did not enter into any hedging arrangements
in the current or prior year. If future results are consistent with results in 2022, each one cent increase (decrease) in the Canadian dollar/U.S. dollar exchange rate would be expected to increase (decrease) the Canadian dollar equivalent of U.S. segment net income before income taxes for the year by $33 million, in the absence of hedging arrangements
.
Refer to the Foreign Exchange section for a more complete discussion of the effects of changes in foreign exchange rates on our results.
Linkages between Balance Sheet Items and Market Risk Disclosures
The table below presents items reported on the Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

	As at October 31, 2022				As at October 31, 2021
		Subject to market risk				Subject to market risk			Primary risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk
Assets Subject to Market Risk
Cash and cash equivalents	87,466	–	87,466	–	93,261	–	93,261	–	Interest rate
Interest bearing deposits with banks	5,734	142	5,592	–	8,303	94	8,209	–	Interest rate
Securities	273,262	108,303	164,959	–	232,849	104,412	128,437	–	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	113,194	–	113,194	–	107,382	–	107,382	–	Interest rate
Loans and acceptances (net of allowance for credit losses)	551,339	3,501	547,838	–	458,262	3,665	454,597	–	Interest rate, foreign exchange
Derivative instruments	48,160	45,537	2,623	–	36,713	34,350	2,363	–	Interest rate, foreign exchange
Customers’ liabilities under acceptances	13,235	–	13,235	–	14,021	–	14,021	–	Interest rate
Other assets	46,809	3,030	26,561	17,218	37,384	3,359	16,970	17,055	Interest rate
Total Assets	1,139,199	160,513	961,468	17,218	988,175	145,880	825,240	17,055
Liabilities Subject to Market Risk
Deposits	769,478	26,305	743,173	–	685,631	22,665	662,966	–	Interest rate, foreign exchange
Derivative instruments	59,956	46,803	13,153	–	30,815	27,875	2,940	–	Interest rate, foreign exchange
Acceptances	13,235	–	13,235	–	14,021	–	14,021	–	Interest rate
Securities sold but not yet purchased	40,979	40,979	–	–	32,073	32,073	–	–
Securities lent or sold under repurchase agreements	103,963	–	103,963	–	97,556	–	97,556	–	Interest rate
Other liabilities	72,400	60	71,815	525	63,663	85	63,165	413	Interest rate
Subordinated debt	8,150	–	8,150	–	6,893	–	6,893	–	Interest rate
Total Liabilities	1,068,161	114,147	953,489	525	930,652	82,698	847,541	413

(1)	Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)	Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

94	BMO Financial Group 205th Annual Report 2022

Insurance Risk

Insurance risk
is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.
Insurance risk generally entails the inherent unpredictability that can arise from the assumption of long-term policy liabilities or uncertainty regarding future events. Insurance provides protection against the financial consequences of insured risks by transferring those risks to the insurer (under specific terms and conditions) in exchange for premiums. Insurance risk is inherent in all of our insurance products: life insurance, annuities (which include the pension risk transfer business), accident and sickness insurance, and creditor insurance, as well as the reinsurance business. Insurance risk consists of:
•
Claims risk – the risk that the actual magnitude or frequency of claims will differ from those assumed in the pricing or underwriting process, including mortality risk, morbidity risk, longevity risk and catastrophic
risk;

•
Policyholder behaviour risk – the risk that the behaviour of policyholders in regard to premium payments, withdrawals or loans, as well as policy lapses and surrenders and other voluntary terminations
,
will differ from the behaviour assumed in the pricing process; and

•	Expense risk – the risk that actual expenses arising from acquiring and administering policies and processing claims will exceed the expenses assumed in the pricing process.
Our risk governance practices provide effective independent oversight and control of risk within BMO Insurance. BMO Insurance’s risk management framework addresses the identification, assessment, management, monitoring and reporting of risks. The framework includes: the Risk Appetite Statement and key risk metrics; insurance risk policies and processes, including limits; capital requirements; stress testing; risk reports; the Own Risk and Solvency Assessment; and ongoing monitoring of experience. Senior management within the various lines of business uses this framework, serving as the first line of defence and assuming the primary responsibility for managing insurance risk. Second-line-of-defence oversight is provided by the CRO, BMO Insurance, who reports to the Head of Market Risk and Chief Risk Officer, BMO Capital Markets. Internal risk committees, the boards of directors of the BMO Insurance subsidiaries and senior management provide senior governance and review. In particular, the Risk Committee of BMO Insurance oversees and reports on risk management activities to the insurance companies’ boards of directors on a quarterly basis. In addition, the Audit and Conduct Review Committee of the Board acts as the Audit and Conduct Review Committee for BMO Life Insurance Company.
A robust product approval process is a cornerstone of the BMO Insurance risk management framework, as it identifies, assesses and manages risks associated with new insurance products or changes to existing products. This process, along with guidelines and practices for underwriting and claims management, promotes the effective identification, assessment and management of insurance risk. Reinsurance transactions that transfer
or
cede insurance risk from BMO Insurance to independent reinsurance companies also mitigate our exposure to insurance risk by diversifying risk and limiting claims. BMO Insurance has exited the Property and Casualty Reinsurance market, with the last remaining treaty terminated in January 2021, significantly reducing our exposure to catastrophic claims and in turn
,
the risks arising from climate change. However, a certain portion of our exposure to catastrophic claims remains as the portfolio runs off and until all outstanding claims that were made prior to the treaty termination dates are settled and paid.
Given that much of the life insurance portfolio is reinsured and that we have a well-balanced portfolio of life insurance products and annuities forming a natural hedge for exposures to insurance risk, claims related to the COVID-19 pandemic have not had a significant impact on BMO Insurance’s overall financial results. In line with BMO’s
Enterprise
Risk Management Framework, as well as the corresponding framework within BMO Insurance, claims related to the COVID-19 pandemic continue to be tracked separately from other types of claims.
Caution
This Insurance Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Liquidity and Funding Risk

Liquidity and funding
 risk
is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending,
investment and pledging commitments.
Managing liquidity and funding risk is integral to maintaining enterprise soundness and safety, depositor confidence and earnings stability. It is BMO’s policy to maintain sufficient liquid assets and funding capacity to meet our financial commitments, even in times of stress.

Liquidity and Funding Risk Governance
The Corporate Treasury group and the operating groups, as the first line of defence, are responsible for the ongoing identification, assessment and management of liquidity and funding risk. The Corporate Treasury group is responsible for monitoring and reporting liquidity and funding risk across the enterprise, and develops and recommends for approval the Liquidity and Funding Risk Management Framework and the related risk appetite and limits, monitors compliance with relevant corporate policies, and assesses the impact of market events on liquidity and funding requirements on an ongoing basis.
Enterprise Risk and Portfolio Management, as the second line of defence, exercises oversight, independent risk assessment and effective challenge of liquidity and funding management frameworks, policies, limits, monitoring and reporting across the enterprise.
The Risk Management Committee (RMC) and Asset Liability Committee (ALCO) provide senior management oversight, and review and discuss significant liquidity and funding policies, issues and developments that arise in the pursuit of BMO’s strategic priorities. The Risk Review Committee (RRC) exercises oversight of the management of liquidity and funding risk, annually approves the applicable policies, limits and contingency plan, and regularly reviews liquidity and funding positions.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	95

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Funding Risk Management
BMO’s Liquidity and Funding Risk Management Framework is defined and authorized under Board-approved corporate policies and management-approved standards. These policies and standards set out key management principles, liquidity and funding metrics and related limits, as well as roles and responsibilities for the management of liquidity and funding risk across the enterprise.
We have a robust limit structure in place in order to manage liquidity and funding risk. These limits define risk appetite for the key Stress Net Liquidity Position (Stress NLP) measure, regulatory liquidity ratios, secured and unsecured funding appetite (for both trading and structural activities), and enterprise collateral pledging. Limits also establish the tolerance for concentrations of maturities, as well as requirements for counterparty liability diversification, business pledging activity, and the size and type of uncommitted and committed credit and liquidity facilities that may be outstanding.
Operating within these limits helps to confirm that liquidity and funding risk is appropriately managed. An enterprise-wide contingency plan designed to facilitate effective risk management in the event of a disruption is also in place. Early warning indicators identified in the contingency plan are regularly monitored in order to detect any signs of rising levels of liquidity or funding risk in the market, or other risks specific to BMO.
BMO legal entities include regulated and foreign subsidiaries and branches, and as a result, movements of funds between entities in the corporate group are subject to, among other things, the liquidity, funding and capital adequacy requirements of these entities. As such, liquidity and funding positions are managed on both a consolidated and key legal entity basis. Liquidity and funding risk management policies and limits, informed by the laws and regulations that apply to each entity, are in place for key legal entities, and positions are regularly reviewed at the key legal entity level to confirm compliance with applicable laws and regulations.
BMO continued to maintain a strong liquidity position during 2022. Customer loans and deposits continued to grow, while wholesale funding increased reflecting net issuances. Our liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal and regulatory requirements throughout 2022.
Liquidity and Funding Risk Measurement
A key component of liquidity risk management is the measurement of liquidity risk under stress. We use Stress NLP as a key measure of liquidity risk. Stress NLP represents the amount by which liquid assets exceed potential funding needs under a severe combined enterprise-specific and systemic stress scenario. Potential funding needs may arise from obligations to repay retail, commercial and wholesale deposits that are withdrawn or not renewed, or to fund drawdowns on available credit and liquidity lines, as well as from obligations to pledge collateral due to ratings downgrades or market volatility, along with the continuing need to fund new assets and strategic investments. Potential funding needs are quantified by applying factors to various business activities based on management’s view of the relative level of liquidity risk related to each activity. These factors vary by deposit classification (e.g., retail, small business, non-financial
corporate or wholesale counterparties) and deposit type (e.g., insured, uninsured, operational or non-operational
deposits), as well as by commitment type (e.g., uncommitted or committed credit or liquidity facilities by counterparty type). The stress scenario also considers the time horizon over which liquid assets can be monetized and management’s assessment of the liquidity value of those assets under conditions of market stress. These funding needs are assessed under severe systemic and enterprise-specific stress scenarios, and a combination thereof.
Stress testing results are evaluated against our stated risk tolerance and are considered in management’s decisions on limit-setting and internal liquidity transfer pricing, and they also help to inform and shape the design of business plans and contingency plans. The Liquidity and Funding Risk Management Framework is integrated with enterprise-wide stress testing.
In addition to Stress NLP, we regularly monitor positions in relation to the limits and liquidity ratios noted in the Liquidity and Funding Risk Management section above. These include regulatory metrics such as LCR, Net Cumulative Cash Flow and NSFR.
Unencumbered Liquid Assets
Unencumbered liquid assets include high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets liquidity and funding requirements. Liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes.
The liquidity value recognized for different asset classes under
BMO’s risk management framework reflects management’s assessment of the liquidity value of those assets under a severe stress scenario. Liquid assets held in our trading businesses include cash on deposit with central banks, short-term deposits with other financial institutions, highly-rated debt securities, equity securities and short-term reverse repurchase agreements. Supplemental liquidity pool assets predominantly comprise cash on deposit with central banks, securities, and short-term reverse repurchase agreements of highly-rated Canadian federal and provincial government debt and U.S. federal government and agency debt
.
Substantially all supplemental liquidity pool assets meet the definition of high-quality liquid assets under Basel III. Approximately 65% of the supplemental liquidity pool is held at the parent bank level in assets denominated in Canadian or U.S. dollars, with the majority of the remaining supplemental liquidity pool held at our U.S. bank entity, BMO Harris Bank, in U.S.-dollar-denominated assets. The size of the supplemental liquidity pool is integrated with our assessment of liquidity risk. To meet local regulatory requirements, certain legal entities maintain their own minimum liquidity positions. There may be legal and regulatory restrictions on BMO’s ability to use liquid assets held at one legal entity to support the liquidity requirements of another legal entity.
In the ordinary course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $335.3 billion as at October 31, 2022, compared with $317.3 billion as at October 31, 2021. The increase in unencumbered liquid assets was primarily due to higher securities balances, partially offset by lower cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, we have access to the Bank of Canada’s lending assistance, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not rely on central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

96	BMO Financial Group 205th Annual Report 2022

In
 addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding.
As part of the Liquidity and Funding Risk Management Framework, a Pledging of Assets corporate policy sets out the framework and limits for pledging financial and non-financial
assets.
BMO’s total encumbered assets and unencumbered liquid assets are summarized in the table below. Refer to Note 24 of the consolidated financial statements for further information on pledged assets.
Liquid Assets

	As at October 31, 2022					As at October 31, 2021
(Canadian $ in millions)	Bank-owned assets	Other cash and securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)
Cash and cash equivalents	87,466	–	87,466	87	87,379	93,151
Deposits with other banks	5,734	–	5,734	–	5,734	8,303
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	143,094	101,481	244,575	132,635	111,940	76,410
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	54,601	5,565	60,166	20,188	39,978	40,422
Corporate and other debt	22,560	19,328	41,888	8,190	33,698	35,330
Corporate equity	53,007	50,926	103,933	63,967	39,966	48,509
Total securities and securities borrowed or purchased under resale agreements	273,262	177,300	450,562	224,980	225,582	200,671
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	21,881	–	21,881	5,277	16,604	15,126
Total liquid assets	388,343	177,300	565,643	230,344	335,299	317,251

(1)	Gross assets included bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)
Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2022	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	93,200	–	87	–	93,113
Securities (5)	472,443	183,275	46,982	12,620	229,566
Loans	529,458	71,139	656	299,358	158,305
Other assets
Derivative instruments	48,160	–	–	48,160	–
Customers’ liability under acceptances	13,235	–	–	13,235	–
Premises and equipment	4,841	–	–	4,841	–
Goodwill	5,285	–	–	5,285	–
Intangible assets	2,193	–	–	2,193	–
Current tax assets	1,421	–	–	1,421	–
Deferred tax assets	1,175	–	–	1,175	–
Other assets	31,894	13,991	–	17,903	–
Total other assets	108,204	13,991	–	94,213	–
Total assets	1,203,305	268,405	47,725	406,191	480,984

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at October 31, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	101,564	–	110	–	101,454
Securities (5)	433,199	180,955	36,447	13,064	202,733
Loans	438,617	53,485	1,171	238,283	145,678
Other assets
Derivative instruments	36,713	–	–	36,713	–
Customers’ liability under acceptances	14,021	–	–	14,021	–
Premises and equipment	4,454	–	–	4,454	–
Goodwill	5,378	–	–	5,378	–
Intangible assets	2,266	–	–	2,266	–
Current tax assets	1,588	–	–	1,588	–
Deferred tax assets	1,287	–	–	1,287	–
Other assets	22,411	6,436	–	15,975	–
Total other assets	88,118	6,436	–	81,682	–
Total assets	1,061,498	240,876	37,728	333,029	449,865

(1)	Gross assets included on-balance sheet and off-balance sheet assets.
(2)
Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks, and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)
Other unencumbered assets included select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These included securities of $12.6 billion as at October 31, 2022, which included securities held at BMO’s insurance subsidiary, significant equity investments and certain investments held at BMO’s merchant banking business. Other unencumbered assets included mortgages and loans that may be securitized to access secured funding.

(4)
Loans included in available as collateral represented loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.

(5)	Included securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	97

MANAGEMENT’S DISCUSSION AND
ANALYSIS

Funding Strategy
BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.
We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $544.4 billion as at October 31, 2022, increasing from $498.9 billion in 2021, primarily due to strong growth in both retail and commercial deposits and the impact of the stronger U.S. dollar.
Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $236.8 billion as at October 31, 2022, with $63.6 billion sourced as secured funding and $173.2 billion sourced as unsecured funding. Total wholesale funding outstanding increased from $190.4 billion as at October 31, 2021, primarily due to the net issuance of wholesale funding during the year and the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined later in this section. Additional information on deposit maturities can also be found in the Contractual Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments section. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $
335.3
billion as at October 31, 2022 and $317.3 billion as at October 31, 2021, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.
Wholesale Funding Maturities
(1)

	As at October 31, 2022								As at October 31, 2021
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	5,127	541	1,002	2,880	9,550	–	–	9,550	3,421
Certificates of deposit and commercial paper	9,719	22,586	18,701	28,896	79,902	263	531	80,696	71,898
Bearer deposit notes	446	122	1,055	38	1,661	–	–	1,661	2,364
Asset-backed commercial paper (ABCP)	–	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	2,031	1,691	4,007	9,286	17,015	18,743	29,476	65,234	51,837
Senior unsecured structured notes (2)	116	40	–	71	227	34	7,689	7,950	5,182
Secured f unding
Mortgage and HELOC securitizations	–	1,749	409	2,231	4,389	3,456	12,540	20,385	20,128
Covered bonds	–	2,021	5,751	2,358	10,130	2,126	16,791	29,047	23,405
Other asset-backed securitizations (3)	–	865	721	59	1,645	249	4,737	6,631	5,316
Federal Home Loan Bank advances	–	–	–	–	–	3,406	4,088	7,494	–
Subordinated debt	–	–	–	–	–	–	8,150	8,150	6,892
Total	17,439	29,615	31,646	45,819	124,519	28,277	84,002	236,798	190,443
Of which:
Secured	–	4,635	6,881	4,648	16,164	9,237	38,156	63,557	48,849
Unsecured	17,439	24,980	24,765	41,171	108,355	19,040	45,846	173,241	141,594
Total (4)	17,439	29,615	31,646	45,819	124,519	28,277	84,002	236,798	190,443

(1)
Wholesale unsecured funding primarily included funding raised through the issuance of negotiable marketable securities. Wholesale funding excluded repo transactions and bankers’ acceptances, which are disclosed in the Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments section, and also excluded ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Included credit card, auto and transportation finance loan securitizations.
(4)
Total wholesale funding comprised Canadian-dollar-denominated funding totalling $50.0 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $186.8 billion as at October 31, 2022.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

98	BMO Financial Group 205th Annual Report 2022

Diversification of our wholesale term funding sources is an important part of our overall liquidity management strategy. Our wholesale term funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. We maintain ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

Our wholesale term funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the RRC, and is regularly updated to reflect actual results and incorporate updated forecast information.
Regulatory Developments
During the year, OSFI announced changes to its Liquidity Adequacy Requirements Guideline that are effective April 1, 2023. The changes primarily relate to the calculation of the OSFI Net Cumulative Cash Flow supervisory tool. We do not anticipate a material impact on our liquidity and funding practices or requirements as a result of these changes.
Credit Ratings
The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important for the bank in raising both capital and funding to support its business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding would likely increase and our access to funding and capital through the wholesale markets could be reduced. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 8 of the consolidated financial statements.
The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. During the third quarter of fiscal 2022, Moody’s, Standard & Poor’s (S&P), DBRS and Fitch affirmed their ratings for BMO. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at October 31, 2022
Rating agency	Short-term debt	Senior debt (1)	Long-term deposits / Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)
Long-term deposits / Legacy senior debt includes senior debt issued prior to September 23, 2018 and senior debt issued on or after September 23, 2018 that is excluded from the Bank Recapitalization
(Bail-In)
Regime.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market
exposure, collateral valuations and collateral threshold arrangements, as applicable. As at October 31, 2022, we would be required to deliver additional collateral to counterparties totalling $161 million, $429 million and $1,340 million as a result of a one-notch,
two-notch
and three-notch downgrade, respectively.

BMO Financial Group 205th Annual Report 2022	99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Coverage Ratio
The Liquidity Coverage Ratio (LCR) is calculated in accordance with the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI) and is summarized in the following table. The LCR is calculated on a daily basis as the ratio of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial
corporate debt, and
non-financial
equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA
debt maturing over a
30-day
horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. (BFC) that is greater than 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks
(D-SIBs),
including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended October 31, 2022 was 135%, indicating a surplus of $53 billion above the regulatory minimum, and an increase of 10% from 125% in 2021 due to higher HQLA and lower net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

	For the quarter ended October 31, 2022
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	204.3
Cash Outflows
Retail deposits and deposits from small business customers, of which:	238.4	16.1
Stable deposits	116.1	3.5
Less stable deposits	122.3	12.6
Unsecured wholesale funding, of which:	252.9	114.3
Operational deposits (all counterparties) and deposits in networks of cooperative banks	140.6	35.0
Non-operational deposits (all counterparties)	89.1	56.1
Unsecured debt	23.2	23.2
Secured wholesale funding	–	22.9
Additional requirements, of which:	203.7	39.5
Outflows related to derivatives exposures and other collateral requirements	21.3	6.6
Outflows related to loss of funding on debt products	2.9	2.9
Credit and liquidity facilities	179.5	30.0
Other contractual funding obligations	1.3	–
Other contingent funding obligations	477.0	9.3
Total cash outflows	*	202.1
Cash Inflows
Secured lending (e.g., reverse repos)	147.3	34.3
Inflows from fully performing exposures	10.8	5.9
Other cash inflows	10.7	10.7
Total cash inflows	168.8	50.9

		Total adjusted value (4)
Total HQLA		204.3
Total net cash outflows		151.2
Liquidity Coverage Ratio (%)		135

For the quarter ended October 31, 2021		Total adjusted value (4)
Total HQLA		194.4
Total net cash outflows		156.0
Liquidity Coverage Ratio (%)		125
* Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 63 business days in the fourth quarter of 2022.
(3)	Weighted values are calculated after the application of the weightings prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps, as defined in the LAR Guideline.

100	BMO Financial Group 205th Annual Report 2022

Net
Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a regulatory metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets and is calculated in accordance with the OSFI Liquidity Adequacy Requirements (LAR) Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available to a bank over a one-year
time horizon (including customer deposits, long-term wholesale funding and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its balance sheet assets and off-balance
sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian domestic systemically important banks
(D-SIBs),
including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 114% as at October 31, 2022, indicating a surplus of $81 billion above the regulatory minimum. The NSFR decreased from 118% as at October 31, 2021, as higher required stable funding was partially offset by higher available stable funding.

(Canadian $ in billions, except as noted)	For the quarter ended October 31, 2022
	Unweighted value by residual maturity				Weighted value (2)
	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year
Available Stable Funding (ASF) Item
Capital:	–	–	–	83.4	83.4
Regulatory capital	–	–	–	83.4	83.4
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	210.0	33.2	24.8	42.3	285.7
Stable deposits	105.5	14.9	9.0	7.8	130.8
Less stable deposits	104.5	18.3	15.8	34.5	154.9
Wholesale funding:	253.4	197.9	56.9	90.5	236.7
Operational deposits	144.0	0.2	–	–	72.1
Other wholesale funding	109.4	197.7	56.9	90.5	164.6
Liabilities with matching interdependent assets	–	1.6	2.1	11.8	–
Other liabilities:	5.3	67.7	*	*	4.4
NSFR derivative liabilities	*	*	*	–	*
All other liabilities and equity not included in the above categories	5.3	44.9	0.1	4.3	4.4
Total ASF	*	*	*	*	610.2
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	12.6
Deposits held at other financial institutions for operational purposes	–	–	–	–	–
Performing loans and securities:	180.3	137.0	51.8	311.5	459.5
Performing loans to financial institutions secured by Level 1 HQLA	–	41.3	2.5	–	3.3
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	37.8	57.3	4.7	15.7	62.6
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	101.8	29.1	31.7	156.8	246.6
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	13.3	6.9	12.6	125.2	110.6
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	13.3	6.7	12.4	120.7	106.6
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	27.4	2.4	0.3	13.8	36.4
Assets with matching interdependent liabilities	–	1.6	2.1	11.8	–
Other assets:	11.0	*	*	44.2	43.2
Physical traded commodities, including gold	3.4	*	*	*	2.9
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	11.4	9.7
NSFR derivative assets	*	*	*	9.8	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	1.5	1.5
All other assets not included in the above categories	7.6	1.4	0.1	20.0	29.1
Off-balance sheet items	–	–	–	537.0	18.8
Total RSF	*	*	*	*	534.1
Net Stable Funding Ratio (%)	*	*	*	*	114

For the quarter ended October 31, 2021					Weighted value (2)
Total ASF					535.2
Total RSF					453.4
Net Stable Funding Ratio (%)					118
* Disclosure is not required under the NSFR disclosure standard.
(1)
Items reported in the “no maturity” column do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group 205th Annual Report 2022	101

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual
Maturities of Assets and Liabilities and
Off-Balance
Sheet Commitments
The tables below show the remaining contractual maturities of on-balance
sheet assets and liabilities and
off-balance
sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related discounts (“haircuts”) and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

										2022
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Assets

Cash and cash equivalents	86,003	–	–	–	–	–	–	–	1,463	87,466
Interest bearing deposits with banks	3,844	1,662	86	44	98	–	–	–	–	5,734
Securities	4,189	4,284	5,480	5,375	6,060	18,272	68,521	108,072	53,009	273,262
Securities borrowed or purchased under resale agreements	83,861	21,736	5,101	2,448	48	–	–	–	–	113,194
Loans (1)
Residential mortgages	526	1,519	3,708	5,778	6,501	14,665	105,285	10,810	88	148,880
Consumer instalment and other personal	211	553	940	1,693	1,537	4,844	37,742	14,084	24,499	86,103
Credit cards	–	–	–	–	–	–	–	–	9,663	9,663
Business and government	13,003	9,595	11,724	9,300	11,394	37,250	105,009	17,776	94,259	309,310
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,617)	(2,617)
Total loans, net of allowance	13,740	11,667	16,372	16,771	19,432	56,759	248,036	42,670	125,892	551,339
Other Assets
Derivative instruments	5,362	7,147	3,359	2,552	2,225	7,787	11,636	8,092	–	48,160
Customers’ liabilities under acceptances	9,752	3,461	19	3	–	–	–	–	–	13,235
Other	2,735	625	225	21	2	10	19	5,817	37,355	46,809
Total other assets	17,849	11,233	3,603	2,576	2,227	7,797	11,655	13,909	37,355	108,204
Total Assets	209,486	50,582	30,642	27,214	27,865	82,828	328,212	164,651	217,719	1,139,199

										2022
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (2) (3)	38,064	44,637	49,626	47,908	48,444	39,992	62,978	16,265	421,564	769,478
Other liabilities
Derivative instruments	3,370	11,764	4,399	3,814	2,895	7,619	14,092	12,003	–	59,956
Acceptances	9,752	3,461	19	3	–	–	–	–	–	13,235
Securities sold but not yet purchased (4)	40,979	–	–	–	–	–	–	–	–	40,979
Securities lent or sold under repurchase agreements (4)	94,215	6,476	1,046	2,226	–	–	–	–	–	103,963
Securitization and liabilities related to structured entities	14	2,803	1,300	794	1,673	5,136	9,342	6,006	–	27,068
Other	12,143	4,980	101	97	146	872	2,558	5,722	18,713	45,332
Total other liabilities	160,473	29,484	6,865	6,934	4,714	13,627	25,992	23,731	18,713	290,533
Subordinated debt	–	–	–	–	–	–	25	8,125	–	8,150
Total Equity	–	–	–	–	–	–	–	–	71,038	71,038
Total Liabilities and Equity	198,537	74,121	56,491	54,842	53,158	53,619	88,995	48,121	511,315	1,139,199

(1)	Loans receivable on demand have been included under no maturity.
(2)	Deposits payable on demand and payable after notice have been included under no maturity.
(3)
Deposits totalling $
29,966
 million as at October 31, 2022 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

										2022
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,932	3,610	10,461	13,373	14,753	38,057	119,430	5,490	–	207,106
Letters of credit (2)	1,680	4,601	4,936	4,662	4,922	2,832	3,680	57	–	27,370
Backstop liquidity facilities	–	585	393	1,438	1,275	3,465	9,189	985	–	17,330
Leases	–	–	–	–	–	3	44	256	–	303
Securities lending	–	–	–	–	–	–	–	–	–	–
Purchase obligations	27	98	55	55	58	217	309	22	–	841

(1)
Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

102	BMO Financial Group 205th Annual Report 2022

										2021
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments Assets
Cash and cash equivalents	91,736	–	–	–	–	–	–	–	1,525	93,261
Interest bearing deposits with banks	3,529	1,440	1,172	1,753	409	–	–	–	–	8,303
Securities	5,286	4,742	5,116	3,383	2,692	17,512	43,571	90,225	60,322	232,849
Securities borrowed or purchased under resale a greements	70,080	22,873	11,362	1,602	766	699	–	–	–	107,382
Loans (1)
Residential mortgages	458	1,081	2,109	4,373	4,879	22,170	91,146	9,396	138	135,750
Consumer instalment and other personal	215	419	639	1,166	1,110	5,732	31,613	13,518	22,752	77,164
Credit cards	–	–	–	–	–	–	–	–	8,103	8,103
Business and government	12,082	7,667	7,697	10,496	10,213	29,303	81,377	14,413	66,561	239,809
Allowance for credit losses	–	–	–	–	–	–	–	–	(2,564)	(2,564)
Total loans, net of allowance	12,755	9,167	10,445	16,035	16,202	57,205	204,136	37,327	94,990	458,262
Other Assets
Derivative instruments	2,752	4,924	2,187	1,809	1,634	7,525	8,787	7,095	–	36,713
Customers’ liabilities under acceptances	11,574	2,428	19	–	–	–	–	–	–	14,021
Other	2,002	461	140	4	3	5	1	5,097	29,671	37,384
Total other assets	16,328	7,813	2,346	1,813	1,637	7,530	8,788	12,192	29,671	88,118
Total Assets	199,714	46,035	30,441	24,586	21,706	82,946	256,495	139,744	186,508	988,175

										2021
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (2) (3)	29,885	37,841	42,488	28,857	24,299	33,778	45,729	19,925	422,829	685,631
Other liabilities
Derivative instruments	2,771	3,651	2,379	1,508	1,444	5,723	7,140	6,199	–	30,815
Acceptances	11,574	2,428	19	–	–	–	–	–	–	14,021
Securities sold but not yet purchased (4)	32,073	–	–	–	–	–	–	–	–	32,073
Securities lent or sold under repurchase agreements (4)	73,190	17,199	3,994	3,103	70	–	–	–	–	97,556
Securitization and liabilities related to structured entities	21	1,737	1,527	648	486	7,240	9,791	4,036	–	25,486
Other	10,121	1,632	116	109	162	944	1,277	3,509	20,307	38,177
Total other liabilities	129,750	26,647	8,035	5,368	2,162	13,907	18,208	13,744	20,307	238,128
Subordinated debt	–	–	–	–	–	–	25	6,868	–	6,893
Total Equity	–	–	–	–	–	–	–	–	57,523	57,523
Total Liabilities and Equity	159,635	64,488	50,523	34,225	26,461	47,685	63,962	40,537	500,659	988,175

(1)	Loans receivable on demand have been included under no maturity .
(2)	Deposits payable on demand and payable after notice have been included under no maturity .
(3)
Deposits totalling $20,991 million as at October 31, 2021 have a fixed maturity date; however, they can be redeemed early (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date.

(4)	Presented based on their earliest maturity date.

										2021
(Canadian $ in millions)	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,674	4,935	8,374	13,308	14,498	33,749	99,639	4,571	–	180,748
Letters of credit (2)	1,196	4,083	4,358	3,815	4,806	1,980	3,304	104	–	23,646
Backstop liquidity facilities	189	137	293	1,073	1,578	2,709	6,088	828	–	12,895
Leases	–	–	–	–	1	3	22	222	–	248
Securities lending	3,909	–	–	–	–	–	–	–	–	3,909
Purchase obligations	16	38	47	44	60	139	217	41	–	602

(1)
Commitments to extend credit exclude personal lines of credit and credit cards that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

(2)	Letters of credit can be drawn down at any time. These are classified based on their stated contractual maturity date.
Caution
This Liquidity and Funding Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Material presented in a blue-tinted font above is an integral part of Note 5 of the 2022 audited annual consolidated financial statements.

BMO Financial Group 205th Annual Report 2022	103

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operational
Non-Financial
Risk

Operational
non-financial
risk
encompasses a wide range of
non-financial
risks, including those related to business change, customer trust, reputation and data, all of which can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we hold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.
Operational
non-financial
risk (ONFR) is inherent in all of our business and banking activities and can lead to significant impacts on our operating and financial results, including financial loss, restatements of financial results and damage to BMO’s reputation. Like other financial services organizations that operate in multiple jurisdictions, we are exposed to a variety of operational risks arising from the potential for failures of our internal processes, technology systems and employees, as well as from external threats. Potential losses may be the result of process and control failures, theft and fraud, unauthorized transactions by employees, business disruption, information security breaches, cybersecurity threats, exposure to risks related to third-party relationships, and damage to physical assets. Given the large volume of transactions that we process on a daily basis, and the complexity and speed of our business operations, there is a possibility that certain operational or human errors may be repeated or compounded before they are discovered and rectified.
Operational
non-financial
risk is not only inherent in our business and banking activities, it is also inherent in the processes and controls we use to manage risks. There is the possibility that errors could occur, as well as the possibility that a failure in our internal processes or systems could lead to financial loss and reputational harm. Shortcomings or failures of internal processes, systems or employees, or of services and products provided by third parties, including any of our financial, accounting or other data processing systems, could lead to financial loss, restatements of financial results and damage to BMO’s reputation.
The nature of our business activities also exposes us to the risk of theft and fraud when we enter into credit transactions with customers or counterparties. In extending credit, BMO relies on the accuracy and completeness of any information provided by, and any other representations made by, customers and counterparties. While we conduct due diligence in relation to such customer information and, where practicable and economically feasible, engage valuation experts and other experts or sources of information to assist in assessing the value of collateral and other customer risks, our financial results may be adversely impacted if the information provided by customers or counterparties is materially misleading and this is not discovered during the due diligence process.
We have established various risk management frameworks to manage and mitigate these risks, including internal controls, limits and governance processes. However, despite the contingency plans we have in place to maintain our ability to serve our clients and minimize disruptions and adverse impacts, and the contingency plans of our third-party service providers, our ability to conduct business may be adversely affected by a disruption to the infrastructure that supports our operations and the communities in which we do business, including, but not limited to, disruption caused by public health emergencies or terrorist acts.
We regularly review top and emerging risk exposures that could impact BMO’s business and operations, and we assess our preparedness to proactively manage the risks we face or could face in the future. Consistent with the management of risk across the enterprise, we employ a three-lines-of-defence
approach in managing our exposures to
non-financial
risk.
Refer to the Top and Emerging Risks That May Affect Future Results section for further discussion of these and other risks.
Operational
Non-Financial
Risk Governance
The Enterprise Operational Risk Committee (EORC), a
sub-committee
of the Risk Management Committee (RMC), is the primary governance committee exercising oversight of all operational non-financial
risk management matters, including: providing direction on, and monitoring against, strategic objectives and deliverables; improving operational resilience; and helping ensure that BMO maintains its reputation for preventing avoidable operating failures and mistakes. As part of its governance responsibilities, the EORC reviews and recommends corporate policies and standards to the Board and senior executives for review and approval as required, as well as the methodologies and tools that comprise the governing principles of the Operational
Non-Financial
Risk Management Framework (ONFRMF). The documentation that gives effect to these governing principles is reviewed on a regular basis in order to confirm that it incorporates sound governance practices and is consistent with BMO’s risk appetite. Regular analysis and reporting of our enterprise operational risk profile to the various committees (EORC, RMC and Risk Review Committee (RRC)) are important elements of our risk governance framework. Enterprise operational risk reporting provides an integrated view of top and emerging risks, trends in loss data, capital consumption, key risk indicators and operating group profiles. We continue to invest in our reporting platforms to support timely and comprehensive reporting capabilities in order to enhance risk transparency and facilitate the proactive management of operational risk exposures.
Operational
Non-Financial
Risk Management
As the first line of defence, the operating groups and Corporate Services, including Technology and Operations, are accountable for the day-to-day
management of
non-financial
risk, including the Chief Risk Officers of our businesses, who provide governance and oversight for their respective business units, along with Corporate Services, which provides additional governance and oversight in certain targeted areas. Independent risk management oversight is provided by the Operational
Non-Financial
Risk Management (ONFRM) team, which is responsible for ONFR strategy, tools and policies, and for exercising second-line oversight, effective challenge and governance. ONFRM establishes and maintains the ONFRMF, which defines the processes to be used by the first line of defence to identify, assess, manage, mitigate, monitor and report on key operational risk exposures, losses and near-miss operational risk events with significant potential impact. In addition, the ONFRMF defines the processes by which ONFRM, as the second line of defence, guides, supports, monitors, assesses and communicates with the first line in its management of operational

104	BMO Financial Group 205th Annual Report 2022

non-financial
risks. Operational Risk Officers within ONFRM independently assess group operational risk profiles, identify material exposures and potential weaknesses in processes and controls, and recommend appropriate mitigation strategies and actions. Implementing the governing principles of the ONFRMF also involves continuing to strengthen our risk culture by promoting greater awareness and understanding of non-financial
risk across all three lines of defence, learning from loss events and near-misses, and providing related training and communication, as well as day-to-day
execution and oversight of the ONFRMF. We also continue to strengthen our second-line-of-defence
support and oversight capabilities with an enhanced Operational
Non-Financial
Risk Operating Model, which takes a differentiated approach based on the nature of the underlying risk and existing organizational structures.
Through the implementation and oversight of the ONFRMF, we seek to maintain an operational risk profile that is not only consistent with our risk appetite and supported by adequate capital, but is also reinforced by enhanced operational resilience. Operational resilience is an organization’s ability to protect and sustain core business services that are key for its clients, both during the normal course of business and when experiencing operational stress or disruption. It involves our ability to deal with unpredictable events and adapt to changes in external circumstances. Operational resilience is not a defensive strategy, it is a positive, forward-looking strategic posture that allows us to take measured risks with confidence and prepare BMO to withstand challenges in the market arising from both expected and unexpected events.
The following are the key programs, methodologies and processes set out in the ONFRMF that assist us in the ongoing review of our operational risk profile:
•
Risk Control Self-Assessment
is an established process which is evolving into the Product/Service and Process Risk Assessment program in 2023-2024.
This new Product/Service and Process Risk Assessment program will be used by our operating groups and Corporate Service areas to assess the controls and residual exposures to risk in their business operations by focusing on the key controls they have in place to address specific material risks associated with their products, services, internal activities and processes. It provides a forward-looking view of the impact of the business environment and internal controls on the risk profiles of our operating groups and Corporate Service areas, supporting the proactive prevention, mitigation and management of risk.

•
BMO’s
Initiative Assessment and Approval Process (IAAP)
is used to assess, document and approve qualifying initiatives when a new business, service or product is developed, or existing services and products are enhanced. This process supports continuous oversight of changes in risk by setting out specific requirements for due diligence, approval, monitoring and reporting that apply at all levels of the organization.

•
Material trends, metrics and risk assessments comprising
Key Risk Indicators, Issues Management
and
Internal Loss Data Events
are integral components of the operational risk profile and are utilized to assess specific risk exposures in relation to BMO’s overall risk appetite.

•
Stress testing
assesses the potential impact of severe negative events on key risks and critical business processes in order to inform risk management. Stress testing helps management identify and understand the impact of large-scale events, including events that have a low frequency of occurrence but a high severity of impact, as well as environmental stresses, and develop mitigation measures or controls that aim to help manage tail risk.

•
Effective
business continuity management
prepares us to recover, maintain and manage critical operations and processes, as well as safeguard the interests and well-being of our customers, shareholders and employees, in the event of a business disruption, thereby minimizing any adverse effects on our customers and other stakeholders. We have established a framework that facilitates the rapid recovery and timely resumption of critical operations. Our comprehensive business continuity management strategy involves developing, testing and maintaining effective recovery strategies and plans so that critical processes and third-party arrangements remain viable.

•
BMO’s
Corporate Risk & Insurance team
provides a second layer of mitigation for certain operational risk exposures. We purchase insurance when required by law, regulation or contractual agreement, and when it is economically attractive and practicable to mitigate our risks, in order to provide adequate protection against unexpected material loss.

The following are examples of ONFR that may adversely affect BMO’s business and financial results. For more information, refer to the Top and Emerging Risks That May Affect Future Results section.
Cyber and Cloud Security Risk
Cyber and cloud security is integral to BMO’s business activities, brand and reputation. As technology evolves rapidly and the connective capabilities of digital devices grow, cyber threats and risks also evolve. These threats and risks include: breaches of, or disruptions to, our systems or operations, as well as unauthorized access, use or dissemination of information pertaining to BMO, our customers or employees. Refer to the Risks That May Affect Future Results section for further information.
Technology Risk
Technology is a key enabler of BMO’s critical business products and services delivery. Thus, failure to maintain and invest in technology can lead to operational disruption (e.g., prolonged slowdown or outage of critical systems or business services) and impede the achievement of strategic organizational goals, at significant financial cost. Technology risk management activities are intended to protect BMO’s systems, data and assets, and aim to ensure their confidentiality, integrity and availability. As the adoption of digital banking continues to grow, we continue to invest in innovative new enhancements of our technological capabilities in order to meet our customers’ expectations and keep their data secure.
Data and Analytics Risks
BMO continues to invest in new digital and analytics capabilities in support of the enterprise Digital First goals. Our ability to effectively manage and safeguard our data assets has a direct impact on our digital processes and our ability to develop and introduce innovative new analytics capabilities with tools and systems driven by artificial intelligence (AI). Our management of data risks is focused on the quality, resilience, retention and governance of BMO’s data assets, which are foundational to our business operations. Our management of analytics risks focuses on BMO’s commitment to fair and ethical use of AI tools and systems, in compliance with all regulatory expectations.

BMO Financial Group 205th Annual Report 2022	105

MANAGEMENT’S DISCUSSION AND ANALYSIS

Third-Party Risk
We continue to use third parties to gain rapid access to new technologies, increase efficiencies, and improve competitiveness and performance. This increases our reliance on third parties and sub-contractors
to effectively deliver products and services to our customers, and exposes us to the risk of business disruption and financial loss arising from the breakdown of processes and controls at third parties and their sub-contractors.
To manage this risk, we have in place a robust third-party risk management framework designed to identify, assess, manage, monitor, mitigate and report on risks arising from the use of third parties through all stages of the third-party life cycle, in line with our organizational strategy and risk appetite. We continue to enhance our third-party risk management capabilities in order to help maintain robust risk management, operational resilience and compliance with relevant regulatory requirements. This includes monitoring and assessing the anticipated impact of pending regulatory changes to
B-10
–
Third-Party Risk Management
, to be announced by the Office of the Superintendent of Financial Institutions (OSFI).
Anti-Money Laundering
Compliance with all Anti-Money Laundering, Anti-Terrorist Financing (AML/ATF) and sanctions measures is an integral part of safeguarding BMO, our customers and the communities in which we operate. We are committed to managing AML/ATF and sanctions risks effectively, and complying with all relevant laws and regulations. Risks related to non-compliance
with these requirements can include enforcement action, criminal prosecution, legal action and damage to our reputation. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s AML/ATF and sanctions compliance program promotes effective governance and oversight across all of our businesses, and establishes policies, risk assessments and training, including mandatory annual training for all employees. BMO’s AML/ATF and sanctions compliance program applies analytics, technology and professional expertise in order to deter, detect and report suspicious activity. The CAMLO regularly reports to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and to senior management on the effectiveness of the AML compliance program. Continuing amendments to Canada’s AML/ATF regulations, including the amended regulations that came into effect in June 2021, are intended to improve the effectiveness of Canada’s AML/ATF regime and further align it with international standards. In addition, we continue to comply with the ongoing sanctions arising from Russia’s invasion of Ukraine in February 2022. We remain committed to effective compliance and the ongoing effort to protect the financial system and the communities in which we operate.
Non-Financial
Risk Measurement
Effective November 1, 2019, OSFI permitted BMO, along with other
AMA-approved
banks, to use the Basel II Standardized Approach for determining regulatory capital requirements for enterprise operational risk prior to implementation of the new Standardized Measurement Approach, as part of the final Basel III reforms. We expect to transition to the new Basel III Standardized Measurement Approach for regulatory capital reporting effective February 2023.
Model Risk

Model risk
is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.
Model risk arises from the use of quantitative analytical tools that apply statistical, mathematical, economic, algorithmic or other advanced techniques, such as artificial intelligence (AI) and machine learning (ML), to process input data and generate quantitative estimates. These analytical tools range from very simple models that produce straightforward estimates to highly sophisticated models that value complex transactions or generate a broad range of forward-looking estimates. These models generate results that are used to inform business, risk and capital management decision-making, and to assist in making daily lending, trading, underwriting, funding, investment and operational decisions.
These quantitative analytical tools provide important insights and are effective when used within a framework that identifies key assumptions and limitations, while controlling and mitigating model risk. In addition to applying judgment to evaluate the reliability of model results, we mitigate model risk by maintaining strong controls over the development, validation, implementation and use of all models across the enterprise. We also seek to ensure that qualitative model overlays and non-statistical
approaches to evaluating risks are intuitive, experience-based, well-documented and subject to effective challenge by those with sufficient expertise and knowledge, in order to deliver reasonable results.
Model Risk Management Framework
Risk is inherent in models because model results are estimates which rely on statistical, mathematical or other quantitative techniques that approximate reality to transform data into estimates or forecasts of future outcomes. Model risk also arises from the potential for misuse of models or model results. Model risk is governed at BMO by the enterprise-wide Model Risk Management Framework.

106	BMO Financial Group 205th Annual Report 2022

The Model Risk Management Framework sets out an
end-to-end
approach for model risk governance across the model life cycle and for managing model risk within the limits of our risk appetite. The framework includes BMO’s Model Risk Corporate Policy, Model Risk Guidelines and supporting operating procedures, which outline explicit principles for managing model risk, detail model risk management processes, and define the roles and responsibilities of all stakeholders across the model life cycle. Model owners, developers and users serve as the first line of defence, while the Model Risk group is the second line of defence, and the Corporate Audit Division is the third line of defence.
Our Model Risk group is responsible for developing and maintaining a risk-based Model Risk Management Framework that aligns with regulatory expectations, as well as for exercising oversight of the effectiveness of model processes, model inventory and the overall aggregation, assessment and reporting of model risk. This framework incorporates guidance on the management of risks arising from advances in automated decision-making, such as algorithmic trading, as well as AI and ML. Our Model Risk Management Committee (MRMC), a
sub-committee
of the RMC, is a cross-functional group representing all key stakeholders across the enterprise. The MRMC meets regularly to help direct BMO’s use of models, to oversee the development, implementation and maintenance of the Model Risk Management Framework, to provide effective challenge and to discuss governance of the enterprise’s models.
Outcomes Analysis and Back-Testing
Once models are validated, approved and in use, they are subject to ongoing monitoring, including outcomes analysis, at varying frequencies. As a key component of outcomes analysis, back-testing compares model results against actual observed outcomes. Variances between model forecasts and actual observed outcomes are measured against defined risk materiality thresholds and tolerance ranges, which may result in actions such as model review and parameter recalibration, as appropriate. This analysis serves to confirm the validity of a model’s performance over time. Controls are in place to address identified issues and enhance our models’ overall performance.
All models used within BMO, including models that incorporate AI and ML techniques, are subject to validation and ongoing monitoring to confirm that they are being used in accordance with our framework and in alignment with regulatory expectations, such as those related to ethics, privacy, fairness and explainability. This framework applies to a wide variety of models, ranging from market, credit and non-financial
risk models to stress testing, pricing and valuation, and anti-money laundering models.
Caution
This Operational
Non-Financial
Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Legal and Regulatory Risk

Legal and regulatory risk
is the potential for loss or harm resulting from failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk arising from any failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual
rights; effectively manage disputes; or act in a manner so as to maintain our reputation.
The success of BMO’s business relies in part on our ability to manage our exposure to legal and regulatory risk. The financial services industry is highly regulated and subject to strict enforcement of legal and regulatory requirements. Banks globally continue to be subject to fines and other penalties for a number of regulatory and conduct issues, and we are exposed to risks in connection with regulatory and governmental inquiries, investigations and enforcement actions, and criminal prosecutions. As rulemaking and supervisory expectations continue to evolve, we monitor developments to enable BMO to respond by implementing changes as required.
Under the direction of BMO’s General Counsel, our Legal & Regulatory Compliance group maintains enterprise-wide frameworks that set out the steps to be taken to identify, assess, manage, monitor and report on legal and regulatory issues. We identify applicable laws and regulations and potential risks, recommend mitigation measures and strategies, conduct internal investigations, and oversee legal proceedings and enforcement actions, including civil claims and litigation, criminal charges, and regulatory examinations and audits.
Heightened regulatory and supervisory scrutiny has a significant impact on the way we conduct business. Working with the operating groups and Corporate Services, including Technology and Operations, Legal & Regulatory Compliance assesses and analyzes the implications of regulatory and supervisory changes. We devote substantial resources to the implementation of systems and processes required to comply with new regulations, which may also help us meet the needs and demands of our customers. Failure to comply with applicable legal and regulatory requirements may result in legal proceedings, financial losses, regulatory sanctions, enforcement actions, criminal convictions and penalties, an inability to execute our business strategies, a decline in investor and customer confidence, and damage to our reputation. Certain businesses are also subject to fiduciary requirements, including policies and practices that address the responsibilities of a business to a customer, such as service requirements and expectations, customer suitability determinations, disclosure obligations and communications.
BMO is subject to legal proceedings, including investigations by regulators, arising in the ordinary course of business, and the unfavourable resolution of any such legal proceedings could have a material adverse effect on our business, financial condition, results of operations, cash flows, capital position or credit ratings; require material changes in our operations; result in loss of customers; and damage our reputation. The volume of legal proceedings and the amount of damages and penalties assessed in such legal proceedings could grow in the future. Information regarding material legal proceedings to which we are a party is included in the Legal Proceedings section in Note 24 of the consolidated financial statements. Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. In assessing the materiality of legal proceedings, factors considered include a case-by-case
assessment of specific facts and circumstances, our past experience and the opinions of legal experts. However, some legal proceedings may be highly complex, and may include novel or untested legal claims or theories. The outcome of such proceedings may be difficult to anticipate until late in the proceedings, which may last several years.

BMO Financial Group 205th Annual Report 2022	107

MANAGEMENT’S DISCUSSION AND ANALYSIS

Safeguarding our customers, employees, information and assets from exposure to criminal risk is an important priority. Criminal risk is the potential for loss or harm resulting from failure to comply with criminal laws, which could include acts by employees against BMO, acts by external parties against BMO and acts by external parties using BMO to engage in unlawful conduct, such as fraud, theft, money laundering, violence, cyber-crime, bribery and corruption.
BMO’s Anti-Corruption Office, through its global program, has articulated key principles and procedures necessary for the effective oversight of compliance with anti-corruption legislation in the jurisdictions in which we operate. These include guidance on both identifying and avoiding corrupt practices and rigorously investigating allegations of corrupt activity.
Governments and regulators around the world continue to focus on anti-money laundering and related concerns, raising their expectations concerning the quality and efficacy of anti-money laundering programs and penalizing institutions that fail to meet these expectations. Under the direction of the Chief Anti-Money Laundering Officer (CAMLO), BMO’s Anti-Money Laundering Office is responsible for the governance, oversight and assessment of the principles and procedures designed to help ensure compliance with laws and regulations and internal risk parameters related to anti-money laundering, anti-terrorist financing and sanctions measures. For additional discussion regarding BMO’s risk management practices with respect to anti-money laundering measures, refer to the Anti-Money Laundering section.
We recognize that our business is built on BMO’s reputation for good conduct. In recognition of this, we have adopted a wide range of practices in addition to BMO’s Code of Conduct to support the ethical conduct of our employees. BMO’s Ethical Culture and Conduct Framework sets out our approach to managing and mitigating potential misconduct. Misconduct is behaviour that falls short of legal, professional, internal conduct and ethical standards. Similar to our approach to other non-financial
risks, this framework is supported by our Enterprise-Wide Risk Management Framework and our focus on maintaining a strong risk culture. For further discussion, refer to the Risk Culture section.
All of these frameworks reflect the
three-lines-of-defence
operating model described previously. The operating groups and Corporate Services, including Technology and Operations, manage day-to-day
risks by complying with corporate policies and standards, while Legal & Regulatory Compliance units specifically aligned with each of the operating groups provide advice and independent legal and regulatory risk management oversight.
We continue to respond to other global regulatory developments, including capital and liquidity requirements. These developments include consumer protection measures and specific financial reforms, including proposed reforms in respect of the assessment, management and disclosure of climate-related financial risk, which are discussed in further detail below. For additional discussion of regulatory developments relating to capital management and liquidity and funding risk, refer to the Enterprise-Wide Capital Management section and the Liquidity and Funding Risk section. For a discussion of the impact of certain other regulatory developments, refer to: Critical Accounting Estimates and Judgments – Income Taxes and Deferred Tax Assets; Tax Legislation and Interpretations; Fiscal and Monetary Policies and Other Economic Conditions in the Countries in which BMO Conducts Business; and Benchmark Interest Rate Reform.
Consumer and Investor Protection
– Regulators around the world continue to focus on consumer protection measures, including with respect to seniors and other vulnerable customers, interactions with consumers, and standards of conduct for individuals in the financial services industry. In Canada, these measures have included amending the
Bank Act
to implement the Financial Consumer Protection Framework (FCPF) and amending the
Financial Consumer Agency of Canada Act
to strengthen the mandate and powers of the Financial Consumer Agency of Canada. Key features of the FCPF include the introduction of responsible business conduct obligations, such as prohibited conduct and obtaining express consent, cooling-off
periods for certain consumer agreements, stricter complaint management and whistleblowing requirements, implementation of an appropriateness requirement for the sale of banking products to retail customers, and enhanced disclosure requirements. BMO implemented the FCPF on June 30, 2022. In addition, reforms to the Canadian securities regulatory regime related to the protection of investors are also proceeding. Canadian securities regulatory reforms include plans to: consolidate the Mutual Fund Dealers Association of Canada (MFDA) and the Investment Industry Regulatory Organization of Canada (IIROC) into a single self-regulatory organization and combine the two investor protection funds, and harmonize and enhance the reporting of ongoing costs, including embedded fees, of owning investment funds and segregated funds under joint proposals by the Canadian Securities Administrators (CSA) and Canadian Council of Insurance Regulators. Regulators also plan to monitor and assess the impacts of the client-focused reforms, the final stage of which came into effect on December 31, 2021. In the United States, banking regulators have a heightened focus, with respect to all consumer products, on matters pertaining to racial equity and consumer protection. Key consumer concerns, including fair lending, and unfair, deceptive or abusive acts or practices, are the subject of heightened regulatory scrutiny in bank examination programs.
French Language Requirements in Quebec
– On May 24, 2022, the Quebec government adopted Bill 96, which provides for material amendments to the Charter of the French Language and other legislation. Bill 96 received royal assent on June 1, 2022. Some changes were effective immediately, while others will be effective at a later date (three months, one year or three years). The purpose of Bill 96 is to affirm that the official language of Quebec is French. The Bill sets out new obligations intended to ensure that employees’ right to carry on their activities in French is respected and that French is the language of business and service in Quebec. It also strengthens the forms of recourse available to employees and customers. The Office québécois de la langue française has enhanced enforcement powers and can impose stricter penalties. The main areas impacted by this legislation are labour and employment matters, the language of proceedings filed with the court, the registration of security interests and other related documents, the language of standard-form and consumer contracts, communications and contracts with the Quebec government and its agencies (subject to certain exceptions), trademarks, remedies and penalties. We are implementing the new requirements, in accordance with the required timelines.
U.S. Regulatory Reform
– In 2022, leadership at the U.S. federal banking agencies continued to evolve, including key appointees who may initiate regulatory reforms, impact areas of supervisory focus or facilitate new rulemaking. It is expected that the agencies will issue new rules related to data collection for small business lending and reforms to the rules implementing the
Community Reinvestment Act
. In addition, agencies and U.S. lawmakers continue to focus on consumer protection, as well as potential reforms to bank merger standards. We continue to monitor the rulemaking activities at all relevant agencies.

108	BMO Financial Group 205th Annual Report 2022

Other Regulatory Initiatives Impacting Financial Services in Canada
– The Department of Finance Canada has appointed an open banking lead to develop a Canadian open banking system, which would allow Canadian consumers and small businesses to direct federally regulated financial institutions to share their banking information through a secure mechanism with entities that meet information security and other requirements. Implementing regulations are required for other earlier amendments to the
Bank Act
that will allow banks to undertake broader financial technology activities. As part of the 2021 federal budget process, the Department of Finance Canada launched consultations regarding the reduction of interchange fees that would benefit small businesses. These consultations precede legislative modification to interchange fees, which had previously been lowered by legislation in 2018. At this time, we are not anticipating changes from the current voluntary commitment of the payment networks. In addition, the federal government has tabled Bill
C-13,
which is intended to promote substantive equality between the French and English languages in federally regulated businesses, including banks. The Bill is currently being considered by the Standing Committee on Official Languages.
Climate Change and Environmental, Social and Governance Matters
– We continue to monitor the rulemaking activities of securities regulatory authorities, and we are participating in programs and consultations that focus on risk management and disclosures related to environmental, social and governance (ESG) matters, as well as trends in climate-related litigation. Globally, we are also tracking the emergence of formal supervisory regulatory frameworks governing climate change risk analysis and reporting, including in Canada, the United States, the United Kingdom and the European Union. In addition, emerging regulatory requirements in certain U.S. jurisdictions may prohibit or penalize financial institutions that engage in “boycotting” due to environmental concerns or require clients to meet environmental standards that exceed the legal or regulatory requirements in the jurisdictions in which they operate. ESG and climate-related litigation trends and regulatory investigations involving disclosure practices or financing activities, as well as allegations of “greenwashing”, also continue to evolve. We are monitoring these trends and assessing their potential impact in the context of BMO’s climate-related sustainable finance and responsible investment activities, environmental and social risk management, and ESG and climate-related disclosure practices. For further discussion, refer to the Environmental and Social Risk section.
Privacy
– There is an increasing focus on privacy regulation related to the use and safeguarding of personal information, and we continue to advance our privacy program to comply with these evolving regulatory requirements. In Canada, significant reform to federal privacy laws is expected under Bill
C-27,
including new regulatory powers and penalties. In Quebec, Bill 64 has been adopted, which will modernize the province’s private-sector privacy regime and give new powers to regulators to impose monetary administrative penalties. Ontario is also considering implementing private-sector privacy legislation. Outside of Canada, large fines and settlements have been imposed for breaches of privacy rights and failure to comply with regulatory privacy requirements, evidence of heightened regulatory vigilance and enforcement. The
California Consumer Privacy Act
,
which is currently the most comprehensive privacy law at the state level in the United States, will be enhanced and amended in 2023 by the
California Privacy Rights Act
, which includes new and expanded privacy rights for California residents. Other states have introduced privacy legislation, and this is leading to a growing patchwork of privacy laws in the United States. In the European Union and the United Kingdom, new standard contractual clauses have been introduced to address concerns regarding the transfer of personal data to countries lacking adequate privacy protection. For additional discussion regarding privacy, refer to the Cyber and Cloud Security Risk section and the Operational
Non-Financial
Risk – Cyber and Cloud Security Risk section.
The General Counsel and the Chief Compliance Officer regularly report to the Audit and Conduct Review Committee (ACRC) of the Board of Directors and senior management on the effectiveness of our Enterprise Compliance Program. The program uses a risk-based approach to identify, assess and manage compliance with applicable laws and regulations, and directs operating groups and Corporate Services to maintain policies, procedures and controls that address these laws and regulations. Under the direction of the Chief Compliance Officer, we identify and report on gaps and deficiencies, and we track remedial action plans. The CAMLO also regularly reports to the ACRC.
All BMO employees must regularly complete legal and regulatory training on topics such as anti-corruption, anti-money laundering and privacy policies, standards and procedures. This is done in conjunction with our Code of Conduct training, which tests employees’ knowledge and understanding of the behaviour required of employees of BMO.
Caution
This Legal and Regulatory Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Strategic Risk

Strategic risk
arises from the possibility that BMO could experience financial loss or other types of harm due to changes in the external business environment and failure to respond effectively to these changes as a result of inaction, inappropriate strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.
Strategic risk arises from external risks inherent in the business environment within which BMO operates, as well as from the potential financial loss or other negative impact that BMO could experience if we are unable to address those external risks effectively. While external strategic risks – including economic, geopolitical, regulatory, technological, social and competitive risks – cannot be controlled, the likelihood and magnitude of their impact can be limited through an effective strategic risk management framework, and certain of these risks, including economic, geopolitical and regulatory risks, can be assessed through stress testing.
BMO’s Corporate Strategy team oversees the strategic planning process and works with the lines of business, along with ERPM, Finance and Corporate Services, to identify, monitor and mitigate strategic risk across the enterprise. Our rigorous strategic risk management framework encourages a consistent approach to developing strategies, delivered through an integrated, multi-year strategic and financial planning process that directs funding to support specific strategic choices across each line of business.
The Corporate Strategy team works with the lines of business and key corporate stakeholders during the strategy development process to promote consistency and adherence to strategic management standards, including a consideration of the results of stress testing as an input into strategic decision-making. The potential impacts of changes in the business environment, including macroeconomic developments, broad industry trends, the actions of existing and new competitors and regulatory developments, are considered in this process and inform strategic decision-making within each

BMO Financial Group 205th Annual Report 2022	109

MANAGEMENT’S DISCUSSION AND ANALYSIS

line of business. Enterprise and group strategies are reviewed with the Executive Committee and the Board of Directors annually in interactive sessions that challenge assumptions and strategies in the context of both the current and potential future business environment. Where required, these strategies are revised to address new or unexpected developments, such as rising interest rates, inflation and changes to regulatory policy.
Business risk, as a component of strategic risk, encompasses the potential causes of earnings volatility that are distinct from credit, market or non-financial
risk factors. BMO’s profitability, and hence value, may be eroded by changes in the business environment or by failures of strategy or execution due to changing client expectations, the inability to correctly identify client expectations, or relatively ineffective strategic responses to industry changes. Within BMO, each operating group is responsible for controlling its respective business risk by assessing, managing and mitigating any risks arising from changes in its business volumes or cost structures, as well as actions that could be taken by competitors in future, among other factors. To manage the impacts of transverse business risks (i.e., those spanning multiple lines of business, such as climate change), the Corporate Strategy team works in tandem with the relevant lines of business to shape effective mitigation approaches.
The ability to implement the strategic plans developed by management influences our financial performance. Performance objectives established through the strategic planning process are monitored regularly and reported on quarterly, using both leading and lagging indicators of absolute and relative performance, so that strategies can be reviewed and adjusted where necessary. Regular strategic and financial updates are also reviewed closely in order to identify any significant emerging risk issues.

Environmental and Social Risk

Environmental and social risk
is the potential for loss or harm directly or indirectly resulting from environmental and social factors that impact BMO or its customers, and BMO’s impact on the environment and society.
In recognition of its unique characteristics, Environmental and Social (E&S) risk is classified in BMO’s Risk Taxonomy as a transverse risk that may arise over a range of time frames, from short-term to long-term. Factors that may give rise to E&S risk include, but are not limited to: climate change; pollution and waste; energy, water and other resource usage; biodiversity and land use; human rights; diversity, equity and inclusion; labour standards; community health, safety and security; land acquisition and involuntary resettlement; Indigenous peoples’ rights; and cultural heritage.
We may be directly exposed to E&S risk associated with the ownership and operation of BMO’s businesses, which involve the management and operation of real estate owned or leased by BMO. We may be indirectly exposed to the risk of financial loss or reputational harm if our customers, suppliers or clients are affected by E&S factors, such that they are unable to meet their financial or other obligations to us. E&S factors may also give rise to the risk of reputational harm, for instance if we are perceived to not respond effectively to those factors, or to cause, contribute or be linked to adverse impacts on the environment or society.
Governance
The Board of Directors, through the Risk Review Committee (RRC), approves the Enterprise Risk Appetite Statement, including the E&S Risk Appetite Statement and the E&S Risk Corporate Policy. The Audit and Conduct Review Committee (ACRC) assesses the effectiveness of BMO’s governance of sustainability matters and approves BMO’s sustainability reporting and disclosures, including our Sustainability Report and Public Accountability Statement, and our Climate Report. The RRC assists the Board of Directors in executing its oversight responsibilities for the identification, assessment and management of our exposure to E&S risk, including risks arising from climate change, for overall adherence to risk management corporate policies, and for complying with risk-related regulatory requirements. The Human Resources Committee has responsibility for the alignment of executive compensation with performance, including performance in relation to BMO’s environmental and social objectives. The Governance and Nominating Committee reviews the Board and committee charters regularly to assess coverage and the alignment of ESG-related oversight responsibilities to their respective mandates.
BMO’s General Counsel is the bank’s Executive Committee Sponsor for Sustainability and has accountability for areas such as legal and regulatory risk, reputation risk, business conduct, ethics and sustainability, including climate change. Our ESG Executive Committee comprises senior leaders from the lines of business and Corporate Services across the enterprise, and provides oversight and leadership for our sustainability strategy, including our Climate Ambition, as described in the Climate Change section. In addition to the ESG Executive Committee, the bank has a Sustainability Council, which is a leadership forum to advance sustainability initiatives. The Sustainability team is responsible for coordinating the development and maintenance of an enterprise-wide strategy that meets our overarching E&S responsibilities.
The Chief Risk Officer (CRO) provides independent review and oversight of enterprise-wide risks and leadership on risk issues, developing and maintaining a risk management framework and fostering a strong risk culture across the organization. Enterprise Risk and Portfolio Management (ERPM) provides risk management oversight, supporting a disciplined approach to risk-taking in independent transaction approval and portfolio management, policy formulation, risk reporting, climate scenario analysis, modelling and risk education. The CRO and the ERPM team periodically report to the RRC on E&S risk matters, including climate change.
As set out in our E&S Risk Corporate Policy, the Head of Risk Frameworks and Regulatory Capital Oversight leads the E&S team and is responsible for developing and overseeing the implementation of the E&S risk management framework, consistent with regulatory expectations and considering leading industry practices. These include: integrating the management of E&S risk across the ERMF; providing subject-matter expertise, input and approval, if needed, for data sources, advisors and other information necessary to support the identification, management, assessment, monitoring and reporting of E&S risk, developing the enterprise risk appetite statement for E&S risk with corresponding key risk metrics; reporting on E&S risk exposures to senior management, the Board of Directors and its committees, and our regulators; supporting the drafting of disclosures on E&S risk; supporting ERPM leadership in carrying out their accountabilities; and assessing new E&S risk exposures and recommending escalation to the CRO or General Counsel, and/or relevant management committees, if necessary.
The Chief Sustainability Officer works in partnership with ERPM and is responsible for providing strategic direction and advisory support on sustainability matters, including sustainability governance and E&S risk management, across BMO. These include: providing subject-matter expertise

110	BMO Financial Group 205th Annual Report 2022

and input for the development of the E&S risk management framework outlined in the E&S Risk Corporate Policy, to drive alignment with regulatory expectations and considering leading industry practices; and providing guidance and subject-matter expertise to the operating groups and Corporate Services (including Finance, People & Culture, Strategy, Corporate Real Estate, and Procurement), Legal & Regulatory Compliance and ERPM regarding the identification, management, assessment, monitoring and reporting of E&S risk, in alignment with the Reputation Risk Management Framework set out in the Reputation Risk Corporate Standard. The Chief Sustainability Officer reports quarterly to the Sustainability Council and reports regularly to the ESG Executive Committee, as well as to other relevant Board and management committees, on key sustainability developments and climate change, and engages with external stakeholders to better understand the social consequences and environmental effects of our operations and financing decisions.
Senior management oversees E&S risk through management committees and forums that provide oversight and receive updates on sustainability matters and E&S risk. These include, but are not limited to: Sustainability Council, Disclosure Committee, Risk Management Committee (RMC), Reputation Risk Management Committee (RRMC), Enterprise Regulatory Developments Committee, Sustainable Finance Steering Committee, Impact Investment Fund Committee and BMO GAM Investment Committee. The ESG Executive Committee, chaired by BMO’s General Counsel with representation from the Executive Committee, examines topics related to sustainability and E&S risk, including climate strategy. Additional committees, forums and working groups will be established as needed. In addition, the Board and management committees operating in other jurisdictions receive updates and oversee E&S risk for the relevant jurisdiction. They may also receive updates on sustainability matters and E&S risk across the enterprise.
Environmental and Social Risk Management Approach
A successful future for BMO and our customers depends on the sustainability of the environment, communities and economies in which BMO and our customers operate. At BMO, we seek to understand the impact that environmental and social factors have on our business environment, clients, portfolios and operations. With this understanding, we are better positioned to make informed strategic decisions.
E&S risk is a transverse risk that impacts our other material risks: credit and counterparty risk, market risk, insurance risk, liquidity and funding risk, operational non-financial
risk, legal and regulatory risk, strategic risk and reputation risk. We have developed a qualitative risk appetite statement on E&S risks, including risks related to climate change. In addition, we have established a key risk metric with risk tolerance thresholds, which measures our lending to carbon-related assets as a percentage of our total net loans and acceptances, net of the allowance for credit losses on impaired loans.
We have established an E&S Risk Corporate Policy that is part of our ERMF and applies to all employees of BMO and its subsidiaries. The policy outlines the expectation of our Board of Directors that BMO will integrate E&S risk considerations across the ERMF, and sets out a foundation for risk governance in all stages of the risk management life cycle (identification, assessment, management, monitoring and reporting). It is supported by BMO’s three-lines-of-defence operating model, as underpinned by our risk culture. The approach to implementation involves building new capabilities while also leveraging our existing risk governance mechanisms and tools, to identify, assess, manage, monitor and report on potential impacts to clients, portfolios and operations. We recognize that E&S risk management is a new risk discipline and that, along with our peers, we are on a longer journey to fully understand and manage these risks. We will need to adapt and refine our approach, tools and methodologies in order to we address the changing expectations and requirements of our regulators, clients, communities and shareholders.
E&S risk is addressed in our Credit Risk Management Framework, including provisions for governance and accountabilities, enhanced due diligence and requirements for escalations or exceptions. We have sector-specific financing guidelines to help us identify and manage E&S risks in higher-risk sectors and to integrate a consideration of these risks into our decision-making, including topics such as climate change and Indigenous consultation. Social and environmental requirements in financing arrangements and transactions are monitored by the lines of business as part of our overall monitoring process. Updates to our policies are distributed to all affected employees, and we inform key decision-makers on a case-by-case
or
issue-by-issue
basis, as necessary. Our internal audit function periodically conducts audits on all operating units, which include assessing compliance with applicable policies and procedures, including those related to E&S risk management. We evaluate the E&S risks associated with credit and counterparty transactions and exposures, and we apply enhanced due diligence processes to transactions with clients operating in certain higher-risk sectors and geographies. Transactions involving significant environmental or social concerns may be escalated to BMO’s Reputation Risk Management Committee for consideration. We have restrictions in place for lending to companies involved in certain higher-risk activities, as described in the Environmental and Social Risk Management section of BMO’s Sustainability Report.
Our Sustainability team partners with the Procurement and Corporate Real Estate groups on operational sustainability. Together, these groups are responsible for establishing and maintaining an operational environmental management approach, including the application of the framework set out in ISO 14001, and for setting objectives and targets that are intended to align our operations with our sustainability performance goals.
Frameworks and Commitments
In order to better understand and address the issues that affect our business and our approach to E&S risk management, we are signatories to, and participate in, many market-leading initiatives, including the Equator Principles, the United Nations (UN) Principles for Responsible Banking (UNPRB) and the UN Principles for Responsible Investment (UNPRI), and we are a member of the Partnership for Carbon Accounting Financials (PCAF), the
Net-Zero
Banking Alliance (NZBA) and
Net-Zero
Asset Managers initiative (NZAM). These frameworks may include process and reporting requirements that are intended to be voluntary, or they may adopt a
“comply-or-explain”
approach. As signatories, we may be exposed to legal, regulatory or reputation risk in the event that we do not fully implement these frameworks, either as a result of our own actions or due to external factors.
•
The Equator Principles serve as a common baseline and framework for financial institutions to identify, assess and manage E&S risks that may arise in project financing. We apply this credit risk management framework to identify, assess and manage any exposures to E&S risks in these transactions. As a signatory to the Equator Principles, we have implemented the EP4 framework, the most recent iteration of the Equator Principles, which includes requirements related to climate change and free, prior and informed consent of affected Indigenous peoples, for transactions within its scope.

BMO Financial Group 205th Annual Report 2022	111

MANAGEMENT’S DISCUSSION AND ANALYSIS

•
UNPRB provides a framework for a sustainable banking system and is the only sustainability framework for banks that is applicable across the enterprise, providing guidance at the strategic, portfolio and transaction levels across all lines of business. UNPRB enables any financial institution genuinely committed to sustainable and responsible banking to set targets that are within the scope of its capabilities and current financial and operational position.

•	UNPRI is a framework that encourages sustainable investing through the integration of ESG considerations into investment decision-making and ownership practices.
•
PCAF is a global partnership of financial institutions working together to develop and implement a harmonized approach to assessing and disclosing the greenhouse gas (GHG) emissions associated with loans and investments.

•
NZBA and NZAM are
industry-led,
UN-convened
organizations of banks and asset managers supporting the implementation of decarbonization strategies and the development of an internationally coherent framework and guidelines for banks and asset managers committed to aligning their lending and investment portfolios with net-zero
emissions by 2050.

In order to be better informed about emerging environmental and social risks, we participate in global forums with our peers and maintain an open dialogue with our external stakeholders. BMO is a member of, and actively engaged in, sustainability-focused working groups of the United Nations Environment Programme – Finance Initiative
(UNEP-FI).
BMO is also a member of the U.S. Risk Management Association Climate Risk Consortium.
Climate Change
BMO’s Climate Ambition is to be our clients’ lead partner in the transition to a net-zero
world. We strive to achieve this ambition through a four-pillar climate strategy: Commitment; Capabilities; Client partnership and commercialization; and Convening for climate action. As a global bank, we aim to help drive the transformation to a net-zero
carbon economy by partnering with our clients to accelerate the low-carbon
transition. As part of the development of our climate-related capabilities, in March 2021, we announced the establishment of the BMO Climate Institute – a centre of excellence that bridges climate-related policy and science with business strategy and finance to unlock solutions for BMO and our clients.
In line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we recognize that climate change involves exposure to physical risks and transition risks. Physical risks are risks associated with a changing climate, which can have both acute and chronic physical effects. These risks may include an increase in the frequency and intensity of weather-related events, such as storms, floods, wildfires and heatwaves, or longer-term changes, such as temperature changes, rising sea levels and changes in soil productivity. To date, key climate change indicators, weather-related events and associated scientific research indicate that global exposure to climate change risks may be accelerating. Transition risks are associated with the shift to a net-zero
carbon economy. These risks may arise from climate-related policy changes, technological changes and behavioural changes involving carbon-pricing mechanisms or a shift in consumer preferences toward lower-carbon products and services. We continue to closely monitor these changes, some of which may unfold more rapidly than others as consumers, clients, investors, governments and communities act to enhance their resilience to climate-related risks.
We consider the physical and transaction risks arising from climate change to be transverse risks, as discussed in the Environmental and Social Risk Management Approach section. Our Environmental and Social Risk Financing Guideline includes direction on developing an understanding of specific climate change impacts on borrowers and their operations, including regulatory and/or legislative changes. To avoid over-exposure to any one sector or geographic region that might be exposed to climate-related risks, we maintain a diversified lending portfolio. We continue to conduct sector-specific reviews across our lending portfolio to assess exposure to climate-sensitive industries.
We are developing a climate scenario analysis program to explore climate-specific vulnerabilities in order to enhance our resilience to climate-related risks, in line with the TCFD recommendations. The climate scenario analysis program leverages existing risk capabilities in combination with climate-specific expertise. This program includes the evaluation of transition risks and/or physical risks, where relevant and potentially significant, across a selection of climate-sensitive portfolios, and we will continue expanding analyses across sectors and risk types in line with internal policies and any applicable regulatory requirements. Utilizing scenario analysis to gain a deeper understanding of climate-related risks is relatively new and evolving rapidly. As we enhance our knowledge of climate-related impacts and consider comprehensive climate-based scenarios, and as data modelling techniques and data availability improve, we expect our approach to analyzing these scenarios will evolve. These analyses will help identify potential exposures to material financial risks and may inform our business strategy in relation to climate change, going forward.
We continue to assess the credibility, reliability, comparability and decision-making usefulness of various measurement, assessment and reporting approaches, as well as how they could be incorporated into our climate risk management program and associated disclosures.
Codes of Conduct and Statement on Human Rights
BMO’s Board-approved Code of Conduct reflects our commitment to manage our business responsibly. Our Statement on Human Rights describes our approach to human rights in the context of the UN Guiding Principles on Business and Human Rights. We report publicly under the United Kingdom
Modern Slavery Act 2015
and the Australian
Modern Slavery Act 2018
, and we have in place a Supplier Code of Conduct, which outlines our standards for integrity, fair dealing and sustainability. We are also monitoring Bill S-211,
An Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff
(Bill S-211), and will develop a plan for alignment, if and when Bill S-211 is enacted. We expect our suppliers to be aware of, understand and comply with the principles of our Supplier Code of Conduct.

112	BMO Financial Group 205th Annual Report 2022

Legal and Regulatory Developments
We continue to monitor the rulemaking activities of securities regulatory authorities and standard-setters. In October 2021, the Canadian Securities Administrators proposed National Instrument
51-107,
Disclosure of Climate-related Matters
(NI
51-107)
and related policies. NI
51-107
would involve compliance by reporting issuers with disclosure requirements related to climate-related governance, strategy, risk management, metrics and targets, which would be finalized in 2023. In January 2022, Canadian securities regulators published guidance on ESG disclosure practices for investment funds. In March 2022, the International Sustainability Standards Board (ISSB) published two exposure drafts setting out proposed new IFRS general requirements, one involving disclosure of sustainability-related financial information and the other involving climate-related disclosures. The ISSB standards are expected to be released in 2023. We have established internal working groups to assess the impact of these new rules and standards on our disclosure practices, identify any potential gaps in our reporting and develop a plan to implement new disclosure practices, if and when such rules and standards are announced.
In May 2022, the Office of the Superintendent of Financial Institutions (OSFI) launched a public consultation process for its draft Guideline B-15,
Climate Risk Management
(Guideline B-15). Guideline B-15 consists of two chapters, the first outlining OSFI’s expectations for governance and management of climate-related risks, and the second outlining OSFI’s expectations for the disclosure of climate-related risks. The final Guideline B-15 is expected to be released in early fiscal 2023, with federally regulated financial institutions expected to report Guideline B-15 disclosures for fiscal years ending on or after October 1, 2023. We are currently developing programs through Enterprise-Wide Risk and Portfolio Management, including a climate scenario analysis program, that address these developments, and we plan to integrate these emerging expectations into our ERMF.
We are also monitoring trends in climate-related litigation, including cases involving allegations of “greenwashing”, where claims of environmental and social benefits are made in relation to products or services or corporate performance that are not capable of substantiation, or which give a misleading impression. Prosecution of greenwashing claims has occurred in jurisdictions in Canada, the United States and Europe, and the Securities Exchange Commission (SEC) is seeking comment on two proposed rules expanding the regulation of
ESG-related
funds. We continue to evaluate our
ESG-related
disclosures for consistency and accuracy in relation to our practices and approach, and we are assessing our exposure to risks that may arise in relation to allegations of greenwashing.
Reporting
We have supported the TCFD since 2018, and we have adopted the TCFD framework to guide climate-related financial disclosures, as set out in our Climate Report. Our Sustainability Report is prepared in accordance with the Global Reporting Initiative (GRI) Standards (core option) and the GRI Financial Services Sector Disclosure, and integrates the disclosure frameworks of the TCFD and the Sustainability Accounting Standards Board. This report includes the Public Accountability Statements for Bank of Montreal, Bank of Montreal Mortgage Corporation, BMO Life Assurance Company and BMO Life Insurance Company, outlining certain aspects of Bank of Montreal’s contributions, and the contributions of its affiliates with operations in Canada, to the Canadian economy and society. These statements meet the requirements of the Canadian federal government’s Public Accountability Statement regulations. The shareholders’ auditors provide a limited assurance report on selected environmental and social indicators in the Sustainability Report and the Climate Report.
Caution
This Environmental and Social Risk section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Reputation Risk

Reputation risk
is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.
Our reputation is built on our commitment to high standards of business conduct, and is one of our most valuable assets. By protecting and maintaining our reputation, we safeguard our brand, increase shareholder value, reduce our cost of capital, improve employee engagement, and preserve our customers’ loyalty and trust.
We manage risks to our reputation by considering the potential reputational impact of all business activities, including strategy development and implementation, transactions and initiatives, product and service offerings, and events or incidents impacting BMO, as well as day-to-day
decision-making and conduct. We consider our reputation in everything that we do.
BMO’s Code of Conduct is the foundation of our ethical culture, and it provides employees with guidance on the behaviour that is expected of them, so that they can make the right choice in decisions that affect our customers and stakeholders. Ongoing reinforcement of the principles set out in the Code of Conduct minimizes risks to our reputation that may result from poor decisions or behaviour. Recognizing that non-financial
risks can have a negative effect as significant as the effect of financial risks, we actively promote a culture which encourages employees to raise concerns and supports them in doing so, with zero tolerance for retaliation.
In our corporate governance practices and Enterprise-Wide Risk Management Framework, we have put in place specific controls to manage risks to our reputation. We seek to identify activities or events that could impact our reputation with customers, regulators or other stakeholders. Where we identify a potential risk to our reputation, we take steps to assess and manage that risk. Instances of significant or heightened exposure to reputation risk are escalated to BMO’s Reputation Risk Management Committee for review. As misconduct can impact our reputation, the Chief Ethics Officer, who is responsible for enterprise-wide reporting on employee conduct, escalates instances of misconduct involving significant reputation risk to BMO’s Reputation Risk Management Committee, as appropriate.

BMO Financial Group 205th Annual Report 2022	113

MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Matters and Disclosure and Internal Control
Critical Accounting Estimates and Judgments
The most significant assets and liabilities for which we must make estimates and judgments include: allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions, including legal proceedings and restructuring charges; transfers of financial assets; and consolidation of structured entities. We make judgments in assessing the business model for financial assets, as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities (SEs). These judgments are discussed in Notes 6 and 7 of the financial statements. Note 17 of the consolidated financial statements provides further details on the estimates and judgments made in determining the fair value of financial instruments. If actual results were to differ from these estimates, the impact would be recorded in future periods.
By their very nature, the judgments and estimates that we make for the purposes of preparing financial statements relate to matters that are inherently uncertain. However, we have detailed policies and control procedures that are intended to ensure the judgments made in estimating these amounts are well controlled, independently reviewed and consistently applied from period to period. We believe that the estimates of the value of our assets and liabilities are appropriate.
For a more detailed discussion of the use of estimates, refer to Note 1 of the consolidated financial statements.
Allowance for Credit Losses
The allowance for credit losses consists of allowances for estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances for performing loans, which represent our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance on performing loans is based on the requirements of IFRS 9
Financial Instruments
and considering the guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). Under the IFRS 9 expected credit loss (ECL) methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been actual impairment. ECL is calculated on a probability-weighted basis, based on three economic scenarios, and is calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. The determination of a significant increase in credit risk requires a consideration of many different factors that will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day
past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. We applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions will change over time, and the impact of any such change will be recorded in future periods.
In establishing our allowance on performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group. The allowance on performing loans is sensitive to changes in economic forecasts and the probability weight assigned to each forecast scenario. When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including the equity volatility index (VIX), corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single factor to which the allowances as a whole are sensitive. Holding all else equal, as economic variables worsen, the allowance on performing loans would increase and conversely, as they improve, the allowance would decrease. In addition, assuming all variables are held constant, an increase in loan balances or a deterioration in the credit quality of the loan portfolio would both drive an increase in the allowance on performing loans.
Information on the provision for credit losses for the years ended October 31, 2022 and 2021 can be found in the Total Provision for Credit Losses section. Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of Credit and Counterparty Risk, as well as in Note 4 of the consolidated financial statements.
Financial Instruments Measured at Fair Value
We record assets and liabilities classified as held for trading, assets and liabilities designated at fair value, derivatives, certain equity and debt securities and securities sold but not yet purchased at fair value. Fair value represents the amount that would be received on the sale of an asset or paid on the transfer of a liability in an orderly transaction between willing parties at the measurement date. We employ the fair value hierarchy based on inputs we use in valuation techniques to measure fair value of our financial instruments. The extent of our use of quoted market prices (Level 1), internal models with observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of loans, securities, derivatives, certain other assets, and liabilities recorded at fair value as at October 31, 2022 and October 31, 2021, as well as a sensitivity analysis of our Level 3 financial instruments, is disclosed in Note 17 of the consolidated financial statements. For instruments that are valued using models, we consider all reasonable available information and maximize the use of observable market data.

114	BMO Financial Group 205th Annual Report 2022

Valuation Product Control (VPC), a group independent of the trading lines of business, seeks to ensure that the recorded fair values of financial instruments are materially accurate by:
•	Developing and maintaining valuation policies, procedures and methodologies in accordance with IFRS and regulatory requirements
•	Establishing official rate sources for valuation data inputs, and
•	Providing independent review of portfolios for which prices supplied by traders are used for valuation.
When VPC determines that adjustments to valuations are needed to better reflect fair value estimates based on data inputs from official rate sources, the adjustments are subject to review and approval by the Valuation Steering Committee (VSC).
The VSC is our senior management valuation committee. It meets at least monthly to address the more challenging valuation issues related to our portfolios, approves valuation methodology changes as needed to enhance the reliability of our fair value estimates, and acts as a key forum for the discussion of sources of valuation uncertainty and how these have been addressed by management.
As at October 31, 2022, total valuation adjustments were a net decrease in value of $197 million for financial instruments carried at fair value on the Consolidated Balance Sheet (a net decrease of $124 million as at October 31, 2021).
Pension and Other Employee Future Benefits
Our pension and other employee future benefits expense is calculated by independent actuaries using assumptions determined by management. Differences between actual experience and the assumptions used are recognized in other comprehensive income.
Pension and other employee future benefits expense, plan assets and defined benefit obligations are sensitive to changes in discount rates. We determine discount rates at each year end for all plans, using high-quality corporate bonds with terms matching the plans’ specific cash flows.
Additional information regarding accounting for pension and other employee future benefits, including a sensitivity analysis for key assumptions, is included in Note 21 of the consolidated financial statements.
Impairment of Securities
We have investments in associates and joint ventures, which we review at each quarter-end
reporting period to identify and evaluate those that show indications of possible impairment. For these investments, a significant or prolonged decline in the fair value of a security to an amount below its cost is objective evidence of impairment.
Debt securities measured at amortized cost or fair value through other comprehensive income (FVOCI) are assessed for impairment using the expected credit loss model. For securities determined to have low credit risk, the allowance for credit losses is measured at a
12-month
expected credit loss.
Additional information regarding accounting for debt securities measured at amortized cost or FVOCI, other securities, the related allowance for credit losses and the determination of fair value is included in Notes 3 and 17 of the consolidated financial statements.
Income Taxes and Deferred Tax Assets
Our approach to tax is guided by our Statement on Tax Principles, elements of which are described below, and governed by our tax risk management framework, which is implemented through internal controls and processes. We operate with due regard to risks, including tax and reputation risks. We actively seek to identify, assess, manage, monitor and report any tax risks that may arise in order to understand our financial exposure. Our intention is to comply fully with tax laws. We consider all applicable laws in connection with commercial activities, and where tax laws change in our business or for our customers, we adapt and make changes accordingly. We monitor applicable tax-related
developments, including legislative proposals, case law and guidance from tax authorities. When an interpretation or application of tax laws is not clear, we take well-reasoned positions based on available case law and administrative positions of tax authorities, and we engage external advisors when necessary. We do not engage in tax planning that does not have commercial substance. We do not knowingly work with customers we believe use tax strategies to evade taxes. We are committed to maintaining productive relationships and cooperating with tax authorities on all tax matters. We seek to resolve disputes in a collaborative manner; however, when our interpretation of tax law differs from that of tax authorities, we are prepared to defend our position.
The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in either the Consolidated Statement of Income or the Consolidated Statement of Changes in Equity. In determining the provision for income taxes, we interpret tax legislation, case law and administrative positions in numerous jurisdictions and, based on our judgment, we record the estimate of the amount required to settle tax obligations. We also make assumptions about the expected timing of the reversal of deferred tax assets and liabilities. If the interpretations and assumptions differ from those of tax authorities or if the timing of reversals is not as expected, the provision for income taxes could increase or decrease in future periods. The amount of any such increase or decrease cannot be reasonably estimated.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences or unused tax losses and tax credits may be utilized. We are required to assess whether it is probable that deferred income tax assets will be realized. Factors used to assess the probability of realization are past experience of income and capital gains, forecasts of future net income before taxes, and the remaining expiration period of tax loss carry forwards and tax credits. Changes in assessment of these factors could increase or decrease the provision for income taxes in future periods.
On November 4, 2022, the Canadian government introduced legislation related to certain tax measures that would be applicable to certain Canadian companies in a bank or life insurer group, including a one-time
15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. Once the legislation is substantively enacted, which would occur after the third legislative reading, we expect to record a one-time tax expense relating to the CRD of approximately $325 million. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022 and pro-rated for the first year). The permanent 1.5% increase in tax rate will also be reflected in higher deferred tax assets and liabilities. The fiscal 2022 impact of this increase is not expected to be material to the bank.
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,425 million to date, in respect of certain 2011-2017 Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were

BMO Financial Group 205th Annual Report 2022	115

MANAGEMENT’S DISCUSSION AND ANALYSIS

received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets.
We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We expect to be reassessed for income tax in respect of similar activities undertaken in 2018. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact net income.
Additional information regarding accounting for income taxes is included in Note 22 of the consolidated financial statements.
Goodwill and Intangible Assets
Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each of our cash-generating units (CGUs) in order to verify that the recoverable amount of each CGU is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the CGU, an impairment calculation would be performed. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.
Fair value less costs to sell was used to perform the impairment test in all periods. In determining fair value less costs to sell, we employ the discounted cash flow model, consistent with that used when a business is acquired. This model is dependent on assumptions related to revenue growth, discount rates, synergies achieved on acquisition and the availability of comparable acquisition data. Changes in any of these assumptions would affect the determination of fair value for each of our CGUs in a different manner. Management must exercise judgment and make assumptions in determining fair value. Differences in judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.
As at October 31, 2022, no goodwill impairment was recorded as the estimated fair value of the CGUs was greater than their carrying value. In 2021, we recorded a goodwill write-down of $779 million, due to the implied valuation from the definitive agreement to sell our EMEA Asset Management business (part of our Wealth Management CGU) to Ameriprise and our allocation of goodwill to the business being sold.
Intangible assets with definite lives are amortized to income on either a straight-line or an accelerated basis over a period not exceeding 15 years, depending on the nature of the asset. We test intangible assets with definite lives for impairment when circumstances indicate that the carrying value may not be recoverable.
Intangible assets with indefinite lives are tested annually for impairment. If an intangible asset is determined to be impaired, it will be written down to its recoverable amount, the higher of value in use and fair value less costs to sell, when this is less than the carrying value.
Additional information regarding the composition of goodwill and intangible assets is included in Note 11 of the consolidated financial statements.
Insurance-Related Liabilities
Insurance claims and policy benefit liabilities represent current claims and estimates of future insurance policy benefit liabilities. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation. These assumptions are reviewed at least annually and updated to reflect actual experience and market conditions. The most significant potential impact on the valuation of these liabilities would result from a change in the assumptions for interest rates and equity market values. If the assumed future interest rates were to increase by one percentage point, earnings before tax would increase by approximately $35 million. A reduction of one percentage point would lower earnings before tax by approximately $34 million. If the assumed equity market value increased by 10%, earnings before tax would increase by approximately $13 million. A reduction of 10% would lower earnings before tax by approximately $13 million.
Additional information on insurance-related liabilities is provided in Note 14 of the consolidated financial statements, and information on insurance risk is provided in the Insurance Risk section.
Provisions
A provision is recognized if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded at the best estimate of the amount required to settle any obligation as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. For example, BMO and its subsidiaries are involved in various legal actions in the ordinary course of business. Factors considered in estimating any obligation related to these legal actions include a case-by-case
assessment of specific facts and circumstances, past experience and the opinions of legal experts. Management and internal and external experts are involved in estimating any amounts that may be required. Certain provisions also relate to restructuring initiatives that we have undertaken. These provisions are recorded at management’s best estimate of the amounts that will ultimately be paid out.
The actual costs of settling some obligations may be substantially higher or lower than the amount of the provisions.
Additional information regarding provisions is included in the Legal and Regulatory Risk section and in Note 24 of the consolidated financial statements.

116	BMO Financial Group 205th Annual Report 2022

Transfer of Financial Assets
We sell Canadian residential mortgages to third-party Canadian securitization programs, including the Canada Mortgage Bond Program, directly to third-party investors under the National Housing Act Mortgage-Backed Securities program. In 2020, we participated in programs offered by the Canadian and U.S. governments in response to the
COVID-19
pandemic to support businesses facing economic hardship, including the Canada Emergency Business Account (CEBA) program and the Business Development Bank of Canada (BDC)
Co-Lending
program.
We also purchase or originate certain commercial mortgage loans which are subsequently sold and derecognized, and we purchase U.S. government agency collateralized mortgage obligations (CMOs) issued by third-party sponsored vehicles, which we may further securitize by repackaging them into new CMOs prior to selling to third-party investors.
We assess whether substantially all of the risks and rewards of these financial instruments have been transferred in order to determine if they qualify for derecognition. Where we continue to be substantially exposed to prepayment, interest rate and/or credit risk of these financial instruments, they do not qualify for derecognition. We continue to recognize these financial instruments, and recognize the related cash proceeds as a secured financing on our Consolidated Balance Sheet.
Consolidation of Structured Entities
In the normal course of business, we enter into arrangements with SEs, using them to secure customer transactions, to securitize financial assets to obtain liquidity, or to pass our credit risk exposure to holders of the vehicles’ securities. For example, we enter into transactions with SEs where we transfer assets, including mortgage loans, mortgage-backed securities, credit card loans, real estate lines of credit, auto loans and equipment loans, in order to obtain alternate sources of funding, or as part of our trading activities. We are required to consolidate a SE if we control the SE. We control a SE when we have power over the SE, exposure or rights to variable returns as a result of our involvement, and the ability to exercise power to affect the amount of those returns.
Additional information concerning our interests in SEs is included in the
Off-Balance
Sheet Arrangements section, as well as in Note 7 of the consolidated financial statements.
Caution
This Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies in 2022
IBOR Reform – Phase 2 amendments
Effective November 1, 2020, we early adopted Phase 2 amendments to IFRS 9,
Financial Instruments
, IAS 39,
Financial Instruments: Recognition and Measurement
(IAS 39), IFRS 7,
Financial Instruments: Disclosures
, and IFRS 4,
Insurance Contracts
, as well as IFRS 16,
Leases
. These amendments address issues that arise from the implementation of IBOR reform, where IBORs are replaced with alternative benchmark rates.
For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from the application of specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform. The amendments also require additional disclosure that allows users to understand the impact of IBOR reform on our financial instruments and risk management strategy.
Further details are provided in Note 1 of the consolidated financial statements.
Conceptual Framework
Effective November 1, 2020, we adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to drive consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.

BMO Financial Group 205th Annual Report 2022	117

MANAGEMENT’S DISCUSSION AND ANALYSIS

Future Changes in Accounting Policies
IFRS 17,
Insurance Contracts
(IFRS 17)
In May 2017, the IASB issued IFRS 17
, Insurance Contracts
(IFRS 17), which provides a comprehensive approach to accounting for all types of insurance contracts and will replace the existing IFRS 4,
Insurance Contracts
(IFRS 4). The standard was subsequently amended in June 2020, with additional narrow-scope amendments in December 2021. IFRS 17 will be effective for our fiscal year beginning November 1, 2023. We established an enterprise-wide project in order to meet the requirements of IFRS 17, and continue to evaluate the potential impacts of adoption, including available accounting policy and transition choices.
IFRS 17 will change the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts reinsurance contracts and investment contracts with discretionary participation features. Key differences from IFRS 4 are as follows:
IFRS 17 requires us to measure groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfil the contracts, an explicit risk adjustment for non-financial
risk and a contractual service margin (CSM), which represents unearned profits. The CSM component of the insurance contract liability will be amortized into income as services/insurance coverage is provided, and groups of contracts that result in losses are recorded in income immediately. Under IFRS 4, there is no similar grouping requirement and gains/losses on new business are recognized in income immediately. When we adopt IFRS 17, we will establish the CSM for insurance contracts in effect, which will increase liabilities and decrease equity.
The discount rate we use under IFRS 4 is connected to the assets held to support insurance contract liabilities. Under IFRS 17, the discount rate will reflect the characteristics of insurance contract liabilities. We have an accounting policy choice under IFRS 17 to recognize changes in the discount rate on insurance contract liabilities, either through other comprehensive income or in our statement of income.
On transition, we will apply either a full retrospective approach, where we restate prior periods as if we had always applied IFRS 17, a modified retrospective approach where we apply specific modifications to the full retrospective application, or a full fair value method where we measure the contracts at fair value to determine a value for the CSM.
Further information on these amendments can be found in Note 1 of the consolidated financial statements.
Caution
This Future Changes in Accounting Policies section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Other Regulatory Developments
We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this document.
For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Risk section.
Treatment of Innovative Real Estate Secured Lending Products
On June 28, 2022, the Office of the Superintendent of Financial Institutions (OSFI) published an Advisory, Clarification on the Treatment of Innovative Real Estate Secured Lending Products, under Guideline
B-20
(the Advisory), with clarifications on residential reverse mortgages, residential mortgages with shared equity features and combined loan plans (CLPs). For CLPs, the Advisory outlines OSFI’s expectations on the re-advanceability
feature above the 65% loan-to-value (LTV) limit.
BMO originates CLPs through its BMO Homeowner ReadiLine
®
product. The Advisory is not expected to impact the way CLPs are used by borrowers.
The Advisory will come into effect on October 31, 2023 in respect of CLPs originated, renewed or refinanced after this date.
Caution
This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to key management personnel on the same terms that we offer these services to preferred customers. Key management personnel are those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and the most senior executives of the bank. Banking services are provided to joint ventures and equity-accounted investees on the same terms offered to customers for these services. We also offer employees a subsidy on annual credit card fees.
Details of our investments in joint ventures and associates and the compensation of key management personnel are disclosed in Note 27 of the consolidated financial statements.

118	BMO Financial Group 205th Annual Report 2022

Shareholders’ Auditors’ Services and Fees
Review of Shareholders’ Auditors
The Audit and Conduct Review Committee (ACRC) is responsible for the appointment, compensation and oversight of the shareholders’ auditors and conducts an annual assessment of the performance and effectiveness of the shareholders’ auditors, considering factors such as: the quality of the services provided by the engagement team of the shareholders’ auditors during the audit period; the qualifications, experience and geographical reach relevant to serving BMO Financial Group; the quality of communications received from the shareholders’ auditors; and the independence, objectivity and professional skepticism of the shareholders’ auditors.
The ACRC believes that it has a robust review process in place to monitor audit quality and oversee the work of the shareholders’ auditors, including the lead audit partner, which includes:
•	Annually reviewing the audit plan in two separate meetings, including a consideration of the impact of business risks on the audit plan and an assessment of the reasonableness of the audit fee
•	Reviewing the qualifications of the senior engagement team members
•	Monitoring the execution of the audit plan of the shareholders’ auditors, with emphasis on the more complex and challenging areas of the audit
•	Reviewing and evaluating the audit findings, including in camera sessions
•
Evaluating audit quality and performance, including recent Canadian Public Accountability Board (CPAB) and Public Company Accounting Oversight Board (PCAOB) inspection reports on the shareholders’ auditors and their peer firms

•	At a minimum, holding quarterly meetings with the chair of the ACRC and the lead audit partner to discuss audit-related issues independently of management
•
Performing a comprehensive review of the shareholders’ auditors every five years, and performing an annual review between these comprehensive reviews, following the guidelines set out by the Chartered Professional Accountants of Canada (CPA Canada) and the CPAB.

In 2022, an annual review of the shareholders’ auditors was completed. Input was sought from ACRC members and management on areas such as communication effectiveness, industry insights, audit performance, independence and professional skepticism. In addition, the most recent comprehensive review was completed in 2020, based on the latest recommendations of CPA Canada and CPAB. These reviews focused on: (i) the independence, objectivity and professional skepticism of the shareholders’ auditors; (ii) the quality of the engagement team; and (iii) the quality of communications and interactions with the shareholders’ auditors. As a result of the reviews, the ACRC was satisfied with the performance of the shareholders’ auditors.
Independence of the shareholders’ auditors is overseen by the ACRC in accordance with BMO’s Auditor Independence Standard. The ACRC also confirms that the lead audit partner rotates out of that role after five consecutive years and does not return to that role for a further five years.
Pre-Approval
Policies and Procedures
As part of BMO Financial Group’s corporate governance practices, the ACRC oversees the application of its policy limiting the services provided by the shareholders’ auditors that are not related to their role as auditors. All services must comply with our Auditor Independence Standard, as well as professional standards and securities regulations governing auditor independence. The ACRC pre-approves
the types of services (permitted services) that can be provided by the shareholders’ auditors, as well as the annual audit plan, which includes fees for specific types of services. For permitted services that are not included in the pre-approved
annual audit plan, approval to proceed with the engagement is provided in accordance with our Auditor Independence Standard.
Shareholders’ Auditors’ Fees

(Canadian $ in millions) Fees (1)	2022	2021
Audit fees	23.5	25.2
Audit-related fees (2)	4.8	3.4
Tax services fees (3)	0.3	0.1
All other fees (4)	0.7	1.3
Total	29.3	30.0

(1)	The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.
(2)
Includes fees paid for specified procedures on BMO’s Proxy Circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information.

(3)	Includes fees paid for tax compliance services provided to various BMO-managed investment company complexes.
(4)	Includes other fees paid by BMO-managed investment company complexes.

BMO Financial Group 205th Annual Report 2022	119

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Annual Report on Disclosure Controls and Procedures
and Internal Control over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis, so that appropriate decisions can be made regarding public disclosure.
As at October 31, 2022, under the supervision of the CEO and the CFO, BMO Financial Group’s (BMO) management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Canada by National Instrument
52-109,
Certification of Disclosure in Issuers’ Annual and Interim Filings
, and in the United States by
Rule 13a-15(e)
under the
Securities Exchange Act of 1934
(the Exchange Act). Based on this evaluation, the CEO and the CFO have concluded that BMO’s disclosure controls and procedures were effective as at October 31, 2022.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed under the supervision of the CEO and the CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission (SEC) in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for BMO.
Internal control over financial reporting at BMO includes policies and procedures that:
•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of BMO
•
Are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with IFRS and the requirements of the SEC in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations by management and directors of BMO, and

•
Are designed to provide reasonable assurance that any unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the consolidated financial statements is prevented or detected in a timely manner

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the related policies and procedures may deteriorate.
BMO’s management, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in
Internal Control – Integrated Framework
, issued by the Committee of Sponsoring Organizations of the Treadway Commission in May 2013 (2013 COSO Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2022.
At the request of BMO’s Audit and Conduct Review Committee, KPMG LLP (the shareholders’ auditors), an independent registered public accounting firm, has conducted an audit of the effectiveness of our internal control over financial reporting. The audit report states in its conclusion that, in KPMG’s opinion, BMO maintained, in all material respects, effective internal control over financial reporting as at October 31, 2022, in accordance with the criteria established in the 2013 COSO Framework.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended October 31, 2022 that have materially affected, or are reasonably likely to materially affect, the adequacy and effectiveness of our internal control over financial reporting.

120	BMO Financial Group 205th Annual Report 2022

Supplemental Information

Table 1:	Ten-Year Statistical Review

($ millions) As at or for the year ended October 31	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Condensed Consolidated Balance Sheet
Assets
Cash and cash equivalents	87,466	93,261	57,408	48,803	42,142	32,599	31,653	40,295	28,386	26,348
Interest bearing deposits with banks	5,734	8,303	9,035	7,987	8,305	6,490	4,449	7,382	6,110	6,259
Securities	273,262	232,849	234,260	189,438	180,935	163,198	149,985	130,918	143,319	135,800
Securities borrowed or purchased under resale agreements	113,194	107,382	111,878	104,004	85,051	75,047	66,646	68,066	53,555	39,799
Loans, net of allowances	551,339	458,262	447,420	426,984	384,172	358,507	357,518	321,531	291,400	269,059
Other	108,204	88,118	89,260	74,979	72,688	73,763	77,709	73,689	65,889	59,779
Total assets	1,139,199	988,175	949,261	852,195	773,293	709,604	687,960	641,881	588,659	537,044

Liabilities
Deposits	769,478	685,631	659,034	568,143	520,928	479,792	470,281	438,169	393,088	368,369
Other	290,533	238,128	225,218	225,981	199,862	180,438	170,910	159,383	155,254	133,500
Subordinated debt	8,150	6,893	8,416	6,995	6,782	5,029	4,439	4,416	4,913	3,996
Total liabilities	1,068,161	930,652	892,668	801,119	727,572	665,259	645,630	601,968	553,255	505,865
Total equity	71,038	57,523	56,593	51,076	45,721	44,345	42,306	39,422	34,313	30,107
Total liabilities and equity	1,139,199	988,175	949,261	852,195	773,293	709,604	687,960	641,881	588,659	537,044

Condensed Consolidated Statement of Income
Net interest income	15,885	14,310	13,971	12,888	11,438	11,275	10,945	9,796	8,292	8,487
Non-interest revenue	17,825	12,876	11,215	12,595	11,467	10,832	10,015	9,593	9,931	8,343
Total revenue	33,710	27,186	25,186	25,483	22,905	22,107	20,960	19,389	18,223	16,830
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	683	(1,399)	(1,708)	(2,709)	(1,352)	(1,538)	(1,543)	(1,254)	(1,505)	(767)
Provision for credit losses (PCL)	(313)	(20)	(2,953)	(872)	(662)	(746)	(771)	(544)	(527)	(553)
Non-interest expense	(16,194)	(15,509)	(14,177)	(14,630)	(13,477)	(13,192)	(12,916)	(12,250)	(10,955)	(10,260)
Income before income taxes	17,886	10,258	6,348	7,272	7,414	6,631	5,730	5,341	5,236	5,250
Provision for income taxes	(4,349)	(2,504)	(1,251)	(1,514)	(1,961)	(1,292)	(1,100)	(936)	(903)	(1,055)
Net income	13,537	7,754	5,097	5,758	5,453	5,339	4,630	4,405	4,333	4,195
Attributable to equity holders of the bank	13,537	7,754	5,097	5,758	5,453	5,337	4,621	4,370	4,277	4,130
Attributable to non-controlling interest in subsidiaries	–	–	–	–	–	2	9	35	56	65
Net income	13,537	7,754	5,097	5,758	5,453	5,339	4,630	4,405	4,333	4,195

Condensed Consolidated Statement of Changes in Equity
Preferred shares and other equity instruments	6,308	5,558	6,598	5,348	4,340	4,240	3,840	3,240	3,040	2,265
Common shares	17,744	13,599	13,430	12,971	12,929	13,032	12,539	12,313	12,357	12,003
Contributed surplus	317	313	302	303	300	307	294	299	304	315
Retained earnings	45,117	35,497	30,745	28,725	25,850	23,700	21,207	18,930	17,237	15,087
Accumulated other comprehensive income	1,552	2,556	5,518	3,729	2,302	3,066	4,426	4,640	1,375	437
Total equity	71,038	57,523	56,593	51,076	45,721	44,345	42,306	39,422	34,313	30,107
Certain comparative figures have been reclassified to conform with the current year’s presentation to reflect changes in accounting policies. Refer to Note 1 of the consolidated financial statements.
BMO adopted various new and amended IFRS standards in 2015, IFRS 9
Financial Instruments
in 2018 and IFRS 16
Leases
in 2020 prospectively, with no changes to prior periods. In 2014, BMO adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board and elected to reclassify 2012 and 2013 amounts. In 2019, BMO adopted IFRS 15
Revenue from Contract with Customers
and elected to reclassify 2017 and 2018 amounts.

BMO Financial Group 205th Annual Report 2022	121

SUPPLEMENTAL INFORMATION

($ millions, except as noted) As at or for the year ended October 31	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Other Financial Measures
Common Share Data ($)
Basic earnings per share	20.04	11.60	7.56	8.68	8.19	7.93	6.94	6.59	6.44	6.19
Diluted earnings per share	19.99	11.58	7.55	8.66	8.17	7.90	6.92	6.57	6.41	6.17
Dividends declared per share	5.44	4.24	4.24	4.06	3.78	3.56	3.40	3.24	3.08	2.94
Book value per share	95.60	80.18	77.40	71.54	64.73	61.91	59.57	56.31	48.18	43.22
Closing share price	125.49	134.37	79.33	97.50	98.43	98.83	85.36	76.04	81.73	72.62
One-year return (%)	(3.1)	75.9	(14.6)	3.2	3.3	20.2	17.0	(3.0)	17.1	28.8
Number outstanding (in thousands)
End of year	677,107	648,136	645,889	639,232	639,330	647,816	645,761	642,583	649,050	644,130
Average basic	663,990	647,163	641,424	638,881	642,930	649,650	644,049	644,916	645,860	648,476
Average diluted	665,707	648,676	642,128	640,360	644,913	651,961	646,126	647,141	648,475	649,806
Market capitalization ($ billions)	85.0	87.1	51.2	62.3	62.9	64.0	55.1	48.9	53.0	46.8
Price-to-earnings multiple	6.3	11.6	10.5	11.3	12.0	12.5	12.3	11.6	12.8	11.8
Market-to-book value multiple	1.31	1.68	1.02	1.36	1.52	1.60	1.43	1.35	1.70	1.66
Dividend yield (%)	4.3	3.2	5.3	4.2	3.8	3.6	4.0	4.3	3.8	4.0
Dividend payout ratio (%)	27.1	36.5	56.1	46.8	46.1	44.9	49.0	49.2	47.8	47.5

Financial Measures and Ratios (%)
Return on equity	22.9	14.9	10.1	12.6	13.3	13.2	12.1	12.5	14.0	14.9
Efficiency ratio	48.0	57.0	56.3	57.4	58.8	59.7	61.6	63.2	60.1	61.0
Net interest margin on average earning assets	1.62	1.59	1.64	1.70	1.67	1.74	1.76	1.69	1.57	1.75
Total PCL-to-average net loans and acceptances	0.06	–	0.63	0.20	0.17	0.20	0.22	0.17	0.18	0.21
PCL on impaired loans-to-average net loans and acceptances	0.10	0.11	0.33	0.17	0.18	0.22	0.22	–	–	–
Return on average assets (%)	1.26	0.79	0.54	0.69	0.72	0.74	0.65	0.66	0.72	0.74
Return on average risk-weighted assets (%) (1)	3.89	2.38	1.51	1.86	1.97	1.98	1.71	1.84	1.85	1.93
Average assets ($ millions)	1,072,497	981,140	942,450	833,252	754,295	722,626	707,122	664,391	593,928	555,431
Net income growth	74.6	52.1	(11.5)	5.6	2.1	15.3	5.1	1.7	3.3	0.9
Diluted EPS growth	72.7	53.3	(12.8)	6.0	3.3	14.3	5.3	2.5	3.9	1.1

Capital Measures (%) (1)
Common Equity Tier 1 Ratio	16.7	13.7	11.9	11.4	11.3	11.4	10.1	10.7	10.1	9.9
Tier 1 Capital Ratio	18.4	15.4	13.6	13.0	12.9	13.0	11.6	12.3	12.0	11.4
Total Capital Ratio	20.7	17.6	16.2	15.2	15.2	15.1	13.6	14.4	14.3	13.7
Leverage Ratio	5.6	5.1	4.8	4.3	4.2	4.4	4.2	4.2	na	na

Other Statistical Information
Number of employees	46,722	43,863	43,360	45,513	45,454	45,200	45,234	46,353	46,778	45,631
Number of bank branches	1,383	1,405	1,409	1,456	1,483	1,503	1,522	1,535	1,553	1,563
Number of automated teller machines	4,717	4,851	4,820	4,967	4,828	4,731	4,599	4,761	4,338	4,225
BMO adopted various new and amended IFRS standards in 2015, IFRS 9
Financial Instruments
in 2018 and IFRS 16
Leases
in 2020 prospectively, with no changes to prior periods. In 2014, BMO adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board and elected to reclassify 2012 and 2013 amounts. In 2019, BMO adopted IFRS 15
Revenue from Contract with Customers
and elected to reclassify 2017 and 2018 amounts.

(1)	Capital ratios and risk-weighted assets are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by OSFI, as applicable.
na – not applicable

122	BMO Financial Group 205th Annual Report 2022

Table 2:	Average Assets, Liabilities and Interest Rates

			2022			2021
($ millions, except as noted) For the year ended October 31	Average balances	Average interest rate (%)	Interest income/ expense	Average balances	Average interest rate (%)	Interest income/ expense
Assets
Canadian Dollar
Deposits with other banks and other interest bearing assets	33,950	1.23	416	34,255	0.23	79
Securities	80,971	2.52	2,043	90,140	1.79	1,618
Securities borrowed or purchased under resale agreements	50,090	1.39	695	43,375	0.44	190
Loans
Residential mortgages	132,118	2.63	3,476	122,661	2.58	3,168
Non-residential mortgages	4,954	3.09	153	5,368	3.19	171
Personal and credit cards	74,832	4.68	3,503	66,247	4.26	2,823
Business and government	96,057	3.81	3,656	82,858	3.37	2,796
Total loans	307,961	3.50	10,788	277,134	3.23	8,958
Total Canadian dollar	472,972	2.95	13,942	444,904	2.44	10,845
U.S. Dollar and Other Currencies
Deposits with other banks and other interest bearing assets	60,463	0.83	504	68,612	0.18	124
Securities	185,099	1.92	3,548	145,504	1.61	2,345
Securities borrowed or purchased under resale agreements	62,416	1.02	640	62,250	0.39	245
Loans
Residential mortgages	8,312	2.97	247	8,055	3.02	243
Non-residential mortgages	12,426	3.86	479	10,684	3.18	339
Personal and credit cards	15,060	3.89	586	13,344	3.86	516
Business and government	160,157	4.34	6,951	141,003	3.71	5,230
Total loans	195,955	4.22	8,263	173,086	3.66	6,328
Total U.S. dollar and other currencies	503,933	2.57	12,955	449,452	2.01	9,042
Other non-interest bearing assets	95,592			86,784
Total All Currencies
Total assets and interest income	1,072,497	2.51	26,897	981,140	2.03	19,887

Liabilities
Canadian Dollar
Deposits
Banks	4,983	0.37	19	9,616	0.35	33
Business and government	169,063	1.31	2,221	157,226	0.69	1,091
Individuals	149,329	0.58	866	142,833	0.44	622
Total deposits	323,375	0.96	3,106	309,675	0.56	1,746
Securities sold but not yet purchased and securities lent or sold under repurchase agreements (1)	60,163	1.62	974	55,415	0.91	506
Subordinated debt and other interest bearing liabilities	25,788	2.39	616	28,416	2.10	597
Total Canadian dollar	409,326	1.15	4,696	393,506	0.72	2,849
U.S. Dollar and Other Currencies
Deposits
Banks	23,583	1.21	285	24,200	0.33	80
Business and government	305,576	1.02	3,104	272,380	0.45	1,234
Individuals	75,160	0.29	216	71,795	0.22	160
Total deposits	404,319	0.89	3,605	368,375	0.40	1,474
Securities sold but not yet purchased and securities lent or sold under repurchase agreements (1)	90,324	1.85	1,671	74,376	1.35	1,005
Subordinated debt and other interest bearing liabilities	20,600	5.05	1,040	14,118	1.76	249
Total U.S. dollar and other currencies	515,243	1.23	6,316	456,869	0.60	2,728
Other non-interest bearing liabilities	84,253			74,471
Total All Currencies
Total liabilities and interest expense	1,008,822	1.09	11,012	924,846	0.60	5,577
Shareholders’ equity	63,675			56,294
Total Liabilities, Interest Expense and Shareholders’ Equity	1,072,497	1.03	11,012	981,140	0.57	5,577
Net interest margin
– based on earning assets		1.62			1.59
– based on total assets		1.48			1.46
Net interest income			15,885			14,310

(1)	For the years ended October 31, 2022 and 2021, the maximum amount of securities lent or sold under repurchase agreements at any month end was $129,549 million and $102,567 million, respectively.

BMO Financial Group 205th Annual Report 2022	123

SUPPLEMENTAL INFORMATION

Table 3:	Volume/Rate Analysis of Changes in Net Interest Income

			2022/2021
	Increase (decrease) due to change in
($ millions) For the year ended October 31	Average balance	Average rate	Total
Assets
Canadian Dollar
Deposits with other banks and other interest bearing assets	(1)	338	337
Securities	(165)	590	425
Securities borrowed or purchased under resale agreements	30	475	505
Loans
Residential mortgages	243	65	308
Non-residential mortgages	(13)	(5)	(18)
Personal and credit cards	366	314	680
Business and government	446	414	860
Total loans	1,042	788	1,830
Change in Canadian dollar interest income	906	2,191	3,097
U.S. Dollar and Other Currencies
Deposits with other banks and other interest bearing assets	(15)	395	380
Securities	639	564	1,203
Securities borrowed or purchased under resale agreements	1	394	395
Loans
Residential mortgages	8	(4)	4
Non-residential mortgages	55	85	140
Personal and credit cards	65	5	70
Business and government	711	1,010	1,721
Total loans	839	1,096	1,935
Change in U.S. dollar and other currencies interest income	1,464	2,449	3,913
Total All Currencies
Change in total interest income (a)	2,370	4,640	7,010

Liabilities
Canadian Dollar
Deposits
Banks	(16)	2	(14)
Business and government	83	1,047	1,130
Individuals	28	216	244
Total deposits	95	1,265	1,360
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	43	425	468
Subordinated debt and other interest bearing liabilities	(55)	74	19
Change in Canadian dollar interest expense	83	1,764	1,847
U.S. Dollar and Other Currencies
Deposits
Banks	(2)	207	205
Business and government	150	1,720	1,870
Individuals	7	49	56
Total deposits	155	1,976	2,131
Securities sold but not yet purchased and securities lent or sold under repurchase agreements	216	450	666
Subordinated debt and other interest bearing liabilities	114	677	791
Change in U.S. dollar and other currencies interest expense	485	3,103	3,588
Total All Currencies
Change in total interest expense (b)	568	4,867	5,435
Change in total net interest income (a – b)	1,802	(227)	1,575

124	BMO Financial Group 205th Annual Report 2022

Table 4:	Net Loans and Acceptances – Segmented Information (1) (2)

($ millions)	Canada		United States		Other countries		Total
As at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Consumer
Residential mortgages	139,387	128,020	9,483	7,718	–	–	148,870	135,738
Credit cards	9,069	7,642	594	461	–	–	9,663	8,103
Consumer instalment and other personal loans	71,070	63,841	14,931	13,232	–	–	86,001	77,073
Total consumer	219,526	199,503	25,008	21,411	–	–	244,534	220,914
Total business and government	135,317	113,895	175,571	132,087	11,225	7,453	322,113	253,435
Total loans and acceptances, net of allowance for credit losses on impaired loans	354,843	313,398	200,579	153,498	11,225	7,453	566,647	474,349
Allowance for credit losses on performing loans	(1,102)	(1,143)	(959)	(910)	(12)	(13)	(2,073)	(2,066)
Total net loans and acceptances	353,741	312,255	199,620	152,588	11,213	7,440	564,574	472,283

Table 5:	Net Impaired Loans and Acceptances (NIL) – Segmented Information (2) (3) (4)

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Consumer
Residential mortgages	187	216	98	123	–	–	285	339
Consumer instalment and other personal loans	109	83	101	113	–	–	210	196
Total consumer	296	299	199	236	–	–	495	535
Business and government	499	551	445	585	8	–	952	1,136
Total impaired loans and acceptances, net of allowance for credit losses on impaired loans	795	850	644	821	8	–	1,447	1,671
Condition Ratios (1)
NIL as a % of net loans and acceptances	0.22	0.27	0.32	0.54	0.07	–	0.26	0.35
NIL as a % of net loans and acceptances
Consumer	0.13	0.15	0.80	1.10	–	–	0.20	0.24
Business and government	0.37	0.48	0.25	0.44	0.07	–	0.30	0.45

(1)
Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans. The Consumer and Business and government Net Loans and Acceptances balances are net of allowance for credit losses on impaired loans only.

(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Net Impaired Loans and Acceptances balances are net of allowance for credit losses on impaired loans.
(4)	Net Impaired Loans exclude purchased credit impaired loans.

BMO Financial Group 205th Annual Report 2022	125

SUPPLEMENTAL INFORMATION

Table 6:	Net Loans and Acceptances – Segmented Information (1) (2)

($ millions) As at October 31	2022	2021
Net Loans and Acceptances by Province
Atlantic provinces	17,617	15,996
Quebec	53,975	48,090
Ontario	159,862	136,638
Prairie provinces	54,607	51,460
British Columbia and territories	67,680	60,071
Total net loans and acceptances in Canada	353,741	312,255
Net Business and Government Loans by Industry
Commercial real estate	54,478	43,259
Construction (non-real estate)	5,761	4,367
Retail trade	23,716	16,924
Wholesale trade	20,693	14,727
Agriculture	14,181	13,739
Communications	876	787
Financing products	1,588	1,084
Manufacturing	36,607	28,034
Mining	3,503	1,832
Oil and gas	3,780	5,905
Transportation	14,691	12,952
Utilities	9,754	7,263
Forest products	1,113	780
Service industries	55,658	45,019
Financial	70,438	52,531
Government	1,859	1,720
Other	3,417	2,512
Total business and government	322,113	253,435

Table 7:	Net Impaired Loans and Acceptances – Segmented Information (3)

($ millions) As at October 31	2022	2021
Net Impaired Business and Government Loans
Commercial real estate	61	56
Construction (non-real estate)	34	58
Retail trade	92	143
Wholesale trade	47	38
Agriculture	189	190
Communications	1	1
Financing products	–	–
Manufacturing	143	130
Mining	14	2
Oil and gas	–	63
Transportation	63	73
Utilities	3	2
Forest products	2	2
Service industries	266	344
Financial	25	12
Government	3	2
Other	9	20
Total business and government	952	1,136

(1)
Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans. The net Business and government loans by industry balances are net of allowance for credit losses on impaired loans only.

(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)	Balances are presented net of allowances on impaired loans.

126	BMO Financial Group 205th Annual Report 2022

Table 8:	Changes in Gross Impaired Loans – Segmented Information (1) (2)

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Gross impaired loans and acceptances (GIL), beginning of year
Consumer	382	414	256	335	–	–	638	749
Business and government	813	929	718	1,876	–	84	1,531	2,889
Total GIL, beginning of year	1,195	1,343	974	2,211	–	84	2,169	3,638
Additions to impaired loans and acceptances
Consumer	630	712	77	134	–	–	707	846
Business and government	538	616	377	313	13	–	928	929
Total additions	1,168	1,328	454	447	13	–	1,635	1,775
Reductions to impaired loans and acceptances (3)
Consumer	(462)	(547)	(66)	(162)	–	–	(528)	(709)
Business and government	(533)	(636)	(389)	(1,231)	–	(84)	(922)	(1,951)
Total reductions due to net repayments and other	(995)	(1,183)	(455)	(1,393)	–	(84)	(1,450)	(2,660)
Write-offs (4)
Consumer	(159)	(197)	(51)	(51)	–	–	(210)	(248)
Business and government	(51)	(96)	(102)	(240)	–	–	(153)	(336)
Total write-offs	(210)	(293)	(153)	(291)	–	–	(363)	(584)
Gross impaired loans and acceptances, end of year
Consumer	391	382	216	256	–	–	607	638
Business and government	767	813	604	718	13	–	1,384	1,531
Total GIL, end of year	1,158	1,195	820	974	13	–	1,991	2,169
Condition Ratios
GIL as a % of Gross Loans
Consumer	0.18	0.19	0.86	1.19	–	–	0.25	0.29
Business and government	0.57	0.71	0.34	0.54	0.12	–	0.43	0.60
GIL as a % of gross loans and acceptances	0.33	0.38	0.41	0.63	0.12	–	0.35	0.46

(1)	Gross Impaired Loans excludes Purchased Credit Impaired Loans.
(2)	Segmented credit information by geographic area is based upon the country of ultimate risk.
(3)
Includes impaired amounts returned to performing status, sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized in formations.

(4)	Excludes certain loans that are written off directly and not classified as new formations.

BMO Financial Group 205th Annual Report 2022	127

SUPPLEMENTAL INFORMATION

Table 9:	Changes in Allowance for Credit Losses –
Segmented Information
(1)

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Allowance for credit losses (ACL), beginning of year
Consumer	907	1,073	133	217	–	–	1,040	1,290
Business and government	792	782	1,111	1,696	15	46	1,918	2,524
Total ACL, beginning of year	1,699	1,855	1,244	1,913	15	46	2,958	3,814
Provision for credit losses (2)
Consumer	268	201	45	(48)	–	–	313	153
Business and government	48	117	(43)	(211)	(7)	(32)	(2)	(126)
Total provision for credit losses	316	318	2	(259)	(7)	(32)	311	27
Recoveries
Consumer	105	127	60	64	–	–	165	191
Business and government	–	23	50	19	–	–	50	42
Total recoveries	105	150	110	83	–	–	215	233
Write-offs
Consumer	(390)	(442)	(69)	(72)	–	–	(459)	(514)
Business and government	(51)	(96)	(102)	(240)	–	–	(153)	(336)
Total write-offs	(441)	(538)	(171)	(312)	–	–	(612)	(850)
Other, including foreign exchange rate changes
Consumer	(39)	(52)	4	(28)	–	–	(35)	(80)
Business and government	8	(34)	146	(153)	7	1	161	(186)
Total other, including foreign exchange rate changes	(31)	(86)	150	(181)	7	1	126	(266)
ACL, end of year
Consumer	851	907	173	133	–	–	1,024	1,040
Business and government	797	792	1,162	1,111	15	15	1,974	1,918
Total ACL, end of year	1,648	1,699	1,335	1,244	15	15	2,998	2,958
Net write-offs as a % of average loans and acceptances (3)	un	un	un	un	un	un	0.08	0.13

Table 10:	Allocation of Allowance for Credit Losses – Segmented Information (1) (4)

($ millions, except as noted)	Canada		United States		Other countries		Total
As at October 31	2022	2021	2022	2021	2022	2021	2022	2021
Consumer
Residential mortgages	7	7	3	5	–	–	10	12
Consumer instalment and other personal loans	88	76	14	15	–	–	102	91
Total consumer	95	83	17	20	–	–	112	103
Business and government	268	262	159	133	5	–	432	395
Total allowance for credit losses on impaired loans	363	345	176	153	5	–	544	498
Allowance for credit losses on performing loans	1,102	1,143	959	910	12	13	2,073	2,066
Allowance for credit losses	1,465	1,488	1,135	1,063	17	13	2,617	2,564
Coverage Ratios
Allowance for credit losses on impaired loans as a % of gross impaired loans and acceptances
Total	31.3	28.9	21.5	15.7	38.5	–	27.3	23.0
Consumer	24.3	21.7	7.9	7.8	–	–	18.5	16.1
Business and government	34.9	32.2	26.3	18.5	38.5	–	31.2	25.8

(1)	Segmented credit information by geographic area is based upon country of ultimate risk.
(2)	Excludes provision for credit losses on other assets.
(3)	Aggregate Net Loans and Acceptances balances are net of allowance for credit losses on performing loans and impaired loans (excluding those related to off-balance sheet instruments).
(4)	Amounts exclude Allowance for Credit Losses related to off-balance sheet instruments, which are reported in Other Liabilities.
un – unavailable

128	BMO Financial Group 205th Annual Report 2022

Table 11:	Allowance for Credit Losses on Impaired Loans – Segmented Information

($ millions) As at October 31	2022	2021
Business and Government
Allowance for Credit Losses on Impaired Loans by Industry
Commercial real estate	11	11
Construction (non-real estate)	25	9
Retail trade	81	90
Wholesale trade	31	36
Agriculture	13	23
Communications	–	5
Financing products	–	–
Manufacturing	41	47
Mining	5	–
Oil and gas	39	77
Transportation	10	17
Utilities	1	1
Forest products	1	2
Service industries	144	73
Financial	29	3
Government	–	–
Other	1	1
Total business and government (1)	432	395

Table 12:	Provision for Credit Losses – Segmented Information

($ millions) For the year ended October 31	2022	2021
Consumer
Residential mortgages	7	16
Cards	190	194
Consumer instalment and other personal loans	151	158
Total consumer	348	368
Business and Government
Commercial real estate	2	7
Construction (non-real estate)	20	3
Retail trade	4	38
Wholesale trade	7	18
Agriculture	(2)	2
Communications	(5)	(2)
Financing products	–	–
Manufacturing	10	41
Mining	5	(9)
Oil and gas	(32)	18
Transportation	(7)	11
Utilities	1	1
Forest products	–	2
Service industries	133	30
Financial	16	(4)
Government	–	–
Other	2	1
Total business and government	154	157
Total provision for credit losses on impaired loans	502	525
Provision for credit losses on performing loans	(189)	(505)
	313	20
Performance Ratios (%)
PCL-to-average net loans and acceptances	0.06	–
PCL on impaired loans-to-segmented average net loans and acceptances
Consumer	0.15	0.17
Business and government	0.05	0.06
PCL on impaired loans-to-average net loans and acceptances	0.10	0.11

(1)	Amounts exclude Allowance for Credit Losses related to off-balance sheet instruments, which are reported in Other Liabilities.

BMO Financial Group 205th Annual Report 2022	129

SUPPLEMENTAL INFORMATION

Table 13:	Average Deposits

	2022		2021
($ millions, except as noted)	Average balance	Average rate paid (%)	Average balance	Average rate paid (%)
Deposits Booked in Canada
Demand deposits – interest bearing	51,184	1.84	48,372	0.58
Demand deposits – non-interest bearing	84,280	–	74,505	–
Payable after notice	130,812	0.61	122,916	0.20
Payable on a fixed date	205,284	1.74	173,030	1.31
Total deposits booked in Canada	471,560	1.13	418,823	0.67
Deposits Booked in the United States and Other Countries
Banks located in the United States and other countries (1)	19,303	1.29	21,237	0.36
Governments and institutions in the United States and other countries	8,404	0.44	8,705	0.16
Other demand deposits	18,816	0.52	17,778	0.08
Other deposits payable after notice or on a fixed date	209,611	0.48	211,507	0.15
Total deposits booked in the United States and other countries	256,134	0.55	259,227	0.16
Total average deposits (2)	727,694	0.92	678,050	0.47
As at October 31, 2022 and 2021: deposits by foreign depositors in our Canadian bank offices amounted to $95,292 million and $58,396 million, respectively.

(1)	Includes regulated and central banks.
(2)
Average deposits payable on a fixed date included $101 million, $27,287 million and $17,394 million of federal funds purchased, commercial paper issued and other deposit liabilities, respectively, as at October 31, 2022 ($101 million, $14,740 million and $18,893 million, respectively, as at October 31, 2021).

130	BMO Financial Group 205th Annual Report 2022

Glossary of Financial Terms

Adjusted Earnings and Measures

•
Adjusted Revenue
– calculated as revenue excluding the impact of certain
non-recurring
items, and adjusted net revenue is adjusted revenue, net of CCPB, as set out in the
Non-GAAP
and Other Financial Measures section.

•	Adjusted Non-Interest Expense – calculated as non-interest expense excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.

•	Adjusted Net Income – calculated as net income excluding the impact of certain non-recurring items, as set out in the Non-GAAP and Other Financial Measures section.
Management considers both reported and adjusted results to be useful in assessing underlying ongoing business performance.
Adjusted Effective Tax Rate
is calculated as adjusted provision for income taxes divided by adjusted income before provision for income taxes.
Allowance for Credit Losses
represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards.
Allowance on Performing Loans
is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
Allowance on Impaired Loans
is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.
Assets under Administration and Assets under Management
refers to assets administered or managed by a financial institution that are beneficially owned by clients and therefore not reported on the balance sheet of the administering or managing financial institution.
Asset-Backed Commercial Paper (ABCP)
is a short-term investment. The commercial paper is backed by assets such as trade receivables, and is generally used for short-term financing needs.
Average annual total shareholder return (TSR)
represents the average annual total return earned on an investment in BMO common shares made at the beginning of a fixed period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.
Average Earning Assets
represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities, and loans over a one-year
period.

Average Net Loans and Acceptances
is the daily or monthly average balance of loans and customers’ liability under acceptances, net of the allowance for credit losses, over a one-year period.
Bail-In
Debt
is senior unsecured debt subject to the Canadian
Bail-In
Regime.
Bail-in
debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, which has an original term greater than 400 days and is marketable, subject to certain exceptions. Some or all of this debt may be statutorily converted into common shares of the bank under the
Bail-In
Regime if the bank enters resolution.
Bankers’ Acceptances (BAs)
are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the bank and can be traded in the money market. The bank earns a “stamping fee” for providing this guarantee.
Basis Point
is one
one-hundredth
of a percentage point.
Common Equity Tier 1 (CET1) Capital
comprises common shareholders’ equity net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions.
Common Equity Tier 1 (CET1) Ratio
is calculated as CET1 Capital, which comprises common shareholders’ equity, net of deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions, divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Common Shareholders’ Equity
is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.
Credit and Counterparty Risk
is
the potential for credit loss due to the failure of an obligor (i.e., a borrower, endorser, guarantor or counterparty) to repay a loan or honour another predetermined financial obligation.
Derivatives
are contracts, requiring no initial or little investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.
Dividend Payout Ratio
represents common share dividends as a percentage of net income available to common shareholders. It is computed by dividing dividends per share by basic earnings per share. Adjusted dividend payout ratio is calculated in the same manner, using adjusted net income.
Earnings per Share (EPS)
is calculated by dividing net income, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Adjusted EPS is calculated in the same manner, using adjusted net income. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS, and is more fully explained in Note 23 of the consolidated financial statements.
Earnings Sensitivity
is a measure of the impact of potential changes in interest rates on the projected
12-month
pre-tax
net income of a portfolio of assets, liabilities and
off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Capital
is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimation of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading),
operational
non-financial,
business and insurance, based on a
one-year
time horizon using a defined confidence level.
Economic Value Sensitivity
is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Efficiency Ratio (or
Expense-to-Revenue
Ratio)
is a measure of productivity. It is calculated as
non-interest
expense divided by total revenue on a taxable equivalent basis in the operating groups), expressed as a percentage.
Efficiency Ratio, net of CCPB
, is calculated as
non-interest
expense divided by total revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB). The adjusted efficiency ratio, net of CCPB, is calculated in the same manner, utilizing adjusted revenue, net of CCPB, and adjusted non-interest
expense.
Environmental and Social Risk
is the potential for loss or harm, directly or indirectly, resulting from environmental or social factors that impact BMO or its customers, and BMO’s impact on the environment.
Fair Value
is the amount of consideration that would be agreed upon in an arm’s-length
transaction between knowledgeable, willing

BMO Financial Group 205th Annual Report 2022	131

GLOSSARY OF FINANCIAL TERMS

parties who are under no compulsion to act in an orderly market transaction.
Forwards and Futures
are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter
market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.
Gross impaired loans and acceptances (GIL)
are calculated as the credit impaired balance of loans and customers’ liability under acceptances, excluding purchased credit impaired loans.
Hedging
is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.
Impaired Loans
are loans for which there is no longer reasonable assurance of the timely collection of principal or interest.
Incremental Risk Charge (IRC)
complements the VaR and SVaR metrics and represents an estimate of the default and migration risks of non-securitization
products held in the trading book with exposure to interest rate risk, measured over a one-year
horizon at a 99.9% confidence level.
Insurance Risk
is the potential for loss as a result of actual experience differing from that assumed when an insurance product was designed and priced, and comprises claims risk, policyholder behaviour risk and expense risk.
Insurance Revenue, net of CCPB,
is insurance revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).
Legal and Regulatory Risk
is the potential for loss or harm resulting from a failure to comply with laws or satisfy contractual obligations or regulatory requirements. This includes the risk of failure to: comply with the law (in letter or in spirit) or maintain standards of care; implement legal or regulatory requirements; enforce or comply with contractual terms; assert non-contractual
rights; effectively manage disputes; or act in a manner so as to maintain our reputation.
Leverage Exposures (LE)
consist of
on-balance
sheet items and specified
off-balance
sheet items, net of specified adjustments.
Leverage Ratio
reflects Tier 1 Capital divided by LE.
Liquidity and Funding Risk
is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.
Liquidity Coverage Ratio (LCR)
is a Basel III regulatory metric calculated as the ratio of
high-quality
liquid assets to total net stressed cash outflows over a
thirty-day
period under a stress scenario prescribed by OSFI.
Market Risk
is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book.
Mark-to-Market
represents the valuation of financial instruments at fair value (as defined above) as of the balance sheet date.
Model Risk
is the potential for adverse consequences resulting from decisions that are based on incorrect or misused model results. These adverse consequences can include financial loss, poor business decision-making and damage to reputation.
Net Interest Income
comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding trading, is presented on a basis that excludes trading-related interest income.
Net Interest Margin
is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points. Net interest margin, excluding trading, is computed in the same manner, excluding trading-related interest income and earning assets.
Net
Non-Interest
Revenue
is
non-interest
revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB).
Net Promoter Score (NPS)
is the percentage of surveyed customers who would recommend BMO to a friend or colleague. Data is gathered in a survey that uses a 0–10 point scale. “Detractors” are defined as those who provide a rating of 0–6, “Passives” are defined as those who provide a rating of 7 or 8, and “Promoters” are defined as those who provide a rating of 9 or 10. The NPS score is calculated by subtracting the percentage of “Detractors” from the percentage of “Promoters”.
Notional Amount
refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-Balance
Sheet Financial Instruments
consist of a variety of financial arrangements offered to clients, which include credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Office of the Superintendent of Financial Institutions (OSFI) Canada
is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.
Operating Leverage
is the difference between revenue and non-interest expense growth rates. Adjusted operating leverage is the difference between adjusted revenue and adjusted non-interest expense growth rates.
Operating Leverage, net of CCPB,
is the difference between revenue, net of CCPB (net revenue) and non-interest expense growth rates. Adjusted net operating leverage, is the difference between adjusted revenue, net of CCPB, and adjusted non-interest expense growth rates. The bank evaluates performance using adjusted revenue, net of CCPB.
Operational
Non-Financial
Risk (ONFR)
encompasses a wide range of
non-financial
risks, including those related to business change, customer trust, reputation and data that can result in financial loss. These losses can stem from inadequate or failed internal processes or systems, human error or misconduct, and external events that may directly or indirectly impact the fair value of assets we fold in our credit or investment portfolios. Examples of these risks include cyber and cloud security risk, technology risk, fraud risk, business continuity risk and human resources risk, but exclude legal and regulatory risk, credit risk, market risk, liquidity risk and other types of financial risk.
Options
are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Pre-Provision,
Pre-Tax
Earnings (PPPT)
is calculated as income before the provision for income taxes and provision for/(recovery of) credit losses. We use PPPT on both a reported and adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.
Provision for Credit Losses (PCL)
is a charge to income that represents an amount deemed adequate by management to fully provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic environment and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans. For more information, refer to the Credit and Counterparty Risk – Provision for Credit Losses and Critical Accounting Estimates and Judgments – Allowance for Credit Losses sections and Note 4 of the consolidated financial statements.

132	BMO Financial Group 205th Annual Report 2022

Reputation Risk
is the potential for loss or harm to the BMO brand. It can arise even if other risks are managed effectively.
Return on Equity or Return on Common Shareholders’ Equity (ROE)
is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income.
Return on Tangible Common Equity (ROTCE)
is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets, as a percentage of average tangible common equity. Adjusted ROTCE is calculated using adjusted net income rather than net income.
Risk-Weighted Assets (RWA)
are defined as
on-balance
sheet and
off-balance
sheet exposures that are risk-weighted based on guidelines established by OSFI. The measure is used for capital management and regulatory reporting purposes.
Securities Borrowed or Purchased under Resale Agreements
are
low-cost,
low-risk
instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements
are
low-cost,
low-risk
liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Securitization
is the practice of selling pools of contractual debts, such as residential mortgages, auto loans and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.
Strategic Risk
arises from the possibility that the bank could experience financial loss or other types of harm due to changes in the external business environment and failure to respond effectively to these changes as a result of inaction, inappropriate strategies or poor implementation of strategies. Strategic risk also includes business risk, which arises from the specific business activities of the enterprise, and the effects these could have on its earnings.
Stressed Value at Risk (SVaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day
holding period, with model inputs calibrated to historical data from a period of significant financial stress. SVaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Structured Entities (SEs)
include entities for which voting or similar rights are not the dominant factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.
Structural
(Non-Trading)
Market Risk
comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.
Swaps
are contractual agreements between two parties to exchange a series of cash flows. The various swap agreements that BMO enters into are as follows:

•	Commodity swaps – counterparties generally exchange fixed-rate and floating rate payments based on a notional value of a single commodity.

•	Credit default swaps – one counter party pays the other a fee in exchange for an agreement by the other counterparty to make a payment if a credit event occurs, such as bankruptcy or failure to pay.

•
Cross-currency interest rate swaps
– fixed rate and floating-rate interest payments and principal amounts are exchanged in different currencies. Cross-currency swaps – fixed-rate interest payments and principal amounts are exchanged in different currencies.

•
Equity swaps
– counterparties exchange the return on an equity security or a group of equity securities for a return based on a fixed or floating interest rate or the return on another equity security or group of equity securities.

•	Interest rate swaps – counterparties generally exchange fixed-rate and floating rate interest payments based on a notional value in a single currency.

•
Total return swaps
– one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates.
Tangible Common Equity
is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.
Taxable Equivalent Basis (teb):
Operating group revenue is presented on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
pre-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The effective tax rate is also analyzed on a teb basis for consistency of approach, with the offset to operating segment adjustments recorded in Corporate Services.
Tier 1 Capital
comprises CET1 Capital and
Additional Tier 1 (AT1) Capital
. AT1 Capital consists of preferred shares and other AT1 Capital instruments, less regulatory deductions.
Tier 1 Capital Ratio
reflects Tier 1 Capital divided by risk-weighted assets.
Tier 2 Capital
comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital
includes Tier 1 and Tier 2 Capital.
Total Capital Ratio
reflects Total Capital divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC)
comprises Total Capital and senior unsecured debt subject to the Canadian
Bail-In
Regime, less regulatory deductions. The largest Canadian banks are required to meet the minimum TLAC Ratio and TLAC Leverage Ratio effective November 1, 2021, as calculated under OSFI’s TLAC Guideline.
Total Loss Absorbing Capacity (TLAC) Ratio
reflects TLAC divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC) Leverage Ratio
reflects TLAC divided by leverage exposures.
Total Shareholder Return:
The annual total shareholder return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. The return includes the change in share price and assumes dividends received were reinvested in additional common shares.
Trading and Underwriting Market Risk
is associated with buying and selling financial products in the course of meeting customer requirements, including market-making and related financing activities, and assisting clients to raise funds by way of securities issuance.
Trading-Related Revenue
includes net interest income and
non-interest
revenue earned from
on-balance
sheet and
off-balance
sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on daily basis. Trading-related revenue also includes income (expense) and gains (losses) from both on-balance
sheet instruments and interest rate, foreign exchange (including spot positions), equity, commodity and credit contracts.
Value-at-Risk
(VaR)
measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day
holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.

BMO Financial Group 205th Annual Report 2022	133